Filed by Orbotech Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Orbotech Ltd.
Commission File No.: 000-12790

June 7, 2018

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Orbotech Ltd. shareholder:

You are cordially invited to attend the extraordinary general meeting of shareholders of Orbotech Ltd. (“Orbotech” or “we”) to be held at 10:00 a.m., Israel time, on Thursday, July 12, 2018, at Orbotech’s offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

As previously announced, on March 18, 2018, Orbotech entered into an agreement and plan of merger, as amended (the “Merger Agreement”), with KLA-Tencor Corporation (“KLA-Tencor”) and Tiburon Merger Sub Technologies Ltd. (“Merger Sub”) under which Orbotech would be acquired by KLA-Tencor (the “Merger”). Pursuant to the terms of the Merger Agreement, each ordinary share of Orbotech that is issued and outstanding (other than certain Excluded Shares) will be canceled and converted into the right to receive $38.86 in cash and 0.25 of a share of KLA-Tencor common stock. You will be asked at the meeting to consider and vote on the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (the “Merger Proposal”). We encourage you to read the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, in its entirety.

The Orbotech Board of Directors has (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Orbotech and its shareholders and that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of the other parties in the Merger Agreement, no reasonable concern exists that the surviving company, as a result of the Merger, will be unable to fulfill the obligations of Orbotech to its creditors; (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger; and (iii) resolved to direct that the Merger Agreement and the transactions contemplated by the Merger Agreement be submitted to the shareholders of Orbotech for approval and adoption and recommended that the shareholders of Orbotech vote in favor of the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement. Accordingly, the Orbotech Board of Directors unanimously recommends that you vote “FOR” the Merger Proposal.

We urge you to read the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference, carefully and in its entirety. In particular, we urge you to read carefully the section entitled “Risk Factors”.

We look forward to greeting personally those Orbotech shareholders who are able to be present at the meeting. If you do plan to attend, to gain access to the meeting we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on June 6, 2018, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed proxy statement/prospectus. Your shares can be voted at the meeting only if you are present or represented by a valid proxy.

Thank you for your cooperation.

Very truly yours,

ASHER LEVY

Chief Executive Officer, Orbotech Ltd.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated June 7, 2018 and is first being made available to Orbotech shareholders on or about June 7, 2018.

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement/prospectus is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.14 nominal (par) value per share (“Orbotech shares”), of Orbotech Ltd. (“Orbotech”) in connection with the solicitation by the Board of Directors of Orbotech (the “Orbotech Board”) of proxies for use at Orbotech’s extraordinary general meeting of shareholders (the “meeting”) or at any adjournment thereof.

The meeting will be held on Thursday, July 12, 2018 at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, to consider and vote on the following matter in connection with the acquisition of Orbotech by KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor”):

•	To approve and adopt (i) the agreement and plan of merger dated March 18, 2018, as amended (the “Merger Agreement”), among KLA-Tencor, Tiburon Merger Sub Technologies Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of KLA-Tencor (“Merger Sub”) and Orbotech; (ii) the merger of Merger Sub with and into Orbotech (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and Orbotech will become a wholly owned subsidiary of KLA-Tencor; and (iii) all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger Proposal”).

Voting procedures. A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. No postage is required if mailed in the United States. Shareholders may revoke the authority granted by their execution of a proxy at any time before the effective exercise thereof by filing with Orbotech a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting. In order for a proxy to be counted, it must be duly executed and received prior to the meeting. This will be deemed to have occurred only if such proxy is received either by Orbotech at its principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the meeting, or by American Stock Transfer & Trust Company, LLC, Orbotech’s transfer agent, in New York City, New York, by no later than 11:59 p.m., New York City time, on July 11, 2018, the last business day immediately preceding the date of the meeting (and, in each case, not revoked prior to such time). Orbotech shares represented by any proxy received after the time specified above will not be counted as present at the meeting and will not be voted.

If a shareholder properly executes and returns the form of proxy to Orbotech prior to the meeting (as specified above) without indicating how the shareholder intends to vote with respect to the Merger Proposal, the Orbotech shares represented by the proxy will be counted as being present for quorum purposes, but will not be treated as having been voted in respect of the Merger Proposal and will have no effect on the voting with respect to the Merger Proposal.

Joint holders of Orbotech shares should take note that, pursuant to Article 62 of the Articles of Association of Orbotech, the vote of the senior holder of joint holders of any Orbotech share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Orbotech

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share, and for this purpose seniority will be determined by the order in which the names stand in Orbotech’s share register.

Record date. Proxies for use at the meeting are being solicited by the Orbotech Board. Only shareholders with Orbotech shares registered in his, her, its or their name or names, at the close of trading on June 6, 2018, the record date (“Orbotech shareholders of record”), will be entitled to vote at the meeting or at any adjournment thereof. Proxies are expected to be mailed to Orbotech shareholders of record on or about June 15, 2018, and their return will be solicited chiefly by mail; however, certain officers, directors, employees and agents of Orbotech, none of whom will receive additional compensation therefor, as well as Okapi Partners LLC, the proxy solicitor for Orbotech, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. Orbotech will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Orbotech shares.

Quorum. At the close of trading on June 6, 2018, the record date, 48,569,735 Orbotech shares were outstanding1, each of which is entitled to one vote upon each of the matters to be presented at the meeting. No less than two Orbotech shareholders of record present in person or by proxy, and holding or representing between them Orbotech shares conferring in the aggregate more than 50% of the voting rights of Orbotech, shall constitute a quorum at the meeting. If within one-half hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall be adjourned to July 23, 2018, at the same time and place. At any such adjourned meeting, if a quorum is not present within one-half hour from the specified time, any shareholders present in person or by proxy shall constitute a quorum even if they hold or represent Orbotech shares conferring 50% or less of the voting rights of Orbotech.

In determining whether there is a quorum for the meeting and whether the required number of votes for the Merger Proposal has been cast, Orbotech shares subject to abstentions or to broker non-votes are counted for purposes of determining whether there is a quorum for the meeting but, with regard to the Merger Proposal, are not counted as having been voted in respect thereof. Broker non-votes are votes that brokers holding Orbotech shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such Orbotech shares should be voted on those proposals and as to which the brokers have advised Orbotech that, accordingly, they lack voting authority.

Required vote. The affirmative vote of a simple majority of the voting rights of Orbotech shares represented and voting thereon at the meeting is necessary for the approval of the Merger Proposal, provided that such majority includes at least a majority of the votes cast by Orbotech shareholders that are not KLA-Tencor, Merger Sub or a KLA Related Person (as defined below), who are present and voting (abstentions are disregarded) (the “Merger Majority”).

Pursuant to the ICL, each Orbotech shareholder voting on the Merger Proposal is required to inform Orbotech as detailed below prior to voting at the meeting if the shareholder is any of KLA-Tencor, Merger Sub, or a KLA Related Person and to indicate such matter in the appropriate place in the enclosed proxy, as further detailed below. A “KLA Related Person” is (a) a person holding, directly or indirectly, either (i) 25% or more of the voting rights of KLA-Tencor or Merger Sub, or (ii) the right to appoint 25% or more of the directors of KLA-Tencor or Merger Sub, or (b) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any such person, or a corporation controlled by any one or more of such persons or by KLA-Tencor or Merger Sub.

[1]	Does not include, as at that date: (i) a total of 4,401,303 Orbotech shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of Orbotech or were available for grant pursuant to such plans and (ii) a total of 5,410,773 Orbotech shares held as treasury shares, including (A) 37,022 Orbotech shares held on behalf of Orbotech by the Section 102 Trustee and (B) 3,416,855 Orbotech shares held by direct or indirect wholly owned subsidiaries of Orbotech, all as described in further detail under the section entitled “Security Ownership of Certain Beneficial Owners and Management of Orbotech”.

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Special voting instructions under the ICL. In order to provide for proper counting of your shareholder vote, in the enclosed proxy you are required to indicate whether or not you are KLA-Tencor, Merger Sub, or a KLA Related Person with respect to the Merger Proposal. If you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming that you are not any of KLA-Tencor, Merger Sub, or a KLA Related Person with respect to the Merger Proposal, your vote will not be counted for purposes of the Merger Majority with respect to the Merger Proposal, and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you are either KLA-Tencor, Merger Sub or a KLA Related Person.

Based on information provided by KLA-Tencor and Merger Sub to Orbotech, as of the date of this proxy statement/prospectus, Orbotech is not aware of any holdings of Orbotech shares by KLA-Tencor, Merger Sub or any KLA Related Persons, and therefore believes that all of its shareholders should mark “NO” in the appropriate place on the enclosed proxy (or in their electronic submission).

Abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum for the meeting but will not be treated as having been voted in respect of the Merger Proposal. Consequently, assuming a quorum is present at the meeting, broker non-votes and abstentions will have no effect on the voting with respect to the Merger Proposal.

Orbotech is unaware at this time of any other matters that will come before the meeting. If any other matters properly come before the meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Orbotech shares represented by executed and unrevoked proxies will be voted in accordance with such judgment.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about KLA-Tencor and Orbotech from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into the proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

KLA-Tencor Corporation One Technology Drive Milpitas, CA 95035 (408) 875-3000 Attention: Investor Relations	Orbotech Ltd. P. O. Box 215 Yavne 8110101, Israel 972-8-9423622 Attention: Michael Havin, Corporate Secretary

Investors may also consult KLA-Tencor’s or Orbotech’s website for more information concerning the Merger described in this proxy statement/prospectus. KLA-Tencor’s website is www.kla-tencor.com. Orbotech’s website is www.orbotech.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

In addition, if you have questions about the Merger, the merger consideration or related matters or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact Okapi Partners LLC, the proxy solicitor for Orbotech, toll-free at +1 (855) 305-0857 or collect at +1 (212) 297-0720. You will not be charged for any of these documents that you request. If you have any questions about the merger consideration or related matters, you may also contact D.F. King & Co., Inc., the information agent for the Merger, by phone at +1 (800) 628-8538 (toll-free for stockholders) or +1 (212) 269-5550 (banks and brokers) or by email at orbotech@dfking.com.

If you would like to request any documents, please do so by July 5, 2018 in order to receive them before the extraordinary general meeting of Orbotech shareholders.

For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information”.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by KLA-Tencor, constitutes a prospectus of KLA-Tencor under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of KLA-Tencor common stock to be issued to Orbotech shareholders pursuant to the Merger Agreement. This proxy statement/prospectus also constitutes a notification with respect to the extraordinary general meeting of Orbotech shareholders.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated June 7, 2018. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither our making available this proxy statement/prospectus to Orbotech shareholders nor the issuance by KLA-Tencor of shares of common stock pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding KLA-Tencor has been provided by KLA-Tencor and information contained in this proxy statement/prospectus regarding Orbotech has been provided by Orbotech.

All references in this proxy statement/prospectus to “KLA-Tencor” refer to KLA-Tencor Corporation, a Delaware corporation; all references in this proxy statement/prospectus to “Orbotech” refer to Orbotech Ltd., a company organized under the laws of the State of Israel; all references to “Merger Sub” refer to Tiburon Merger Sub Technologies Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of KLA-Tencor formed for the sole purpose of effecting the Merger, or its permitted assignees; unless otherwise indicated or as the context requires, all references in this proxy statement/prospectus to “we,” “our” and “us” refer to KLA-Tencor and Orbotech collectively; unless otherwise indicated or as the context requires, all references to the “combined company” refer to KLA-Tencor, Orbotech and their subsidiaries, collectively, following the consummation of the Merger; unless otherwise indicated or as the context requires, all references to the “Merger Agreement” refer to the agreement and plan of merger, dated as of March 18, 2018, as amended, among KLA-Tencor, Merger Sub and Orbotech, a copy of which is attached to this proxy statement/prospectus as Annex A; all references to the “Merger” refer to the merger of Merger Sub with and into Orbotech, with Orbotech as the surviving company.

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Changes in Control	133
COMPARISON OF RIGHTS OF ORBOTECH SHAREHOLDERS AND KLA-TENCOR STOCKHOLDERS	135
APPRAISAL RIGHTS	146
OTHER MATTERS	146
LEGAL MATTERS	146
EXPERTS	146
WHERE YOU CAN FIND MORE INFORMATION	146

Annex A	Merger Agreement and Amendment No. 1 thereto
Annex B	Opinion of Barclays Capital Inc.
Annex C	Proxy Card

QUESTIONS AND ANSWERS

The following are some questions that you, as a shareholder of Orbotech, may have regarding the Merger Proposal being considered at the extraordinary general meeting of Orbotech shareholders (the “meeting”) and the answers to those questions. KLA-Tencor and Orbotech urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger Proposal being considered at the meeting. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information”.

Q:	Why am I receiving this proxy statement/prospectus?

A:	KLA-Tencor and Orbotech have agreed to an acquisition of Orbotech by KLA-Tencor under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A. The Merger Agreement is the legal document governing the Merger.

In order to consummate the Merger, Orbotech shareholders must vote to approve and adopt the Merger Proposal described in this proxy statement/prospectus, and all other conditions to the Merger must be satisfied or waived.

Orbotech will hold the meeting to obtain this approval for the Merger Proposal. This proxy statement/prospectus contains important information about the Merger, the Merger Proposal and the meeting, and you should read it carefully. The enclosed proxy materials allow you to vote your shares without attending the meeting.

Your vote is important. We encourage you to vote as soon as possible. For more information on how to vote your shares, see the section entitled “The Orbotech Extraordinary General Meeting—Voting Procedures”.

This proxy statement/prospectus is for the extraordinary general meeting of the shareholders of Orbotech to consider the Merger Proposal and does not relate to the 2018 annual general meeting of Orbotech shareholders (the “2018 Orbotech Annual Meeting”) scheduled to be held on June 21, 2018 . To vote on the Merger Proposal, you must follow the procedures in this proxy statement/prospectus. Completing the proxy for or voting at the 2018 Orbotech Annual Meeting is not a vote on the Merger Proposal. This proxy statement/prospectus is not soliciting votes for the 2018 Orbotech Annual Meeting and a separate proxy statement relating to the 2018 Orbotech Annual Meeting was made available to Orbotech shareholders on or about May 17, 2018. See the section entitled “Where You Can Find More Information”.

Q:	What is a proxy?

A:	A proxy is another person you authorize to vote on your behalf. Orbotech is asking its shareholders to vote, or to instruct their proxy how to vote, their Orbotech ordinary shares (the “Orbotech shares”) so that all Orbotech shares may be voted at the meeting even if the holders do not attend the meeting.

Q:	When were the enclosed solicitation materials first made available to shareholders?

A:	The enclosed solicitation materials were first made available to Orbotech shareholders on or about June 7, 2018 and are expected to be mailed to Orbotech shareholders on or about June 15, 2018.

Q:	What do I need to do now?

A:

After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please either join us at the meeting to vote in person or vote by submitting

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your proxy card by following the instructions set forth below in the sections entitled “The Orbotech Extraordinary General Meeting—Vote Required at the Meeting,” and “The Orbotech Extraordinary General Meeting—Voting Procedures”.

Questions and Answers about the Merger Proposal and Extraordinary General Meeting

Q:	When and where is the meeting?

A:	The meeting will be held on Thursday, July 12, 2018 at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

Q:	Who is entitled to vote at the meeting?

A:	Only Orbotech shareholders with Orbotech shares registered in his, her, its or their name or names as of the close of trading on June 6, 2018, the record date (“Orbotech shareholders of record”), will be entitled to vote at the meeting or at any adjournment thereof. As of the close of trading on June 6, 2018, the record date, 48,569,735 Orbotech shares were outstanding[2], each of which is entitled to one vote upon the matter presented at the meeting.

Q:	What proposal will be considered at the meeting?

A:	At the meeting, you will be asked to consider and vote on the following item:

•	To approve and adopt (i) the Merger Agreement; (ii) the Merger on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the ICL, following which Merger Sub will cease to exist, and Orbotech will become a wholly owned subsidiary of KLA-Tencor; and (iii) all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger Proposal”).

Q:	What constitutes a quorum?

A:	No less than two Orbotech shareholders of record present in person or by proxy, and holding or representing between them Orbotech shares conferring in the aggregate more than 50% of the voting rights of Orbotech, shall constitute a quorum at the meeting. If within one-half hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall be adjourned to July 23, 2018, at the same time and place. At any such adjourned meeting, if a quorum is not present within one-half hour from the specified time, any shareholders present in person or by proxy shall constitute a quorum even if they hold or represent Orbotech shares conferring 50% or less of the voting rights of Orbotech.

In determining whether there is a quorum for the meeting and whether the required number of votes for the Merger Proposal has been cast, Orbotech shares subject to abstentions or to broker non-votes are counted for purposes of determining whether there is a quorum for the meeting but, with regard to the Merger Proposal, are not counted as having been voted in respect thereof. Broker non-votes are votes that brokers holding Orbotech shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such Orbotech shares should be voted on

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Does not include, as at that date: (i) a total of 4,401,303 Orbotech shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of Orbotech or were available for grant pursuant to such plans and (ii) a total of 5,410,773 Orbotech shares held as treasury shares, including (A) 37,022 Orbotech shares held on behalf of Orbotech by the Section 102 Trustee and (B) 3,416,855 Orbotech shares held by direct or indirect wholly owned subsidiaries of Orbotech, all as described in further detail in the section entitled “Security Ownership of Certain Beneficial Owners and Management of Orbotech”.

those proposals and as to which the brokers have advised Orbotech that, accordingly, they lack voting authority.

Q:	What vote of Orbotech shareholders is required to approve the Merger Proposal?

A:	The affirmative vote of a simple majority of the voting rights of Orbotech represented and voting thereon at the meeting is necessary for the approval of the Merger Proposal, provided that such majority includes at least a majority of the votes cast by Orbotech shareholders that are not KLA-Tencor, Merger Sub or a KLA Related Person, who are present and voting (abstentions are disregarded) (the “Merger Majority”).

Q:	How does the Orbotech Board recommend that I vote?

A:	The Board of Directors of Orbotech (the “Orbotech Board”) unanimously recommends a vote “FOR” the Merger Proposal.

For a discussion of the factors that the Orbotech Board considered in determining to recommend the approval and adoption of the Merger Agreement, the Merger and all other transactions contemplated by thereby, see the section entitled “The Merger—Orbotech’s Reasons for the Merger; Recommendation of the Orbotech Board”.

Q:	Do any of Orbotech’s directors or executive officers have any interests in the Merger that may be different from, or in addition to, my interests as an Orbotech shareholder?

A:	In considering the proposal to be voted on at the meeting, you should be aware that Orbotech’s directors and executive officers have interests that may be different from, or in addition to, the interests of the Orbotech shareholders generally. For more information, see the section entitled “The Merger—Interests of Orbotech Directors and Executive Officers in the Merger”.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, including the Annexes and the other documents incorporated by reference in this proxy statement/prospectus, please ensure your Orbotech shares are voted at the meeting by completing, dating, signing and mailing the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in this proxy statement/prospectus.

Your shares can be voted at the meeting only if you are present or represented by a valid proxy. In order to provide for proper counting of your shareholder vote, in the enclosed proxy you are required to indicate whether or not you are KLA-Tencor, Merger Sub, or a KLA Related Person with respect to the Merger Proposal. If you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming that you are not any of KLA-Tencor, Merger Sub, or a KLA Related Person with respect to the Merger Proposal, your vote will not be counted for purposes of the Merger Majority with respect to the Merger Proposal, and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you are either KLA-Tencor, Merger Sub or a KLA Related Person.

Q:	What happens if I sell my Orbotech shares before the meeting?

A:	The record date for the meeting is earlier than the date of the meeting. If you own Orbotech shares on the record date and transfer your Orbotech shares after the record date but before the time of the meeting, you will retain your right to vote such Orbotech shares at the meeting, but the right to receive the Merger Consideration will pass to the person to whom you transferred your Orbotech shares. In order to receive the Merger Consideration, you must hold your Orbotech shares through the completion of the Merger.

Q:	How do I cast my vote if I am an Orbotech shareholder of record?

A:	If you are an Orbotech shareholder of record, you may vote in person at the meeting or by submitting a proxy for the meeting. In order for a proxy to be counted, it must be a duly executed proxy and received prior to the meeting. This will be deemed to have occurred only if such proxy is received either by Orbotech at its principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the meeting, or by American Stock Transfer & Trust Company, LLC, Orbotech’s transfer agent, in New York, New York, by no later than 11:59 p.m., New York City time, on July 11, 2018, the last business day immediately preceding the date of the meeting (and, in each case, not revoked prior to such time). Orbotech shares represented by any proxy received after the time specified above will not be counted as present at the meeting and will not be voted. For more detailed instructions on how to vote, see the sections entitled “The Orbotech Extraordinary General Meeting—Vote Required at the Meeting” and “The Orbotech Extraordinary General Meeting—Voting Procedures”.

Joint holders of Orbotech shares should take note that, pursuant to Article 62 of the Articles of Association of Orbotech, the vote of the senior holder of joint holders of any Orbotech share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the Orbotech share, and for this purpose seniority will be determined by the order in which the names stand in Orbotech’s share register.

If you are an Orbotech shareholder of record who properly executes and returns the form of proxy to Orbotech prior to the meeting (as specified above) without indicating how you intend to vote with respect to the Merger Proposal, the Orbotech shares represented by the proxy will be counted as being present for quorum purposes, but will not be treated as having been voted in respect of the Merger Proposal and will have no effect on the voting with respect to the Merger Proposal.

Q:	How do I cast my vote if my Orbotech shares are held in “street name” by my broker?

A:	If you are an Orbotech shareholder with Orbotech shares held in “street name”, which means your Orbotech shares are held in an account at a broker, bank or other nominee, you must follow the instructions from your broker, bank or other nominee in order to vote. Without following those instructions, your Orbotech shares will not be voted.

Q:	What will happen if I abstain from voting on the Merger Proposal?

A:	Abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum for the meeting but will not be treated as having been voted in respect of the Merger Proposal. Consequently, assuming a quorum is present at the meeting, broker non-votes and abstentions will have no effect on the voting with respect to the Merger Proposal.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you are an Orbotech shareholder of record, once you have given your proxy votes for the matters before our Orbotech shareholders as described in this proxy statement/prospectus, you may revoke such vote at any time prior to the time it is voted, (1) by filing with Orbotech an instrument revoking such proxy, (2) by completing, signing, dating and returning a new proxy bearing a later date by mail to Orbotech or (3) by attending the meeting and voting in person.

Merely attending the meeting will not, by itself, revoke a proxy. Please note that if you want to revoke your proxy by sending a new proxy or an instrument revoking such proxy to Orbotech, you should ensure that you send your new proxy or instrument revoking such proxy in sufficient time for it to be received by Orbotech prior to the meeting. Only your last-dated proxy will count. If you are an Orbotech shareholder of record, you may obtain a new legal proxy by contacting Okapi Partners LLC, Orbotech’s proxy solicitor, at 1212 Avenue of the Americas, 24th Floor, New York, NY 10036 or by telephone at +1 (212) 297-0720.

If you are an Orbotech shareholder with Orbotech shares held in “street name,” you should follow the instructions of your broker regarding the revocation of proxies. If your broker allows you to submit a proxy via the internet or by telephone, you may be able to change your vote by submitting a new proxy via the internet or by telephone or by mail. Please note that if your Orbotech shares are held in the name of a broker, you must obtain and bring to the meeting a proxy issued in your name from the broker to be able to vote at the meeting.

Q:	If I hold my Orbotech shares in certificated form, should I send in my share certificates now?

A:	No. You should not send in your share certificate(s) with your proxy. A letter of transmittal with instructions for the surrender of your certificates representing any Orbotech shares will be mailed to Orbotech shareholders if the Merger is completed.

Promptly after the Effective Time (as defined below in the answer to the question “When do you expect the Merger to be completed?”), each holder of record of a certificate representing any Orbotech share (each a “certificate”) or uncertificated Orbotech shares, in each case that have been converted into the right to receive the Merger Consideration (as defined in the section entitled “The Merger—Effects of the Merger”), will be sent a letter of transmittal describing the procedure for surrendering such certificate or acknowledging the conversion of such uncertificated shares into the right to receive the Merger Consideration. Upon delivery to the exchange agent of the letter of transmittal and a declaration for tax withholding purposes or a valid tax certificate and, if applicable, surrender of the certificates for cancellation to the exchange agent, the holders of such certificates or uncertificated shares, as applicable, will be entitled to receive in exchange therefor the Merger Consideration. Payments and deliveries will be made to such addresses or bank accounts as set forth in the letter of transmittal. For more information, see the sections entitled “The Merger—Procedures for Surrendering Orbotech Shares in the Merger” and “The Merger Agreement—Exchange Agent; Letter of Transmittal”.

Q:	Am I entitled to exercise dissenters’ rights or appraisal rights instead of receiving the Merger Consideration for my Orbotech shares?

A:	No. Under Israeli law, holders of Orbotech shares are not entitled to statutory appraisal rights in connection with the Merger.

Questions and Answers about the Merger

Q:	What will happen in the Merger?

A:	Under the terms of the Merger Agreement, Merger Sub will merge with and into Orbotech, with Orbotech continuing as the surviving company and as a wholly owned subsidiary of KLA-Tencor. After the Merger, Orbotech will no longer be a publicly held corporation.

Q:	What is required to complete the Merger?

A:	Each of KLA-Tencor’s and Orbotech’s obligation to consummate the Merger is subject, as relevant, to a number of conditions specified in the Merger Agreement, including the following:

•	approval of the Merger Agreement, the Merger and the other transactions contemplated thereby by Orbotech shareholders as described in this proxy statement/prospectus;

•	the termination or expiration of any applicable waiting period, or the exemption or approval of applicable government entities, under certain antitrust laws;

•

the absence of (i) any law, order, judgment, injunction or other ruling instituted by a governmental entity with competent jurisdiction, that is in effect and has the effect of making the Merger illegal or of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction or (ii) any

v

legal proceeding seeking to enjoin, restrain or prohibit the Merger pursuant to any applicable antitrust laws or seeking to impose certain burdensome conditions on the consummation of the Merger;

•	approval for listing on the NASDAQ Global Select Market (“NASDAQ”) of the shares of KLA-Tencor common stock to be issued in the Merger, subject to official notice of issuance;

•	that this registration statement on Form S-4 has been declared by the SEC to be effective under the Securities Act and is not the subject of any stop order or proceedings seeking a stop order;

•	certain customary Israeli conditions relating to the compliance of KLA-Tencor and Orbotech with applicable Israeli laws;

•	subject to certain materiality standards contained in the Merger Agreement, the accuracy of representations and warranties of Orbotech and KLA-Tencor, respectively, and material performance by Orbotech and KLA-Tencor of their respective covenants contained in the Merger Agreement; and

•	the absence of a material adverse effect with respect to the other party.

The consummation of the Merger is not subject to a financing condition. For more information, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” as well as the copy of the Merger Agreement attached to this proxy statement/prospectus as Annex A and incorporated herein by reference.

Q:	Is the consummation of the Merger conditioned on the approval of the Merger Agreement by KLA-Tencor’s stockholders?

A:	No. The consummation of the Merger is not conditioned on the approval of the Merger Agreement by KLA-Tencor’s stockholders.

Q:	When do you expect the Merger to be completed?

A:	KLA-Tencor and Orbotech expect the closing of the Merger (the “Closing”) to occur in the fourth quarter of calendar year 2018 (such date that the Closing occurs, the “Closing Date”). However, the Merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of KLA-Tencor and Orbotech could result in the Merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the date on which the meeting is held and the date of the completion of the Merger. The Merger will become effective following the satisfaction or waiver of the conditions to Closing upon the issuance by the Companies Registrar of the State of Israel (the “Registrar”) of a certificate of merger (the “Effective Time”).

Q:	In the Merger, what will Orbotech shareholders receive for their shares?

A:	If the Merger is consummated, each Orbotech share that is issued and outstanding immediately prior to the Closing, other than certain Excluded Shares (as defined in the section entitled “The Merger Agreement—Merger Consideration”) will be converted into the right to receive (1) cash, without interest, in an amount equal to $38.86 (the “Cash Consideration”), and (2) 0.25 of a share of KLA-Tencor common stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), in each case subject to the terms and conditions set forth in the Merger Agreement. Orbotech shareholders will not receive any fractional shares of KLA-Tencor common stock and will instead receive cash in lieu of any such fractional shares of KLA-Tencor common stock. For more information, see the section entitled “The Merger Agreement—Merger Consideration”.

Q:	What is the value of the Merger Consideration per share?

A:

The exact value of the Merger Consideration will depend on the price per share at which KLA-Tencor common stock trades at the Effective Time. Such price will not be known at the time of the meeting and may be less than the current price of the KLA-Tencor common stock or its price at the time of the meeting. Based on the closing stock price of KLA-Tencor common stock on March 16, 2018, the last trading day before public announcement of the Merger, of $120.62, and assuming that the price of KLA-Tencor common stock at the Effective Time of the Merger is the same as it was on March 16, 2018, the value of the Merger Consideration per share would be $69.02 for each Orbotech share. The market prices of shares of KLA-Tencor common stock and Orbotech shares are subject to fluctuation, and the price of KLA-Tencor’s common stock at the Effective Time may be higher or lower than it was on March 16, 2018, on the date of this proxy statement/prospectus or on the date of the meeting. We urge you to obtain current market quotations of KLA-Tencor common stock and Orbotech shares. For more information, see the sections entitled “Where You Can Find More Information” and “Summary—Unaudited Comparative Per Share Market Value and Dividend Information”.

Q:	After the Merger, how much of KLA-Tencor will Orbotech shareholders own?

A:	Based on the number of Orbotech shares issued and outstanding as of June 4, 2018, the number of shares of KLA-Tencor common stock issued and outstanding as of June 4, 2018, the number of vested Orbotech Equity Awards outstanding as of June 4, 2018, and assuming a KLA-Tencor Average Closing Price (as defined in the section entitled “The Merger Agreement—Merger Consideration”) of $113.77 (calculated based on the ten trading days ended June 4, 2018, the most recent practicable range of trading days prior to the date of this proxy statement/prospectus), it is expected that, immediately after completion of the Merger, former Orbotech shareholders will receive shares of KLA-Tencor common stock in the Merger representing approximately 7.3% of the outstanding shares of KLA-Tencor common stock immediately following the Effective Time, assuming the Effective Time is on June 5, 2018.

Q:	Will Orbotech shareholders be able to trade the shares of KLA-Tencor common stock that they receive in the transaction?

A:	Yes. Shares of KLA-Tencor common stock are listed on NASDAQ under the symbol “KLAC.” Shares of KLA-Tencor common stock received in exchange for Orbotech shares in the Merger will be freely transferable under U.S. federal securities laws.

Q:	What will happen to my outstanding Orbotech equity compensation awards in the Merger?

A:	For information regarding the treatment of Orbotech’s Equity Awards, see the section entitled “The Merger Agreement—Treatment of Orbotech Equity Awards”.

Q:	How will I receive the Merger Consideration to which I am entitled?

A:	After receiving the proper documentation from holders of Orbotech shares, subject to the terms and conditions set forth in the Merger Agreement, the exchange agent in the transaction will transfer to such holders the cash and the shares of KLA-Tencor common stock to which such holders are entitled. Orbotech shareholders will not receive any fractional shares of KLA-Tencor common stock and will instead receive cash in lieu of any such fractional shares.

Holders of Orbotech Equity Awards granted under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “ITO” and, such Orbotech Equity Awards, the “102 Compensatory Awards”), that are not being assumed by KLA-Tencor will receive the Merger Consideration to which such holders are entitled through the 102 Trustee (as described in the section entitled “The Merger Agreement—Merger Consideration”), in accordance with the terms and conditions of Section 102 of the ITO and the Tax Rulings (as defined below in the answer to the question “What are the Israeli tax consequences of the exchange of Orbotech shares for the Merger Consideration?”).

Holders of Orbotech Equity Awards (other than 102 Compensatory Awards) that are not being assumed by KLA-Tencor will receive the Merger Consideration to which such holders are entitled from Orbotech or, if applicable, a relevant engaging subsidiary, through its payroll system, subject to applicable withholdings.

More information on the documentation required to be delivered to the exchange agent may be found under the section entitled “Material Israeli Tax Consequences”.

Q:	Do I need to do anything with my certificates representing Orbotech shares now?

A:	No. After the Merger is consummated, if you held certificates representing Orbotech shares prior to the Merger, the exchange agent will send you instructions for exchanging your Orbotech shares for the Merger Consideration.

Q:	What happens if the Merger is not completed?

A:	If the Merger Proposal is not approved by Orbotech shareholders or if the Merger is not completed for any other reason, Orbotech shareholders will not receive the Merger Consideration in exchange for their Orbotech shares. Instead, Orbotech will remain a stand-alone public company and Orbotech shares will continue to be listed and traded. Under specified circumstances, Orbotech may be required to pay KLA-Tencor a termination fee, as described in the section entitled “The Merger Agreement—Termination Fees”. See also the section entitled “Where You Can Find More Information”.

Q:	Are Orbotech shareholders entitled to appraisal or dissenters’ rights?

A:	No. Under Israeli law, Orbotech shareholders are not entitled to statutory appraisal or dissenters’ rights in connection with the Merger.

Q:	What are the U.S. federal income tax consequences of the exchange of Orbotech shares for the Merger Consideration?

A:	If you are a U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”), the exchange of your Orbotech shares for cash and shares of KLA-Tencor common stock in the Merger will be a taxable transaction for U.S. federal income tax purposes, which generally will require you to recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the sum of the amount of cash and the fair market value of the shares of KLA-Tencor common stock you receive in the Merger and your tax basis in the Orbotech shares exchanged in the Merger.

Because particular circumstances may differ, we recommend that you consult your own tax advisor to determine the U.S. federal income tax consequences to you relating to the Merger in light of your own particular circumstances and the consequences to you arising under U.S. federal non-income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction. A more complete description of material U.S. federal income tax consequences of the Merger is provided in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”.

Q:	What are the Israeli tax consequences of the exchange of Orbotech shares for the Merger Consideration?

A:	The following statements are only a summary of certain material Israeli tax consequences of the Merger.

As a consequence of the Merger, holders of Orbotech shares will be treated as having sold their Orbotech shares in the Merger. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its shareholders are generally subject to Israeli taxation.

The ITO distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals (and if such individual is holding or is entitled to purchase, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, one of the following: (i) at least 10% of the issued and outstanding Orbotech shares, (ii) at least 10% of the voting rights of Orbotech, (iii) the right to receive at least 10% of Orbotech’s profits or its assets upon liquidation, (iv) the right to appoint a manager/director, or (v) the right to instruct any other person to do any of the foregoing (a “Major Stockholder”) on the date of sale or on any date falling within the 12-month period preceding that date of sale, such Major Stockholder would be subject to Israeli taxation at the rate of 30%) and 23% for corporations. An additional tax at a rate of three percent on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. The Inflationary Surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.

Shareholders of a company, such as Orbotech, whose shares are traded on an authorized stock exchange outside Israel, or on a regulated market outside of Israel, who are non-Israeli residents, would generally be exempt from Israeli capital gains tax, provided that certain conditions are met (e.g., including that the capital gain is not made through a permanent establishment that the non-Israeli resident shareholder maintains in Israel). In addition, such sale may be exempt from Israeli capital gain tax (or be subject to a reduced tax rate) under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for an exemption or a reduced tax rate).

Orbotech has filed requests for tax rulings from the Israel Tax Authority with respect to (i) exemption from withholding of Israeli tax on payments of Merger Consideration paid to Orbotech shareholders who are non-Israeli residents and meet certain conditions, (ii) deferral of the obligation of Israeli tax resident holders of Orbotech shares, to pay Israeli tax on the exchange of the Orbotech shares for KLA-Tencor common stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Orbotech options, RSUs and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO (collectively, the “Tax Rulings”). If and when the tax rulings are finalized, Orbotech will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the rulings. There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by Orbotech.

Whether or not a particular Orbotech shareholder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Orbotech of a tax ruling from the Israel Tax Authority prior to Closing, all Orbotech shareholders will be subject to Israeli tax withholding at the rate of 25% (for individuals) and 23% (for corporations) on the gross Merger Consideration (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and KLA-Tencor or the exchange agent will withhold and deduct from the Cash Consideration an amount equal to 25%, 23% or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross Merger Consideration received by such shareholder and, if the Cash Consideration is lower than the required amount to be withheld, no KLA-Tencor common stock will be issued to such shareholder of Orbotech, until such shareholder remits sufficient cash to cover the required amount to be withheld.

Regardless of whether Orbotech obtains the requested tax rulings from the Israel Tax Authority, any holder of Orbotech shares who believes that it is entitled to such an exemption (or reduced tax rate) may separately apply to the Israel Tax Authority to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling to the exchange agent at least five business days prior to the date that is 180 days following the Closing Date. If KLA-Tencor or the exchange agent receive a valid exemption certificate or tax ruling (as determined in KLA-Tencor’s or the exchange agent’s discretion) at least five business days prior to the date that is 180 days following the Closing Date, then the withholding (if any) of any amounts under the ITO, from the Merger Consideration payable shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws.

For a more detailed description of the material Israeli tax consequences of the Merger, see the section entitled “Material Israeli Tax Consequences”.

Q:	Who can help answer my questions?

A:	If you have questions about the Merger or the other matters to be voted on at the meeting or desire additional copies of this proxy statement/prospectus or additional proxy cards, you should contact Okapi Partners LLC, the proxy solicitor for Orbotech, toll free at +1 (855) 305-0857 or collect at +1 (212) 297-0720. You will not be charged for any of those documents that you request.

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SUMMARY

This summary highlights selected information contained elsewhere in this proxy statement/prospectus and may not contain all the information that is important to you with respect to the Merger Proposal to be considered at the meeting. KLA-Tencor and Orbotech urge you to read the remainder of this proxy statement/prospectus carefully, including the attached Annexes, and the other documents to which we have referred you. See also the section entitled “Where You Can Find More Information.” We have included references in this summary to direct you to more complete descriptions of the topics presented below.

The Companies

KLA-Tencor Corporation

KLA-Tencor is a leading supplier of process control and yield management solutions for the semiconductor and related nanoelectronics industries. KLA-Tencor’s broad portfolio of defect inspection and metrology products, and related service, software and other offerings primarily supports integrated circuit, which is referred to as an “IC” or “chip,” manufacturers throughout the entire semiconductor fabrication process, from research and development to final volume production. KLA-Tencor provides leading-edge equipment, software and support that enable IC manufacturers to identify, resolve and manage significant advanced technology manufacturing process challenges and obtain higher finished product yields at lower overall cost. In addition to serving the semiconductor industry, KLA-Tencor also provides a range of technology solutions to a number of other high technology industries, including the LED and data storage industries, as well as general materials research.

KLA-Tencor’s common stock is traded on NASDAQ under the symbol “KLAC.”

The principal executive offices of KLA-Tencor are located at One Technology Drive, Milpitas, California, 95035, and its telephone number is (408) 875-3000.

Orbotech Ltd.

Orbotech is a global innovator and supplier of enabling solutions used to manufacture the world’s most sophisticated consumer and industrial electronic products and is part of a select group of companies whose technology is literally driving the future of electronics. Orbotech’s core business lies in enabling electronic device manufacturers to inspect, test and measure printed circuit boards (“PCB”s) and flat panel displays (“FPD”s) to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in semiconductor device (“SD”) and semiconductor manufacturing and to perform laser drilling of electronic substrates (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

Orbotech ordinary shares, New Israeli Shekels (“NIS”) 0.14 nominal (par) value per share (the “Orbotech shares”), are traded on NASDAQ under the symbol “ORBK”.

The principal executive offices of Orbotech are located at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel, and its telephone number is +972-8-9423533.

Tiburon Merger Sub Technologies Ltd.

Merger Sub, a wholly-owned subsidiary of KLA-Tencor, is a company organized under the laws of the State of Israel that was formed on March 15, 2018 for the sole purpose of effecting the Merger. In the Merger, Merger

Sub will be merged with and into Orbotech, with Orbotech surviving as a wholly owned subsidiary of KLA-Tencor.

The Merger

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. KLA-Tencor and Orbotech encourage you to read the entire Merger Agreement carefully, because it is the principal document governing the Merger. For more information on the Merger Agreement, see the section entitled “The Merger Agreement”.

Structure of the Merger

The Merger Agreement provides for the Merger, in which Merger Sub will be merged with and into Orbotech, with Orbotech surviving the Merger as a wholly owned subsidiary of KLA-Tencor.

After the completion of the Merger, Orbotech’s memorandum of association (“Orbotech’s Memorandum”) and Orbotech’s articles of association (“Orbotech’s Articles” and, together with Orbotech’s Memorandum, “Orbotech’s Charter Documents”) in effect immediately prior to completion of the Merger will be the memorandum of association and articles of association, respectively, of Orbotech as the surviving company of the Merger, the directors of Merger Sub immediately prior to the completion of the Merger will be the directors of Orbotech as the surviving company of the Merger and the officers of Orbotech immediately prior to the completion of the Merger will be the officers of Orbotech as the surviving company of the Merger.

Merger Consideration

Each of the KLA-Tencor Board and the Orbotech Board has approved the Merger Agreement, which provides for the merger of Merger Sub with and into Orbotech. Upon the closing of the Merger (the “Closing”), Orbotech will be the surviving company and will become a wholly owned subsidiary of KLA-Tencor. Each Orbotech share that is issued and outstanding immediately prior to the Closing, other than any Excluded Shares (as defined in the section entitled “The Merger Agreement—Merger Consideration”), will be converted into the right to receive (1) cash, without interest, in an amount equal to $38.86, and (2) 0.25 of a share of KLA-Tencor common stock, in each case subject to the terms and conditions set forth in the Merger Agreement.

In lieu of any fractional share of KLA-Tencor common stock that otherwise would be issuable pursuant to the Merger, each holder of Orbotech shares who otherwise would be entitled to receive a fraction of a share of KLA-Tencor common stock pursuant to the Merger will be paid an amount in cash (without interest) equal to (i) the fraction of a share of KLA-Tencor common stock to which such holder would otherwise be entitled multiplied by (ii) the KLA-Tencor Average Closing Price (as defined in the section entitled “The Merger Agreement—Merger Consideration”).

Material U.S. Federal Income Tax Consequences of the Merger

For U.S. federal income tax purposes, the receipt of cash and KLA-Tencor common stock by a U.S. Holder (as defined under the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) in exchange for such U.S. Holder’s Orbotech shares in the Merger generally will result in the recognition of gain or loss in an amount equal to the difference, if any, between (1) the amount of cash and the fair market value, at the time of the Merger, of the KLA-Tencor common stock received in the Merger and (2) the U.S. Holder’s adjusted tax basis in the Orbotech shares surrendered pursuant to the Merger.

For more information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”. Orbotech shareholders should consult their own tax advisors concerning the U.S. federal income tax consequences relating to the Merger in light of their particular circumstances and any consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Material Israeli Tax Consequences of the Merger

The following statements are only a summary of certain material Israeli tax consequences of the Merger.

As a consequence of the Merger, holders of Orbotech shares will be treated as having sold their Orbotech shares in the Merger. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its shareholders are generally subject to Israeli taxation.

The Israeli Income Tax Ordinance [New Version], 1961 (the “ITO”) distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals (and if such individual is a Major Stockholder on the date of sale or on any date falling within the 12-month period preceding that date of sale, such Major Stockholder would be subject to Israeli taxation at the rate of 30%) and 23% for corporations. An additional tax at a rate of three percent on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. The Inflationary Surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.

Shareholders of a company, such as Orbotech, whose shares are traded on an authorized stock exchange outside Israel, or on a regulated market outside of Israel, who are non-Israeli residents, would generally be exempt from Israeli capital gains tax, provided that certain conditions are met (e.g., including that the capital gain is not made through a permanent establishment that the non-Israeli resident shareholder maintains in Israel). In addition, such sale may be exempt from Israeli capital gain tax (or be subject to a reduced tax rate) under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for an exemption or a reduced tax rate).

Orbotech has filed requests for tax rulings from the Israel Tax Authority with respect to (i) exemption from withholding of Israeli tax on payments of Merger Consideration paid to Orbotech shareholders who are non-Israeli residents and meet certain conditions, (ii) deferral of the obligation of Israeli tax resident holders of Orbotech shares, to pay Israeli tax on the exchange of the Orbotech shares for KLA-Tencor common stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Orbotech Options, RSUs and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO. If and when the tax rulings are finalized, Orbotech will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the rulings. There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by Orbotech.

Whether or not a particular shareholder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Orbotech of a tax ruling from the Israel Tax Authority prior to Closing, all Orbotech shareholders will be subject to Israeli tax withholding at the rate of 25% (for individuals) and 23% (for corporations) on the gross Merger Consideration (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and KLA-Tencor or the exchange agent will withhold and deduct from the Cash Consideration an amount equal to 25%, 23% or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross Merger Consideration received by such shareholder and, if the Cash Consideration is lower than the required amount to be withheld, no KLA-Tencor common stock will be issued to such shareholder of Orbotech, until such shareholder remits sufficient cash to cover the required amount to be withheld.

Regardless of whether Orbotech obtains the requested tax rulings from the Israel Tax Authority, any holder of Orbotech shares who believes that it is entitled to such an exemption (or reduced tax rate) may separately apply to the Israel Tax Authority to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling to the exchange agent at least five business days prior to the date that is 180 days following the Closing Date. If KLA-Tencor or the exchange agent receive a valid exemption certificate or tax ruling (as determined in KLA-Tencor’s or the exchange agent’s discretion) at least five business days prior to the date that is 180 days following the Closing Date, then the withholding (if any) of any amounts under the ITO, from the Merger Consideration payable shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws.

For a more detailed description of the material Israeli tax consequences of the Merger, see the section entitled “Material Israeli Tax Consequences”.

Recommendation of the Orbotech Board

The Board of Directors of Orbotech (the “Orbotech Board”) unanimously recommends a vote “FOR” the Merger Proposal. For a discussion of the factors that the Orbotech Board considered in determining to recommend the approval and adoption of the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement, see the section entitled “The Merger—Orbotech’s Reasons for the Merger; Recommendation of the Orbotech Board”. In addition, in considering the recommendation of the Board with respect to the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, you should be aware that Orbotech’s directors and executive officers have interests that may be different from, or in addition to, the interests of the Orbotech shareholders generally. For more information, see the section entitled “The Merger—Interests of Orbotech Directors and Executive Officers in the Merger”.

Opinion of Orbotech’s Financial Advisor

Orbotech engaged Barclays Capital Inc., which we refer to as “Barclays”, to act as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement (the “proposed transaction”). On March 18, 2018, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Orbotech Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the holders of Orbotech shares, other than the holders of any Excluded Shares, in the proposed transaction was fair, from a financial point of view, to such holders.

The full text of Barclays’ written opinion, dated as of March 18, 2018, is attached as Annex B to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. This summary is qualified in its entirety by reference to the full text of the opinion. Barclays’ opinion is addressed to the Orbotech Board and addresses only the fairness, from a financial point of view, of the consideration to be offered to the holders of Orbotech shares (other than the holders of the Excluded Shares) in the proposed transaction and does not constitute a recommendation to any holder of Orbotech shares as to how such holder should vote with respect to the proposed transaction or any other matter. For a description of the opinion that Orbotech received from Barclays, see the section entitled “The Merger—Opinion of Orbotech’s Financial Advisor”.

Interests of Orbotech Directors and Executive Officers in the Merger

The directors and executive officers of Orbotech have interests in the Merger that may be different from, or in addition to, those of the Orbotech shareholders generally. The Orbotech Board was aware of and considered these anticipated interests, among other things, in evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and in recommending that Orbotech shareholders approve the Merger Proposal. These interests include the treatment of equity awards granted under Orbotech’s equity-based incentive plans (which we refer to as “Orbotech Equity Awards”) in connection with the Merger (including potential accelerated vesting and payout or settlement of Orbotech Equity Awards held by directors and executive officers in connection with the Closing of the Merger or upon certain qualifying terminations of employment, as applicable), potential cash severance payments and other benefits payable to certain executive officers and the Active Chairman of the Orbotech Board pursuant to their employment agreements and as otherwise agreed by KLA-Tencor in the event of a resignation or termination of employment following the approval of the Merger by Orbotech’s shareholders, extension of eligibility of executive officers to continue to receive severance benefits triggered by the approval of the Merger by Orbotech’s shareholders so long as such executive officer is employed by Orbotech, cash-based and equity-based retention awards that may be granted to the employees and executive officers of Orbotech in connection with the Merger, proposed new post-Closing compensation arrangements for the Active Chairman of the Orbotech Board, the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech, certain other retention arrangements for the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech, KLA-Tencor’s undertakings with respect to continuing director and officer indemnity arrangements and the purchase of a seven year ‘tail’ policy on directors’ and officers’ insurance.

In general, references in this proxy statement/prospectus to executive officers refers to “Office Holders” as defined under applicable Israeli law, other than directors.

Treatment of Orbotech Equity Awards

In accordance with the terms of the Merger Agreement, Orbotech Equity Awards will be treated in the following manner upon the completion of the Merger.

•

Orbotech Restricted Share Units. Outstanding and unvested Orbotech restricted share units will be assumed by KLA-Tencor and subject to substantially the same terms and conditions as were applicable to such restricted share units at the Effective Time (as defined below in the section entitled “—Expected Timing of the Merger”) (except for any performance-based vesting conditions). We refer to such assumed restricted share units as “Assumed Orbotech RSUs”. The number of shares of KLA-Tencor common stock that will be subject to each Assumed Orbotech RSU will be determined by multiplying the number of Orbotech shares subject to such Assumed Orbotech RSU as of immediately prior to the Effective Time (assuming, in the case of an Assumed Orbotech RSU that is subject to performance-based vesting conditions, that any applicable performance goals have been attained at maximum levels) by the Exchange Ratio (as defined in the section entitled “The Merger Agreement—Treatment of Orbotech Equity Awards”), rounded to the nearest whole number of shares. At the

Effective Time, outstanding Orbotech restricted share units that are not Assumed Orbotech RSUs, will be cancelled and converted into the right to receive the Merger Consideration for each Orbotech share subject to such award, plus any accrued but unpaid dividends in respect of such award. We refer to such cancelled Orbotech restricted share unit awards as “Cancelled Orbotech RSUs”.

•	Orbotech Restricted Share Awards. Outstanding and unvested awards of Orbotech restricted shares will be assumed by KLA-Tencor and subject to substantially the same terms and conditions as were applicable to such awards at the Effective Time. We refer to such assumed restricted share awards as “Assumed Orbotech RSAs”. The number of shares of KLA-Tencor common stock that are subject to each Assumed Orbotech RSA will be determined by multiplying the number of Orbotech shares subject to such Assumed Orbotech RSA as of immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole number of shares. Outstanding Orbotech restricted share awards that are not Assumed Orbotech RSAs will be cancelled and converted into the right to receive the Merger Consideration for each Orbotech share subject to such award, plus any accrued but unpaid dividends in respect of such award. We refer to such cancelled Orbotech restricted share awards as “Cancelled Orbotech RSAs”.

•	Orbotech Options. Outstanding and unvested options to purchase Orbotech shares will be assumed by KLA-Tencor and subject to substantially the same terms and conditions as were applicable to such options immediately prior to the Effective Time (except for any performance-based vesting conditions). We refer to such assumed option awards as “Assumed Orbotech Options”. The number of shares of KLA-Tencor common stock that are subject to each Assumed Orbotech Option will be determined by multiplying the number of Orbotech shares subject to such Assumed Orbotech Option as of immediately prior to the Effective Time (assuming, in the case of an Assumed Orbotech Option that is subject to performance-based vesting conditions, that any applicable performance goals have been attained at maximum levels) by the Exchange Ratio, rounded down to the nearest whole number of shares. The per share exercise price of each Assumed Orbotech Option will be determined by dividing the applicable exercise price of such Assumed Orbotech Option by the Exchange Ratio, rounded up to the nearest whole cent. Outstanding vested options to purchase Orbotech shares, including any options that vest as a result of the consummation of the Merger, will be cancelled and converted into the right to receive the Merger Consideration for each net share (as defined in the section entitled “The Merger Agreement—Treatment of Orbotech Equity Awards”) subject to such award. We refer to such cancelled Orbotech options as “Cancelled Orbotech Options”.

In addition, certain Assumed Orbotech Options, Assumed Orbotech RSUs and Assumed Orbotech RSAs may be subject to potential accelerated vesting and payout or settlement upon certain terminations of employment following the Merger. For more information, see the section entitled “The Merger—Interests of Orbotech Directors and Executive Officers in the Merger—Treatment of Orbotech Equity Awards—Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment”.

For a more detailed description of the treatment of Orbotech Equity Awards, see the section entitled “The Merger Agreement—Treatment of Orbotech Equity Awards”.

Competition Clearances Required for the Merger

KLA-Tencor and Orbotech are required to submit notifications to various competition authorities prior to completing the Merger. With respect to the United States, the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), related to the Merger has expired. In addition, the Israel Antitrust Authority has granted KLA-Tencor’s request for an exemption from any premerger notification requirement in Israel related to the Merger and the German Federal Cartel Office, the Austrian Federal Competition Authority and the Taiwanese Fair Trade Commission have respectively cleared or waived jurisdiction over the Merger. The Closing remains subject to the exemption or approval of applicable government entities under the antitrust laws of China, Korea and Japan.

Although KLA-Tencor and Orbotech expect to obtain all required regulatory clearances, KLA-Tencor and Orbotech cannot assure you that the antitrust regulators or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the Merger before or after it is completed. Any such challenge to the Merger could result in an administrative or court order enjoining the Merger or in restrictions or conditions that would have a material adverse effect on the combined company if the Merger is completed. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses, the required licensing of intellectual property rights, or limitations on the ability of the combined company to operate its business as it sees fit. Neither KLA-Tencor nor Orbotech can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Merger.

Expected Timing of the Merger

KLA-Tencor and Orbotech expect the Closing to occur in the fourth quarter of calendar year 2018 (such date that the Closing occurs, the “Closing Date”). However, the Merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of KLA-Tencor and Orbotech could result in the Merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the date on which the meeting is held and the date of the completion of the Merger. The Merger will become effective following the satisfaction or waiver of the conditions to Closing upon the issuance by the Companies Registrar of the State of Israel (the “Registrar”) of a certificate of merger (the “Effective Time”).

Conditions to Completion of the Merger

Under the Merger Agreement, each party’s obligation to effect the Merger is subject to satisfaction or, to the extent permitted where permissible under applicable law, mutual waiver at the Effective Time of each of the following conditions:

•	The approval of Orbotech’s shareholders shall have been obtained.

•	All (i) applicable waiting periods (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Merger) under the HSR Act shall have expired or been terminated and (ii) any affirmative exemption or approval of a governmental entity required under any antitrust law set forth on the Orbotech disclosure letter provided to KLA-Tencor on March 18, 2018 in connection with and pursuant to the Merger Agreement (the “Orbotech Disclosure Letter”) shall have been obtained and any mandatory waiting periods related thereto (including any extension thereof) shall have expired (collectively, the “Regulatory Approvals”).

•	No governmental entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any applicable law that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction; or (ii) issued or granted any order (whether temporary, preliminary or permanent) that has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction.

•	The shares of KLA-Tencor common stock issuable as Stock Consideration pursuant to the Merger Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance.

•	50 days shall have elapsed after the filing of the Merger Proposal with the Registrar and 30 days shall have elapsed after the approval of the Merger by Orbotech shareholders and the sole shareholder of Merger Sub.

•	This Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

•	KLA-Tencor shall have obtained the ISA Offering No-Action (as defined in the Merger Agreement) or shall have published the Israeli Prospectus (as defined in the Merger Agreement), as applicable, in accordance with the Israeli Securities Law, 1968.

•	Orbotech shall have submitted the written notice to the Israeli National Authority for Technological Innovation (the “OCS”) regarding the change in ownership of Orbotech effected as a result of the Merger and KLA-Tencor shall have submitted its written undertaking to be bound by and to comply with the provisions of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 (the “Innovation Law”) that KLA-Tencor is required to execute and deliver to the OCS in connection with the Merger (collectively, the “OCS Notices”).

•	Orbotech shall have obtained approval from the Israeli Investment Center of the Israeli Ministry of Economy (the “Investment Center”) of the change in ownership of Orbotech to be effected by the Merger (the “Investment Center Condition”).

As of the date of this proxy statement/prospectus, (1) the 30-day waiting period under the HSR Act related to the Merger has expired; (2) the Israel Antitrust Authority has granted KLA-Tencor’s request for an exemption from any premerger notification requirement in Israel related to the Merger and the German Federal Cartel Office, the Austrian Federal Competition Authority and the Taiwanese Fair Trade Commission have respectively cleared or waived jurisdiction over the Merger; (3) KLA-Tencor has obtained the ISA Offering No-Action; (4) the OCS has confirmed that Orbotech and KLA-Tencor have respectively submitted the required OCS Notices; and (5) the Investment Center has confirmed that its approval is not required with respect to the change in ownership of Orbotech to be effected by the Merger, and KLA-Tencor and Orbotech have acknowledged that this confirmation satisfies the Investment Center Condition, unless such confirmation is revoked, withdrawn or amended by the Investment Center prior to Closing.

KLA-Tencor’s and Merger Sub’s obligation to effect the Merger is further subject to the satisfaction by Orbotech or waiver by KLA-Tencor and Merger Sub of the following conditions:

•	Accuracy of representations and warranties of Orbotech:

•	Each of the representations and warranties of Orbotech set forth in the Merger Agreement (other than certain provisions of the representations and warranties of Orbotech related to capitalization and the representations set forth in the immediately following bullet point) shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in the section entitled “Merger Agreement—Material Adverse Effect”) on Orbotech.

•	Each of the representations and warranties of Orbotech set forth in the Merger Agreement relating to Organization and Standing, Subsidiaries, Authorization, Capitalization (only in subsection (c) thereof), Brokers; Fees and Expenses, Opinion of Financial Advisor and Takeover Statutes; No Rights Plan shall have been true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date;

•

Each of the representations and warranties of Orbotech set forth in the Merger Agreement relating to Capitalization (other than subsections (b) and (c) thereof) shall have been true and correct in all respects as of the date of the merger Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct in any immaterial amount or as a result of any action following the date hereof and not prohibited, permitted or otherwise consented to by KLA-Tencor pursuant to the Merger Agreement;

In the case of each of the foregoing bullets, (1) except for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date) and (2) without giving effect to any “Material Adverse Effect” or similar “materiality” qualifications in the relevant representations and warranties.

•	Orbotech shall have complied with or performed in all material respects each of its covenants or obligations under the Merger Agreement required to be complied with or performed at or prior to the Closing Date.

•	No Material Adverse Effect on Orbotech shall have occurred following the execution and delivery of the Merger Agreement.

•	KLA-Tencor shall have received a certificate signed on behalf of Orbotech by its chief executive officer and its chief financial officer to the effect that the conditions related to Orbotech’s representations, warranties and covenants described above have been satisfied.

•	There shall not be pending any Legal Proceeding by a Governmental Entity (i) seeking to enjoin, restrain or prohibit the consummation of the Merger pursuant to any applicable Antitrust Laws (as defined in the Merger Agreement), or (ii) seeking to impose any Antitrust Restraint (as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts”).

Orbotech’s obligation to effect the Merger is further subject to the satisfaction by KLA-Tencor and Merger Sub or waiver by Orbotech of the following conditions:

•	Accuracy of representations and warranties of KLA-Tencor and Merger Sub:

•	Each of the representations and warranties of KLA-Tencor and Merger Sub set forth in the Merger Agreement (other than the representations in the bullet point immediately following and certain provisions of the representations and warranties of KLA-Tencor related to capitalization) shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on KLA-Tencor.

•	Each of the representations and warranties of KLA-Tencor and Merger Sub set forth in the Merger Agreement relating to Organization, Authorization, Capitalization (only in subsection (c) thereof) and Brokers; Fees and Expenses shall have been true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date.

•	Each of the representations and warranties of KLA-Tencor and Merger Sub set forth in Merger Agreement relating to Capitalization (other than subsections (b) and (c) thereof) shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct in any immaterial amount or as a result of any action following the date of the Merger Agreement and not prohibited, permitted or otherwise consented to by Orbotech pursuant to the Merger Agreement;

In the case of each of the foregoing bullets, (1) except for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date) and (2) without giving effect to any “Material Adverse Effect” or similar “materiality” qualifications in the relevant representations and warranties.

•	Each of KLA-Tencor and Merger Sub shall have performed in all material respects each of their respective obligations under the Merger Agreement required to be performed at or prior to the Closing Date and complied in all material respects with each covenant or other agreement of KLA-Tencor and Merger Sub required to be performed or complied with by it under the Agreement.

•	Orbotech shall have received a certificate signed on behalf of KLA-Tencor and Merger Sub by a duly authorized officer of each of KLA-Tencor and Merger Sub to the effect that the conditions related to KLA-Tencor’s representations, warranties and covenants described above have been satisfied.

•	No Material Adverse Effect on KLA-Tencor shall have occurred following the execution and delivery of the Merger Agreement.

For additional information, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger”.

No Solicitation of Alternative Proposals

Orbotech has agreed that it will not, directly or indirectly:

•	solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an acquisition proposal or the making of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (as defined below);

•	in connection with or in response to any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, furnish to any third party any non-public information relating to Orbotech or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Orbotech or any of its subsidiaries to any third party, or take any other action intended to assist or facilitate the making of any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in negotiations regarding an Acquisition Proposal or knowingly engage in discussions with any third party that is seeking to make or has made an Acquisition Proposal;

•	approve, endorse or recommend an Acquisition Proposal;

•	execute or enter into any letter of intent, memorandum of understanding or contract contemplating or otherwise relating to an Acquisition Transaction (as defined below); or

•	except to the extent that Orbotech Board determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, terminate, amend, modify, waive or fail to enforce any rights under any “standstill” or other similar agreement between Orbotech or any of its subsidiaries and any third party.

Orbotech also agreed to immediately cease and cause to be terminated any and all activities, discussions or negotiations with any third party concerning any Acquisition Proposal existing as of the date of the Merger Agreement.

However, until Orbotech shareholders approve the Merger, if Orbotech receives a bona fide written Acquisition Proposal from any person that did not result from a material breach of its non-solicitation obligations that the Orbotech Board concludes in good faith is or is reasonably likely to lead to a Superior Proposal (as defined below), Orbotech may, directly or indirectly:

•	engage or participate in discussions or negotiations with such third party; or

•	furnish to such third party any non-public information relating to Orbotech or any of its subsidiaries pursuant to a confidentiality agreement no less favorable to Orbotech (other than with respect to any standstill or similar terms) than that between Orbotech and KLA-Tencor.

Any action taken pursuant to the foregoing paragraph may be taken only if (1) at least 24 hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such third party, Orbotech gives KLA-Tencor written notice of the identity of such third party and all of the terms and conditions of such Acquisition Proposal (and if such Acquisition Proposal is in written form, Orbotech gives KLA-Tencor a copy thereof) and of Orbotech’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such third party; and (2) contemporaneously with furnishing any non-public information to such third party, Orbotech furnishes such non-public information to KLA-Tencor (to the extent that such information has not been previously furnished by Orbotech to KLA-Tencor).

Orbotech must promptly, and in all cases within 36 hours of its receipt, advise KLA-Tencor orally and in writing of any (i) Acquisition Proposal; (ii) request for information that would reasonably be expected to lead to an Acquisition Proposal; or (iii) inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

Orbotech must keep KLA-Tencor reasonably informed of the status of discussions relating to, and material terms and conditions (including all amendments or proposed amendments to such material terms and conditions) of, any Acquisition Proposal and must promptly (and in no event later than 36 hours thereafter) upon receipt or delivery of any of the following provide KLA-Tencor with copies of all documents and written (including electronic) communications relating to any Acquisition Proposal (including the financing thereof), request or inquiry exchanged between Orbotech, its subsidiaries or any of their respective representatives, on the one hand, and the third party making such Acquisition Proposal, request or inquiry (or such third party’s affiliates or representatives), on the other hand. In addition to the foregoing, Orbotech must provide KLA-Tencor with at least 72 hours (or such shorter period of notice as is given to each of the members of the Orbotech Board or the relevant committee thereof, as applicable) prior written notice of a meeting of Orbotech Board (or any committee thereof) at which the Orbotech Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal, an inquiry relating to a potential Acquisition Proposal, or a request to provide non-public information to any Person.

The Merger Agreement provides that the term “Acquisition Proposal” means offer, proposal, inquiry or indication of interest from any third party relating to any Acquisition Transaction.

The Merger Agreement provides that the term “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition by any third party, directly or indirectly, of 15% or more of the outstanding Orbotech shares, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any third party beneficially owning (as defined under Section 13(d) of the Exchange Act) 15% or more of the Orbotech shares; or (ii) any acquisition by any third party, directly or indirectly, of 15% or more of the assets (including equity securities of Orbotech’s subsidiaries) of Orbotech (on a consolidated basis with its subsidiaries), measured at the fair market value thereof as of the last day of Orbotech’s last fiscal year, in the case of each of clause (i) and (ii), whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions.

The Merger Agreement provides that the term “Superior Proposal” means any bona fide, written Acquisition Proposal (with references to 15% in the definition thereof being deemed to be replaced with references to 50%), with respect to which the Orbotech Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions, potential time delays or other risks to consummation), as well as any counter-offer or proposal made by KLA-Tencor pursuant the Merger Agreement) that the proposed Acquisition Transaction is (a) more favorable to Orbotech and Orbotech’s shareholders, from a financial point of view, than the transactions contemplated by the Merger Agreement, including the Merger (or any counter-offer or proposal made by KLA-Tencor or any of its affiliates pursuant to the Merger Agreement), and (b) reasonably capable of being completed, in the case of each of clause (a) and (b), taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the identity and financial capability of the third party making such Acquisition Proposal.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of KLA-Tencor and Orbotech. In addition, either party may terminate the Merger Agreement in the following circumstances:

•	If the meeting shall have been held and the approval of the Orbotech shareholders for the Merger Proposal shall not have been obtained thereat or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided, however, that this right to terminate shall not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in the failure of the Orbotech shareholder approval to be obtained.

•	If any governmental entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered or enforced a final and nonappealable law which has the effect of prohibiting, making illegal or otherwise preventing the consummation of the Merger; or (ii) issued or granted any final and nonappealable order that has the effect of prohibiting, making illegal or otherwise preventing the consummation of the Merger; provided, however, that this right to terminate shall not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in the enactment, issuance, promulgation or entry of such final and nonappealable law or order.

•	If the Effective Time shall not have occurred on or prior to March 18, 2019 (as it may be extended pursuant to the Merger Agreement, the “Termination Date”), provided, however, that if, as of March 18, 2019, any of the Regulatory Approvals shall not have been obtained but all other conditions to Closing set forth in the Merger Agreement shall have been satisfied or waived or by their terms cannot be satisfied until immediately prior to the Closing (but which conditions would be satisfied if the Closing Date were March 18, 2019), the Termination Date shall be extended to June 18, 2019; provided, further, that this right to terminate the Merger Agreement shall not be available to any Party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in the failure of the Effective Time to have occurred on or prior to the Termination Date.

Orbotech may also terminate the Merger Agreement at any time prior to the Effective Time as follows:

•	In the event of a breach of any representation, warranty, covenant or agreement on the part of KLA-Tencor or Merger Sub set forth in the Merger Agreement such that the conditions to Orbotech’s obligations to close the Merger based on the accuracy of the representation and warranties of KLA-Tencor and Merger Sub or their material performance of covenants would not be satisfied as of the Closing Date as a result of such breach, subject to customary cure periods (if curable).

•	Prior to the receipt of the approval of the Merger by Orbotech’s shareholders in order to accept a Superior Proposal in accordance with the Merger Agreement; provided that Orbotech pays KLA-Tencor, or causes KLA-Tencor to be paid, $125.0 million substantially concurrently with the termination.

KLA-Tencor may also terminate the Merger Agreement at any time prior to the Effective Time as follows:

•	In the event of a breach of any representation, warranty, covenant or agreement on the part of Orbotech set forth in the Merger Agreement such that the conditions to KLA-Tencor’s obligations to close the Merger based on the accuracy of Orbotech’s representations and warranties or its material performance of covenants would not be satisfied as of the Closing Date as a result of such breach, subject to customary cure periods (if curable).

•	Prior to the receipt of the approval of the Merger by Orbotech’s shareholders in the event that a “Triggering Event” (as defined in “The Merger Agreement—Termination of the Merger Agreement”) shall have occurred.

Expenses and Termination Fees

Orbotech will be required to pay to KLA-Tencor a termination fee of $125.0 million by wire transfer of immediately available funds to an account or accounts designated in writing by KLA-Tencor if the Merger Agreement is terminated as follows:

•	by Orbotech in order to accept a Superior Proposal pursuant to the Merger Agreement;

•	by KLA-Tencor as a result of a Triggering Event; or

•	by (1) either party for a failure to obtain Orbotech shareholder approval or (2) KLA-Tencor for a breach of Orbotech’s representations and warranties or covenants, but only if:

•	following the execution and delivery of the Merger Agreement and (x) prior to the date of the meeting, or (y) prior to the breach or inaccuracy that forms the basis for the termination of the Merger Agreement, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to Orbotech; and

•	within 12 months following the termination of the Merger Agreement, either (x) an Acquisition Transaction is consummated or (y) Orbotech enters into a contract providing for an Acquisition Transaction and such Acquisition Transaction is consummated (whether or not within the 12-month period), however, for purposes of this provision, all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”.

Accounting Treatment

KLA-Tencor prepares its financial statements under existing U.S. generally accepted accounting principles, which are referred to as “GAAP standards,” which are subject to change and interpretation. The Merger will be accounted for using the acquisition method of accounting with KLA-Tencor being considered the acquiror of Orbotech for accounting purposes.

Appraisal Rights

Under Israeli law, holders of Orbotech shares are not entitled to statutory appraisal rights in connection with the Merger.

Comparison of Rights of Orbotech Shareholders and KLA-Tencor Stockholders

Orbotech shareholders receiving KLA-Tencor common stock as part of their Merger Consideration will have different rights once they become stockholders of KLA-Tencor due to differences between the governing laws and corporate documents of Orbotech and the governing laws and corporate documents of KLA-Tencor. Certain principal differences are described under the section entitled “Comparison of Rights of Orbotech Shareholders and KLA-Tencor Stockholders”.

Listing of Additional Shares of KLA-Tencor Common Stock

KLA-Tencor will use its reasonable best efforts to cause the shares of KLA-Tencor common stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

De-Listing and Deregistration of Orbotech Shares

If the Merger is completed, the Orbotech shares will be delisted from NASDAQ and deregistered under the Exchange Act, and Orbotech shares will no longer be publicly traded.

The Orbotech Extraordinary General Meeting

The meeting will be held on Thursday, July 12, 2018, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

The meeting is being held to consider and vote the following item:

•	To approve and adopt (i) the Merger Agreement; (ii) the Merger on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the ICL, following which Merger Sub will cease to exist, and Orbotech will become a wholly owned subsidiary of KLA-Tencor; and (iii) all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger Proposal”).

Required Vote

The affirmative vote of a simple majority of the voting rights of Orbotech shares represented and voting thereon at the meeting is necessary for the approval of the Merger Proposal, provided that such majority includes at least a majority of the votes cast by Orbotech shareholders that are not KLA-Tencor, Merger Sub or a KLA Related Person (as defined below), who are present and voting (abstentions are disregarded) (the “Merger Majority”).

Pursuant to the ICL, each Orbotech shareholder voting on the Merger Proposal is required to inform Orbotech prior to voting at the meeting if the shareholder is any of KLA-Tencor, Merger Sub, or a KLA Related Person and to indicate such matter in the appropriate place in the enclosed proxy. A “KLA Related Person” is (a) a person holding, directly or indirectly, either (i) 25% or more of the voting rights of KLA-Tencor or Merger Sub, or (ii) the right to appoint 25% or more of the directors of KLA-Tencor or Merger Sub, or (b) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any such person, or a corporation controlled by any one or more of such persons or by KLA-Tencor or Merger Sub. For more information, see the section entitled “The Orbotech Extraordinary General Meeting—Vote Required at the Meeting”.

How Proxies are Counted; Abstentions and Broker Non-Votes

If you properly execute and return the form of proxy to Orbotech prior to the meeting, each person named as proxy will follow your instructions. If you properly execute and return the form of proxy to Orbotech prior to the meeting without indicating how you intend to vote with respect to the Merger Proposal, the Orbotech shares represented by the proxy will be counted as being present for quorum purposes, but not be treated as having been voted in respect of the Merger Proposal and will have no effect on the voting with respect to the Merger Proposal.

In determining whether there is a quorum for the meeting and whether the required number of votes for the approval of the Merger Proposal has been cast, Orbotech shares subject to abstentions or to broker non-votes are counted for purposes of determining whether there is a quorum for the meeting but, with regard to the Merger Proposal, are not counted as having been voted in respect thereof. Broker non-votes are votes that brokers holding Orbotech shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such Orbotech shares should be voted on those proposals and as to which the brokers have advised Orbotech that, accordingly, they lack voting authority.

Summary Consolidated Historical Financial Data

Summary Consolidated Historical Financial Data of KLA-Tencor

The following tables present selected consolidated summary financial data for KLA-Tencor, as of and for each of the fiscal years of KLA-Tencor ended June 30, 2017, 2016, 2015, 2014 and 2013 and as of and for the nine months ended March 31, 2018 and 2017. The historical consolidated statement of operations data set forth with respect to the fiscal years ended June 30, 2017, 2016 and 2015, and the consolidated balance sheet data as of June 30, 2017 and 2016, have been derived from the audited consolidated financial statements included in KLA-Tencor’s Annual Report on Form 10-K for the year ended June 30, 2017, which is incorporated by reference into this proxy statement/prospectus, and have been prepared in accordance with generally accepted accounting principles (as applied in the United States, “GAAP”). The consolidated statement of operations data set forth in this section with respect to the fiscal years ended June 30, 2014 and 2013, and the consolidated balance sheet data as of June 30, 2015, 2014 and 2013, have been derived from consolidated financial statements for such years, which are not incorporated by reference into this proxy statement/prospectus, and have also been prepared in accordance with GAAP. The consolidated statements of operations data for the nine months ended March 31, 2018 and 2017 and the consolidated balance sheet data as of March 31, 2018 have been derived from KLA-Tencor’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which is incorporated by reference into this proxy statement/prospectus. The consolidated balance sheet data as of March 31, 2017 have been derived from KLA-Tencor’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, which is not incorporated by reference into this proxy statement/prospectus. The unaudited interim financial statements have been prepared on a basis consistent with KLA-Tencor’s audited financial statements and, in the opinion of KLA-Tencor’s management, include all adjustments that KLA-Tencor’s management considers necessary for the fair statement of the information for the unaudited periods.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Item 8, “Financial Statements and Supplementary Data,” and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in KLA-Tencor’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 and quarterly report on Form 10-Q for the nine months ended March 31, 2018, together with the other information contained therein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

	Nine Months Ended March 31,		Year Ended June 30,
(In thousands, except per share amounts)	2018	2017	2017	2016	2015	2014	2013
Consolidated Statements of Operations:
Total revenues	$2,966,697	$2,541,367	$3,480,014	$2,984,493	$2,814,049	$2,929,408	$2,842,781
Net income(1)	$453,498	$669,914	$926,076	$704,422	$366,518	$582,755	$543,149
Cash dividends declared per share (including a special cash dividend of $16.50 per share declared during the three months ended December 31, 2014)	$1.77	$1.60	$2.14	$2.08	$18.50	$1.80	$1.60
Net income per share:
Basic	$2.90	$4.28	$5.92	$4.52	$2.26	$3.51	$3.27
Diluted	$2.88	$4.26	$5.88	$4.49	$2.24	$3.47	$3.21

	As of March 31,		As of June 30,
(In thousands)	2018	2017	2017	2016	2015	2014	2013
Consolidated Balance Sheets:
Cash, cash equivalents and marketable securities	$2,889,982	$2,703,514	$3,016,740	$2,491,294	$2,387,111	$3,152,637	$2,918,881
Working capital(2)	$3,340,079	$3,004,144	$3,098,904	$2,865,609	$2,902,813	$3,690,484	$3,489,236
Total assets	$5,598,184	$5,324,445	$5,532,173	$4,962,432	$4,826,012	$5,535,846	$5,283,804
Long-term debt(3)	$2,461,914	$2,704,856	$2,680,474	$3,057,936	$3,173,435	$745,101	$743,823
Total stockholders’ equity(3)	$1,370,143	$1,147,312	$1,326,417	$689,114	$421,439	$3,669,346	$3,482,152

(1)	KLA-Tencor’s net income decreased to $366.5 million in the fiscal year ended June 30, 2015, primarily as a result of the impact of the pre-tax net loss of $131.7 million for the loss on extinguishment of debt and certain one-time expenses of $2.5 million associated with the leveraged recapitalization that was completed during the three months ended December 31, 2014.
(2)	KLA-Tencor adopted the accounting standards update regarding classification of deferred taxes on a prospective basis at the beginning of the fourth quarter of fiscal year ended June 30, 2016. Upon adoption, approximately $218.0 million in net current deferred tax assets were reclassified to noncurrent. No prior periods were retrospectively adjusted. Working capital is defined as current assets less current liabilities.
(3)	KLA-Tencor’s long-term debt increased to $3.17 billion at the end of fiscal year ended June 30, 2015, because, as part of the leveraged recapitalization plan, KLA-Tencor issued $2.50 billion aggregate principal amount of senior, unsecured long-term notes (collectively referred to as “Senior Notes”), entered into $750.0 million of five-year senior unsecured prepayable term loans and a $500.0 million unfunded revolving credit facility and redeemed its $750.0 million aggregate principal amount of 6.900% Senior Notes due in 2018 (the “2018 Notes”). KLA-Tencor’s total stockholders’ equity decreased to $421.4 million at the end of fiscal year ended June 30, 2015, because, as part of its leveraged recapitalization plan, it declared a special cash dividend of approximately $2.76 billion.

Summary Consolidated Historical Financial Data of Orbotech

The following tables present selected consolidated summary financial data for Orbotech, as of and for each of the fiscal years of Orbotech ended December 31, 2017, 2016, 2015, 2014, and 2013 and as of and for the three months ended March 31, 2018 and 2017. The selected historical consolidated statement of operations data set forth with respect to the fiscal years ended December 31, 2017, 2016 and 2015, and the consolidated balance sheet data as of December 31, 2017 and 2016, have been derived from the audited financial statements included in Orbotech’s Annual Report on Form 20-F for the year ended December 31, 2017, which is incorporated by reference into this proxy statement/prospectus, and have been prepared in accordance with GAAP. The consolidated statement of operations data set forth in this section with respect to the fiscal years ended December 31, 2014 and 2013, and the consolidated balance sheet data as of December 31, 2015, 2014 and 2013, have been derived from audited consolidated financial statements for such years, which are not incorporated by reference into this proxy statement/prospectus, and have also been prepared in accordance with GAAP. The financial data for the three months ended March 31, 2018 and 2017 and as of March 31, 2018 have been derived from Orbotech’s unaudited condensed consolidated financial information consisting of a balance sheet, statement of operations, and statement of cash flows included as Exhibit 99.2 to its Report on Form 6-K furnished with the SEC on May 9, 2018, which financial information is incorporated by reference into this proxy statement/prospectus. The unaudited balance sheet data as of March 31, 2017 have been derived from unaudited financial information that is not incorporated into this proxy statement/prospectus. The unaudited interim financial information have been prepared on a basis consistent with Orbotech’s audited financial statements and, in the opinion of Orbotech’s management, include all adjustments that Orbotech’s management considers necessary for the fair statement of the information for the unaudited periods.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Orbotech’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(In thousands, except per share amounts)	2018	2017	2017	2016	2015	2014 (1)	2013
Statement of Operations Data:
Revenues	$250,551	$187,649	$900,856	$806,402	$752,517	$582,746	$439,995
Net income	29,899	14,780	130,887	78,995	56,716	35,264	39,161

Loss attributable to non-controlling interests	(368)	(140)	(1,498)	(443)	(55)	(116)	(840)

Net income attributable to Orbotech Ltd.	$30,267	$14,920	$132,385	$79,438	$56,771	$35,380	$40,001

Earnings per share:
basic	$0.62	$0.31	$2.76	$1.74	$1.34	$0.85	$0.94
diluted	$0.61	$0.31	$2.71	$1.71	$1.31	$0.83	$0.92
Weighted average number of shares used in computation of earnings per share:
basic(2)	48,437	47,839	47,989	45,534	42,412	41,703	42,571

diluted	49,331	48,768	48,850	46,461	43,322	42,757	43,253

(In thousands)	At March 31,		At December 31,
Balance Sheet Data:	2018	2017	2017	2016	2015	2014	2013
Cash and cash equivalents	$290,056	$201,378	$315,803	$216,292	$162,102	$136,367	$161,155
Working capital(3)	$685,716	$530,790	$647,872	$503,887	$455,840	$421,683	$412,852
Long-term loans, net(4)	$56,232	$72,134	$56,117	$72,002	$218,372	$286,381	—
Total assets	$1,326,967	$1,116,561	$1,303,904	$1,102,903	$1,041,878	$1,026,502	$636,582
Capital stock	$440,041	$425,451	$436,326	$422,566	$308,821	$295,219	$283,283
Equity(5)	$945,296	$778,360	$911,868	$752,781	$567,756	$496,881	$467,154

(1)	In respect of the year ended December 31, 2014, includes the financial information of SPTS Technologies Group Limited and its consolidated subsidiaries (“SPTS”) from the closing date of the SPTS Acquisition (as defined below) SPTS Closing Date (August 7, 2014) (the “SPTS Closing Date”).

(2)	The actual number of Orbotech shares outstanding at December 31, 2016 was 47,808,453.
(3)	Under the applicable accounting standard, as implemented by Orbotech, all deferred tax assets and liabilities have been classified as non-current on the balance sheet as of and from December 31, 2015, without retrospective adjustment for dates prior to December 31, 2015.
(4)	Net of current maturities and deferred financing costs.
(5)	Comprising Orbotech equity and non-controlling interests.

Orbotech has not paid any cash dividends in the last five years.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following tables set forth selected unaudited pro forma condensed combined financial information giving effect to the planned Merger of KLA-Tencor and Orbotech. The unaudited pro forma condensed combined statements of operations for the nine months ended March 31, 2018, and the fiscal year ended June 30, 2017, give effect to the Merger as if it had been consummated on July 1, 2016, the beginning of KLA-Tencor’s most recently completed fiscal year. The unaudited pro forma condensed combined balance sheet as of March 31, 2018 gives effect to the Merger as if it had been consummated on March 31, 2018.

The summary unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or consolidated financial condition of the combined company would have been had the Merger actually occurred on the dates indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition of the combined company for any future period or as of any future date.

The summary unaudited pro forma condensed combined financial data as of and for the nine months ended March 31, 2018 and for the year ended June 30, 2017 are derived from the unaudited pro forma condensed combined financial information included under the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and should be read in conjunction with that information. The unaudited pro forma adjustments are based upon available information and certain assumptions that KLA-Tencor believes are reasonable under the circumstances. The unaudited pro forma condensed combined financial information also gives effect to the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus.

(In millions, except for per share data)	Nine Months Ended March 31, 2018	Year Ended June 30, 2017
Condensed Combined Statements of Operations Data:
Revenues	$3,680	$4,298
Net income	483	840

Net income per share from continuing operations:
Basic	$2.86	$5.01
Diluted	$2.83	$4.95

(In millions)	As of March 31, 2018
Condensed Combined Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$1,165
Total assets	7,426
Long term debt	2,462
Total stockholders’ equity	2,611

Unaudited Comparative Per Share Data

Presented below are KLA-Tencor’s historical per share data for the nine months ended March 31, 2018 and the fiscal year ended June 30, 2017, Orbotech’s historical per share data for the nine months ended December 31, 2017 and the twelve months ended June 30, 2017, unaudited pro forma combined per share data for the nine months ended March 31, 2018 and the fiscal year ended June 30, 2017, and unaudited pro forma equivalent data for the nine months ended March 31, 2018 and the year ended June 30, 2017. This information should be read together with the consolidated financial statements and related notes of KLA-Tencor and Orbotech that are incorporated by reference into this proxy statement/prospectus and with the unaudited pro forma condensed combined financial data included under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the beginning of the periods presented or on the dates presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing total stockholders’ equity by the number of shares outstanding at the end of the relevant period. The pro forma net income per share of the combined company is computed by dividing the pro forma net income by the pro forma weighted average number of diluted shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares outstanding at the end of the period.

	Nine Months Ended March 31, 2018	Year Ended June 30, 2017
KLA-TENCOR HISTORICAL DATA
Historical per share of common stock
Basic net income per share	$2.90	$5.92
Diluted net income per share	$2.88	$5.88
Book value per share (at period end)	$8.79	$8.46

	Nine Months Ended December 31, 2017	Twelve Months Ended June 30, 2017
ORBOTECH HISTORICAL DATA
Historical per ordinary share
Basic net income per share	$2.45	$1.88
Diluted net income per share	$2.40	$1.86
Book value per share (at period end)	$18.63	$16.64

	Nine Months Ended March 31, 2018	Year Ended June 30, 2017
KLA-TENCOR PRO FORMA COMBINED DATA
Unaudited pro forma per share of common stock
Basic net income per share	$2.86	$5.01
Diluted net income per share	$2.83	$4.95
Book value per share (at period end)	$15.54	$15.63

ORBOTECH PRO FORMA EQUIVALENT DATA(1)
Unaudited pro forma per ordinary share
Basic net income per share	$0.72	$1.25
Diluted net income per share	$0.71	$1.24
Book value per share (at period end)	$3.88	$3.91

(1)	The pro forma equivalent Orbotech share amounts were calculated by multiplying the pro forma combined amounts by the Exchange Ratio of 0.25. The Exchange Ratio does not include the $38.86 per share that is the Cash Consideration portion of the Merger Consideration.

Unaudited Comparative Market Value and Dividend Information

The following table presents trading information for Orbotech shares and KLA-Tencor common stock on NASDAQ on March 16, 2018, the last trading day before announcement of the Merger, and June 4, 2018, the most recent practicable trading day before the date of this proxy statement/prospectus. For illustrative purposes, the following table also provides the equivalent per share value of the Merger Consideration, which is equal to (1) 0.25 of a share of KLA-Tencor common stock plus (2) $38.86 in cash for each Orbotech share outstanding as of such dates.

	Orbotech Shares			KLA-Tencor Common Stock			Equivalent Per-Share Value
Date	High	Low	Close	High	Low	Close	High	Low	Close
March 16, 2018	$60.01	$59.03	$59.90	$121.62	$120.15	$120.62	$69.27	$68.90	$69.02
June 4, 2018	$64.79	$64.11	$64.76	$117.12	$115.17	$116.24	$68.14	$67.65	$67.92

The market prices of Orbotech shares and shares of KLA-Tencor common stock fluctuate, and the value of the Merger Consideration will fluctuate with the market price of the Orbotech shares. As a result, we urge you to obtain current market quotations of the Orbotech shares and the KLA-Tencor common stock.

Orbotech does not currently pay dividends on its shares. Under the terms of the Merger Agreement, during the period before the Effective Time, Orbotech is not permitted to declare, authorize, set aside or pay any dividend or other distribution without the prior consent of KLA-Tencor. On May 3, 2018, KLA-Tencor announced that its board of directors declared a dividend of $0.75 per share of the KLA-Tencor common stock payable on June 1, 2018 to stockholders of record on May 15, 2018. This dividend was paid on June 1, 2018.

The table below sets forth in comparative columnar form, the cash dividends declared for the most recent fiscal year and interim period for KLA-Tencor on a historical and pro forma per share basis and for Orbotech on a historical and equivalent pro forma per share basis.

Cash dividends per share	Nine Months Ended March 31, 2018	Twelve Months Ended June 30, 2017
KLA-Tencor Historical	$1.77	$2.14
Orbotech Historical	—	—
KLA-Tencor Pro Forma Combined	$1.77	$2.14
Orbotech Pro Forma Equivalent	$0.44	$0.54

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect KLA-Tencor’s and Orbotech’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the manner in which the parties plan to effect the proposed Merger, including the share repurchase program; the ability to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the proposed Merger; management plans relating to the proposed Merger; the expected timing of the completion of the proposed Merger; the parties’ ability to complete the proposed Merger considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the proposed Merger; and any assumptions underlying any of the foregoing. Without limiting the generality of the preceding sentence, certain statements contained in the sections entitled “The Merger—Background of the Merger,” “The Merger—Orbotech’s Reasons for the Merger; Recommendation of the Orbotech Board,” “The Merger—Certain Projections of Orbotech” contain forward-looking statements.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of KLA-Tencor and Orbotech and are difficult to predict. In addition to the risks and uncertainties described in the section entitled “Risk Factors” and those described in any documents that are incorporated by reference into this proxy statement/prospectus, such risks and uncertainties include, among others: (1) the risk that the conditions to the Closing are not satisfied, including the risk that required approvals for the Merger from governmental authorities or the shareholders of Orbotech are not obtained; (2) the risk that the value of the Stock Consideration will fluctuate over time; (3) litigation relating to the Merger, if any; (4) uncertainties as to the timing of the consummation of the Merger and the ability of each party to consummate the Merger; (5) risks that the proposed Merger disrupts the current plans and operations of Orbotech or KLA-Tencor; (6) the ability of Orbotech and KLA-Tencor to retain and hire key personnel; (7) competitive responses to the proposed Merger and the impact of competitive products; (8) unexpected costs, charges or expenses resulting from the Merger; (9) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger, including related to Frontline (as defined below); (10) the combined company’s ability to achieve the financial and operating results, growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the existing businesses of KLA-Tencor and Orbotech; (11) the combined company’s ability to maintain and improve relationships with customers, suppliers and other third parties following the Merger; (12) the terms and availability of the indebtedness that may be incurred in connection with the Merger; and (13) legislative, regulatory and economic developments, including changing business conditions in the industries in which KLA-Tencor and Orbotech operate, including the semiconductor industry, and overall economy as well as the financial performance and expectations of KLA-Tencor’s and Orbotech’s existing and prospective customers.

KLA-Tencor and Orbotech caution that the foregoing list of factors is not exclusive and that you should not place undue reliance on any forward-looking statement. All subsequent written and oral forward-looking statements concerning KLA-Tencor, Orbotech, the proposed Merger or other matters and attributable to KLA-Tencor or Orbotech or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. All forward-looking statements contained in this proxy statement/prospectus and the documents incorporated by reference herein are made only as of the date of the document in which they are contained and, except as required by law, neither KLA-Tencor nor Orbotech undertakes any obligation to update publicly any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Special Note Regarding Forward-Looking Statements”, you should carefully consider the following risks before deciding whether to vote for the Merger Proposal. In addition, you should read and consider the risks associated with each of the businesses of KLA-Tencor and Orbotech because these risks will also affect the combined company. The risks associated with KLA-Tencor’s business can be found in KLA-Tencor’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017, and any amendments thereto, as such risks may be updated or supplemented in KLA-Tencor’s subsequently filed Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. The risks associated with Orbotech’s business can be found in Orbotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and any amendments thereto, as such risks may be updated or supplemented in Orbotech’s Annual Reports on Form 20-F or subsequently filed or furnished Reports on Form 6-K. Such filings by KLA-Tencor and Orbotech will be incorporated by reference into this proxy statement/prospectus to the extent described in the section entitled “Where You Can Find More Information”. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information”.

Risk Factors Relating to the Merger

The value of the stock portion of the Merger Consideration that Orbotech shareholders will receive in the Merger will fluctuate over time.

At the time that the Merger is consummated, each issued and outstanding ordinary share of Orbotech (except for Excluded Shares) will be converted into the right to receive, without interest and less any applicable withholding taxes, (a) $38.86 in cash and (b) 0.25 of a share of KLA-Tencor common stock, in each case, subject to the terms and conditions set forth in the Merger Agreement. Orbotech shareholders will not receive any fractional shares of KLA-Tencor common stock and will instead receive cash in lieu of any such fractional shares.

Time will elapse between each of the date of this proxy statement/prospectus, the date on which Orbotech shareholders vote to approve and adopt the Merger Proposal at the meeting and the date on which Orbotech shareholders are entitled to receive the Stock Consideration in the form of KLA-Tencor common stock and the Cash Consideration in the form of cash from KLA-Tencor. The respective market value of KLA-Tencor’s common stock and Orbotech’s ordinary shares may fluctuate during any or all of these periods as a result of a variety of factors, including general market and economic conditions, changes in KLA-Tencor’s or Orbotech’s businesses, operations and prospects, catastrophic events, both natural and man-made, and regulatory considerations. Many of these factors are outside the control of Orbotech and KLA-Tencor. There will be no adjustment to the exchange ratio of the Stock Consideration (except for adjustments to reflect the effect of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like changes with respect to the KLA-Tencor common stock) and the parties do not have a right to terminate the Merger Agreement based upon changes in the market price of the KLA-Tencor common stock. Consequently, at the time that Orbotech shareholders must decide whether to approve and adopt the Merger Proposal, they will not know the market price of the KLA-Tencor common stock they will receive and the market price of the Orbotech shares that they will surrender when the Merger is actually consummated. The value of the KLA-Tencor common stock received by Orbotech shareholders upon consummation of the Merger will depend on the market price of the KLA-Tencor common stock at that time, and the value of the Orbotech shares surrendered by Orbotech shareholders will depend on the market price of the Orbotech shares at that time.

The Merger is subject to a number of conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Merger Agreement may be terminated and the Merger may not be completed.

The Merger Agreement contains a number of conditions that must be fulfilled to complete the Merger. These conditions include:

•	approval of the Merger Agreement and the transactions contemplated thereby by Orbotech shareholders as described in this proxy statement/prospectus;

•	the termination or expiration of any applicable waiting period, or the exemption or approval of applicable government entities, under certain other antitrust laws;

•	absence of (i) any law, order, judgment or injunction or other ruling, instituted by a governmental entity of competent jurisdiction, that is in effect and has the effect of making the Merger illegal or of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction or (ii) any legal proceeding seeking to enjoin, restrain or prohibit the Merger pursuant to any applicable antitrust laws or seeking to impose certain burdensome conditions on the consummation of the Merger;

•	approval for listing of the shares of KLA-Tencor common stock to be issued in the Merger on NASDAQ, subject to official notice of issuance;

•	that this registration statement on Form S-4 has been declared by the SEC to be effective under the Securities Act and is not the subject of any stop order or proceedings seeking a stop order;

•	certain customary Israeli conditions relating to the compliance of KLA-Tencor and Orbotech with applicable Israeli laws;

•	subject to certain materiality standards contained in the Merger Agreement, the accuracy of representations and warranties of Orbotech and KLA-Tencor, respectively, and material performance by Orbotech and KLA-Tencor of their respective covenants contained in the Merger Agreement; and

•	the absence of a material adverse effect with respect to the other party.

The required satisfaction of the foregoing conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause KLA-Tencor not to realize some or all of the benefits that the parties expect KLA-Tencor to achieve following the Merger. Further, there can be no assurance that the conditions to the Closing will be satisfied or waived or that the Merger will be completed.

In addition, if the Merger is not completed by March 18, 2019 (subject to a potential extension to June 18, 2019), either KLA-Tencor or Orbotech may choose to terminate the Merger Agreement. KLA-Tencor or Orbotech may also elect to terminate the Merger Agreement in certain other circumstances, and the parties may mutually decide to terminate the Merger Agreement at any time prior to the Closing Date, before or after Orbotech shareholder approval is received, as applicable. For more information, see the section entitled “The Merger Agreement—Termination of the Merger Agreement”.

Failure to complete the Merger could negatively affect the share prices and the future business and financial results of either or both of KLA-Tencor and Orbotech.

If the Merger is not completed, the ongoing businesses of either or both of KLA-Tencor and Orbotech may be adversely affected. Additionally, if the Merger is not completed and the Merger Agreement is terminated, in certain circumstances Orbotech may be required to pay KLA-Tencor a termination fee of $125.0 million. For more information, see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees”. In addition, KLA-Tencor and Orbotech have incurred and will continue to incur significant transaction expenses in connection with the Merger regardless of whether the

Merger is completed. Furthermore, either or both of KLA-Tencor or Orbotech may experience negative reactions from the financial markets, including negative impacts on their stock prices, or negative reactions from their customers, suppliers or other business partners, should the Merger not be completed.

The foregoing risks, or other risks arising in connection with the failure to consummate the Merger, including the diversion of management attention from conducting the businesses of the respective companies and pursuing other opportunities during the pendency of the Merger, may have a material adverse effect on the businesses, operations, financial results and stock prices of either or both of KLA-Tencor and Orbotech. Either or both of KLA-Tencor or Orbotech could also be subject to litigation related to any failure to consummate the Merger or any related action that could be brought to enforce a party’s obligations under the Merger Agreement.

Litigation against KLA-Tencor and Orbotech, or the members of the Orbotech Board, could prevent or delay the completion of the Merger or result in the payment of damages following completion of the Merger.

Claims may be asserted by purported shareholder plaintiffs related to the Merger. The results of any such potential legal proceedings are difficult to predict and could delay or prevent the Merger from becoming effective in a timely manner. The existence of litigation related to the Merger could affect the likelihood of obtaining the required approval from Orbotech shareholders. Moreover, any litigation could be time consuming and expensive, could divert KLA-Tencor’s and Orbotech’s management’s attention away from their respective regular businesses and, if any lawsuit is adversely resolved against any of KLA-Tencor, Orbotech or the members of the Orbotech Board, could have a material adverse effect on KLA-Tencor’s or Orbotech’s financial condition. For more information, see the section entitled “The Merger—Litigation Related to the Merger”.

One of the conditions to the Closing is the absence of any law, order, judgment, injunction or other ruling, instituted by a governmental entity with competent jurisdiction, that is in effect and has the effect of making the Merger illegal, or prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed and a claimant secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting KLA-Tencor’s and/or Orbotech’s ability to complete the Merger on the terms contemplated by the Merger Agreement, then such injunctive or other relief may prevent the Merger from becoming effective in a timely manner or at all.

The Merger Agreement contains provisions that limit Orbotech’s ability to pursue alternatives to the Merger, could discourage a potential competing acquiror of Orbotech from making an alternative transaction proposal and, in specified circumstances, could require Orbotech to pay a termination fee to KLA-Tencor.

The Merger Agreement prohibits Orbotech and its representatives from soliciting, participating in negotiations with respect to or approving or recommending any third-party proposal for an alternative transaction, subject to exceptions set forth in the Merger Agreement relating to the receipt of certain unsolicited offers. If the Merger Agreement is terminated by either party after the Orbotech Board has changed its recommendation regarding the Merger or due to Orbotech’s material breach of its non-solicitation obligations, then Orbotech may be required to pay a termination fee of $125.0 million to KLA-Tencor. For more information, see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees”.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Orbotech or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the consideration to be paid in the Merger, or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to Orbotech shareholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

If the Merger Agreement is terminated and Orbotech determines to seek another business combination, Orbotech may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.

The Merger is subject to the expiration of applicable waiting periods under and the receipt of approvals, consents or clearances from foreign antitrust regulatory authorities that may impose conditions that could have an adverse effect on KLA-Tencor or Orbotech or, if not obtained, could prevent completion of the Merger.

The Closing remains subject to the exemption or approval of applicable government entities under the antitrust laws of China, Korea and Japan. In deciding whether to grant the required regulatory approvals, consents or clearances, the relevant governmental entities will consider the effect of the Merger on competition within their relevant jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of KLA-Tencor’s business and which may adversely affect the financial position and prospects of KLA-Tencor and its ability to achieve the cost savings and other synergies projected to result from the Merger.

Under the Merger Agreement, KLA-Tencor and Orbotech have agreed to use their reasonable best efforts to obtain any consents, clearances or approvals (provided that such actions do not reduce the reasonably anticipated benefits to KLA-Tencor of the Merger in an amount that is financially material relative to the value of Orbotech and its subsidiaries, as a whole) and therefore may be required to comply with conditions or limitations imposed by governmental antitrust authorities. However, there can be no assurance that antitrust regulators will not impose unanticipated conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Merger or imposing additional costs on or limiting the revenues of KLA-Tencor following the completion of the Merger and which may adversely affect the financial position and prospects of KLA-Tencor and its ability to achieve the cost savings and other synergies projected to result from the Merger. In addition, one of the conditions to the obligation of KLA-Tencor to close the Merger consists of the absence of any legal proceeding seeking to enjoin, restrain or prohibit the Merger pursuant to any applicable antitrust laws or seeking to impose certain burdensome conditions on the Merger. As a result, neither KLA-Tencor nor Orbotech can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Merger. For a more detailed description of the regulatory review process, see the section entitled “The Merger—Competition Clearances Required for the Merger”.

Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, in consideration of the agreements made by the parties in the Merger Agreement, Orbotech is prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Orbotech and its shareholders.

Until the Merger is completed, the Merger Agreement restricts Orbotech from taking specified actions without the consent of KLA-Tencor, and requires Orbotech to operate in the ordinary course of business consistent with past practices. These restrictions may prevent Orbotech from making appropriate changes to its businesses, retaining its workforce, paying dividends or pursuing attractive business opportunities that may arise prior to the completion of the Merger. For more information, see the section entitled “The Merger Agreement—Restrictions on Orbotech’s Business Pending the Closing”.

The opinion of Orbotech’s financial advisor does not reflect changes in circumstances that may occur between the original signing of the Merger Agreement and the completion of the Merger.

Consistent with market practices, the Orbotech Board has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus and does not expect to receive an updated, revised or reaffirmed opinion prior to the completion of the Merger. Changes in the operations and prospects of Orbotech, general market and economic conditions and other factors that may be beyond the control of Orbotech, and on which Orbotech’s financial advisor’s opinion was based, may significantly alter the value of Orbotech or the price of Orbotech shares by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Orbotech’s financial advisor will not be updating its opinion, the opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed. For a description of the opinion that the Orbotech Board received from its financial advisor, see the section entitled “The Merger—Opinion of Orbotech’s Financial Advisor”.

After the Merger, Orbotech shareholders will have a significantly lower ownership and voting interest in KLA-Tencor than they currently have in Orbotech, and will exercise less influence over management.

Based on the number of Orbotech shares issued and outstanding as of June 4, 2018, the number of shares of KLA-Tencor common stock issued and outstanding as of June 4, 2018, the number of vested Orbotech Equity Awards outstanding as of June 4, 2018, and assuming a KLA-Tencor Average Closing Price (as defined in the section entitled “The Merger Agreement—Merger Consideration”) of $113.77 (calculated based on the ten trading days ended June 4, 2018, the most recent practicable range of trading days prior to the date of this proxy statement/prospectus), it is expected that, immediately after completion of the Merger, former Orbotech shareholders will receive shares of KLA-Tencor common stock in the Merger representing approximately 7.3% of the outstanding shares of KLA-Tencor common stock, immediately following the Effective Time, assuming the Effective Time is on June 5, 2018. Consequently, Orbotech shareholders will have substantially less influence over the management and policies of KLA-Tencor than they currently have over Orbotech.

The executive officers and directors of Orbotech have interests in the Merger that are different from, or in addition to, those of the other Orbotech shareholders. Therefore, the executive officers and directors of Orbotech may have a conflict of interest in recommending the Merger Proposal being voted on at the meeting.

The directors and executive officers of Orbotech have interests in the Merger that may be different from, or in addition to, those of the Orbotech shareholders generally. These interests include the treatment of Orbotech Equity Awards in connection with the Merger (including potential accelerated vesting and payout or settlement of Orbotech Equity Awards held by directors and executive officers in connection with the Closing of the Merger or upon certain qualifying terminations of employment, as applicable), potential cash severance payments and other benefits payable to certain executive officers and the Active Chairman of the Orbotech Board pursuant to their employment agreements and as otherwise agreed by KLA-Tencor in the event of a resignation or termination of employment following the approval of the Merger by Orbotech’s shareholders, extension of eligibility of executive officers to continue to receive severance benefits triggered by the approval of the Merger by Orbotech’s shareholders for so long as such executive officer is employed by Orbotech, cash-based and equity-based retention awards that may be granted in some instances to employees and executive officers of Orbotech in connection with the Merger, proposed new post-Closing compensation arrangements for the Active Chairman of the Orbotech Board, the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech, certain other retention arrangements for the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech, KLA-Tencor’s undertakings with respect to continuing director and officer indemnity arrangements and the purchase of a seven year ‘tail’ policy on directors’ and officers’ insurance. These interests may influence the directors and executive officers of Orbotech to support or approve the Merger Proposal to be presented at the meeting.

For more information, see the section entitled “The Merger—Interests of Orbotech’s Directors and Executive Officers in the Merger”.

The shares of KLA-Tencor common stock to be received by Orbotech shareholders as a result of the Merger will have different rights from the Orbotech shares.

Upon completion of the Merger, Orbotech shareholders will become stockholders of KLA-Tencor and their rights as stockholders will be governed by the KLA-Tencor Charter and the KLA-Tencor amended and restated bylaws. The rights associated with Orbotech shares are different from the rights associated with shares of KLA-Tencor common stock. For more information, see the section entitled “Comparison of Rights of Orbotech Shareholders and KLA-Tencor Stockholders”.

Orbotech shareholders may be subject to Israeli capital gains tax in connection with the Merger and absent receipt of a ruling or exemption, will generally be subject to Israeli tax withholding on the gross Merger Consideration.

As a consequence of the Merger, holders of Orbotech shares will be treated as having sold their Orbotech shares in the Merger.

When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its shareholders are generally subject to Israeli taxation. The Israeli Income Tax Ordinance [New Version], 1961 (the “ITO”) distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals, 30% for individuals who are Major Stockholders on the date of sale or on any date falling within the 12-month period preceding that date of sale and 23% for corporations. An additional tax at a rate of three percent on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. The Inflationary Surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.

Shareholders of a company, such as Orbotech, whose shares are traded on an authorized stock exchange outside Israel, or on a regulated market outside of Israel, who are non-Israeli residents, would generally be exempt from Israeli capital gains tax, provided that certain conditions are met (e.g., including that the capital gain is not made through a permanent establishment that the non-Israeli resident shareholder maintains in Israel). In addition, such sale may be exempt from Israeli capital gain tax (or be subject to a reduced tax rate) under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for an exemption or a reduced tax rate).

Orbotech has filed requests for tax rulings from the Israel Tax Authority with respect to (i) exemption from withholding of Israeli tax on payments of Merger Consideration paid to Orbotech shareholders who are non-Israeli residents and meet certain conditions, (ii) deferral of the obligation of Israeli tax resident holders of Orbotech shares to pay Israeli tax on the exchange of the Orbotech shares for KLA-Tencor common stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Orbotech options, RSUs and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO. If and when the tax rulings are finalized, Orbotech will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the rulings. There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by Orbotech.

Whether or not a particular shareholder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Orbotech of a tax ruling from the Israel Tax Authority prior to Closing, all Orbotech shareholders will be subject to Israeli tax withholding at the rate of 25% (for individuals) and 23% (for corporations) on the gross Merger Consideration (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and KLA-Tencor or the exchange agent will withhold and deduct from the Cash Consideration an amount equal to 25%, 23% or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross Merger Consideration received by such shareholder and, if the Cash Consideration is lower than the required amount to be withheld, no KLA-Tencor common stock will be issued to such shareholder of Orbotech, until such recipient remits sufficient cash to cover the required amount to be withheld.

The Israeli tax withholding consequences of the Merger to Orbotech shareholders and holders of certain Orbotech Options, RSUs and shares issued subject to Section 102 of the ITO may vary depending upon the particular circumstances of each shareholder or holder of Orbotech options, RSUs or ordinary shares issued subject to Section 102 of the ITO, as applicable, and the final tax rulings issued by the Israel Tax Authority. To the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws or tax treaties.

For a more detailed description of the material Israeli tax consequences of the Merger, see the section entitled “Material Israeli Tax Consequences”.

Orbotech may be required to perform certain obligations with respect to Orbotech’s ownership interest in Frontline even if the Merger does not close.

In 1998, Orbotech entered into an agreement (the “JV Agreement”) with Mentor Graphics Development Services (Israel) Ltd. (the “JV Partner”) (then called Valor Computerized Systems Ltd.), an Israeli corporation, for the formation of Frontline P.C.B. Solutions Limited Partnership (“Frontline”), a joint venture with respect to computer-aided manufacturing (“CAM”) software for printed circuit board fabrication applications owned equally by Orbotech and the JV Partner and which combines their respective former CAM operations. Under the JV Agreement, the approval of the Merger by the Orbotech shareholders constitutes a change in control of Orbotech, which gives the JV Partner, based on procedures set forth in the JV Agreement, the right to exercise certain sell-buy rights that may require Orbotech to either purchase all outstanding shares in Frontline held by the JV Partner or to sell to the JV Partner all of its interest in Frontline, as the case may be, based on procedures set forth in the JV Agreement. Failure to consummate the Merger after receiving shareholder approval will not negate Orbotech’s obligations to perform its commitments under the JV Agreement. Accordingly, Orbotech may not continue to own any of its interest in, or may be required to acquire all of the JV Partner’s interest in, Frontline. For the year ended December 31, 2017, equity in earnings of Frontline were $4.5 million. Orbotech cannot presently predict the effects, if any, in the event Orbotech is obligated to consummate the sell-buy process with the JV Partner notwithstanding the failure of the Merger to close, but expects any effects would be material.

For more information about Frontline’s contribution to Orbotech’s financial results, see Note 2 of Orbotech’s audited financial statements for the year ended December 31, 2017 in its Annual Report on Form 20-F, incorporated by reference herein.

Risk Factors Relating to the Combined Company Following the Merger

There is the possibility that KLA-Tencor, following the Merger, may be unable to successfully integrate the business of Orbotech to realize the anticipated benefits of the Merger or to do so within the intended timeframe. KLA-Tencor may overestimate the synergies that will result from the Merger or underestimate the cost of implementing such synergies.

KLA-Tencor will be required to devote significant management attention and resources to integrating the businesses and operations of Orbotech with KLA-Tencor. Due to legal restrictions, KLA-Tencor and Orbotech have only been able to conduct limited planning regarding the integration of Orbotech into KLA-Tencor after completion of the Merger and KLA-Tencor has not yet determined the exact nature of how the businesses and operations of Orbotech will be run following the Merger. Potential difficulties KLA-Tencor may encounter as part of the integration process include the following:

•	the costs of integration and compliance and the possibility that the full benefits anticipated to result from the Merger will not be realized;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the two businesses;

•	any delay in the integration of management teams, strategies, operations, products and services;

•	diversion of the attention of each company’s management as a result of the Merger;

•	differences in business backgrounds, corporate cultures and management philosophies that may delay successful integration;

•	the ability to create and enforce uniform standards, controls, procedures, policies and information systems;

•	the challenge of integrating complex systems, technology, networks and other assets of Orbotech into those of KLA-Tencor in a manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger, including costs to integrate Orbotech; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses.

Any of these factors could adversely affect the ability of KLA-Tencor following the Merger to maintain relationships with customers, suppliers, employees and other constituencies or its ability to achieve the anticipated benefits of the Merger or could reduce the earnings or otherwise adversely affect the business and financial results of KLA-Tencor after the Merger. In addition, many of these factors will be outside of KLA-Tencor’s control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of the combined company. As such, KLA-Tencor may not realize the full benefits of the Merger (within the anticipated timeframe, or at all), including the expected combined annual cost run rate synergies of approximately $50 million within 24 months following the Closing. Even if the operations of KLA-Tencor’s and Orbotech’s businesses are integrated successfully, KLA-Tencor may not realize some or all of the anticipated benefits of the Merger.

The Merger may not be accretive and may cause dilution to KLA-Tencor’s earnings per share, which may harm the market price of KLA-Tencor common stock following the Merger.

There can be no assurance with respect to the timing and scope of the accretive effect of the Merger on KLA-Tencor’s future earnings per share or whether it will be accretive at all. KLA-Tencor following the Merger could encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger or a downturn in its business. All of these factors could cause dilution to KLA-Tencor’s earnings per share following the Merger or decrease the expected accretive effect of the Merger and cause a decrease in the price of shares of KLA-Tencor common stock following the Merger.

After paying the Cash Consideration to the former Orbotech shareholders upon the Closing, KLA-Tencor will have a substantially lower balance of cash, cash equivalents and short-term investments and may have increased borrowings under its credit agreement.

At March 31, 2018, KLA-Tencor’s balance of cash, cash equivalents and marketable securities was $2.89 billion. KLA-Tencor currently expects to finance the cash portion of the purchase price of the Merger using its cash, cash equivalents, and short-term investments. However, if it deems it prudent at the time of the Closing, KLA-Tencor may finance a portion of the cash purchase price with proceeds available to it under its revolving line of credit.

KLA-Tencor following the Merger will incur significant transaction and integration related costs in connection with the Merger.

KLA-Tencor expects to incur costs associated with integrating the operations of Orbotech following the Closing. The amount of these costs could be material to the financial position and results of operations of KLA-Tencor following the Merger. A substantial amount of such expenses will be comprised of transaction costs related to the Merger, facilities and systems consolidation costs, and employee-related costs. KLA-Tencor will also incur fees and costs related to formulating integration plans and performing integration activities. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction and other integration related costs in the near term.

Orbotech’s counterparties may acquire certain rights upon the Merger, which could negatively affect KLA-Tencor following the Merger.

Orbotech is party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of an “assignment” of the agreement or a “change in control” of Orbotech or its subsidiaries. The definitions of “assignment” and “change in control” vary from contract to contract and, in some cases, the “assignment” or “change in control” provisions may be implicated by the Merger. If an “assignment” or “change in control” occurs, a counterparty may be permitted to terminate its contract with Orbotech.

Whether a counterparty would have cancellation rights in connection with the Merger depends upon the language and governing law of its agreement with Orbotech. Whether a counterparty exercises any cancellation rights it has would depend on, among other factors, such counterparty’s views with respect to the financial strength and business reputation of KLA-Tencor following the Merger and prevailing market conditions. Orbotech cannot presently predict the effects, if any, if the Merger is deemed to constitute a change in control under certain of its contracts and other arrangements, including the extent to which cancellation rights would be exercised, if at all, or the effect on KLA-Tencor’s financial condition, results of operations or cash flows following the Merger, but such effect could be material.

Uncertainties associated with the Merger may cause a loss of employees, including senior management and key employees and may otherwise materially adversely affect the future business and operations of KLA-Tencor following the Merger.

KLA-Tencor’s success following the Merger will depend upon the ability of KLA-Tencor to retain senior management and key employees of KLA-Tencor and Orbotech following the Merger. In some of the fields in which KLA-Tencor and Orbotech operate, there are only a limited number of people in the job market who possess the requisite skills, and it may be difficult for KLA-Tencor following the Merger to hire qualified personnel over time. KLA-Tencor following the Merger will operate in many geographic locations, where the labor markets, especially for engineers, are particularly competitive. Furthermore, certain unvested stock awards and benefits held by Orbotech employees may vest in connection with the Merger, and KLA-Tencor following the Merger may need to offer new awards and benefits to increase retention.

Current and prospective employees of KLA-Tencor and Orbotech may experience uncertainty about their roles with KLA-Tencor following the Merger. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with KLA-Tencor following the Merger. The loss of services of certain senior management or key employees of Orbotech or the inability to hire new personnel with the requisite skills could restrict the ability of KLA-Tencor following the Merger to develop new products or enhance existing products in a timely manner, to sell products to customers or to manage the business of KLA-Tencor effectively. Also, the business, financial condition and results of operations of KLA-Tencor following the Merger could be materially adversely affected by the loss of any of its key employees, by the failure of any key employee to perform in his or her current position, or by KLA-Tencor’s inability to attract and retain skilled employees, particularly engineers.

KLA-Tencor following the Merger will have a more complex organizational structure, which could result in unfavorable tax or other consequences and could have an adverse effect on its net income and financial condition.

KLA-Tencor following the Merger will operate legal entities in many countries around the world where it will conduct manufacturing, design and sales operations. In some countries, it will maintain multiple entities for tax or other purposes. Changes in tax laws, regulations, and related interpretations in the countries in which it operates may adversely affect its results of operations. KLA-Tencor following the Merger will have many entities globally and may have unsettled intercompany balances between some of these entities that could result, if changes in law, regulations or related interpretations occur, in adverse tax or other consequences affecting its capital structure, intercompany interest rates and legal structure.

Future results of KLA-Tencor following the Merger may differ materially from the unaudited pro forma financial information and from the Orbotech Management Projections included in this proxy statement/prospectus.

The future results of KLA-Tencor following the Merger may be materially different from those shown in the unaudited pro forma financial information presented in this proxy statement/prospectus that shows only a combination of KLA-Tencor’s and Orbotech’s historical results. Furthermore, no assurances can be made regarding future events or that the assumptions made in preparing the Orbotech Management Projections (as defined in the section entitled “The Merger—Certain Projections of Orbotech”) will accurately reflect future conditions or that the projected results set forth in the Orbotech Management Projections will be realized, and actual results will likely differ, and may differ materially, from such projections, which could result in a material adverse effect on the business, financial condition, results of operations and prospects of KLA-Tencor following the Merger. In addition, KLA-Tencor expects to incur significant costs associated with completing the Merger and integrating the operations of Orbotech, and the exact magnitude of these costs is not yet known. Furthermore, these costs may decrease the amount of capital that could be used by KLA-Tencor for other purposes.

The business and operating results of KLA-Tencor following the Merger could be harmed by the highly cyclical nature of the semiconductor industry.

Orbotech and KLA-Tencor operate in the semiconductor industry. Historically, the semiconductor industry has been highly cyclical with recurring periods of diminished product demand. Significant downturns in the semiconductor industry are often experienced in connection with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles and declines in general economic conditions. Even if demand for the products and solutions of KLA-Tencor following the Merger remains constant after the completion of the Merger, a slowdown in the semiconductor industry may create competitive pressures that can degrade pricing levels and reduce revenues of KLA-Tencor following the Merger. Any failure to expand in cycle upturns to meet customer demand and delivery requirements or contract in cycle downturns at a pace consistent with cycles in the industry could have an adverse effect on the business of KLA-Tencor following the Merger.

Other Risk Factors of KLA-Tencor and Orbotech

KLA-Tencor’s and Orbotech’s businesses are, and will continue to be, subject to the risks described above. In addition, KLA-Tencor is, and will continue to be, subject to the risks described in KLA-Tencor’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017, as may be amended and updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed or furnished with the SEC and incorporated by reference into this proxy statement/prospectus to the extent described in the section entitled “Where You Can Find More Information”. Orbotech is, and will continue to be, subject to the risks described in Orbotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, as may be amended and updated by subsequent Reports on Form 6-K, all of which are filed or furnished with the SEC and incorporated by reference into this proxy statement/prospectus to the extent described in the section entitled “Where You Can Find More Information”. For more information, see the section entitled “Where You Can Find More Information”.

THE COMPANIES

KLA-Tencor Corporation

KLA-Tencor is a leading supplier of process control and yield management solutions for the semiconductor and related nanoelectronics industries. KLA-Tencor’s broad portfolio of defect inspection and metrology products, and related service, software and other offerings primarily supports chip manufacturers throughout the entire semiconductor fabrication process, from research and development to final volume production. KLA-Tencor provides leading-edge equipment, software and support that enable IC manufacturers to identify, resolve and manage significant advanced technology manufacturing process challenges and obtain higher finished product yields at lower overall cost. In addition to serving the semiconductor industry, KLA-Tencor also provides a range of technology solutions to a number of other high technology industries, including the LED and data storage industries, as well as general materials research.

KLA-Tencor’s common stock is traded on NASDAQ under the symbol “KLAC.”

The principal executive offices of KLA-Tencor are located at One Technology Drive, Milpitas, California, 95035, and its telephone number is (408) 875-3000.

Orbotech Ltd.

Orbotech is a global innovator and supplier of enabling solutions used to manufacture the world’s most sophisticated consumer and industrial electronic products and is part of a select group of companies whose technology is literally driving the future of electronics. Orbotech’s core business lies in enabling electronic device manufacturers to inspect, test and measure printed circuit boards (“PCB”s) and flat panel displays (“FPD”s) to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in semiconductor devices (“SD”) and semiconductor manufacturing and to perform laser drilling of electronic substrates (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

Orbotech shares are traded on NASDAQ under the symbol “ORBK”.

The principal executive offices of Orbotech are located at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel, and its telephone number is +972-8-9423533.

Tiburon Merger Sub Technologies Ltd.

Merger Sub, a wholly-owned subsidiary of KLA-Tencor, is a company organized under the laws of the State of Israel that was formed on March 15, 2018 for the sole purpose of effecting the Merger. In the Merger, Merger Sub will be merged with and into Orbotech, with Orbotech surviving as a wholly owned subsidiary of KLA-Tencor.

THE ORBOTECH EXTRAORDINARY GENERAL MEETING

This proxy statement/prospectus is being made available to the Orbotech shareholders as part of a solicitation of proxies by the Orbotech Board for use at the meeting to be held at the time and place specified below, and at any properly convened meeting following any adjournment or postponement thereof. This proxy statement/prospectus provides Orbotech shareholders with the information they need to know to be able to vote or instruct their vote to be cast at the meeting.

Date, Time and Place

The meeting will be held on Thursday, July 12, 2018 at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

Attendance at the meeting is limited to holders of record of Orbotech shares and holders of valid proxies. If you plan to attend the meeting, to gain access to the meeting we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on June 6, 2018, the record date for the meeting. If you are a representative of an institutional investor, please bring evidence demonstrating your representative capacity for such entity to be verified against our list of shareholders as of the close of trading on the record date for the meeting. In addition, if your Orbotech shares are held in the name of a broker, bank or other nominee, you will need a valid legal proxy from such entity evidencing your authority to vote Orbotech shares that the institution or other nominee held for your account as of the close of trading on the record date for the meeting. You must contact your broker, bank or other nominee directly in advance of the meeting to obtain a “legal” proxy.

Purpose of the Meeting

The meeting is being held to consider and vote the following item:

•	To approve and adopt (i) the agreement and plan of merger dated March 18, 2018, as amended (the “Merger Agreement”), among KLA-Tencor, Merger Sub and Orbotech; (ii) the Merger on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and Orbotech will become a wholly owned subsidiary of KLA-Tencor; and (iii) all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger Proposal”).

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. The text of the proposed resolution to approve the Merger Proposal is set out below (see the section entitled “The Orbotech Proposal—Approval and Adoption of the Merger Proposal”).

Recommendation of the Orbotech Board

After careful consideration, the Orbotech Board has (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Orbotech and its shareholders and that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of KLA-Tencor and Merger Sub in the Merger Agreement, no reasonable concern exists that the surviving company, as a result of the Merger, will be unable to fulfill the obligations of Orbotech to its creditors; (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger; and (iii) resolved to direct that the Merger Agreement be submitted to the shareholders of Orbotech for approval and adoption and recommend that the shareholders of Orbotech vote in favor of the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement. Accordingly, the Orbotech Board unanimously recommends that Orbotech shareholders vote “FOR” the Merger Proposal. For a discussion of the factors that the Orbotech Board considered in determining to recommend the approval and adoption of the Merger Proposal, see the section entitled “The Merger—Orbotech’s Reasons for the Merger; Recommendation of the Orbotech Board”.

Record Date and Orbotech Shareholders Entitled to Vote

Only Orbotech shareholders with Orbotech shares registered in his, her, its or their name or names as of the close of trading on June 6, 2018, the record date for the meeting (“Orbotech shareholders of record”), are entitled to vote the Orbotech shares they held on the record date at the meeting. As of the close of trading on the record date, 48,569,735 Orbotech shares were outstanding, each of which is entitled to one vote upon each of the matters presented at the meeting.

Quorum

No less than two Orbotech shareholders of record present in person or by proxy, and holding or representing between them Orbotech shares conferring in the aggregate more than 50% of the voting rights of Orbotech, shall constitute a quorum at the meeting. If within one-half hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall be adjourned to July 23, 2018 at the same time and place. At any such adjourned meeting, if a quorum is not present within one-half hour from the specified time, any Orbotech shareholders of record present in person or by proxy shall constitute a quorum even if they hold or represent Orbotech shares conferring 50% or less of the voting rights of Orbotech.

In determining whether there is a quorum for the meeting and whether the required number of votes for the approval of the Merger Proposal has been cast, Orbotech shares subject to broker non-votes and abstentions are counted for purposes of determining whether there is a quorum for the meeting but, with regard to the Merger Proposal, are not counted as having been voted in respect thereof. Broker non-votes are votes that brokers holding Orbotech shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such Orbotech shares should be voted on those proposals and as to which the brokers have advised Orbotech that, accordingly, they lack voting authority.

Vote Required at the Meeting

The affirmative vote of a simple majority of the voting rights of Orbotech represented and voting thereon at the meeting is necessary for the approval of the Merger Proposal, provided that such majority includes at least a majority of the votes cast by Orbotech shareholders that are not KLA-Tencor, Merger Sub or a KLA Related Person (as defined below), who are present and voting (abstentions are disregarded) (the “Merger Majority”).

Pursuant to the ICL, each Orbotech shareholder voting on the Merger Proposal is required to inform Orbotech as detailed below prior to voting at the meeting if the shareholder is any of KLA-Tencor, Merger Sub, or a KLA Related Person and to indicate such matter in the appropriate place in the enclosed proxy, as further detailed below. A “KLA Related Person” is (a) a person holding, directly or indirectly, either (i) 25% or more of the voting rights of KLA-Tencor or Merger Sub, or (ii) the right to appoint 25% or more of the directors of KLA-Tencor or Merger Sub, or (b) one of such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any such person, or a corporation controlled by any one or more of such persons or by KLA-Tencor or Merger Sub.

Special voting instructions under the ICL. In order to provide for proper counting of your shareholder vote, in the enclosed proxy you are required to indicate whether or not you are:

•	KLA-Tencor, Merger Sub, or a KLA Related Person with respect to the Merger Proposal. If you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming that you are not any of KLA-Tencor, Merger Sub, or a KLA Related Person with respect to the Merger Proposal, your vote will not be counted for purposes of the Merger Majority with respect to the Merger Proposal, and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you are either KLA-Tencor, Merger Sub or a KLA Related Person.

Based on information provided by KLA-Tencor and Merger Sub to Orbotech, as of the date of this proxy statement/prospectus, Orbotech is not aware of any holdings of Orbotech shares by KLA-Tencor, Merger Sub or any KLA Related Persons, and therefore believes that all of its shareholders should mark “NO” in the appropriate place on the enclosed proxy (or in their electronic submission).

Abstentions and broker non-votes will not be treated as having been voted in respect of the Merger Proposal. Consequently, assuming a quorum is present at the meeting, broker non-votes and abstentions will have no effect on the voting with respect to the Merger Proposal.

Orbotech is unaware at this time of any other matters that will come before the meeting. If any other matters properly come before the meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Orbotech shares represented by executed and unrevoked proxies will be voted in accordance with such judgment.

Voting Procedures

Whether or not you plan to attend the meeting and regardless of the number of Orbotech shares you own, your careful consideration of, and vote on, the Merger Proposal is important and we encourage you to vote promptly.

To ensure that your Orbotech shares are voted at the meeting, we recommend that you provide voting instructions promptly by proxy, even if you plan to attend the meeting in person, by marking, dating and signing the proxy and returning it by mail in the enclosed postage-paid envelope. If you are mailing your proxy to an address outside your country of residence, you should add any necessary postage to the enclosed envelope to ensure delivery. In order to ensure that your vote is received on or prior to the date of the meeting, we recommend that your proxy be returned to us by overnight mail.

If you are an Orbotech shareholder with Orbotech shares held in “street name”, which means your Orbotech shares are held in an account at a broker, bank or other nominee, you must follow the instructions from your broker, bank or other nominee in order to vote. Without following those instructions, your Orbotech shares will not be voted.

YOU SHOULD NOT SEND IN YOUR SHARE CERTIFICATE(S) WITH YOUR PROXY. A letter of transmittal with instructions for the surrender of your certificates representing any Orbotech shares will be mailed to Orbotech shareholders if the Merger is completed.

For additional questions about the Merger, assistance in submitting proxies or voting Orbotech shares, or to request additional copies of this proxy statement/prospectus or the enclosed proxy, please contact Okapi Partners LLC, which is acting as Orbotech’s proxy solicitor in connection with the Merger, toll free at +1 (855) 305-0857. Brokers, banks and other nominees may call collect at +1 (212) 297-0720.

How Proxies Are Voted

If you properly execute, date and return the form of proxy to Orbotech prior to the meeting, each person named as proxy will follow your instructions. If you properly execute and return the form of proxy to Orbotech prior to the meeting without indicating how you intend to vote with respect to the Merger Proposal, the Orbotech shares represented by the proxy will be counted as being present for quorum purposes, but not be treated as having been voted in respect of the Merger Proposal and will have no effect on the voting with respect to the Merger Proposal.

Revocation of Proxies

If you are an Orbotech shareholder of record, once you have given your proxy votes for the matters before our Orbotech shareholders as described in this proxy statement/prospectus, you may revoke such vote with respect to the meeting at any time prior to the time it is voted, (1) by filing with Orbotech an instrument revoking such proxy; (2) by completing, signing, dating and returning a new proxy bearing a later date by mail to Orbotech; or (3) by attending the meeting and voting in person.

Merely attending the meeting will not, by itself, revoke a proxy. Please note that if you want to revoke your proxies by sending a new proxy or an instrument revoking such proxy to Orbotech, you should ensure that you send your new proxy or instrument revoking such proxy in sufficient time for it to be received by Orbotech prior to the meeting. Please note, however, that only your last-dated proxy will count. If you are an Orbotech shareholder of record, you may obtain a new proxy by contacting Okapi Partners LLC at 1212 Avenue of the Americas, 24th Floor, New York, NY, 10036, or by telephone at +1 (212) 297-0720.

If you are an Orbotech shareholder with Orbotech shares held in “street name”, you should follow the instructions of your broker regarding the revocation of proxies. If your broker allows you to submit a proxy via the internet or by telephone, you may be able to change your vote by submitting a new proxy via the internet or by telephone or by mail. Please note that if your Orbotech shares are held in the name of a broker, you must obtain and bring to the meeting a proxy issued in your name from the broker to be able to vote at the meeting.

Voting in Person

Attendance at the meeting is limited to Orbotech shareholders of record and holders of valid proxies. If you plan to attend the meeting, to gain access to the meeting we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on June 6, 2018, the record date for the meeting. If you are a representative of an institutional investor, please bring evidence demonstrating your representative capacity for such entity to be verified against our list of shareholders as of the close of trading on the record date for the meeting. In addition, if your Orbotech shares are held in the name of a broker, bank or other nominee, you will need a valid “legal” proxy from such entity evidencing your authority to vote Orbotech shares that the institution or other nominee held for your account as of the close of trading on the record date for the meeting. You must contact your broker, bank or other nominee directly in advance of the meeting to obtain a valid “legal” proxy.

Even if you plan to attend the meeting in person, we encourage you to vote your Orbotech shares by proxy so that your vote will be counted if you later decide not to attend the meeting.

Appraisal Rights

Under Israeli law, holders of Orbotech shares are not entitled to statutory appraisal rights in connection with the Merger.

Solicitation of Proxies

Proxies for use at the meeting are being solicited by the Orbotech Board. Only Orbotech shareholders of record at the close of trading on June 6, 2018, the record date, will be entitled to vote at the meeting or at any adjournment thereof. Proxies are expected to be mailed to shareholders on or about June 15, 2018, and their return will be solicited chiefly by mail; however, certain officers, directors, employees and agents of Orbotech, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. In addition, Orbotech has retained Okapi Partners LLC to solicit Orbotech shareholder proxies at a total cost to Orbotech of approximately $25,000, plus reimbursement of reasonable out-of-pocket expenses and indemnification of losses in certain circumstances.

Adjournments and Postponements

If within one-half hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall be adjourned to July 23, 2018, at the same time and place. At any such adjourned meeting, if a quorum is not present within one-half hour from the specified time, any shareholders present in person or by proxy shall constitute a quorum even if they hold or represent Orbotech shares conferring 50% or less of the voting rights of Orbotech.

Orbotech Shares Held by Orbotech Directors and Executive Officers

As of the close of business on June 6, 2018, the record date for the meeting, Orbotech’s directors and executive officers beneficially owned, in the aggregate, 4,252,546 Orbotech shares, or collectively approximately 8.74% of the outstanding Orbotech shares. For more information, see the section entitled “Security Ownership of Certain Beneficial Owners and Management of Orbotech”. Orbotech’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of the Orbotech shareholders generally. For more information, please see the section entitled “The Merger—Interests of the Orbotech Directors and Executive Officers in the Merger”.

Assistance

If you need assistance in completing your proxy or have questions regarding the meeting, please contact Okapi Partners LLC, which is acting as Orbotech’s proxy solicitor in connection with the Merger, toll free at +1 (855) 305-0857 or via email at info@okapipartners.com. Brokers, banks and other nominees may call collect at +1 (212) 297-0720.

THE ORBOTECH PROPOSAL

APPROVAL AND ADOPTION OF THE MERGER PROPOSAL

As discussed elsewhere in this proxy statement/prospectus, Orbotech shareholders will consider and vote on the Merger Proposal, which consists of a proposal for Orbotech shareholders to approve and adopt (i) the Merger Agreement; (ii) the Merger on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the ICL, following which Merger Sub will cease to exist, and Orbotech will become a wholly owned subsidiary of KLA-Tencor; and (iii) all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement.

You are urged to carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger and the Merger Agreement, including the information set forth under the sections entitled “The Merger” and “The Merger Agreement”. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. You are urged to read the Merger Agreement carefully and in its entirety.

It is proposed that at the meeting the following resolution is adopted to approve the Merger Proposal:

“RESOLVED, that (i) the agreement and plan of merger dated March 18, 2018, as amended, among KLA-Tencor, Merger Sub and Orbotech; (ii) the merger of Merger Sub with and into Orbotech on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the ICL, following which Merger Sub will cease to exist, and Orbotech will become a wholly owned subsidiary of KLA-Tencor; and (iii) all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement be, and each hereby is, approved and adopted in all respects.”

The Orbotech Board unanimously recommends a vote “FOR” the Merger Proposal and the above resolution by the Orbotech shareholders.

THE MERGER

The following is a discussion of the Merger and the material terms of the Merger Agreement between KLA-Tencor and Orbotech. You are urged to read the Merger Agreement carefully and in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein.

Effects of the Merger

Subject to the terms and conditions of the Merger Agreement and the applicable provisions of Sections 314-327 of the ICL, at the Effective Time (as defined in the section entitled “The Merger Agreement—Closing and Effective Time”), Merger Sub will be merged with and into Orbotech, with (a) Orbotech surviving the Merger as a wholly owned subsidiary of KLA-Tencor; (b) all the properties, rights, privileges, powers and franchises of Orbotech and Merger Sub shall vest in Orbotech (as the surviving company); (c) all debts, liabilities and duties of Orbotech and Merger Sub shall become the debts, liabilities and duties of the Orbotech (as the surviving company); and (d) all the rights, privileges, immunities, powers and franchises of Orbotech (as the surviving company) shall continue unaffected by the Merger in accordance with the ICL.

At the Effective Time, by virtue of the Merger, each Orbotech share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be cancelled and converted into the right to receive (1) cash, without interest, in an amount equal to $38.86, and (2) 0.25 of a share of KLA-Tencor common stock, subject to the conditions and restrictions set forth in the Merger Agreement.

Background of the Merger

Orbotech’s management and the Orbotech Board have consistently reviewed growth options available to Orbotech and challenges related thereto, including organic growth of Orbotech’s core businesses through product and customer initiatives, and growth through acquisitions and joint ventures in particular geographies. In addition, from time to time, Orbotech has received oral indications of interest from third parties that never progressed past an initial discussion. One of those parties was KLA-Tencor. In the Spring of 2017, KLA-Tencor approached Orbotech about a potential acquisition, but Orbotech’s management believed that it was premature to engage in any such discussions in view of Orbotech’s share price, which Orbotech’s Active Chairman and senior management believed undervalued Orbotech in light of the positive business outlook at that time. A potential purchase price was not discussed at that time. In August of 2017, Orbotech and KLA-Tencor agreed to discuss some matters related to their respective customer service businesses and entered into a mutual non-disclosure agreement on September 11, 2017 to cover such discussions, which then occurred later in the same month. An acquisition transaction was not discussed during these conversations.

On November 6, 2017, Amichai Steimberg, the President and Chief Operating Officer of Orbotech, was approached by Bren Higgins, the Chief Financial Officer of KLA-Tencor, regarding KLA-Tencor’s potential interest in pursuing a strategic transaction. In the absence of a formal proposal from KLA-Tencor, Orbotech’s management sought to better assess the legitimacy of KLA-Tencor’s interest before informing the Board of such inquiry. In November and early December of 2017, representatives of Orbotech and KLA-Tencor negotiated a new mutual confidentiality agreement in order to facilitate the exchange of certain non-public and confidential information between the parties and, on December 14, 2017, Orbotech and KLA-Tencor executed a new mutual confidentiality agreement.

On December 14, 2017, at a previously scheduled meeting of the audit committee of the Orbotech Board, the committee discussed the exchange of non-public information with KLA-Tencor for purposes of evaluating a potential strategic transaction and the process by which Orbotech would continue discussions with KLA-Tencor. Orbotech’s management stated that a proposed purchase price had not been discussed and that KLA-Tencor had requested an initial in-person due diligence meeting to cover fundamental business topics to determine whether there was a mutual basis to continue discussions, including on terms such as price, structure and timing.

The initial in-person due diligence session was held on January 17 and 18, 2018 in New York City. Mr. Steimberg, Alon Rozner, Chief Financial Officer of Orbotech, and Lior Maayan, Corporate Vice President, Business Development and Chief Marketing Officer of Orbotech, attended from Orbotech. Mr. Higgins, David Fisher, Senior Vice President of Corporate Business Development, and Michael Kirk, Executive Vice President, attended from KLA-Tencor. These representatives presented reciprocal information regarding their respective businesses for preliminary due diligence purposes and discussed certain high level terms of a potential merger other than price.

On February 8, 2018, KLA-Tencor delivered a letter to Orbotech containing a non-binding proposal for a transaction in which each Orbotech share would be exchanged for $36.00 in cash and 0.244 shares of KLA-Tencor common stock, representing, based on market closing prices as of February 8, 2018, a nominal purchase price of approximately $60 per Orbotech share, a 1-day implied premium of 29% and an implied premium of 15% to the 30-day average closing price. The proposal also indicated that, in connection with the announcement of any transaction, KLA-Tencor would announce $50 million of run-rate synergies, as well as a $2 billion buyback of KLA-Tencor common stock following the closing of the transaction. The proposal was subject to the completion of confirmatory due diligence and negotiation of definitive agreements. In addition, considering the significant resources KLA-Tencor was prepared to invest in expediently conducting due diligence, KLA-Tencor requested that Orbotech sign an exclusivity agreement as a condition to proceeding with discussions. The proposal was scheduled to expire at 5 p.m., Pacific time, on Friday, February 16, 2018.

On February 14, 2018, at a regularly scheduled meeting, the Orbotech Board considered the legal and financial aspects of KLA-Tencor’s proposal and evaluated proposed responses. At this meeting, Cravath, Swaine & Moore LLP (“Cravath”), Orbotech’s U.S. legal advisors, and Tulchinsky, Stern, Marciano, Cohen, Levitski & Co. (“Tulchinsky”), Orbotech’s Israeli legal advisors, advised the members of the Orbotech Board as to their legal duties in connection with KLA-Tencor’s proposal. Representatives of Barclays Capital Inc. (“Barclays”) then reviewed its preliminary financial analysis of KLA-Tencor’s proposal and discussed certain considerations relating to potential responses. Orbotech and its advisors also discussed the possible benefits and strategic fit of a combination with KLA-Tencor, as well as KLA-Tencor’s stated intention to maintain Orbotech’s operations in the State of Israel and KLA-Tencor’s own long-standing presence and infrastructure in Israel. At the meeting, Orbotech’s senior management, including Yochai Richter, Active Chairman of the Orbotech Board, presented certain long-term risks to Orbotech, particularly with regard to China, and discussed the importance of scale to compete effectively.

With the assistance of representatives of Barclays and input from management on overlap and strategic fit, the Orbotech Board also discussed a list of other potential strategic partners for Orbotech. Based on a variety of factors, including size, potential strategic fit and capacity to complete a transaction, the Orbotech Board identified three primary companies other than KLA-Tencor, as well as several additional entities based in China, that it believed would potentially have some interest in a strategic transaction with Orbotech. However, due to a number of factors, including strategic fit and regulatory uncertainty with respect to such parties’ ability to consummate a potential transaction, the Orbotech Board determined that those companies were either unlikely to have any serious interest in an acquisition of Orbotech at that time or otherwise would pose a greater risk of completion than a potential transaction with KLA-Tencor. Following this discussion, the Orbotech Board determined that it would be willing to proceed with exclusive negotiations with KLA-Tencor if KLA-Tencor were to first agree to an increased purchase price per share, either based on an all cash or a mixed cash and stock offer. At the meeting, the Orbotech Board also authorized management to negotiate and enter into an engagement letter with Barclays, and Orbotech and Barclays subsequently executed such engagement letter on February 22, 2018.

Also at the February 14, 2018 meeting, in view of the Orbotech Board’s desire to announce the transaction by the end of March, the Orbotech Board formed a transaction committee consisting of Mr. Richter, Michael Anghel, Dan Falk, Joseph Tenne and Arie Weisberg to provide real-time guidance to management in negotiating the proposed transaction. On February 15, 2018, the transaction committee met to review Orbotech’s response to KLA-Tencor.

On February 16, 2018, based on the authorization of the Orbotech Board, Mr. Richter and Mr. Steimberg called Rick Wallace, Chief Executive Officer of KLA-Tencor, and Mr. Higgins to indicate that, while Orbotech would be prepared to proceed with negotiation of a strategic transaction, it would only be prepared to do so at a price of $68.75 per Orbotech share, which could be delivered as either an all cash or a mixed cash and stock offer, at KLA-Tencor’s discretion. Messrs. Richter and Steimberg indicated that Orbotech would be able to move quickly to announce the transaction prior to the Passover holiday, which began on March 30, 2018, if the parties could reach an agreed price.

On February 18, 2018, KLA-Tencor delivered an updated offer letter containing a revised non-binding proposal to acquire Orbotech for an implied purchase price of $63.50 per Orbotech share, with $38.10 (60% of the proposed consideration) in cash and the remainder in shares of KLA-Tencor common stock, representing, based on market closing prices as of February 18, 2018, a 1-day implied premium of 19% and an implied premium of 23% to the 30-day average closing price. At the time, KLA-Tencor indicated that this was their best offer and that, if it was not acceptable, the parties could cease their discussions until a later date.

On February 20, 2018, Orbotech’s transaction committee convened to discuss the revised offer from KLA-Tencor and possible responses. Representatives of Barclays reviewed its preliminary financial analysis of KLA-Tencor’s revised proposal and discussed certain considerations relating to potential responses. Following discussion, the transaction committee instructed management to continue negotiations with KLA-Tencor to determine whether additional value for Orbotech’s shareholders was available from KLA-Tencor.

Later on February 20, 2018, Mr. Steimberg called Mr. Higgins to discuss KLA-Tencor’s latest proposal. In the course of that discussion, Messrs. Steimberg and Higgins reached a preliminary, non-binding understanding that, subject to confirmatory due diligence, each of them would be willing to recommend to their respective senior management and board that the parties move forward in negotiating a transaction in which each Orbotech share would be exchanged for $38.86 in cash and 0.25 of a share of KLA-Tencor common stock, which at the time, based on market closing prices as of February 20, 2018, provided an implied value of approximately $66.50 per Orbotech share and represented a 1-day implied premium of 23% and an implied premium of 29% to the 30-day average closing price. Later on February 20, 2018, KLA-Tencor reaffirmed this understanding in an updated non-binding proposal letter delivered to the Orbotech Board reflecting this consideration and indicating that KLA-Tencor would be prepared to move forward quickly to announce a transaction by March 26, 2018, subject to prompt agreement on terms of an exclusivity agreement with Orbotech.

On February 21, 2018, the Orbotech Board met to consider KLA-Tencor’s latest proposal with the assistance of Barclays, Cravath and Tulchinsky. At this meeting, representatives of Barclays reviewed its preliminary financial analysis of KLA-Tencor’s latest revised proposal and each of Cravath and Tulchinsky reminded the Orbotech Board of their legal duties in evaluating the proposed transaction with KLA-Tencor. Following this discussion, the Orbotech Board authorized management to proceed with due diligence and to enter into exclusive negotiations with KLA-Tencor until March 26, 2018, on the basis of the consideration proposed in KLA-Tencor’s February 20, 2018 offer.

On February 22, 2018, Messrs. Levy, Steimberg, Rozner and Maayan from Orbotech’s management team and Messrs. Higgins and Fisher and Ms. Teri Little, Chief Legal Officer of KLA-Tencor, from KLA-Tencor’s management team met via video conference to discuss the timeline for a potential transaction and process to announcing a deal, which included promptly commencing in-person due diligence, together with concurrent meetings between the legal advisors to discuss draft definitive transaction agreements.

On February 24, 2018, Orbotech and KLA-Tencor signed an exclusivity agreement effective until March 26, 2018.

Shortly thereafter, Orbotech and KLA-Tencor exchanged initial due diligence request lists for various information and documents with respect to each party, and the parties opened their respective due diligence data rooms on February 26, 2018 and March 1, 2018, respectively. From such time until the execution of the Merger Agreement, Orbotech, KLA-Tencor and certain of their respective advisors and other representatives conducted due diligence with respect to each other.

On March 2, 2018, KLA-Tencor’s legal advisors delivered an initial draft of the Merger Agreement to Orbotech and its legal advisors. Beginning on March 4, 2018 and continuing through March 7, 2018, representatives of each of Orbotech’s senior management and certain of its advisors commenced reciprocal in-person due diligence meetings with representatives of each of KLA-Tencor’s senior management and certain of its advisors, including Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), its legal advisor, in Palo Alto, California. The due diligence meetings with respect to Orbotech focused on Orbotech’s operating plans and strategy, product development efforts, employee compensation and benefits, financial position and liabilities and certain legal diligence matters. The due diligence meetings with respect to KLA-Tencor focused on KLA-Tencor’s operating plans and strategy, technology, financial recordkeeping and accounting practices and certain legal diligence matters.

On March 6, 2018, Mr. Richter met Mr. Wallace separately in Palo Alto, California to further discuss the transaction. Also on March 6, 2018, Orbotech’s management team met with Orbotech’s transaction committee via telephone conference to discuss the current status of negotiations and due diligence.

On March 7, 2018, representatives from Orbotech, KLA-Tencor, Cravath and WSGR met to discuss Orbotech’s initial feedback in its mark-up of the draft of the Merger Agreement provided to KLA-Tencor and WSGR on March 6, 2018. In these discussions, representatives of each of Orbotech and KLA-Tencor indicated certain key issues for each party. For Orbotech, these related to KLA-Tencor’s commitment to maintain Orbotech’s operations in the State of Israel and to the exclusion of certain publicly disclosed matters from consideration of a “material adverse effect.” For KLA-Tencor, these related to the treatment of outstanding Orbotech equity awards and certain retention, interim period and post-closing employee compensation and benefits matters and to the obligations that may be imposed on KLA-Tencor to seek and obtain regulatory approval for the transaction. Representatives of each party’s management then left and the parties’ legal advisors and members of KLA-Tencor’s internal legal team continued to discuss various additional issues on the draft Merger Agreement, including certain deal protection provisions, issues related to closing conditions and termination rights and the general scope of the Merger Agreement’s representations and covenants.

From March 7 to 9, 2018, the parties met to discuss the various open issues in the draft of the Merger Agreement.

On March 7 and 8, 2018, representatives of Orbotech and KLA-Tencor also discussed a substantially inaccurate speculative news article that was published in Israel on March 8, 2018 relating to a potential change of control of Orbotech. Following such article, on March 8, 2018, Orbotech shares closed at a price of $58.83 per share, which represented a five percent increase from the prior’s day close of $56.25 per share. Although Orbotech did not comment on the article, the parties agreed to proceed expediently to finalizing their negotiations if the remaining open issues could be addressed. Considering the limited amount of remaining open issues, representatives of Orbotech and KLA-Tencor also agreed to target March 18, 2018 for the execution of the Merger Agreement with the goal of announcing the transaction before market open in New York on March 19, 2018. In addition, representatives of Orbotech agreed to expediently prepare Orbotech’s confidential disclosure letter with respect to the Merger Agreement.

On March 9, 2018, representatives of Cravath held a conference call with representatives of WSGR to discuss various open issues related to the Merger Agreement based on a revised mark-up of the Merger Agreement delivered by WSGR on March 8, 2018. Also on March 9, 2018, Mr. Steimberg and representatives of Cravath met with Mr. Higgins, Ms. Little, Mr. Fisher, Jeffrey Cannon, Associate General Counsel, and representatives of WSGR to address the remaining open issues. The parties also reiterated a mutual desire to announce the transaction on March 19, 2018. On March 11, 2018, Cravath delivered a revised mark-up of the Merger Agreement to KLA-Tencor and WSGR.

On March 13, 2018, Orbotech’s transaction committee met and reviewed the status of the negotiations with KLA-Tencor with representatives of each of Orbotech’s management, Cravath, Tulchinsky and Barclays. Representatives of each of Cravath and Tulchinsky reviewed the principal terms of and open issues in the draft Merger Agreement, with a particular focus on KLA-Tencor’s proposals for its efforts obligations and closing conditions relating to antitrust approval, the proposed approach on the definition of “material adverse effect” and related closing conditions and certain deal protection matters, as well as the then-current proposals relating to employee retention and interim period equity awards and compensation. Following such discussion, the transaction committee authorized management to proceed with its final proposals to KLA-Tencor on the key remaining open issues. At such time, the transaction committee also authorized the engagement of Goldman Sachs Israel LLC (“Goldman Sachs”) to provide its views to the transaction committee with respect to the proposed transaction.

Following such transaction committee meeting, on March 14, 2018, representatives of WSGR delivered a revised draft of the Merger Agreement to the legal representatives of Orbotech, reflecting KLA-Tencor’s final proposals on certain outstanding open issues, including a further limitation to the exclusion of certain publicly disclosed matters from the “material adverse effect” definition under discussion between the parties. From March 14 to 18, 2018, representatives of each of the parties’ legal and financial advisors extensively discussed this proposed limitation, together with other open issues on the draft Merger Agreement, with revised drafts of the Merger Agreement exchanged on March 16 and 18, 2018.

On March 17, 2018, representatives of Goldman Sachs delivered to Orbotech’s transaction committee, at an in-person meeting in Tel Aviv also attended by representatives of Cravath and Tulchinsky, its assessment of the proposed transaction, including a further assessment of other potential strategic partners. Following such discussion, the transaction committee again concluded that the proposed transaction with KLA-Tencor represented the best strategic option for Orbotech and directed Orbotech’s management to proceed with a meeting of the full Orbotech Board scheduled for March 18, 2018.

On March 18, 2018, the Orbotech Board met to review the potential transaction, which, based on market closing prices as of March 16, 2018, provided an implied value of approximately $69.02 per Orbotech share and represented a 1-day implied premium of 15% and an implied premium of 23% to the 30-day average closing price. At such meeting, the Orbotech Board reviewed the potential personal interests of Orbotech’s directors and executive officers in the Merger and the transactions contemplated thereby and representatives of Cravath and Tulchinsky reviewed the terms of the Merger Agreement and updated the Orbotech Board regarding the changes from the terms discussed at the prior meetings of the Orbotech Board and the transaction committee. Further, the representatives of each of Cravath and Tulchinsky reviewed the Orbotech Board’s legal duties in evaluating the proposed transaction with the Orbotech Board, including with respect to potential personal interests of directors and executive officers in the Merger and the transactions contemplated thereby as a result of proposed retention arrangements and other post-closing compensation and benefits matters. In particular, the Orbotech Board considered that there were no retention arrangements then in place for Orbotech’s senior management and in light of, among other things, the severance and additional benefits that would become available to such officers pursuant to their existing arrangements following a successful shareholder meeting to approve the Merger, considered that retention arrangements for such individuals would need to be determined by KLA-Tencor and Orbotech and entered into in advance of such shareholder meeting. At the request of the Orbotech Board, representatives of Barclays then reviewed its financial analyses of the proposed transaction. Following such review, representatives of Barclays delivered its oral opinion (which was subsequently confirmed in writing as of March 18, 2018) that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the holders of Orbotech shares (other than holders of the Excluded Shares (as defined in “The Merger— Merger Consideration”)) in the proposed transaction was fair, from a financial point of view, to such holders. The full text of Barclay’s written opinion dated March 18, 2018, which sets forth, among other things, the assumptions made, procedures followed, factors considered and the limitations on the review undertaken by Barclays in rendering its opinion, is attached to this proxy statement/prospectus as Annex B. Representatives of Orbotech’s management then discussed the due diligence conducted with respect to KLA-Tencor. Finally, representatives of Kesselman & Kesselman, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of PricewaterhouseCoopers International Limited (“Kesselman”), Orbotech’s auditor, presented certain accounting analyses related to the transaction.

Following the presentations by Cravath, Tulchinsky, Barclays, Orbotech’s management and Kesselman, the Orbotech Board discussed the proposed transaction in more detail. In considering the Merger Agreement and the advisability of the Merger and the other transactions, the Orbotech Board considered a number of factors as described under “The Merger—Orbotech’s Reasons for the Merger.”

Taking into account these considerations, including the advice received from its management and financial and legal advisors and after further concerted deliberation, the Orbotech Board unanimously (1) determined that the Merger Agreement and the proposed transactions, including the Merger, are advisable, that the Merger Agreement and the proposed transactions, including the Merger, are fair to and in the best interests of Orbotech and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the merged company will be unable to fulfill the obligations of Orbotech to its creditors, (2) approved the Merger Agreement and the proposed transactions, including the Merger, and (3) resolved to recommend that Orbotech’s shareholders approve the Merger Agreement, the Merger and the other proposed transactions, all upon the terms and subject to the conditions set forth in the Merger Agreement. At sessions immediately preceding the final deliberations of the Orbotech Board, the audit committee and remuneration committee of the Orbotech Board each similarly reviewed all relevant information about the proposed transactions, including the anticipated personal interests of Orbotech’s directors and executive officers therein, and each unanimously approved the Merger Agreement and the proposed transactions, including the Merger, on the terms described above and recommended to the Orbotech Board to do the same.

On March 18, 2018, following receipt of the approval of the Orbotech Board, representatives of KLA-Tencor and Orbotech and their respective legal advisors finalized the Merger Agreement and related confidential disclosure letters. Orbotech and KLA-Tencor thereafter executed the Merger Agreement and, prior to market open on the morning of March 19, 2018, KLA-Tencor and Orbotech issued a joint press release announcing the transaction and the execution of the Merger Agreement.

Orbotech’s Reasons for the Merger; Recommendation of the Orbotech Board

At its meeting on March 18, 2018, the Orbotech Board (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Orbotech and its shareholders and that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of KLA-Tencor and Merger Sub in the Merger Agreement, no reasonable concern exists that the surviving company, as a result of the Merger, will be unable to fulfill the obligations of Orbotech to its creditors; (ii) approved the Merger Agreement and transactions contemplated by the Merger Agreement, including the Merger; and (iii) resolved to direct that the Merger Agreement be submitted to the shareholders of Orbotech for approval and adoption and recommend that the shareholders of Orbotech vote in favor of the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement. The Orbotech Board unanimously recommends that you vote “FOR” the Merger Proposal.

The Orbotech Board considered many factors in making its determination that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Orbotech and its shareholders and that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of KLA-Tencor and Merger Sub in the Merger Agreement, no reasonable concern exists that the surviving company, as a result of the Merger, will be unable to fulfill the obligations of Orbotech to its creditors. In arriving at its determination, the

Orbotech Board consulted with and received the advice of its outside financial and legal advisors, discussed certain issues with Orbotech’s management and considered a variety of factors weighing positively in favor of the Merger, including the following:

•	Prospects of Orbotech.

•	The Orbotech Board considered that the proposed transaction will allow Orbotech to fully embrace the megatrend opportunities associated with China’s “Made in China 2025” strategic plan while mitigating the risks of cyclicality.

•	The Orbotech Board considered that combining with KLA-Tencor will enable Orbotech to better take advantage of increased available opportunities in the competitive marketplace.

•	The Orbotech Board considered that the Merger with KLA-Tencor offers a unique opportunity to accelerate Orbotech’s growth, as KLA-Tencor has a complementary business with no competitive overlap and significant resources and is very highly regarded in the industry by both Orbotech’s and KLA-Tencor’s customers.

•	The Orbotech Board considered that significant elements of Orbotech’s business and operating strategy will benefit from partnership with KLA-Tencor.

•	The Orbotech Board considered that Orbotech’s strategic objectives, which include expanding its customer base, expanding and enhancing its product offerings, expanding its global distribution and support capabilities and extending its technological leadership, would be furthered by the Merger and, as a result, Orbotech would be better positioned to reach these objectives than it would as a stand-alone company.

•	Merger Consideration.

•	The Orbotech Board considered that the consideration per Orbotech share of (i) cash, without interest, in an amount equal to $38.86; and (ii) 0.25 of a share of the common stock of KLA-Tencor represents an attractive valuation for Orbotech.

•	The Orbotech Board considered that the implied price per share represents a premium of approximately 30.7% over the volume-weighted average share price of Orbotech’s shares during the three-month period prior to the date of the Merger Agreement and is higher than the price at which Orbotech shares have traded since the beginning of calendar year 2001.

•	The Orbotech Board considered that a portion of the consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to Orbotech’s shareholders, especially when viewed against the risks and uncertainties inherent in Orbotech’s business.

•	The Orbotech Board considered that a portion of the consideration to be paid in the transaction is shares of KLA-Tencor common stock, which provides Orbotech’s shareholders with the opportunity to participate in any increase in value of KLA-Tencor or of the combined company, whether during the pre-Closing period or following the Closing.

•	Opinion of Barclays. The Orbotech Board considered the financial analyses reviewed and discussed with the Orbotech Board by representatives of Barclays, Orbotech’s financial advisor, as well as the oral opinion of Barclays (which was subsequently confirmed in writing as of March 18, 2018) that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Merger Consideration to be offered to the holders of Orbotech shares (other than holders of the Excluded Shares) in the proposed transaction was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinion of Orbotech’s Financial Advisor”.

•	Likelihood of Consummation.

•	The Orbotech Board considered the nature of the closing conditions included in the Merger Agreement, including the absence of any financing conditions or related contingencies with respect to the Merger Consideration, as well as the need to receive specified regulatory approvals, including with respect to China.

•	The Orbotech Board considered the identity of KLA-Tencor, which is a reputable company with a strong business model.

•	Terms of the Merger Agreement.

•	The Orbotech Board considered the terms of the Merger Agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the Merger and the ability of the respective parties to terminate the Merger Agreement. The Orbotech Board noted that the termination or “breakup” fee provisions of the Merger Agreement could have the effect of discouraging competing proposals for a business combination between Orbotech and a third party, but that such provisions are customary for transactions of this size and type. The Orbotech Board considered that the amount of the termination fee, which amount is equal to $125.0 million, or approximately 3.6% of the transaction value, was within a reasonable range.

•	The Orbotech Board considered that the Merger Agreement permits Orbotech and the Orbotech Board to respond to a competing proposal that the Orbotech Board determines is a superior proposal, subject to certain restrictions imposed by the Merger Agreement and the requirement that Orbotech pay the termination fee in the event that Orbotech terminates the Merger Agreement to accept a superior proposal, and also permits the Orbotech Board to change its recommendation in favor of the Merger in response to certain unforeseen or unforeseeable intervening events.

•	Participation in Future Growth. The Orbotech Board considered the fact that, because Orbotech’s shareholders will be receiving shares of KLA-Tencor’s common stock for their shares, they will participate in any increase in value of KLA-Tencor or the combined company, whether during the limited pre-Closing period or following the Closing.

•	No Financing Condition; Ability to Finance. The Orbotech Board considered that the Merger is not subject to a financing condition and, in particular, that KLA-Tencor represented that, at the Effective Time, it will have the funds necessary to pay the Cash Consideration and the other cash payments contemplated by the Merger Agreement.

•	Structure; Orbotech Shareholder Approval.

•	The Orbotech Board considered that the transaction will result in detailed public disclosure and a substantial period of time prior to the convening of the shareholder meeting to consider the approval and adoption of the Merger Proposal during which a competing proposal could be brought forth.

•	The Orbotech Board also considered that the affirmative vote of a simple majority of the voting rights of Orbotech represented and voting thereon at the meeting, including the Merger Majority, is necessary for the approval of the Merger.

•	Potentially Interested Parties.

•	The Orbotech Board considered that Orbotech had not received any written proposals from any other potentially interested parties as of the date of the Merger Agreement.

•

The Orbotech Board considered the identification by Barclays of only three primary other potential strategic parties, as well as several additional entities based in China, based on a variety of factors, including size, potential strategic fit and capacity to complete a transaction, that, due to a number of factors, including strategic fit and regulatory uncertainty with respect to such parties’ ability to consummate a potential transaction, were either unlikely to have any serious interest in an acquisition of Orbotech at that time or otherwise would pose a greater risk of completion than a potential transaction with KLA-Tencor, as well as the Orbotech Board’s conclusion that those companies were either unlikely to have any serious interest in an acquisition of Orbotech at that time or otherwise would pose a greater risk of completion than a potential transaction with KLA-Tencor.

The Orbotech Board also identified and considered a number of other matters, some of which are countervailing factors and risks to Orbotech and its shareholders, relating to the Merger and the Merger Agreement, including the following:

•	the possibility that the Merger may not be completed and the potential adverse consequences to Orbotech if the Merger is not completed, including the potential (i) loss of customers, suppliers and employees; (ii) reduction in the perceived value of Orbotech; and (iii) erosion of customer and employee confidence in Orbotech;

•	the limitations imposed in the Merger Agreement on the conduct of Orbotech’s business during the pre-Closing period, its ability to solicit and respond to competing proposals and the ability of the Orbotech Board to change or withdraw its recommendation of the Merger;

•	the possibilities that certain provisions of the Merger Agreement, including the non-solicitation and other protective provisions such as the $125.0 million termination fee payable if the Merger Agreement is terminated under certain circumstances, might have the effect of deterring other potential acquirors from making competing proposals that could be more advantageous to Orbotech’s shareholders;

•	the potential conflicts of interest of Orbotech’s directors and executive officers, including with respect to the treatment (including acceleration) of equity awards, enhanced severance benefits, transaction and retention bonuses and indemnification, exculpation and insurance provisions, as well as with respect to potential retention arrangements and post-Closing benefits for Orbotech’s senior management that were anticipated to be determined by KLA-Tencor and Orbotech following the execution of the Merger Agreement and prior to the Orbotech shareholder meeting to consider the approval of the Merger, in each case, as described more fully in the section entitled “—Interests of Orbotech Directors and Executive Officers in the Merger”;

•	the risk that the parties may incur significant costs and delays related to the Merger, including resulting from seeking governmental consents and regulatory approvals necessary for completion of the Merger; and

•	the risks of the type and nature described under “Risk Factors” and the matters described under “Special Note Regarding Forward-Looking Statements.”

The foregoing discussion of the factors considered by the Orbotech Board is not intended to be exhaustive, but rather includes the material factors considered by the Orbotech Board. The Orbotech Board collectively (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Orbotech and its shareholders and that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of KLA-Tencor and Merger Sub in the Merger Agreement, no reasonable concern exists that the surviving company, as a result of the Merger, will be unable to fulfill the obligations of Orbotech to its creditors; (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger; and (iii) resolved to direct that the Merger Agreement be submitted to the shareholders of Orbotech for approval and adoption and recommend that the shareholders of Orbotech vote in favor of the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement. In view of the wide variety of factors considered by the Orbotech Board in connection with its evaluation of the Merger and the complexity of these matters, the Orbotech Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Orbotech Board. Rather, the Orbotech Board considered all of these factors as a whole and made its recommendation based on the totality of the information available to the Orbotech Board, including discussions with, and questioning of, Orbotech’s management and its legal and financial advisors. In considering the factors discussed above, individual members of the Orbotech Board may have given different weights to different factors and the factors are not presented in any order of priority.

This explanation of the Orbotech Board’s reasons to recommend that Orbotech’s shareholders vote in favor of the Merger Proposal presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section entitled “Special Note Regarding Forward-Looking Statements”.

Opinion of Orbotech’s Financial Advisor

Orbotech engaged Barclays to act as its financial advisor in connection with a possible sale of Orbotech. On March 18, 2018, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Orbotech Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the holders of Orbotech shares (other than the holders of the Excluded Shares) in the proposed transaction was fair, from a financial point of view, to such holders.

The full text of Barclays’ written opinion, dated as of March 18, 2018, is attached as Annex B to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the Orbotech Board, addresses only the fairness, from a financial point of view, of the consideration to be offered to the holders of Orbotech shares (other than the holders of the Excluded Shares) in the proposed transaction and does not constitute a recommendation to any holder of Orbotech shares as to how such holder should vote with respect to the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between Orbotech and KLA-Tencor and were unanimously approved by the Orbotech Board. Barclays did not recommend any specific form of consideration to Orbotech or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, Orbotech’s underlying business decision to proceed with or effect the proposed transaction, the likelihood of the consummation of the proposed transaction, or the relative merits of the proposed transaction as compared to any other transaction or business strategy in which Orbotech may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the holders of Orbotech shares in the proposed transaction. No limitations were imposed by the Orbotech Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed the Merger Agreement and the specific terms of the proposed transaction;

•	reviewed and analyzed publicly available information concerning Orbotech that Barclays believed to be relevant to its analysis, including Orbotech’s Annual Report on Form 20-F for the fiscal years ended December 31, 2016 and December 31, 2017 filed with the SEC and Current Reports on Form 6-K furnished with the SEC on January 17, 2018 and February 14, 2018;

•	reviewed and analyzed publicly available information concerning KLA-Tencor that Barclays believed to be relevant to its analysis, including KLA-Tencor’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 and Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2017 and December 31, 2017;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Orbotech furnished to Barclays by Orbotech, including the Orbotech Management Projections (as defined below);

•	reviewed and analyzed the pro forma impact of the proposed transaction on the future financial performance of the combined company, including cost synergies and other strategic benefits expected by management of KLA-Tencor;

•	reviewed and analyzed a trading history of the Orbotech shares from March 16, 2013 until March 16, 2018 and a trading history of KLA-Tencor common stock from March 16, 2013 until March 16, 2018;

•	reviewed and analyzed a comparison of trading price as a multiple of certain financial metrics for calendar years 2018 and 2019 of Orbotech and KLA-Tencor and certain other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of Orbotech (the “Orbotech Published Estimates”);

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of KLA-Tencor, including published estimates of publicly available Wall Street research brokers for KLA-Tencor’s fiscal years ending on June 30, 2018, June 30, 2019 and June 30, 2020 (the “KLA-Tencor Published Estimates”);

•	had discussions with the management of Orbotech concerning its business, operations, assets, liabilities, financial condition and prospects;

•	had discussions with the management of Orbotech and KLA-Tencor concerning KLA-Tencor’s business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of Orbotech that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Orbotech Management Projections, upon the advice of Orbotech, Barclays assumed that the Orbotech Management Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Orbotech as to Orbotech’s future financial performance. Furthermore, upon the advice of Orbotech, Barclays assumed that the amounts and timing of the expected synergies were reasonable and that the expected synergies would be realized in accordance with such estimates. Barclays was not provided with, and did not have any access to, financial projections of KLA-Tencor prepared by management of Orbotech or management of KLA-Tencor. Accordingly, upon the advice of Orbotech, Barclays assumed that the KLA-Tencor Published Estimates were a reasonable basis upon which to evaluate the future financial performance of KLA-Tencor and that KLA-Tencor would perform substantially in accordance with such KLA-Tencor Published Estimates. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Orbotech or KLA-Tencor and did not make or obtain any evaluations or appraisals of the assets or liabilities of Orbotech or KLA-Tencor. In addition, Barclays was not authorized by Orbotech to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Orbotech’s business. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, March 18, 2018. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after March 18, 2018.

Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all the agreements related thereto. Barclays also assumed, upon the advice of Orbotech, that all material governmental, regulatory and third party approvals, consents and releases for the proposed transaction would be obtained within the constraints contemplated by the Merger Agreement and that the proposed transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood Orbotech had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Orbotech shares but rather made its determination as to fairness, from a financial point of view, to holders of Orbotech shares of the consideration to be offered to such holders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the proposed transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Orbotech Board. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Orbotech or any other parties to the proposed transaction. No company, business or transaction considered in Barclays’ analyses and reviews is identical to Orbotech, KLA-Tencor, Merger Sub or the proposed transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of Orbotech, KLA-Tencor, Merger Sub, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summaries of the financial analyses and reviews identified below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Selected Comparable Company Analysis for Orbotech

In order to assess how the public market values shares of publicly traded companies similar to Orbotech and to provide a range of relative implied equity values per Orbotech share by reference to those companies, Barclays reviewed and compared specific financial and operating data relating to Orbotech with that of selected companies that Barclays deemed comparable to Orbotech.

The selected comparable companies were:

Applied Materials, Inc.

ASM International N.V. ADR

BE Semiconductor Industries N.V. ADR

Camtek Ltd.

KLA-Tencor Corporation

Lam Research Corporation

Nanometrics Incorporated

Rudolph Technologies, Inc.

Tokyo Electron Ltd.

Veeco Instruments Inc.

Barclays calculated and compared various financial multiples and ratios of Orbotech and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s enterprise value, or EV, as a multiple of (i) its calendar year 2018 and 2019 estimated revenue and (ii) its calendar year 2018 and 2019 estimated earnings before interest, taxes, depreciation, amortization and stock-based compensation, or adjusted EBITDA. Barclays also calculated and analyzed each company’s ratio of its current stock price to its projected non-GAAP earnings per share, or EPS, as adjusted for non-recurring items, amortization of intangibles and stock-based compensation, or non-GAAP EPS, for each company’s calendar year 2018 and 2019. The EV of each company was obtained by adding its short and long-term debt to the sum of the market value of its fully diluted equity value, using the treasury stock method, based on closing stock prices on March 16, 2018, the value of any preferred stock (at liquidation value), the value of any pension liabilities and the book value of any minority interest, and subtracting its cash equivalents and short and long-term liquid investments. All of these calculations for the comparable companies were performed, and based, on generally available financial data and closing prices, as of March 16, 2018, the last trading date prior to the delivery of Barclays’ opinion. All of these calculations for KLA-Tencor were performed, and based, on the KLA-Tencor Published Estimates. All of these calculations for Orbotech were performed, and based, on the Orbotech Management Projections and the Orbotech Published Estimates.

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with Orbotech. However, because no selected comparable company is exactly the same as Orbotech, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Orbotech and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Orbotech and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of multiples for Orbotech and applied such range to the Orbotech Management Projections to calculate a range of implied values per Orbotech share. The following summarizes the result of these calculations:

	Selected Multiple Range	Implied Value per Orbotech Share
EV/CY 2018E Revenue	2.35x – 3.15x	$54.88 – $71.79
EV/CY 2019E Revenue	2.05x – 2.85x	$52.06 – $70.34
EV/CY 2018E ADJUSTED EBITDA	9.5x – 11.5x	$52.12 – $62.00
EV/CY 2019E ADJUSTED EBITDA	9.0x – 11.0x	$57.94 – $69.66
P/CY 2018E non-GAAP EPS	13.5x – 17.5x	$50.04 – $64.87
P/CY 2019E non-GAAP EPS	12.5x – 15.5x	$56.24 – $69.74

For purposes of its opinion, Barclays calculated the implied value, as of March 16, 2018, of the Merger Consideration per Orbotech share to be $69.02, which was determined by adding the cash portion of the Merger Consideration of $38.86 per Orbotech share to $30.16, the implied value of the stock portion of the Merger Consideration per Orbotech share that was derived by multiplying the closing price of $120.62 per share of KLA-Tencor common stock on March 16, 2018, the last trading day prior to the announcement of the proposed transaction, by the exchange ratio of 0.25 of a share of KLA-Tencor common stock per Orbotech share.

Barclays noted that on the basis of the selected comparable company analysis with respect to Orbotech, the implied value of the Merger Consideration of $69.02 per share was (i) above the range of implied values per Orbotech share calculated using estimated calendar year 2018 adjusted EBITDA and estimated calendar year 2018 non-GAAP EPS, and (ii) within the range of implied values per Orbotech share calculated using estimated calendar year 2018 and 2019 revenue, estimated calendar year 2019 adjusted EBITDA and estimated calendar year 2019 non-GAAP EPS.

Selected Comparable Company Analysis for KLA-Tencor

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of KLA-Tencor by reference to those companies, Barclays reviewed and compared specific financial and operating data relating to KLA-Tencor with selected companies that Barclays deemed comparable to KLA-Tencor.

The selected comparable companies were:

Applied Materials, Inc.

ASM International N.V. ADR

ASML Holding NV

Lam Research Corporation

Orbotech Ltd.

Tokyo Electron Ltd.

Barclays calculated and compared various financial multiples and ratios of KLA-Tencor and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s EV (calculated as described above), as a multiple of (i) its calendar year 2018 and 2019 estimated revenue and (ii) its calendar year 2018 and 2019 estimated adjusted EBITDA. Barclays also calculated and analyzed each company’s ratio of its current stock price to its projected non-GAAP EPS. All of these calculations for the comparable companies were performed, and based, on generally available financial data and closing prices, as of March 16, 2018. All of these calculations for Orbotech were performed, and based, on the Orbotech Management Projections. All of these calculations for KLA-Tencor were performed, and based, on the KLA-Tencor Published Estimates.

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with KLA-Tencor. However, because no selected comparable company is exactly the same as KLA-Tencor, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of KLA-Tencor and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between KLA-Tencor and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of multiples for KLA-Tencor and applied such range to the KLA-Tencor Published Estimates to calculate a range of implied values per share of KLA-Tencor common stock. The following summarizes the result of these calculations:

	Selected Multiple Range	Implied Value per Share of KLA-Tencor common stock
EV/CY 2018E Revenue	3.35x – 4.35x	$89.25 – $115.41
EV/CY 2019E Revenue	2.85x – 3.85x	$80.32 – $107.92
EV/CY 2018E ADJUSTED EBITDA	9.5x – 11.5x	$104.85 – $126.57
EV/CY 2019E ADJUSTED EBITDA	8.5x – 10.5x	$100.27 – $123.48
P/CY 2018E non-GAAP EPS	12.5x – 15.5x	$105.89 – $131.30
P/CY 2019E non-GAAP EPS	11.5x – 14.5x	$104.28 – $131.48

Barclays noted that on the basis of the selected comparable company analysis with respect to KLA-Tencor, the closing price of $120.62 per share of KLA-Tencor common stock on March 16, 2018, the last trading day prior to the announcement of the proposed transaction, was (i) above the range of implied values per share of KLA-Tencor common stock calculated using estimated calendar year 2018 and 2019 revenue and (ii) within the range of implied values per share of KLA-Tencor common stock calculated using estimated calendar year 2018 and 2019 adjusted EBITDA and estimated calendar year 2018 and 2019 non-GAAP EPS.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Orbotech with respect to the size, mix, margins and other characteristics of their businesses.

As part of its precedent transactions analysis, for each of the selected transactions, based on information Barclays obtained from publicly available information, Barclays analyzed the EV to last-12-months’, or LTM, and forward-12-months’, or FTM, revenue and to LTM and FTM adjusted EBITDA. The results of this precedent transaction analysis are summarized below:

			EV/Revenue		EV/ADJ. EBITDA
Date Announced	Acquiror	Target	LTM	FTM	LTM	FTM
4/26/2017	Kohlberg Kravis Roberts & Co. LP	Hitachi Kokusai Electric, Inc. (1)	1.62x	1.42x	15.2x	10.3x
2/2/2017	Veeco Instruments, Inc.	Ultratech, Inc.	2.79x	2.53x	18.6x	16.5x
6/15/2016	ASML Holding NV	Hermes Microvision, Inc.	NM(2)	9.33x	NM(2)	22.2x
3/16/2016	Coherent, Inc.	Rofin-Sinar Technologies, Inc.	1.57x	1.56x	10.3x	10.4x
2/23/2016	MKS Instruments, Inc.	Newport Corp.	1.65x	1.59x	10.4x	9.0.x
2/4/2016	FormFactor, Inc.	Cascade Microtech, Inc.	2.24x	2.17x	12.2x	11.5x
12/1/2015	Beijing E-town	Mattson Technology, Inc.	1.34x	1.96x	12.2x	NM(2)
10/21/2015	Lam Research Corp.(3)	KLA-Tencor Corp.	4.08x	3.91x	13.0x	11.6x
12/4/2014	Veeco Instruments, Inc.	Solid State Equipment LLC	NA(4)	2.31x	NA(4)	10.3x
7/7/2014	Orbotech Ltd.	SPTS Technologies Ltd.	2.37x	1.91x	10.3x	7.6x
4/11/2014	AMETEK, Inc.	Zygo Corp.	1.80x	NA	12.3x	NA
2/4/2014	Entegris, Inc.	ATMI, Inc.	2.83x	2.67x	13.4x	11.4x
9/24/2013	Applied Materials, Inc.(3)	Tokyo Electron Ltd.	1.71x	1.23x	NM(2)	11.1x
10/17/2012	ASML Holding NV	Cymer, Inc.	4.24x	3.37x	22.4x	17.6x
8/13/2012	Tokyo Electron Ltd.	FSI International, Inc.	1.51x	1.26x	13.0x	7.5x
3/16/2012	Tokyo Electron Ltd.	NEXX Systems, Inc.	2.69x	2.42x	21.2x	15.4x
12/14/2011	Lam Research Corp.	Novellus Systems, Inc.	2.26x	2.67x	8.5x	12.6x
5/4/2011	Applied Materials, Inc.	Varian Semiconductor Equipment Assoc.	3.92x	3.27x	13.8x	11.5x
12/6/2010	Advantest Corp.	Verigy Ltd.	1.11x	0.98x	9.8x	9.8x

1st Quartile	1.62x	1.57x	10.4x	10.3x
Median	2.24x	2.24x	12.6x	11.4x
Mean	2.34x	2.59x	13.5x	12.1x
3rd Quartile	2.79x	2.67x	14.1x	12.6x

(1)	Equity value is based on the revised offer price on November 24, 2017 converted at the applicable spot exchange rate.
(2)	Multiples are considered non-meaningful (NM) where EV / Revenue is above 10.0x or EV / adj. EBITDA is above 30.0x.
(3)	Transactions were abandoned prior to consummation.
(4)	NA stands for not available.

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of each of Orbotech and KLA-Tencor and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction that would affect the acquisition values of the selected target companies and Orbotech. Based upon these judgments, Barclays selected ranges of multiples for Orbotech and applied such ranges to the Orbotech Management Projections to calculate ranges of implied value per Orbotech share. The following table sets forth the results of such analysis:

	Selected Multiple Range	Implied Value per Orbotech Share
EV/LTM Revenue	2.50x – 3.25x	$50.36 – $63.91
EV/FTM Revenue	2.40x – 3.10x	$55.93 – $70.73
EV/LTM ADJUSTED EBITDA	12.5x – 15.0x	$52.94 – $62.48
EV/FTM ADJUSTED EBITDA	11.0x – 13.0x	$59.53 – $69.41

Barclays noted that on the basis of the selected precedent transaction analysis, the implied value of the Merger Consideration of $69.02 per Orbotech share was (i) above the range of implied values per Orbotech share calculated using LTM revenue and LTM adjusted EBITDA, and (ii) within the range of implied values per Orbotech share calculated using FTM revenue and FTM adjusted EBITDA.

Discounted Cash Flow Analysis

In order to estimate the present value of Orbotech shares, Barclays performed a discounted cash flow analysis of Orbotech. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated EV of Orbotech using the discounted cash flow method, Barclays added (i) Orbotech’s projected after-tax unlevered free cash flows (calculated as described below) for calendar years 2018 through 2021 based on the Orbotech Management Projections to (ii) the “terminal value” of Orbotech as of the end of calendar year 2021 and discounted such amount to its present value (as of March 16, 2018) using a range of selected discount rates. Barclays used the mid-year convention in its discounted cash flow analysis to more accurately reflect the present value of future cash flows because cash flows are actually earned throughout the year rather than at the end of the year. The after-tax unlevered free cash flows were calculated by taking the after tax non-GAAP operating income of Orbotech, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in net working capital. The residual value of Orbotech at the end of calendar year 2021, or “terminal value,” was estimated by selecting a range of estimated FTM adjusted EBITDA exit multiples. Barclays assumed a range of FTM adjusted EBITDA exit multiples of 8.0x to 10.0x, which was derived by Barclays utilizing its professional judgment and experience, taking into account the financial forecasts and market expectations and applying such ranges to the Orbotech Management Projections. The range of after-tax discount rates of 10% to 12% was selected based on an analysis of the weighted average cost of capital of Orbotech and the selected comparable companies used in the “Selected Comparable Company Analysis for Orbotech” described above. Barclays then calculated a range of implied values per Orbotech share by subtracting net debt as of December 31, 2017 from the estimated EV using the discounted cash flow method and dividing such amount by the fully diluted number of Orbotech shares, calculated using the treasury stock method, and using the number of Orbotech shares, options to purchase Orbotech shares and Orbotech restricted share units outstanding as of March 5, 2018. This analysis implied a range of values per Orbotech share of $61.81 to $77.37 based on the range of FTM adjusted EBITDA exit multiples.

Barclays also performed a similar analysis using the same methodology described above, other than that the terminal value was estimated by selecting a range of perpetuity growth rates. Barclays assumed a range of perpetuity growth rates of 3.0% to 4.5%, which was derived by Barclays utilizing its professional judgment and experience, taking into account the financial forecasts and market expectations and applying such ranges to the Orbotech Management Projections. This analysis implied a range of values per Orbotech share of $52.82 to $81.04 based on the range of perpetuity growth rates.

Barclays noted that on the basis of the discounted cash flow analyses performed, the implied value of the Merger Consideration of $69.02 per Orbotech share was within the range of implied values per Orbotech share calculated using the Orbotech Management Projections, FTM adjusted EBITDA exit multiples and perpetuity growth rates.

Other Factors

Barclays also noted the following additional factors that were not considered part of its financial analyses with respect to its fairness determination, but were referenced for informational purposes:

Research Analysts Price Targets Analysis for Orbotech and KLA-Tencor

Barclays reviewed publicly available research on per share price targets for Orbotech shares and the KLA-Tencor common stock obtained from brokers. The equity research analysts’ per share price targets ranged from $58.00 to $65.00 for Orbotech and ranged from $110.00 to $153.00 for KLA-Tencor. The publicly available per share price targets published by equity research firms do not necessarily reflect the current market trading price of the Orbotech shares or the KLA-Tencor common stock, respectively, and these estimates are subject to uncertainties, including the future financial performance of Orbotech and KLA-Tencor as well as future market conditions.

Historical Share Price Analysis of Orbotech and KLA-Tencor

To illustrate the trend in the historical trading prices of the Orbotech shares, Barclays considered historical data with regard to the trading prices of the Orbotech shares over the 52-week period prior to the announcement of the proposed transaction. During such period, the closing price of Orbotech shares ranged from $30.59 to $59.90 per share.

To illustrate the trend in the historical trading prices of the KLA-Tencor common stock, Barclays considered historical data with regard to the trading prices of the KLA-Tencor common stock over the 52-week period prior to the announcement of the proposed transaction. During such period, the closing price of KLA-Tencor common stock ranged from $88.14 to $122.39 per share.

Premiums Paid Analysis

In order to assess the premium offered to the holders of Orbotech shares in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premiums paid in all electronics mergers and acquisitions transactions valued between $1.0 billion and $5.0 billion from January 1, 2010 to March 16, 2018, of which there were 42. For each transaction, Barclays calculated the implied value per share paid by the acquiror by comparing the announced transaction value per share to the target company’s: (i) closing price on the last trading day prior to announcement of the transaction or first reference in the public news media about the transaction, and (ii) average closing price for the 30 calendar days prior to announcement of the transaction or first reference in the public news media about the transaction.

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Orbotech, KLA-Tencor and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction that would affect the acquisition values of the target companies and Orbotech. Based upon these judgments, Barclays selected a range of premiums to (i) the closing price of the Orbotech shares on March 7, 2018 (the last unaffected trading day prior to the first reference to a potential sale of Orbotech in the public news media) and

(ii) the 30-day average of the closing prices of the Orbotech shares ended on March 7, 2018, to calculate a range of implied values per Orbotech share. The following summarizes the result of these calculations:

	Selected Premium Range	Implied Value per Orbotech Share
1-Day Unaffected Price	16% – 45%	$65.25 – $81.56
30-Day Average Unaffected Price	20% – 47%	$63.14 – $77.35

Barclays noted that on the basis of the transaction premium analysis, the implied Merger Consideration of $69.02 per Orbotech share was within the range of implied values per Orbotech share calculated using (i) the closing price of the Orbotech shares on March 7, 2018 and (ii) the 30-day average of the closing price of the Orbotech shares ending on March 7, 2018.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Orbotech Board selected Barclays because of its familiarity with Orbotech and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to Orbotech in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Orbotech will pay Barclays a fee for its services, $1.0 million of which was paid upon the delivery of Barclays’ opinion. The remaining amount of the fee due to Barclays, which remaining amount is currently estimated at approximately $24.5 million, will be payable by Orbotech on completion of the proposed transaction. In addition, Orbotech has agreed to reimburse Barclays for up to a specified amount of its reasonable expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by Orbotech and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for Orbotech and KLA-Tencor in the past, and expects to perform such services in the future, and has received, and expects to receive, customary investment banking fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking services: (i) acted as sole bookrunner on Orbotech’s $102 million registered equity block trade offering in June 2016 and (ii) acted as a lender under an existing credit facility for, and provided corporate banking services to, one of Orbotech’s subsidiaries.

Barclays, its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Orbotech and KLA-Tencor for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Certain Projections of Orbotech

Orbotech historically has publicly made available a multiyear plan. In addition to the multiyear plan, Orbotech has typically provided public guidance for one to two future fiscal quarters, but has been wary of making forecasts or projections for longer periods due to the unpredictability of the underlying assumptions and estimates and lack of long-term visibility. For example, Orbotech provided guidance for revenue growth in 2018 in November of 2017, and revised it substantially in January of 2018. The financial information concerning Orbotech’s forecast set forth below is included in this proxy statement/prospectus only because it was made available by Orbotech’s management to the Orbotech Board, to Barclays in connection with rendering its fairness opinion and related financial analysis to the Orbotech Board, and to KLA-Tencor and its advisors in connection with their due diligence review of Orbotech. Orbotech’s management prepared and delivered to Barclays and KLA-Tencor the following projections regarding Orbotech’s future operations for the calendar years 2018 through 2021 (the “Orbotech Management Projections”). Orbotech has included below a summary of these forecasts for the purpose of providing shareholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes. These forecasts were also considered by the Orbotech Board for the purpose of evaluating the Merger.

At the time of preparation, the Orbotech Management Projections were preliminary estimates and did not reflect any of Orbotech’s normal quarterly or annual review procedures. In addition, the Orbotech Management Projections were based on Orbotech’s then-current multiyear plan and did not take into account fluctuations in Orbotech’s product mix or the cyclical nature of the industries in which Orbotech operates. This meant that there was not any assurance (and there remains no assurance) that the final results of the relevant periods would not differ from the estimates of the Orbotech Management Projections, and any such differences could be material. While presented with numeric specificity, the Orbotech Management Projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Orbotech’s business, all of which are inherently subjective, uncertain and difficult to predict and many of which are beyond Orbotech’s control. The Orbotech Management Projections are susceptible to multiple interpretations and periodic reevaluations based on actual experience and business developments. As such, the Orbotech Management Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted, including risks and uncertainties relating to Orbotech’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance (including the cyclical nature of the industries in which Orbotech operates), general business and economic conditions and other factors described in this proxy statement/prospectus and in Orbotech’s periodic reports incorporated by reference to this proxy statement/prospectus. Please see the sections entitled “Special Note Regarding Forward-Looking Statements” and “Where You Can Find More Information”. The Orbotech Management Projections also reflect numerous variables, expectations and assumptions available at the time that they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Orbotech Management Projections.

There can be no assurance that the projected results will be realized or that actual results will not be significantly different than projected. Orbotech’s ability to accurately forecast its results has been limited and historically Orbotech has had to revise its public guidance from time to time. Accordingly, the inclusion of a summary of the Orbotech Management Projections in this proxy statement/prospectus should not be regarded as an indication that any of Orbotech, KLA-Tencor or their respective affiliates, advisors or representatives considered the Orbotech Management Projections to be achievable or predictive of any future events, and the Orbotech Management Projections should not be relied upon as such nor should the information contained in the Orbotech Management Projections be considered appropriate for other purposes. None of Orbotech, KLA-Tencor or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ materially from the Orbotech Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Orbotech Management Projections to reflect circumstances existing after the date the Orbotech Management Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. None of Orbotech or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding Orbotech’s ultimate performance compared to the information contained in the Orbotech Management Projections or that the forecasted results will be achieved. Orbotech has made no representation to KLA-Tencor, in the Merger Agreement or otherwise, concerning the Orbotech Management Projections.

The Orbotech Management Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Merger. The Orbotech Management Projections do not take into account the effect of any failure to occur of the Merger and should not be viewed as accurate or continuing in that context.

The Orbotech Management Projections were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information but, in the view of Orbotech’s management, were prepared on a reasonable basis. The Orbotech Management Projections were prepared by, and are the responsibility of, Orbotech’s management. Neither Orbotech’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, examined, compiled or applied agreed upon procedures with respect to the following Orbotech Management Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Orbotech Management Projections. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are urged not to place undue reliance on the prospective financial information set forth below. The report of Kesselman incorporated by reference in this proxy statement/prospectus relates to Orbotech’s previously issued financial statements. It does not extend to the Orbotech Management Projections and should not be read to do so. Orbotech urges all shareholders to review Orbotech’s most recent filings with the SEC for a description of Orbotech’s reported financial results. Please see the section entitled “Where You Can Find Additional Information”.

The inclusion of the Orbotech Management Projections is not deemed an admission or representation by Orbotech that the Orbotech Management Projections are viewed by Orbotech as material information of Orbotech or the surviving company. The Orbotech Management Projections are not included in this proxy statement/prospectus in order to induce any holder of Orbotech shares to approve the Merger Proposal. ORBOTECH DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ORBOTECH MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR, OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

Subject to the foregoing qualifications, the following is a summary of the Orbotech Management Projections:

ORBOTECH MANAGEMENT PROJECTIONS
In millions, except per share	2018E	2019E	2020E	2021E
Revenues	$1,054	$1,140	$1,250	$1,394
Non-GAAP Operating Income(1)	$226	$271	$331	$369
Adjusted EBITDA(1)	$246	$292	$353	$392
Non-GAAP Net Income(1)	$185	$225	$276	$310
Non-GAAP EPS(1)	$3.71	$4.50	$5.51	$6.19
Unlevered Free Cash Flow(2)	$124	$166	$213	$239

(1)	Non-GAAP Operating Income, Adjusted EBITDA, Non-GAAP Net Income and Non-GAAP EPS are each defined in Orbotech’s filings with the SEC. Please see the items incorporated by reference to this proxy statement/prospectus referred to in the section entitled “Where You Can Find More Information”.
(2)	Unlevered Free Cash Flow is defined as Orbotech’s after tax Non-GAAP Operating Income, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in net working capital.

Interests of Orbotech Directors and Executive Officers in the Merger

The directors and executive officers of Orbotech may have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Orbotech shareholders generally. The Orbotech Board was aware of and considered these anticipated interests, among other things, in evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and in recommending that Orbotech shareholders approve the Merger Proposal. These interests include:

•	treatment of Orbotech Equity Awards held by Orbotech directors and executive officers in connection with the Merger, including potential accelerated vesting and payout or settlement of Orbotech Equity Awards in connection with the Closing of the Merger or upon certain qualifying terminations of employment, as applicable (as described below under “—Treatment of Orbotech Equity Awards in the Merger”);

•	potential cash severance payments and other benefits payable to executive officers and the Active Chairman of the Orbotech Board pursuant to their employment agreements and as otherwise agreed by KLA-Tencor in the event of a resignation or termination of employment following the approval of the Merger by Orbotech’s shareholders (as described below under “—Potential Severance Payments”);

•	extension of eligibility of executive officers to continue to receive severance benefits triggered by the approval of the Merger by Orbotech’s shareholders for so long as such executive officer is employed by Orbotech (as described below under “—Potential Severance Payments”);

•	eligibility of certain executive officers, other than the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech, to receive equity-based retention awards, vesting over the two-year period following the Closing, or cash-based retention awards, payable upon the Closing, in each case, subject to the executive officer’s continued employment through the applicable payment or vesting date (as described below under “—Cash-Based and Equity-Based Retention Awards”);

•	post-Closing employment and compensation arrangements for the Active Chairman of the Orbotech Board, the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech in connection with the Merger, and certain other retention arrangements for the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech (as described below under “—New Chairman, CEO and COO Employment Compensation Arrangements”); and

•	KLA-Tencor’s undertakings with respect to continuing director and officer indemnity arrangements and the purchase of a seven year ‘tail’ policy on directors’ and officers’ insurance (as described below under “—Indemnification”).

Orbotech Shareholdings

As of the close of business on June 6, 2018, the record date for the meeting, directors and officers of Orbotech beneficially owned approximately 8.74% of the issued and outstanding Orbotech shares. For more information, see the section entitled “Security Ownership of Certain Beneficial Owners and Management of Orbotech”. Based on a per share value of $63.69, which equals the average closing price of an Orbotech share over the first five business days immediately following the announcement of the Merger, the aggregate value of such shares held by directors and executive officers of Orbotech (other than Orbotech Equity Awards, described below) is approximately $266,127,900.

Treatment of Orbotech Equity Awards

Each director and executive officer of Orbotech holds outstanding Orbotech Equity Awards that will, in accordance with the Merger Agreement, be treated in the manner described below. For further information with respect to the treatment of Orbotech Equity Awards, see the section entitled “The Merger Agreement—Treatment of Orbotech Equity Awards”.

•	Orbotech Restricted Share Unit Awards. Assumed Orbotech RSUs will be assumed by KLA-Tencor and subject to substantially the same terms and conditions as were applicable to such Assumed Orbotech RSUs at the Effective Time (except for any performance-based vesting conditions). The number of shares of KLA-Tencor common stock that are subject to each Assumed Orbotech RSU will be determined by multiplying the number of Orbotech shares subject to such Assumed Orbotech RSU as of immediately prior to the Effective Time (assuming, in the case of an Assumed Orbotech RSU that is subject to performance-based vesting conditions, that any applicable performance goals have been attained at maximum levels) by the Exchange Ratio (as defined in “The Merger Agreement—Treatment of the Orbotech Equity Awards”), rounded to the nearest whole number of shares. At the Effective Time, Cancelled Orbotech RSUs will be cancelled and converted into the right to receive the Merger Consideration for each Orbotech share subject to such Cancelled Orbotech RSUs, plus any accrued but unpaid dividends in respect of such Cancelled Orbotech RSUs.

•	Orbotech Restricted Share Awards. Assumed Orbotech RSAs will be assumed by KLA-Tencor and subject to substantially the same terms and conditions as were applicable to such awards at the Effective Time. The number of shares of KLA-Tencor common stock that are subject to each Assumed Orbotech RSA shall be determined by multiplying the number of Orbotech shares subject to such Assumed Orbotech RSA as of immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole number of shares. Cancelled Orbotech RSAs will be cancelled and converted into the right to receive the Merger Consideration for each Orbotech share subject to such Cancelled Orbotech RSAs, plus any accrued but unpaid dividends in respect of such Cancelled Orbotech RSAs.

•	Orbotech Options. Assumed Orbotech Options will be assumed by KLA-Tencor and subject to substantially the same terms and conditions as were applicable to such Assumed Orbotech Options immediately prior to the Effective Time (except for any performance-based vesting conditions). The number of shares of KLA-Tencor common stock that are subject to each Assumed Orbotech Option will be determined by multiplying the number of Orbotech shares subject to such Assumed Orbotech Option as of immediately prior to the Effective Time (assuming, in the case of an Assumed Orbotech Option that is subject to performance-based vesting conditions, that any applicable performance goals have been attained at maximum levels) by the Exchange Ratio, rounded down to the nearest whole share. The per share exercise price of each Assumed Orbotech Option will be determined by dividing the applicable exercise price of such Assumed Orbotech Option by the Exchange Ratio, rounded up to the nearest whole cent. Cancelled Orbotech Options will be cancelled and converted into the right to receive the Merger Consideration for each net share (as defined in “The Merger Agreement—Treatment of Orbotech Equity Awards”) subject to such Cancelled Orbotech Options determined using the KLA-Tencor Average Closing Price (as defined below).

Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment

In the event of a termination of employment without “Cause” or for “Good Reason” (each, as defined below) of certain Orbotech employees (including certain of Orbotech’s executive officers) during the six months following the Closing, subject to a customary release of claims becoming effective, any then-unvested portion of such employee’s Assumed Orbotech RSUs, Assumed Orbotech RSAs and Assumed Orbotech Options, other than any equity-based retention awards, will immediately vest and be exchanged for the right to receive an amount in cash equal to the unvested value of such awards as of the date of such employee’s termination. “Cause” generally means (i) the individual’s conviction of, or plea of nolo contendre to, a felony; (ii) the individual’s gross misconduct; (iii) any material act of personal dishonesty taken by the individual in connection with his or her responsibilities as an employee or service provider of the Orbotech or its subsidiaries; or (iv) the individual’s willful and continued failure to perform the duties and responsibilities of his or her position after there has been delivered to the individual a written demand for performance from Orbotech or the applicable subsidiary which describes the basis for the belief that the individual has not substantially performed his or her duties and provides the individual with 30 days to take corrective action.

“Good Reason” generally means, subject to customary notice and cure provisions, a requirement, without the individual’s consent, that the individual move his or her primary place of employment or service to a location that is more than 50 kilometers from the location of his or her primary place of employment or service.

In addition, certain executive officers of Orbotech, including the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech, are party to equity acceleration agreements or employment agreements that provide for the accelerated vesting of all outstanding Orbotech Equity Awards held by such executive officer in connection with (i) a termination of employment by Orbotech (or any successor company) or by any subsidiary or related company, (ii) a resignation due to an adverse change in the executive officer’s position or in circumstances that would result in such resignation being a deemed termination by Orbotech (or any successor company) or any subsidiary or related company pursuant to Section 11(a) of the Israeli Severance Pay Law, 1963), in each case, within 12 months following the approval of the Merger by Orbotech’s shareholders or (iii) continued employment as of the 24-month anniversary of the approval of the Merger by Orbotech’s shareholders. After the Merger Agreement was signed, in order to achieve its retention objectives, KLA-Tencor has agreed that the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech and, with respect to equity awards granted prior to the date hereof, the other such executive officers will be entitled to the benefits described in clause (i) and (ii) upon a termination of employment or resignation for any reason or at any time following the Closing.

Based on the value of an Orbotech share of $63.69, which equals the average closing price of an Orbotech share over the first five business days immediately following the announcement of the Merger, and assuming that each of the executive officers experienced a qualifying termination of employment (as described above) as of the Effective Time, which, for purposes of this disclosure is assumed to be December 31, 2018, the estimated aggregate value of unvested equity awards held by the executive officers that will vest in connection with a qualifying termination of employment, assuming that no additional Orbotech Equity Awards will be granted between the date of this proxy statement/prospectus and such date, is $7,900,000.

Director Equity Awards

Under the terms of the Merger Agreement, immediately prior to the Effective Time, Orbotech may accelerate the vesting of any Orbotech Equity Awards granted to Orbotech’s directors in accordance with the Directors Annual Equity Award Plan in connection with the annual general meeting of shareholders that precedes the Closing. The Orbotech Board has approved and is seeking Orbotech shareholder approval for such accelerated vesting at Orbotech’s 2018 annual general meeting of shareholders (the “2018 Orbotech Annual Meeting”), which is scheduled to be held on June 21, 2018. Subject to such shareholder approval and assuming that (i) the annual equity awards granted to each of the Orbotech directors in connection with the 2018 Orbotech Annual Meeting in accordance with Orbotech’s Directors Annual Equity Award Plan remain outstanding as of the Effective Time and (ii) the value of an Orbotech share on the date such awards are granted is the same as the value of an Orbotech share as of immediately prior to the Effective Time, the estimated aggregate value of unvested Orbotech Equity Awards held by the Orbotech directors that may accelerate vesting as of immediately prior to the Effective Time is $675,000.

Potential Severance Payments

Certain of Orbotech’s executive officers, including the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech, have entered into employment agreements with Orbotech that provide for cash severance payments and benefits in connection with a resignation or termination of employment without “cause” (as defined in the applicable employment agreement) during the 12-month period following shareholder approval of certain change in control transactions (including approval of the Merger by Orbotech’s shareholders). Such payments may include an “advance notice” payment in lieu of notice of up to six months of salary and certain benefits, an “adaptation payment” of up to six months of base salary and a severance payment equal to an amount ranging between 100% and 200% (based on length of service with Orbotech) of such executive officer’s monthly salary and certain benefits multiplied by the number of years such executive officer had been employed by Orbotech prior to such termination. After the Merger Agreement was signed, in order to achieve its retention objectives, KLA-Tencor has agreed that each executive officer will be entitled to an “adaptation payment” equal to six months of base salary and a severance payment equal to the product of 200% of such executive officer’s monthly salary and certain benefits multiplied by the number of years such executive officer had been employed by Orbotech prior to such termination. Such benefits will be payable to each executive officer with respect to the period prior to the Closing upon a termination of employment with Orbotech for any reason (including a resignation by such executive officer), and with respect to the period following the Closing, upon a termination of employment by Orbotech without “Cause” (as defined in “—Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment”) or a resignation by such executive officer. KLA-Tencor has also agreed that each executive officer will be entitled to the benefits described in this paragraph without giving effect to the 12-month limitation and such benefits will be available as long as the executive officer remains employed by Orbotech.

In addition, the Active Chairman of the Orbotech Board is party to an employment agreement with Orbotech, which provides that upon a termination of employment at any time, Mr. Richter is entitled to receive a lump sum payment equal to 12 months of salary plus certain benefits in effect at the time of termination, as well as a severance payment equal to (i) in the event of his resignation from employment, 150% of his monthly salary and certain benefits multiplied by the number of years he was employed by Orbotech (commencing with his employment by Orbot Systems Ltd. in 1982) or (ii) in the event of a termination of his employment agreement by Orbotech (other than for “cause”, as defined in his employment agreement), 200% of his monthly salary and certain benefits multiplied by the number of years he was employed by Orbotech (commencing with his employment by Orbot Systems Ltd. in 1982).

Assuming that each of the executive officers, including the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech, and the Active Chairman of the Orbotech Board experienced a qualifying termination of employment (as described above) as of the Effective Time, which, for purposes of this disclosure is assumed to be December 31, 2018, the estimated aggregate potential cash severance payments that such executive officers and the Active Chairman of the Orbotech Board may be entitled to receive is approximately $17,600,000.

Cash-Based and Equity-Based Retention Awards

KLA-Tencor has agreed that certain retention awards may be granted in connection with the Closing of the Merger and that, with respect to the equity portion of such awards, KLA-Tencor will be responsible for granting such awards after the Closing. The cash-based and equity-based retention awards to be granted to employees, other than senior management, have a value of $24,000,000 in the aggregate, and the cash-based and equity-based retention awards to be granted to certain senior management employees, including Orbotech’s executive officers (other than the Active Chairman of the Orbotech Board, the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech), have an aggregate value of $6,000,000. For information about the cash-based and equity-based retention awards to the Active Chairman of the Orbotech Board, the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech, see the section entitled “— New CEO, President and COO and Active Chairman Employment Agreements.”

Equity-based retention awards that will be granted to senior management will fully vest on or before the second anniversary of the grant date, subject to the executive officer’s continued employment through the applicable vesting date, and will not be subject to accelerated vesting as discussed above in “—Treatment of Orbotech Equity Awards – Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards

Upon Certain Terminations of Employment”. Cash-based retention awards will be paid upon the Closing, subject to the executive officer’s continued employment through such date.

Any such retention awards will be granted by Orbotech in its sole discretion. As of the date hereof, none of the Orbotech executive officers have been granted any such cash-based or equity-based retention award.

New CEO, President and COO and Active Chairman Employment and Compensation Arrangements

New Levy Employment Agreement

In order to ensure the continued retention of Asher Levy, the Chief Executive Officer of Orbotech, and in view of the importance of Mr. Levy’s role at Orbotech and to the broader business of KLA-Tencor following the Closing, KLA-Tencor and Orbotech have agreed that, immediately following the Closing, KLA-Tencor will cause Orbotech to, and Orbotech will, enter into a new employment agreement with Mr. Levy (the “New Levy Employment Agreement”). Pursuant to the New Levy Employment Agreement, following the Closing, Mr. Levy will continue to be employed on a full-time basis as the Chief Executive Officer of Orbotech. On the earlier of six months following the Closing Date and July 1, 2019 (such date, the “Levy Transition Date”), Mr. Levy’s employment will transition to part-time status as a Senior Advisor of Orbotech. On and following the Levy Transition Date, Mr. Levy will be permitted to engage in full-time employment with another person, firm or company, provided it is not a “Competitor” (as such term is defined in the New Levy Employment Agreement). Mr. Levy’s employment with Orbotech will terminate on December 31, 2019, unless Mr. Levy and Orbotech agree otherwise in writing.

Prior to the Levy Transition Date, Orbotech will continue to pay Mr. Levy a monthly base salary that is the same as Mr. Levy’s monthly base salary immediately prior to the Closing Date. Following the Levy Transition Date, Orbotech will pay Mr. Levy a monthly base salary of $15,000, payable in New Israeli Shekels, with the applicable exchange rate determined as provided in the New Levy Employment Agreement. In calendar year 2019, Mr. Levy’s bonus opportunity will be equal to 100% of his annual base salary as in effect prior to the Levy Transition Date. In the event Closing has not occurred as of December 31, 2018, Mr. Levy will be entitled to a bonus payment in accordance with the terms of his current employment arrangement with Orbotech for the period beginning on January 1, 2019 and ending on the Closing Date (payable following preparation of unaudited financial statements with respect to the applicable financial quarters). Such bonus payment will reduce the amount of any additional bonus payment Mr. Levy may become entitled to with respect to calendar year 2019 under the New Levy Employment Agreement for the period following the Closing Date. Additionally, not later than 10 business days following the Closing Date, Orbotech will pay Mr. Levy a cash bonus in the amount of $2,000,000, which will be increased if the Closing Date does not occur by December 31, 2018 (with a corresponding decrease in the value of the Levy Performance-Based RSUs and the Levy Time-Based RSUs (in each case, as defined below)). Mr. Levy will also be permitted to participate in the employee benefit arrangements that Orbotech makes available to its senior executives and receive certain other benefits consistent with Mr. Levy’s current employment agreement with Orbotech. On the Closing Date, Mr. Levy will be granted (i) an award of performance-based restricted stock units settled in shares of KLA-Tencor common stock with a target value of $3,000,000 on the date of grant (the “Levy Performance-Based RSUs”), and (ii) an award of time-based restricted stock units settled in shares of KLA-Tencor common stock with a value of $2,000,000 on the date of grant (the “Levy Time-Based RSUs”). The Levy Performance-Based RSUs will vest at up to a maximum amount of 200% of target on the earlier of (1) 12 months following the Closing Date, or (2) December 31, 2019, subject to Mr. Levy’s continuing employment or service (including as a Senior Advisor) through such date based on the level of Orbotech’s achievement of certain performance objectives as specified in the New Levy Employment Agreement. 50% of the Levy Time-Based RSUs will vest on the Levy Transition Date, and the remaining 50% of the Levy Time-Based RSUs will vest on the earlier of (X) 12 months following the Closing Date, or (Y) December 31, 2019, in each instance subject to Mr. Levy’s continuing employment or service (including as a Senior Advisor) through such date (except as otherwise provided in the New Levy Employment Agreement). If Mr. Levy is terminated by the Company without Cause (as defined in “—Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment”), and

Mr. Levy executes and delivers a release agreement, any outstanding Levy Performance-Based RSUs and Levy Time-Based RSUs will be cancelled and Orbotech will pay Mr. Levy an amount in cash equal to the target value of any unvested Levy Performance-Based RSUs and Levy Time-Based RSUs, payable in New Israeli Shekels with the applicable exchange rate determined as provided in the New Levy Employment Agreement.

The term of Mr. Levy’s employment will begin on the Closing Date and will continue until December 31, 2019 unless either Mr. Levy or Orbotech provides the other party with six months’ prior written notice. Orbotech may also terminate Mr. Levy’s employment prior to the end of such notice period by providing an “advance notice” payment, in lieu of notice, of six months of base salary and benefits (the “Levy Advanced Notice Payment”). Orbotech may terminate Mr. Levy’s employment at any time without having to provide the Levy Advanced Notice Payment if Mr. Levy is terminated for Cause.

In the event of a termination of employment with Orbotech for any reason (including a resignation by Mr. Levy), Mr. Levy will be entitled to (i) a lump sum payment equal to the product of 200% of his monthly salary in effect prior to the Levy Transition Date multiplied by the number of years of Mr. Levy’s service with Orbotech until the Closing Date and (ii) an adaptation payment equal to six months of base salary in effect prior to the Levy Transition Date. In addition, in the event of a termination of employment by Orbotech without “Cause” (as defined in the New Levy Employment Agreement) or a resignation by Mr. Levy for any reason, Mr. Levy will additionally be entitled to the product of 200% of his monthly salary in effect prior to the Levy Transition Date multiplied by the number of years following the Closing Date until the date of such termination. Mr. Levy will additionally be entitled to the equity acceleration termination benefits with respect to his outstanding equity-based awards, other than the Levy Performance-Based RSUs and the Levy Time-Based RSUs, as described in the section entitled “—Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment”, upon (i) a termination of employment by Orbotech or a resignation at any time prior to the expiration of the term of Mr. Levy’s employment or (ii) Mr. Levy’s continued employment with Orbotech (including as Senior Advisor) as of the 24-month anniversary of the approval of the Merger by Orbotech’s shareholders. Further, if Mr. Levy remains in continuous employment with Orbotech through December 31, 2019, Mr. Levy will be eligible to receive the separation benefits described in this paragraph, as well as the Levy Advanced Notice Payment on any subsequent termination of employment. The severance payments and benefits described in this paragraph will additionally be paid on any termination of employment as a result of death or disability.

New Steimberg Employment Agreement

In order to ensure the continued retention of Amichai Steimberg, the President and Chief Operating Officer of Orbotech, and in view of the importance of Mr. Steimberg’s role at Orbotech and to the broader business of KLA-Tencor following the Closing, KLA-Tencor and Orbotech have agreed that, immediately following the Closing, KLA-Tencor will cause Orbotech to, and Orbotech will, enter into a new employment agreement with Mr. Steimberg (the “New Steimberg Employment Agreement”). Pursuant to the New Steimberg Employment Agreement, following the Closing, Mr. Steimberg will continue to be employed on a full-time basis as the President and Chief Operating Officer of Orbotech, except that, as of the Levy Transition Date, Mr. Steimberg’s title will change to Chief Executive Officer of Orbotech. On the earlier of 18 months following the Closing Date and July 1, 2020 (the “Steimberg Transition Date”), Mr. Steimberg’s employment will transition to part-time status as a Senior Advisor of Orbotech. Mr. Steimberg’s employment with Orbotech will terminate on December 31, 2020, unless Mr. Steimberg and Orbotech agree otherwise in writing.

Prior to the Steimberg Transition Date, Orbotech will continue to pay Mr. Steimberg a monthly base salary that is the same as Mr. Steimberg’s monthly base salary immediately prior to the Closing Date. Following the Steimberg Transition Date, Orbotech will pay Mr. Steimberg a monthly base salary of $15,000, payable in New Israeli Shekels, with the applicable exchange rate determined as provided in the New Steimberg Employment Agreement. In calendar years 2019 and 2020, Mr. Steimberg’s bonus opportunity will be equal to 100% of his annual base salary as in effect prior to the Steimberg Transition Date. With respect to calendar year 2019, in the event Closing has not occurred as of December 31, 2018, Mr. Steimberg will be entitled to a bonus payment in accordance with the terms of his current employment arrangement with Orbotech for the period beginning on January 1, 2019 and ending on the Closing Date (payable following preparation of unaudited financial statements with respect to the applicable financial quarters). Such bonus payment will reduce the amount of any additional bonus payment Mr. Steimberg may become entitled to with respect to calendar year 2019 under the New Steimberg Employment Agreement for the period following the Closing Date. Additionally, no later than ten business days following the Closing Date, Orbotech will pay Mr. Steimberg a cash bonus in the amount of $1,500,000, which will be increased if the Closing Date does not occur by December 31, 2018 (with a corresponding decrease in the value of the Steimberg Performance-Based RSUs and the Steimberg Time-Based RSUs (in each case, as defined below)). Mr. Steimberg will also be permitted to participate in the employee benefit arrangements that Orbotech makes available to its senior executives and receive certain other benefits consistent with Mr. Steimberg’s current employment agreement with Orbotech.

On the Closing Date Mr. Steimberg will be granted (i) an award of performance-based restricted stock units settled in shares of KLA-Tencor common stock with a target value of $3,600,000 on the date of grant (the “Steimberg Performance-Based RSUs”), and (ii) an award of time-based restricted stock units settled in shares of KLA-Tencor common stock with a value of $2,400,000 on the date of grant (the “Steimberg Time-Based RSUs”). One half of the Steimberg Performance-Based RSUs will vest at up to a maximum amount of 200% of target on the earlier of (1) 12 months following the Closing Date, or (2) December 31, 2019, and one half of the Steimberg Performance-Based RSUs will vest at up to a maximum amount of 200% of target on the earlier of (a) 24 months following the Closing Date, or (b) December 31, 2020, in each case, based on the level of Orbotech’s achievement of certain performance objectives as specified in the New Steimberg Employment Agreement and subject in each instance to Mr. Steimberg’s continuing employment or service (including as a Senior Advisor) through such date. 50% of the Steimberg Time-Based RSUs will vest on the earlier of (I) 12 months following the Closing Date, or (II) December 31, 2019, and the remaining 50% of the Steimberg Time-Based RSUs will vest on the earlier of (X) 24 months following the Closing Date or (Y) December 31, 2020, in each instance subject to Mr. Steimberg’s continuing employment or service (including as a Senior Advisor) through such date (except as otherwise provided in the New Steimberg Employment Agreement). If Mr. Steimberg is terminated by the Company without Cause (as defined in “—Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment”), and Mr. Steimberg executes and delivers a release agreement, any outstanding Steimberg Performance-Based RSUs and Steimberg Time-Based RSUs will be cancelled and Orbotech will pay Mr. Steimberg an amount in cash equal to the target value of any unvested Steimberg Performance-Based RSUs and Steimberg Time-Based RSUs, payable in New Israeli Shekels with the applicable exchange rate determined as provided in the New Steimberg Employment Agreement.

The term of Mr. Steimberg’s employment will begin on the Closing Date and will continue until December 31, 2020 unless either Mr. Steimberg or Orbotech provides the other party with six months’ prior written notice. Orbotech may also terminate Mr. Steimberg’s employment prior to the end of such notice period by providing an “advance notice” payment, in lieu of notice, of six months of base salary and benefits (the “Steimberg Advanced Notice Payment”). In addition, Orbotech may terminate Mr. Steimberg’s employment at any time without having to provide the Steimberg Advanced Notice Payment if Mr. Steimberg is terminated for Cause.

In the event of a termination of employment with Orbotech for any reason (including a resignation by Mr. Steimberg), Mr. Steimberg will be entitled to (i) a lump sum payment equal to the product of 200% of his monthly salary in effect prior to the Steimberg Transition Date multiplied by the number of years of Mr. Steimberg’s service with Orbotech until the Closing Date and (ii) an adaptation payment equal to six months of base salary in effect prior to the Steimberg Transition Date. In addition, in the event of a termination of employment by Orbotech without “Cause” (as defined in the New Steimberg Employment Agreement) or a resignation by Mr. Steimberg for any reason, Mr. Steimberg will additionally be entitled to the product of 200% of his monthly salary in effect prior to the Steimberg Transition Date multiplied by the number of years following the Closing Date until the date of such termination. Mr. Steimberg will additionally be entitled to the equity acceleration termination benefits with respect to his outstanding equity-based awards, other than the Steimberg Performance-Based RSUs and the Steimberg Time-Based RSUs, as described in the section entitled “—Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment”, upon (i) a termination of employment by Orbotech or a resignation at any time prior to the expiration of the term of Mr. Steimberg’s employment, or (ii) Mr. Steimberg’s continued employment with Orbotech (including as Senior Advisor) as of the 24-month anniversary of the approval of the Merger by Orbotech’s shareholders. Further, if Mr. Steimberg remains in continuous employment with Orbotech through December 31, 2020, Mr. Steimberg will be eligible to receive the separation benefits described in this paragraph, as well as the Steimberg Advanced Notice Payment, on any subsequent termination of employment. The severance payments and benefits described in this paragraph will additionally be paid on any termination of employment as a result of death or disability.

New Richter Employment Agreement

In order to ensure the continued retention of Yochai Richter, the Active Chairman of the Orbotech Board of Directors, KLA-Tencor and Orbotech have agreed that, immediately following the Closing, KLA-Tencor will cause Orbotech to, and Orbotech will, enter into a new employment agreement with Mr. Richter (the “New Richter Employment Agreement”). Pursuant to the New Richter Employment Agreement, following the Closing, Mr. Richter will continue to be employed on a part-time basis by Orbotech in the position of Senior Advisor. Mr. Richter’s employment with Orbotech will terminate on December 31, 2020, unless Mr. Richter and Orbotech agree otherwise in writing.

During the term of the New Richter Employment Agreement, Orbotech will pay Mr. Richter a monthly base salary of $33,000, payable in New Israeli Shekels, with the applicable exchange rate determined as provided in the New Richter Employment Agreement. In addition, in the event Closing has not occurred as of December 31, 2018, Mr. Richter will be entitled to a bonus payment in accordance the terms of his current employment arrangement with Orbotech for the period beginning on January 1, 2019 and ending on the Closing Date (payable following preparation of unaudited financial statements with respect to the applicable financial quarters). Mr. Richter will also be permitted to participate in the employee benefit arrangements that Orbotech makes available to its senior executives and receive certain other benefits consistent with Mr. Richter’s current employment agreement with Orbotech.

The term of Mr. Richter’s employment will begin on the Closing Date and will continue until December 31, 2020, unless either Mr. Richter or Orbotech provides the other party with 60 days’ prior written notice. Orbotech may also terminate Mr. Richter’s employment prior to the end of such notice period by providing an “advance notice” payment, in lieu of notice, of 60 days of base salary and benefits (the “Richter Advanced Notice Payment”). In addition, Orbotech may terminate Mr. Richter’s employment at any time without having to provide the Richter Advanced Notice Payment if Mr. Richter is terminated for Cause (as defined in “—Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment”).

In the event of a termination of employment by Orbotech, or Mr. Richter’s resignation, in each case, for any reason, Mr. Richter will be entitled to (i) a lump sum payment equal to the product of 200% of his monthly salary in effect prior to the Closing Date multiplied by the number of years of Mr. Richter’s service with Orbotech until the Closing Date and (ii) an adaptation payment equal to 12 months base salary and certain benefits. In addition, in the event of (1) a termination of employment by Orbotech without “Cause” (as defined in the New Richter Employment Agreement), Mr. Richter will additionally be entitled to a lump sum payment equal to the product of 200% of his monthly salary in effect prior to the Closing Date multiplied by the number of years following the Closing Date until the date of such termination or (2) in the event of a resignation by Mr. Richter, Mr. Richter will additionally be entitled to a lump sum payment equal to the product of 150% of his monthly salary in effect prior to the Closing Date multiplied by the number of years following the Closing Date until the date of such termination. Further, if Mr. Richter remains in continuous employment with Orbotech through December 31, 2020, Mr. Richter will be eligible to receive the separation benefits described in this paragraph, as well as the

Richter Advanced Notice Payment, on any subsequent termination of employment. The severance payments and benefits described in this paragraph will additionally be paid on any termination of employment as a result of death or disability.

The descriptions of the New Levy Employment Agreement, the New Steimberg Employment Agreement and the New Richter Employment Agreement above are summaries of the principal economic terms of such agreements and are not intended to be a complete description of the agreements.

In addition, pursuant to the approval of the Orbotech Board, at the 2018 Orbotech Annual Meeting scheduled to be held on June 21, 2018, Orbotech is seeking shareholder approval of certain retention arrangements for each of the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech to be granted in the event the Merger Agreement terminates prior to the Closing. This proxy statement/prospectus is not soliciting votes for the 2018 Orbotech Annual Meeting and a separate proxy statement relating to the 2018 Orbotech Annual Meeting was made available to Orbotech shareholders on or about May 17, 2018. See the section entitled “Where You Can Find More Information”.

Indemnification

Directors and executive officers of Orbotech also have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the Merger. See the section entitled “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance”.

KLA-Tencor Board of Directors Following the Merger

There will be no change to the KLA-Tencor board of directors following the Merger.

Competition Clearances Required for the Merger

KLA-Tencor and Orbotech are required to submit notifications to various competition authorities prior to completing the Merger. With respect to the United States, the 30-day waiting period under the HSR Act, related to the Merger has expired. In addition, the Israel Antitrust Authority has granted KLA-Tencor’s request for an exemption from any premerger notification requirement in Israel related to the Merger and the German Federal Cartel Office, the Austrian Federal Competition Authority and the Taiwanese Fair Trade Commission have respectively cleared or waived jurisdiction over the Merger. The Closing remains subject to the exemption or approval of applicable government entities under the antitrust laws of China, Korea and Japan.

While KLA-Tencor and Orbotech expect to obtain all required regulatory clearances, KLA-Tencor and Orbotech cannot assure you that the antitrust regulators or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the Merger before or after it is completed. Any such challenge to the Merger could result in an administrative or court order enjoining the Merger or in restrictions or conditions that would have a material adverse effect on the combined company if the Merger is completed. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses, the required licensing of intellectual property rights, or limitations on the ability of the combined company to operate its business as it sees fit. Neither KLA-Tencor nor Orbotech can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Merger.

Procedures for Surrendering Orbotech Shares in the Merger

Following the Effective Time, American Stock Transfer & Trust Company, LLC, the exchange agent, will mail to each Orbotech shareholder, other than holders of Orbotech 102 Shares, certain instructions regarding surrendering the Orbotech shares whether they are certificated or not and making required certifications of the applicability of tax withholding. Orbotech Equity Awards that are being cancelled and converted into Merger Consideration will be processed through payroll. Orbotech 102 Shares and 102 Compensatory Awards or other equity held by the 102 Trustee will receive instructions from the 102 Trustee.

If you are an Orbotech shareholder with Orbotech shares held in “street name”, which means your Orbotech shares are held in an account at a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee.

For further information, see “Merger Agreement—Exchange Agent; Letter of Transmittal.”

Dividend Policy

The Merger Agreement provides that no dividends or other distributions with a record date after the Effective Time with respect to KLA-Tencor common stock will be paid to the holder of any Orbotech shares until such holder properly surrenders its shares in accordance with the procedures described in section entitled “Exchange Agent; Letter of Transmittal”. After proper surrender, KLA-Tencor will cause such holder to be paid, without interest, (1) at the time of the proper surrender the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of KLA-Tencor common stock to which such holder is entitled pursuant to the Merger Agreement and (2) at the appropriate payment date, the amount of dividends or other distributions (a) with a record date after the Effective Time but prior to such surrender and (b) with a payment date subsequent to such surrender payable with respect to such shares of KLA-Tencor common stock.

Listing of Additional Shares of KLA-Tencor Common Stock

KLA-Tencor shall use its reasonable best efforts to cause the shares of KLA-Tencor common stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

De-Listing and Deregistration of Orbotech Shares

If the Merger is completed, the Orbotech shares will be delisted from NASDAQ and deregistered under the Exchange Act, and Orbotech shares will no longer be publicly traded.

Appraisal Rights

Under Israeli law, holders of Orbotech shares are not entitled to statutory appraisal rights in connection with the Merger.

Litigation Related to the Merger

On June 4, 2018, Orbotech, KLA-Tencor, Merger Sub and each of the members of the Orbotech Board were named as defendants in an action in the United States District Court for the District of Delaware (the “Franchi Action”). The Franchi Action was brought on behalf of a putative class of Orbotech shareholders, alleges certain violations of the Securities Exchange Act of 1934 and seeks, among other things, attorneys’ fees and injunctive relief to prevent the Merger from being consummated or, in the event that the Merger is consummated, rescissory damages. Each of Orbotech, KLA-Tencor and Merger Sub believes that the Franchi Action lacks merit and intends to defend against it vigorously.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the Merger Agreement entered into by KLA-Tencor, Merger Sub and Orbotech. This summary does not propose to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information provided elsewhere in this proxy statement/prospectus, including the annexes and the documents incorporated by reference into this proxy statement/prospectus, before making any decisions regarding the Merger.

The Merger Agreement is described in this proxy statement/prospectus only to provide you with information regarding its terms and conditions and is not intended to provide any factual information about KLA-Tencor, Orbotech or their respective businesses. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties and covenants: (1) have been made only for purposes of the Merger Agreement; (2) have been qualified by certain disclosures made by the parties to one another not reflected in the text of the Merger Agreement; (3) may be subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by you; (4) were made only as of March 18, 2018 or dates specified in the Merger Agreement; and (5) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the summary of the Merger Agreement is included in this proxy statement/prospectus only to provide you with information regarding the terms of the Merger and not to provide you with any other factual information regarding KLA-Tencor, Orbotech or their respective businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after March 18, 2018, which subsequent information may or may not be fully reflected in KLA-Tencor’s or Orbotech’s public disclosures.

The Merger

On March 18, 2018, KLA-Tencor, Orbotech and Merger Sub (“Merger Sub”) entered into the Merger Agreement, pursuant to which KLA-Tencor agreed to acquire Orbotech by way of a merger of Merger Sub with and into Orbotech, with Orbotech surviving the Merger as a wholly owned subsidiary of KLA-Tencor (the “Surviving Company”). The Surviving Company shall (i) be governed by the Laws of the State of Israel; (ii) maintain a registered office in the State of Israel; and (iii) succeed to and assume all of the rights, properties and obligations of Merger Sub and Orbotech in accordance with the provisions of Sections 314-327 of the ICL.

On May 11, 2018, KLA-Tencor, Orbotech and Merger Sub entered into an amendment (the “Amendment”) to the Merger Agreement. The Amendment: (i) clarified that the Excluded Shares (as defined below) would remain outstanding through the Effective Time of the Merger, (ii) provided that Merger Sub (and, as a result of the Merger, the Surviving Company) may be a wholly owned direct or indirect subsidiary of KLA-Tencor, and (iii) contained an acknowledgment that the confirmation received from the Israeli Investment Center of the Israeli Ministry of Economy (the “Investment Center”) that the approval of the Investment Center is not required with respect to the change in ownership of the Company to be effected by the Merger was sufficient to satisfy the closing condition relating to Investment Center approval, unless such confirmation is revoked, withdrawn, or amended by the Investment Center prior to Closing.

Structure of the Merger

The Merger Agreement provides for the Merger, in which Merger Sub will be merged with and into Orbotech, with Orbotech surviving the Merger as a wholly owned subsidiary of KLA-Tencor.

After the completion of the Merger, Orbotech’s Charter Documents in effect immediately prior to completion of the Merger will be the memorandum of association and articles of association, respectively, of Orbotech as the surviving corporation of the Merger, and the directors and officers of Merger Sub immediately prior to the completion of the Merger will be the directors and officers, respectively, of Orbotech as the surviving corporation in the Merger.

Merger Consideration

Each ordinary share, New Israeli Shekels (NIS) 0.14 nominal (par) value per share, of Orbotech (an “Orbotech share”) issued and outstanding immediately prior to the consummation of the Merger (except for Orbotech shares held in the treasury of Orbotech, reserved for future grants under Orbotech’s employee and director equity compensation plans, owned on behalf of Orbotech by the trustee appointed by Orbotech from time to time in accordance with the provisions of the ITO (the “102 Trustee”) or held by KLA-Tencor or any direct or indirect wholly-owned subsidiary of Orbotech or KLA-Tencor (collectively, the “Excluded Shares”)) will be converted into the right to receive, without interest and less any applicable withholding taxes, (a) $38.86 in cash (the “Cash Consideration”) plus (b) 0.25 of a share of KLA-Tencor common stock (the “Stock Consideration,” and, together with the Cash Consideration, the “Merger Consideration”) in each case upon the terms and subject to the conditions and restrictions set forth in the Merger Agreement.

In lieu of any fractional share of KLA-Tencor common stock that otherwise would be issuable pursuant to the Merger, each holder of Orbotech shares who otherwise would be entitled to receive a fraction of a share of KLA-Tencor common stock pursuant to the Merger will be paid an amount in cash (without interest) equal to (i) the fraction of a share of KLA-Tencor common stock to which such holder would otherwise be entitled multiplied by (ii) KLA-Tencor Average Closing Price.

In the Merger Agreement, the “KLA-Tencor Average Closing Price” is defined as the volume-weighted average of the trading prices on NASDAQ of shares of KLA-Tencor common stock (as reported by Bloomberg L.P. or, if not reported by Bloomberg L.P., in another authoritative source mutually selected by the parties) for the ten most recent days ending on (and including) the last trading day immediately prior to the date on which the Effective Time occurs.

Closing and Effective Time

Unless the Merger Agreement is terminated, the consummation of the Merger shall take place on a date to be agreed upon by KLA-Tencor, Merger Sub and Orbotech, which shall be no later than the second business day following the satisfaction or waiver (to the extent permitted in the Merger Agreement) of the last to be satisfied or waived of the conditions to Closing (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver (to the extent permitted in the Merger Agreement), of those conditions), or on such other date as KLA-Tencor, Merger Sub and Orbotech may mutually agree in writing.

As soon as practicable after the determination of the date on which Closing is to take place in accordance with the Merger Agreement, each of Orbotech and Merger Sub shall, in coordination with each other, deliver to the Companies Registrar of the State of Israel (the “Registrar”) a notice of the contemplated Merger and the proposed date of the Closing, in which the parties shall request that the Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the parties shall provide notice to the Registrar that the Closing has occurred, and the parties shall deliver such notice to the Registrar on the Closing Date. The Merger shall become effective upon the issuance by the Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL.

Exchange Agent; Letter of Transmittal

Prior to the Effective Time, KLA-Tencor shall (i) designate a bank or trust company reasonably acceptable to Orbotech to act as the payment agent for the Merger (the “Paying Agent”); (ii) enter into and deliver to Orbotech an agreement with the Paying Agent in a form to be agreed by Orbotech and KLA-Tencor (“Paying Agent Agreement”); and (iii) at the request of Orbotech, engage an information and paying agent reasonably acceptable to Orbotech and KLA-Tencor (the “Information Agent”) to assist in obtaining any requisite residency certificate or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Orbotech.

On the Closing Date, KLA-Tencor shall deposit (or cause to be deposited) with the Paying Agent, the Information Agent, or if KLA-Tencor so elects, the 102 Trustee or another entity reasonably acceptable to Orbotech (any, or any combination, of the foregoing, the “Exchange Fund Agent”) for payment to (i) the holders of Orbotech shares pursuant to the provisions of the Merger Agreement (excluding Orbotech shares issued upon the exercise or settlement of Orbotech Equity Award granted under Section 102 of the ITO (“Orbotech 102 Shares”) and excluding any Orbotech shares otherwise held by the 102 Trustee); (ii) the holders of Orbotech 102 Shares and 102 Compensatory Awards (other than 102 Compensatory Awards which are Assumed Orbotech Options, Assumed Orbotech RSUs or Assumed Orbotech RSAs) and the holders of Orbotech shares and Orbotech Equity Awards otherwise held by the 102 Trustee, in each case in respect of which KLA-Tencor shall cause payment to be made by the Exchange Fund Agent to the 102 Trustee; and (iii) the holders of Orbotech Equity Awards (other than 102 Compensatory Awards, Orbotech Equity Awards otherwise held by the 102 Trustee, the Assumed Orbotech Options, the Assumed Orbotech RSA and the Assumed Orbotech RSUs), in respect of which KLA-Tencor shall cause payment to be made by the Exchange Fund Agent to Orbotech pursuant to the Merger Agreement, (A) evidence of KLA-Tencor common stock issuable pursuant to the Merger in book-entry form sufficient to pay the aggregate Stock Consideration, (B) by transfer of immediately available funds, an amount of cash sufficient to pay the aggregate Cash Consideration, and (C) by transfer of immediately available funds, an amount of cash sufficient to pay any fractional cash amounts due to the holders of Orbotech shares under the Merger Agreement (such amount referenced in clauses (B) and (C) together with the evidence of book-entry shares of KLA-Tencor common stock, the “Exchange Fund”).

KLA-Tencor shall be responsible for all fees and expenses of the Exchange Fund Agent. The Exchange Fund, once deposited with the Exchange Fund Agent, shall, pending its disbursement to the holders of Orbotech shares (other than the Orbotech 102 Shares), Orbotech (for the benefit of holders of Orbotech Equity Awards (other than the 102 Compensatory Awards)) and the 102 Trustee (for the benefit of holders of Orbotech 102 Shares and 102 Compensatory Awards and of any Orbotech shares and Orbotech Equity Awards otherwise held by the 102 Trustee), be held in trust for the benefit of such holders and shall not be used for any other purpose.

Promptly following the Effective Time, KLA-Tencor and the Surviving Company shall cause the Exchange Fund Agent to mail to each holder, as of immediately prior to the Effective Time, of (x) a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding Orbotech shares and (y) uncertificated Orbotech shares (the “Uncertificated Shares”), in each case whose shares were converted into the right to receive the Merger Consideration pursuant to the Merger Agreement other than Orbotech 102 Shares (A) a letter of transmittal in customary form (which shall be approved by Orbotech and shall specify that delivery shall be effected, and risk of loss and title to such Orbotech shares shall pass, only upon delivery of (1) the Certificates (or affidavits of loss in lieu thereof) or (2) an acknowledgment of the conversion of such holder’s Uncertificated Shares into the right to receive the Merger Consideration, as the case may be, to the Exchange Fund Agent) (the “Letter of Transmittal”); (B) a declaration in which the beneficial owner of Orbotech shares provides certain information necessary for KLA-Tencor to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the ITO (in each case, subject to the provisions of the Merger Agreement), the Code, or any applicable provision of state, local, Israeli, U.S. or other Law, and (C) instructions for use in effecting the surrender of the Certificates or acknowledging the conversion of the Uncertificated Shares into the right to receive the Merger

Consideration payable in respect thereof pursuant to the provisions of the Merger Agreement including, in the case of the Uncertificated Shares, instructions for identifying the deposit account through which such Uncertificated Shares are held. Upon delivery to the Exchange Fund Agent of the Letter of Transmittal and the declaration for Tax withholding purposes or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, and, if applicable, surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Exchange Fund Agent, the holders of such Certificates or Uncertificated Shares, as applicable, shall be entitled to receive in exchange therefor an amount in cash equal to the Cash Consideration to which the holder thereof is entitled pursuant to the Merger Agreement (less any applicable withholding taxes payable in respect thereof subject to the provisions of the Merger Agreement), that number of whole shares of KLA-Tencor common stock representing the Stock Consideration to which the holder thereof is entitled pursuant to the Merger Agreement, cash in lieu of any fractional shares of KLA-Tencor common stock to which the holder thereof is entitled to receive pursuant to the Merger Agreement, and an amount in cash sufficient to pay any dividends or other distributions to which the holder thereof is entitled pursuant to the Merger Agreement. KLA-Tencor shall cause the Exchange Fund Agent to accept such Certificates or acknowledgments of the conversion of the Uncertificated Shares upon compliance with the foregoing exchange procedures.

Any Merger Consideration payable in respect of Orbotech 102 Shares shall be transferred by KLA-Tencor to the Exchange Fund Agent and KLA-Tencor shall cause the Exchange Fund Agent on the Closing Date to make payment of such Merger Consideration to the 102 Trustee for the benefit of the beneficial owners thereof, and such Merger Consideration shall be released by the 102 Trustee to the beneficial holders of such Orbotech 102 Shares, in accordance with the requirements of Section 102 of the ITO and the Option Tax Ruling (as defined in the section entitled “Material Israeli Tax Consequences”), if obtained.

Promptly following the Effective Time, KLA-Tencor shall cause the Exchange Fund Agent to transfer the aggregate Merger Consideration payable with respect to Orbotech shares covered by Orbotech Equity Awards granted under Section 102 of the ITO (collectively, the “102 Compensatory Awards”) and with respect to other Orbotech Equity Awards that are otherwise held by the 102 Trustee, in each case, that are not Assumed Orbotech RSUs, Assumed Orbotech RSAs, or Assumed Orbotech Options and pursuant to the Merger Agreement, to the 102 Trustee, on behalf of holders of 102 Compensatory Awards, in accordance with Section 102 of the ITO and the Option Tax Ruling, if obtained (the “102 Amounts”), and holders of other Orbotech Equity Awards otherwise held by the 102 Trustee. The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the ITO and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the ITO and the Option Tax Ruling, if obtained.

Withholding

KLA-Tencor, its subsidiaries, Orbotech, its subsidiaries, the Surviving Company, the 102 Trustee and the Exchange Fund Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment or consideration made pursuant to the Merger Agreement the amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable tax law (including U.S. federal, state, local, Israeli or other tax law). If a Payor deducts and withholds any such amounts, such amounts shall be timely remitted to the appropriate taxing authority and will be treated for all purposes of the Merger Agreement as having been paid to the persons from whom they were withheld. For more information, please see the section entitled “—Tax Rulings”.

Dividends and Distributions

The Merger Agreement provides that no dividends or other distributions with a record date after the Effective Time with respect to KLA-Tencor common stock will be paid to the holder of any Orbotech shares until such holder properly surrenders its shares in accordance with the procedures described in the section entitled “—Exchange Agent; Letter of Transmittal”. After proper surrender, KLA-Tencor will cause such holder to be paid, without interest, (1) at the time of the proper surrender, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of KLA-Tencor common stock to which such holder is entitled pursuant to the Merger Agreement and (2) at the appropriate payment date, the amount of dividends or other distributions (a) with a record date after the Effective Time but prior to such surrender and (b) with a payment date subsequent to such surrender, payable with respect to such shares of KLA-Tencor common stock.

Representations and Warranties

The Merger Agreement contains representations and warranties made by KLA-Tencor, Merger Sub and Orbotech to, and solely for the benefit of, each other. You should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about KLA-Tencor or Orbotech and should see the section entitled “Where You Can Find More Information” for the location of documents that are incorporated by reference into this proxy statement/prospectus for information regarding KLA-Tencor and Orbotech and their respective businesses.

The Merger Agreement contains customary representations and warranties made by Orbotech relating to its business regarding, among other things:

•	corporate matters, including organization, power to conduct its business and qualification and good standing;

•	Orbotech’s subsidiaries;

•	authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by, and to perform its obligations pursuant to, the Merger Agreement;

•	Orbotech’s capital structure;

•	no conflicts with organizational documents as a result of the Merger and consents from governmental entities required to be obtained in connection with the Merger;

•	the accuracy of Orbotech’s filings with the SEC;

•	Orbotech’s SEC reports and financial statements;

•	maintenance of disclosure controls and procedures and internal control over financial reporting;

•	the absence of undisclosed liabilities;

•	the absence of certain changes since December 31, 2017 through March 18, 2018 with respect to the business of Orbotech and its subsidiaries, including no Material Adverse Effect (as defined in the section entitled “—Material Adverse Effect”) on Orbotech in that period;

•	Orbotech’s material contracts and its compliance with such contracts;

•	compliance with applicable laws and government regulations;

•	compliance with all material permits required to conduct Orbotech’s business as currently conducted;

•	the absence of certain legal proceedings, orders, claims and actions;

•	no material disputes with Orbotech’s largest customers and suppliers;

•	the timely filing of taxes and the accuracy and completeness of certain tax matters;

•	compliance with applicable environmental laws;

•	Orbotech’s employee benefit plans and compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act of 1974, as amended;

•	certain other employment and labor matters, including compliance with applicable laws related thereto;

•	ownership and leasehold rights to real property;

•	sufficiency and adequacy of, and valid title or right to use of, assets material to Orbotech’s business;

•	ownership of or right to intellectual property and absence of infringement;

•	compliance with laws related to export controls and import restrictions;

•	the existence and maintenance of insurance;

•	compliance with various anti-bribery laws;

•	the absence of undisclosed related party transactions;

•	broker or finder fees payable in connection with the Merger;

•	the receipt of a fairness opinion in respect of the Merger Consideration;

•	the inapplicability of various anti-takeover laws and agreements; and

•	information supplied for inclusion or incorporation by reference in this proxy statement/prospectus.

The Merger Agreement contains customary representations and warranties made by KLA-Tencor and Merger Sub relating to their respective businesses regarding, among other things:

•	corporate matters, including organization, power to conduct its business and qualification and good standing;

•	authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by, and to perform its obligations pursuant to, the Merger Agreement;

•	no conflicts with organizational documents as a result of the Merger and consents from Governmental Entities required to be obtained in connection with the Merger;

•	the absence of certain legal proceedings, orders, claims and actions;

•	the absence of certain changes since December 31, 2017 through March 18, 2018 with respect to the business of KLA-Tencor and its subsidiaries, including no Material Adverse Effect on KLA-Tencor in that period;

•	KLA-Tencor’s capital structure;

•	the accuracy of KLA-Tencor’s filings with the SEC;

•	KLA-Tencor’s SEC reports and financial statements;

•	maintenance of disclosure controls and procedures and internal control over financial reporting;

•	the absence of undisclosed liabilities;

•	the timely filing of taxes and the accuracy and completeness of certain tax matters;

•	compliance with applicable environmental laws;

•	ownership of and rights to intellectual property and absence of infringement;

•	sufficiency of funds;

•	compliance with applicable laws and government regulations;

•	compliance with laws related to export controls and import restrictions and any approvals related thereto;

•	compliance with various anti-bribery laws;

•	the operations of Merger Sub;

•	no ownership of Orbotech shares;

•	the absence of undisclosed related party transactions;

•	broker or finder fees payable in connection with the Merger; and

•	information supplied for inclusion or incorporation by reference in this proxy statement/prospectus.

The representations and warranties in the Merger Agreement of each of Orbotech, KLA-Tencor and Merger Sub do not survive the Effective Time.

Orbotech’s representations and warranties are qualified by the information included in (1) Orbotech’s confidential disclosure letter delivered to KLA-Tencor on March 18, 2018 (the “Orbotech Disclosure Letter”) and (2) certain of Orbotech’s filings with the SEC. KLA-Tencor’s and Merger Sub’s representations and warranties are qualified by the information included in (i) the KLA-Tencor’s confidential disclosure letter delivered to Orbotech on March 18, 2018 (the “KLA-Tencor Disclosure Letter”) and (ii) certain of KLA-Tencor’s filings with the SEC.

Material Adverse Effect

The Merger Agreement provides that a “Material Adverse Effect” with respect to either of Orbotech or KLA-Tencor means any fact, event, violation, condition, occurrence, inaccuracy, circumstance, change, development, effect or other matter (any such item, an “Effect”) that, individually or when taken together with all other Effects that exist or have occurred prior to or at the date of determination of the occurrence of the Material Adverse Effect, is or would reasonably be expected to (i) be materially adverse to the business, financial condition or results of operations of Orbotech and its subsidiaries or KLA-Tencor and its subsidiaries, as applicable, taken as a whole; or (ii) prevent, materially delay or materially impair the ability of such person or its subsidiaries to consummate the transactions contemplated by the Merger Agreement in accordance with the terms thereof. The parties have agreed that, solely with respect to clause (i) above, in no event will any Effect resulting from any of the following, either alone or in combination, be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) general economic conditions in the United States, Israel or any other country or region in the world;

(B) general conditions in the industries in which such person or any of its subsidiaries conduct business;

(C) changes in foreign exchange and currency rates (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a person’s results of operations);

(D) changes in GAAP or other accounting standards (or the interpretation thereof) or changes in law or other legal or regulatory conditions (or the interpretation thereof);

(E) political conditions (or changes in such conditions) in Israel, the U.S. or any other country or region in the world, or acts of war (whether declared or not declared), armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the U.S. or any other country or region in the world;

(F) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in Israel, the U.S. or any other country;

(G) the public announcement of discussions among the parties regarding a potential Merger, the public announcement, execution, delivery or performance of the Merger Agreement, or the identity of KLA-Tencor and Merger Sub;

(H) with respect to Orbotech, certain matters disclosed in the Orbotech Disclosure Letter or the impacts thereof;

(I) any actions (or omissions) such person has taken (or not taken) with the consent of the other party or as required to comply with the terms of the Merger Agreement (other than actions required solely by Section 5.1 of the Merger Agreement (in the case of Orbotech) without giving effect to any consent thereunder, and actions required solely by Section 5.3 of the Merger Agreement (in the case of KLA-Tencor) without giving effect to any consent thereunder);

(J) any failure by such person to meet published analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause of any such failure may be taken into consideration);

(K) any decline in the market price or change in the trading volume of Orbotech shares (with respect to Orbotech) or KLA-Tencor common stock (with respect to KLA-Tencor), in and of itself (it being understood that the underlying cause of any such failure may be taken into consideration); or

(L) any legal proceeding made or brought by any of the current or former shareholders of Orbotech or stockholders of KLA-Tencor (on their own behalf or on behalf of Orbotech or KLA-Tencor) against Orbotech or KLA-Tencor arising out of the Merger or in connection with the transactions contemplated by the Merger Agreement.

In the case of each of clauses (A) through (F), such Effects may be taken into account when determining whether a Material Adverse Effect has occurred to the extent that they disproportionately affect the applicable person and its subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size in the same industries and geographies in which such person operates.

Restrictions on Orbotech’s Business Pending the Closing

Under the Merger Agreement, Orbotech has agreed, subject to certain exceptions set forth in the Merger Agreement and in the Orbotech Disclosure Letter, on behalf of itself and its subsidiaries, that it shall carry on its business in all material respects in the ordinary course in substantially the same manner and use commercially reasonable efforts, consistent with past practices and policies to (i) preserve intact its rights to intellectual property, business organization and material assets; (ii) keep available the services of its directors, officers and employees; and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

In particular, Orbotech has agreed, subject to certain exceptions set forth in the Merger Agreement and in the Orbotech Disclosure Letter, on behalf of itself and its subsidiaries, to certain restrictions on its and their ability to, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, among other things:

•	amend Orbotech’s Charter Documents;

•	issue, sell or deliver any securities of Orbotech or any of its subsidiaries, except for certain permitted issuances;

•	acquire or redeem, directly or indirectly, or amend any Orbotech securities or its subsidiary securities, except for certain permitted acquisitions and redemptions;

•	other than cash dividends made by any direct or indirect wholly owned subsidiary of Orbotech to Orbotech or one of its subsidiaries, split, combine or reclassify any share capital, declare, authorize, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or make any other actual, constructive or deemed distribution in respect of the share capital;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Orbotech or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement, including the Merger);

•	(i) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any long-term or short-term debt indebtedness for borrowed money or debt securities, except for certain permitted redemptions; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except with respect to obligations of direct or indirect wholly owned subsidiaries of Orbotech; (iii) make any loans, advances or capital contributions to or investments in any other person except for certain permitted loans; or (iv) mortgage or pledge or grant a lien on any of its subsidiaries, other than certain permitted liens;

•	except as required by applicable law or any “employee plan” or “collective bargaining agreement” (each as defined in the Merger Agreement) in effect as of the date of the Merger Agreement, or as otherwise permitted by the Merger Agreement, (i) enter into, adopt, materially amend, modify or terminate any employee plan (excluding offer letters that provide for no severance or change in control benefits other than those required by applicable law), (ii) increase in any manner the compensation or fringe benefits of any director, officer or employee, (iii) pay any special bonus or special remuneration to any director, officer, consultant, independent contractor or employee, (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, consultant, independent contractor or employee or (v) pay any benefit not required by any employee plan; provided, however, that the foregoing clauses (i) through (iv) shall not restrict Orbotech or any of its subsidiaries from (A) entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, (to the extent otherwise permitted by the Merger Agreement) and in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions or (B) entering into indemnification and exculpation agreements with current or former directors and officers of Orbotech or any of its subsidiaries pursuant to resolutions of Orbotech’s Board that were adopted prior to the date of the Merger Agreement;

•	forgive any loans to any employees, officers or directors of Orbotech or any of its subsidiaries, or any of their respective affiliates;

•	take any action to fund or in any other way secure the payment of compensation or benefits under the employee plans; other than, in each case, as required by applicable law or any employee plan in effect on the date of the Merger Agreement;

•	except as required by any collective bargaining agreement in effect on the date of the Merger Agreement, enter into, amend, or extend any collective bargaining agreement;

•	hire or offer to hire, any senior management (as defined in the Merger Agreement) employee or potential senior management employee, other than such hires or offers to hire that are made to fill any currently existing senior management position that becomes vacant after the date of the Merger Agreement;

•	reassign, demote or promote, or offer to reassign or promote, any employee, except as otherwise permitted by the Merger Agreement;

•	terminate the employment of any employee of Orbotech who is eligible to receive payments or benefits upon a termination of employment in connection with a change in control pursuant to any employee plan, other than any such benefits required by applicable law, in all cases excluding terminations that are for cause or non-performance of material duties;

•	send any written communications (including electronic communications) to any significant group of employees regarding the Merger Agreement or the transactions contemplated by the Merger Agreement or make any communications to the employees that, in each case, are inconsistent with the Merger Agreement, other than any such communication that is consistent with information previously publicly disclosed by Orbotech to its shareholders in compliance with the Merger Agreement;

•	acquire, sell, lease, license or dispose of any of its material property or assets in any single transaction or series of related transactions, except for certain permitted acquisitions and dispositions;

•	except as may be required as a result of a change in applicable law or in GAAP, make any change in any of the accounting principles or practices used by it;

•	(i) make (except for elections made in the ordinary course of business) or change any material tax election; (ii) amend any income or other material tax return; (iii) settle or compromise any material liability for taxes; (iv) adopt or make any material change to any tax accounting method or (v) except in the ordinary course of business, consent to any extension or waiver of any limitation period with respect to any material claim or assessment for taxes;

•	other than in the ordinary course of business and consistent with past practice, (i) enter into, amend or grant any release of any material rights under any Orbotech intellectual property agreement; (ii) enter into any agreement or modify any existing agreement with respect to the development of any intellectual property rights or technology with a third party that is or would be material to Orbotech and its subsidiaries, taken as a whole; or (iii) sell, assign, transfer, abandon, cancel, allow to lapse, fail to maintain or protect or grant any security interest in, to or under any material Orbotech intellectual property;

•	other than in the ordinary course of business and consistent with past practice (i) enter into any material lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee); (ii) materially modify or amend or exercise any right to renew any material lease or sublease of real property or waive or violate any material term or condition thereof or grant any material consents thereunder; (iii) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment, lien or charge affecting any real property or any part thereof except as would not reasonably be expected to interfere with the intended use thereof; (iv) convey any material interest in any real property; or (v) make any material changes in the construction or condition of any such property other than those in process or contemplated as of the date of the Merger Agreement, in each case of clauses (i) through (v), for an aggregate cost in excess of $5,000,000 and provided that Orbotech will provide KLA-Tencor with prior notice thereof and consult in good faith with KLA-Tencor with respect thereto;

•	other than in the ordinary course of business consistent with past practice, enter into or amend any Contract that is or would be material to Orbotech and its subsidiaries, taken as a whole;

•

settle or compromise (i) any pending or threatened legal proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of legal proceedings, claims and other liabilities up to or immaterially in excess of such amounts reflected or reserved against in the balance sheet or incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice, and which does not (A) include any material obligation (other than the payment of money) to be performed by Orbotech or its subsidiaries following the Effective Time and that, individually or in the aggregate, is not and would not reasonably be expected to be material to Orbotech and its subsidiaries, taken as a whole or (B) impose or require, expressly or by implication, any license, covenant or other agreement that restricts the enforcement of Orbotech intellectual property; or (ii) any of the matters disclosed in the Orbotech Disclosure Letter;

•	commence any legal proceedings in excess of $3,000,000 in the aggregate against any person other than (i) for the routine collection of accounts receivable; or (ii) in such cases where it in good faith determines that failure to commence suit could result in the impairment of a valuable aspect of its business, so long as it provides KLA-Tencor with prior notice to the filing of a suit, or (iii) for a breach of the Merger Agreement;

•	hire any employee without requiring them to execute Orbotech’s standard form of confidentiality and inventions assignment agreement; or

•	commit or enter into a contract to do any of the foregoing.

These restrictions, which are subject to various exceptions and qualifications agreed by KLA-Tencor and Orbotech, are described in more detail in the Merger Agreement.

Restrictions on KLA-Tencor’s Business Pending the Closing

Under the Merger Agreement, KLA-Tencor has agreed, subject to certain exceptions set forth in the Merger Agreement and in the KLA-Tencor Disclosure Letter, on behalf of itself and its subsidiaries, that it shall carry on its business in all material respects in the ordinary course in substantially the same manner and use commercially reasonable efforts, consistent with past practices and policies to (i) preserve intact its rights to intellectual property, business organization and material assets; (ii) keep available the services of its directors, officers and employees; and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

In particular, KLA-Tencor has agreed, subject to certain exceptions set forth in the Merger Agreement and in the KLA-Tencor Disclosure Letter, on behalf of itself and its subsidiaries, to certain restrictions on its and their ability to, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, among other things:

•	amend KLA-Tencor’s Charter Documents;

•	issue, sell or deliver any securities of KLA-Tencor or its subsidiary securities, except for certain permitted acquisitions and redemptions;

•	other than KLA-Tencor’s quarterly dividend (to the extent KLA-Tencor determines to pay such a dividend) and cash dividends made by any direct or indirect wholly owned subsidiary of KLA-Tencor to KLA-Tencor or one of its subsidiaries, split, combine or reclassify any share capital, declare, authorize, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or make any other actual, constructive or deemed distribution in respect of the share capital;

•	authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations or any acquisitions of equity or assets, mergers, consolidations or business combinations that, in any case, would reasonably be expected to prevent or materially delay or impede the consummation of the Merger or that would require approval by the stockholders of KLA-Tencor; provided that KLA-Tencor will consult in advance with Orbotech with respect to any acquisition in excess of $250,000,000; or

•	commit or enter into a contract to do any of the foregoing.

These restrictions, which are subject to various exceptions and qualifications agreed by KLA-Tencor and Orbotech, are described in more detail in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

No Solicitation of Alternative Proposals

Orbotech has agreed that it will not, directly or indirectly:

•	solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an acquisition proposal or the making of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (as defined below);

•	in connection with or in response to any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, furnish to any third party any non-public information relating to Orbotech or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Orbotech or any of its subsidiaries to any third party, or take any other action intended to assist or facilitate the making of any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in negotiations regarding an Acquisition Proposal or knowingly engage in discussions with any third party that is seeking to make or has made an Acquisition Proposal;

•	approve, endorse or recommend an Acquisition Proposal;

•	execute or enter into any letter of intent, memorandum of understanding or contract contemplating or otherwise relating to an Acquisition Transaction (as defined below); or

•	except to the extent that the Orbotech Board determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, terminate, amend, modify, waive or fail to enforce any rights under any “standstill” or other similar agreement between Orbotech or any of its subsidiaries and any third party.

Orbotech also agreed to immediately cease and cause to be terminated any and all activities, discussions or negotiations with any third party concerning any Acquisition Proposal existing as of the date of the Merger Agreement.

However, until Orbotech shareholders approve the Merger, if Orbotech receives a bona fide written Acquisition Proposal from any person that did not result from a material breach of its non-solicitation obligations that the Orbotech Board concludes in good faith is or is reasonably likely to lead to a Superior Proposal (as defined below), Orbotech may, directly or indirectly:

•	engage or participate in discussions or negotiations with such third party; or

•	furnish to such third party any non-public information relating to Orbotech or any of its subsidiaries pursuant to a confidentiality agreement no less favorable to Orbotech (other than with respect to standstill or similar terms) than that between Orbotech and KLA-Tencor.

Any action taken pursuant to the foregoing paragraph may be taken only if (1) at least 24 hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such third party, Orbotech gives KLA-Tencor written notice of the identity of such third party and all of the terms and conditions of such Acquisition Proposal (and if such Acquisition Proposal is in written form, Orbotech gives KLA-Tencor a copy thereof) and of Orbotech’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such third party; and (2) contemporaneously with furnishing any non-public information to such third party Orbotech furnishes such non-public information to KLA-Tencor (to the extent that such information has not been previously furnished by Orbotech to KLA-Tencor).

Orbotech must promptly, and in all cases within 36 hours of its receipt, advise KLA-Tencor orally and in writing of any (i) Acquisition Proposal; (ii) request for information that would reasonably be expected to lead to an Acquisition Proposal; or (iii) inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

Orbotech must keep KLA-Tencor reasonably informed of the status of discussions relating to, and material terms and conditions (including all amendments or proposed amendments to such material terms and conditions) of, any Acquisition Proposal and must promptly (and in no event later than 36 hours thereafter) upon receipt or delivery of any of the following provide KLA-Tencor with copies of all documents and written (including electronic) communications relating to any Acquisition Proposal (including the financing thereof), request or inquiry exchanged between Orbotech, its subsidiaries or any of their respective representatives, on the one hand, and the third party making such Acquisition Proposal, request or inquiry (or such third party’s affiliates or representatives), on the other hand. In addition to the foregoing, Orbotech must provide KLA-Tencor with at least 72 hours (or such shorter period of notice as is given to each of the members of Orbotech Board or the relevant committee thereof, as applicable) prior written notice of a meeting of the Orbotech Board (or any committee thereof) at which the Orbotech Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal, an inquiry relating to a potential Acquisition Proposal, or a request to provide non-public information to any Person.

The Merger Agreement provides that the term “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest from any third party relating to any Acquisition Transaction.

The Merger Agreement provides that the term “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition by any third party, directly or indirectly, of 15% or more of the outstanding Orbotech shares, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any third party beneficially owning (as defined under Section 13(d) of the Exchange Act) 15% or more of the Orbotech shares; or (ii) any acquisition by any third party, directly or indirectly, of 15% or more of the assets (including equity securities of Orbotech’s subsidiaries) of Orbotech (on a consolidated basis with its subsidiaries), measured at the fair market value thereof as of the last day of Orbotech’s last fiscal year, in the case of each of clause (i) and (ii), whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions.

The Merger Agreement provides that the term “Superior Proposal” means any bona fide, written Acquisition Proposal (with references to 15% in the definition thereof being deemed to be replaced with references to 50%), with respect to which the Orbotech Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions, potential time delays or other risks to consummation), as well as any counter-offer or proposal made by KLA-Tencor pursuant the Merger Agreement) that the proposed Acquisition Transaction is (a) more favorable to Orbotech and Orbotech’s shareholders, from a financial point of view, than the transactions contemplated by the Merger Agreement, including the Merger (or any counter-offer or proposal made by KLA-Tencor or any of its affiliates pursuant to the Merger Agreement), and (b) reasonably capable of being completed, in the case of each of clause (a) and (b), taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the identity and financial capability of the third party making such Acquisition Proposal.

Orbotech’s Agreement Not to Change the Orbotech Board Recommendation

In addition, Orbotech has agreed that the Orbotech Board will not:

•	fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to KLA-Tencor or Merger Sub, its recommendation that Orbotech shareholders approve the Merger (the “Orbotech Board Recommendation”); or

•	approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal.

Any of the actions in the first two bullets above is referred to as an “Orbotech Change of Recommendation.”

Notwithstanding anything to the contrary set forth in the Merger Agreement, the Orbotech Board may (1) make an Orbotech Change of Recommendation or (2) terminate the Merger Agreement at any time prior to obtaining the approval of the Merger by Orbotech’s shareholders in response to its receipt of a bona fide Acquisition Proposal that did not result from a material breach of Orbotech’s non-solicitation obligations, if and only if:

•	the Orbotech Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by KLA-Tencor pursuant to clause (iv) below), that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) in light of such Superior Proposal, failure to effect an Orbotech Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the members of Orbotech Board under Israeli law;

•	prior to effecting such Orbotech Board Recommendation Change, Orbotech Board gives KLA-Tencor at least four business days’ notice (the “Superior Proposal Notice Period”) of such determination;

•	Orbotech has, during the Superior Proposal Notice Period, negotiated with KLA-Tencor in good faith modifications to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to be a Superior Proposal, if KLA-Tencor, in its discretion, proposes to make such modifications;

•	after taking into account any counter-offer or proposal KLA-Tencor shall have made, if any, within the Superior Proposal Notice Period, the Orbotech Board again makes the determination set forth in the first bullet above; and

•	in the event of the termination of the Merger Agreement in response to such a Superior Proposal, Orbotech concurrently pays to KLA-Tencor the $125.0 million termination fee pursuant to and in accordance with the Merger Agreement;

In addition, notwithstanding anything to the contrary set forth in the Merger Agreement, at any time prior to obtaining the approval of the Orbotech Shareholders for the Merger, the Orbotech Board may, in response to an Intervening Event (as defined below), effect an Orbotech Board Recommendation Change if, and only if:

•	the Orbotech Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by KLA-Tencor pursuant to the Merger Agreement), that, in light of such Intervening Event, failure to effect an Orbotech Board Recommendation Change would be reasonably likely to be inconsistent with the fiduciary duties of the members of Orbotech Board under Israeli law;

•	prior to effecting such Orbotech Board Recommendation Change, the Orbotech Board shall have given KLA-Tencor at least four business days’ notice (the “Intervening Event Notice Period”) thereof (which notice shall describe in reasonable detail the Intervening Event and the reasons for such proposed Company Board Recommendation Change);

•	Orbotech has, during the Intervening Event Notice Period, negotiated with KLA-Tencor in good faith modifications to the terms and conditions of the Merger Agreement, if KLA-Tencor, in its discretion, proposes to make such modifications; and

•	after taking into account any counter-offer or proposal KLA-Tencor shall have made, if any, within the Intervening Event Notice Period, the Orbotech Board again makes the determination set forth in first bullet above.

The Merger Agreement provides that the term “Intervening Event” means any material Effect occurring, arising or coming to the attention of Orbotech Board after the date of the Merger Agreement and prior to obtaining the approval of the Orbotech shareholders for the Merger, the and that was not known to the Orbotech Board or Orbotech management as of or prior to the date of the Merger Agreement or, if known, the probability or magnitude of the consequences were not known. “Intervening Event” excludes any Effect related to: (i) any Acquisition Proposal; (ii) the fact that Orbotech meets or exceeds published analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause of such fact may be taken into consideration); (iii) the failure of KLA-Tencor to meet or exceed published analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause of such failure may be taken into consideration); or (iv) any change in the market price or change in the trading volume of Orbotech shares or KLA-Tencor common stock, in and of itself (it being understood that the underlying cause of any such change may be taken into consideration).

Preparation of the Form S-4 and the Proxy Statement/Prospectus; Orbotech Special Meeting

As soon as reasonably practicable following the date of the Merger Agreement, (i) Orbotech has agreed to prepare (with KLA-Tencor’s reasonable cooperation) and cause to be furnished to the SEC on Form 6-K a proxy statement to be sent or otherwise made available to the shareholders of Orbotech relating to the Orbotech meeting (together with any amendments or supplements thereto, the “Proxy Statement”); and (ii) KLA-Tencor has agreed to prepare (with Orbotech’s reasonable cooperation) and cause to be filed with the SEC this Form S-4, in which the Proxy Statement is included as a prospectus.

KLA-Tencor and Orbotech have agreed to use their respective reasonable best efforts to have this Form S-4 declared effective under the Securities Act as soon as reasonably practicable after such filing. Each of Orbotech and KLA-Tencor shall furnish all information concerning it and its affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of this Form S-4 and the Proxy Statement, and this Form S-4 and the Proxy Statement shall include all information reasonably requested by such other party to be included therein.

Reasonable Best Efforts

Upon the terms and subject to the conditions set forth in the Merger Agreement, each of KLA-Tencor, Merger Sub and Orbotech shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties to the Merger Agreement in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement (including the Merger) and the transactions described in the joint press release referred to in the Merger Agreement and issued at signing of the Merger Agreement, including using reasonable best efforts to:

•	cause the conditions to the Merger to be satisfied or fulfilled;

•	obtain all necessary or appropriate consents, waivers and approvals under any contracts to which Orbotech, KLA-Tencor or any of their subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated hereby (including the Merger) so as to maintain and preserve the benefits under such contracts following the consummation of the transactions contemplated hereby (including the Merger); and

•	obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental entities, as may be required under any applicable antitrust laws or otherwise, including the expiration or termination of any applicable waiting periods and making all necessary registrations, declarations and filings (including registrations, declarations and filings with governmental entities, if any); and execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

Notwithstanding the obligations referred to in the foregoing paragraph, neither KLA-Tencor nor Merger Sub shall be under any obligation to (1) litigate or contest any administrative or judicial proceeding or any decree or injunction in respect of the Merger or (2) make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for any of the following in order to obtain governmental approval to consummate the Merger:

•	the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of KLA-Tencor or any of its affiliates or Orbotech or any of its subsidiaries; or

•	the imposition of any license or condition or the commitment to take any action (or to refrain from taking any action) that limits in any manner its freedom of action with respect to, or its ability to operate, any of the assets or businesses of KLA-Tencor or Orbotech or any of their respective subsidiaries, except, to the extent such license, condition or commitment does not materially (with materiality determined relative to the size of the business and operations of Orbotech and its subsidiaries, and not relative to those of KLA-Tencor and its subsidiaries) impact in an adverse manner (x) KLA-Tencor’s and its subsidiaries’ (including the Surviving Company’s) business or operations, taken as a whole, or (y) the benefits to be derived by KLA-Tencor and its Subsidiaries from the transactions contemplated hereby, including the Merger (any of (A) or (B), subject to the foregoing exception with respect thereto, an “Antitrust Restraint”).

In addition, Orbotech (x) will not, in connection with obtaining regulatory approval of the transactions contemplated by the Merger Agreement, take or agree to take any action identified in the two immediately preceding bullets without the prior written consent of KLA-Tencor and (y) if so requested by KLA-Tencor, will use reasonable best efforts to effect any license, divestiture, disposition or holding separate of any of Orbotech’s assets or businesses necessary to obtain clearances or approvals required for the Closing under the Antitrust Laws, provided that any such action shall be conditioned on the consummation of the Merger and no such action shall be effective prior to the Closing.

Furthermore, neither KLA-Tencor nor Orbotech shall, nor shall it permit any of its subsidiaries or affiliates to, acquire or agree to acquire any business, person or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to such acquisition or the consummation of such acquisition would reasonably be expected to result in (i) the failure to obtain or materially impair or delay the obtaining of the expiration or termination of the waiting period in respect of the Merger and the other transactions contemplated by the Merger Agreement under any applicable law, (ii) the entry, the commencement of litigation seeking the entry, or failure to effect the dissolution, in each case, of any injunction, temporary restraining order or other order that would prevent or materially impair or delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement or (iii) failure to obtain, or materially impair or delay the obtaining of, all waivers, authorizations, consents, orders and approvals of governmental entities necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

Access

At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, to the extent permitted by applicable law, Orbotech shall afford KLA-Tencor and its representatives reasonable access during normal business hours, upon reasonable notice, to all of Orbotech’s properties (not including the right to conduct an environmental site assessment and audit, including any right to conduct environmental sampling or testing, of the properties), offices, books and records, contracts, permits, documents and personnel of Orbotech to enable KLA-Tencor to obtain all information as may be reasonably requested by KLA-Tencor concerning the business, including the status of product development efforts, properties, results of operations and personnel of Orbotech.

Orbotech shall not be required to provide to KLA-Tencor or its representatives with access to or to disclose (i) information that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of the Merger Agreement (provided, however, that Orbotech shall use its reasonable best efforts to make appropriate redactions to any information subject to such a confidentiality agreement to disclose the maximum extent of such information that does not result in a violation of such obligation of confidentiality), (ii) information the disclosure of which would violate any applicable law (provided, however, that Orbotech shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any applicable law) or (iii) information that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that in such event, Orbotech shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). KLA-Tencor will use its reasonable best efforts to minimize any disruption to the business of Orbotech that may result from its requests for access, data and information pursuant to the Merger Agreement.

Notification

At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, Orbotech shall give prompt notice to KLA-Tencor, and KLA-Tencor shall give prompt notice to the Orbotech, upon becoming aware that any representation or warranty made by it in the Merger Agreement has become untrue or inaccurate in any material respect, or of any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.

At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, Orbotech shall give prompt notice to KLA-Tencor, and KLA-Tencor shall give prompt notice to the Orbotech, of any notice or other communication received by such person or any of its subsidiaries from any third party, subsequent to the date of the Merger Agreement and prior to the Effective Time, alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement (including the Merger).

Certain Litigation

Orbotech shall promptly advise KLA-Tencor, and KLA-Tencor shall promptly advise Orbotech, orally or in writing, of any legal proceeding commenced after the date of the Merger Agreement against such party or any of its directors by any stockholder of such party (on their own behalf or on behalf of such party) relating to the Merger Agreement or the transactions contemplated hereby (including the Merger) and shall keep the other party reasonably informed regarding any such legal proceeding. Each party shall give the other party the opportunity to consult with respect to the defense or settlement of any such stockholder litigation and shall consider the other party’s views with respect to such stockholder litigation and Orbotech shall not settle any such stockholder litigation without the prior written consent of KLA-Tencor, which consent shall not be unreasonably withheld, conditioned or delayed, except that KLA-Tencor shall not be obligated to consent to any settlement which does not include a full release of KLA-Tencor and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon KLA-Tencor or any of its affiliates (including the Surviving Company).

Financing Cooperation

KLA-Tencor shall, and shall use its reasonable best efforts to cause its representatives to, keep Orbotech informed as promptly as practicable in reasonable detail of the status of its efforts to arrange any debt financing related to the Merger and the transactions contemplated by the Merger Agreement, including those announced in the joint press release issued by the parties upon signing of the Merger Agreement. KLA-Tencor shall furnish Orbotech with copies of any documents and drafts related to the debt financing as promptly as practicable following receipt from any financing sources. Orbotech has agreed to use its commercially reasonable efforts prior to Closing to provide KLA-Tencor with customary support for such financing efforts to the extent requested by KLA-Tencor.

Confidentiality

KLA-Tencor, Merger Sub and Orbotech acknowledge that KLA-Tencor and Orbotech have previously executed a confidentiality agreement, which shall continue in full force and effect in accordance with its terms, except that each of the parties agreed that the confidentiality agreement is amended by the Merger Agreement to match the governing law, jurisdiction and waiver of jury trial provisions of the Merger Agreement.

Public Disclosure

KLA-Tencor and Orbotech have agreed upon the initial joint press release with respect to the execution of the Merger Agreement, and have issued such press release promptly following the execution of the Merger Agreement. Thereafter, so long as the Merger Agreement is in effect, neither Orbotech nor KLA-Tencor, nor any of their respective affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable law or any listing agreement with a national securities exchange, in which event such party shall use reasonable best efforts to consult with and to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement in advance; provided, however, that neither party shall be required to provide any such review or comment to the other party in connection with Orbotech’s receipt and existence of an Acquisition Proposal, Superior Proposal or in the event of a Orbotech Board Recommendation Change and matters related thereto. Notwithstanding the foregoing (i) KLA-Tencor and Orbotech may make press releases or public announcements concerning the Merger Agreement or the transactions contemplated thereby that consist solely of information previously disclosed in all material respects in previous press releases or announcements made by KLA-Tencor and/or Orbotech in compliance with the Merger Agreement, and (ii) KLA-Tencor and Orbotech may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by Orbotech and KLA-Tencor and do not reveal material, non-public information regarding the other parties, the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement.

Treatment of Orbotech Equity Awards

Orbotech Equity Awards that are outstanding immediately prior to the Effective Time will generally be treated in the manner described below.

Orbotech Restricted Share Units

At the Effective Time, each Assumed Orbotech RSU will be assumed by KLA-Tencor and subject to substantially the same terms and conditions as were applicable to such Assumed Orbotech RSU immediately prior to the Effective Time (including the same applicable service-based vesting schedule and right to receive any accrued but unpaid dividends, but not any performance-based vesting conditions). The number of shares of KLA-Tencor common stock subject to each Assumed Orbotech RSU will be determined by multiplying the number of Orbotech shares subject to such Assumed Orbotech RSU as of immediately prior to the Effective Time (assuming, in the case of an Assumed Orbotech RSU that is subject to performance-based vesting conditions, that any applicable performances goals have been attained at maximum levels) by the Exchange Ratio, rounded to the nearest whole share. The “Exchange Ratio” is equal to 0.25 shares of KLA-Tencor common stock (the “Stock Consideration”) plus a fraction, the numerator of which is $38.86 in cash, without interest (the “Cash Consideration”) and the denominator of which is the KLA-Tencor Average Closing Price. In addition, Assumed Orbotech RSUs may be subject to potential accelerated vesting and payout or settlement upon certain terminations of employment following the Merger. For more information, see the section entitled “The Merger—Interests of Orbotech Directors and Executive Officers in the Merger—Treatment of Orbotech Equity Awards—Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment”.

At the Effective Time, each Cancelled Orbotech RSU will be cancelled and converted into the right to receive, without interest, the Merger Consideration for each Orbotech share subject to such Cancelled Orbotech RSU plus any accrued but unpaid dividends with respect to such Cancelled Orbotech RSU.

Orbotech Restricted Share Awards

At the Effective Time, each Assumed Orbotech RSA will be assumed by KLA-Tencor and subject to substantially the same terms and conditions as were applicable to such Assumed Orbotech RSA immediately prior to the Effective Time (including the same applicable service-based vesting schedule and right to receive any accrued but unpaid dividends, but not any performance-based vesting conditions). The number of shares of KLA-Tencor common stock subject to each Assumed Orbotech RSA will be determined by multiplying the number of Orbotech shares subject to such Assumed Orbotech RSA as of immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded to the nearest whole share. In addition, Assumed Orbotech RSAs may be subject to potential accelerated vesting and payout or settlement upon certain terminations of employment following the Merger. For more information, see the section entitled “The Merger—Interests of Orbotech Directors and Executive Officers in the Merger—Treatment of Orbotech Equity Awards—Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment”.

At the Effective Time, each Cancelled Orbotech RSA will be cancelled and converted into the right to receive, without interest, the Merger Consideration for each Orbotech share subject to such Cancelled Orbotech RSA plus any accrued but unpaid dividends with respect to such Cancelled Orbotech RSA.

Orbotech Options

At the Effective Time, each Assumed Orbotech Option will be assumed by KLA-Tencor and subject to substantially the same terms and conditions as were applicable to such Assumed Orbotech Option immediately prior to the Effective Time (including the same applicable service-based vesting schedule, but not any performance-based vesting conditions); provided that, (i) the number of shares of KLA-Tencor common stock subject to such Assumed Orbotech Option will be equal to the number of Orbotech shares subject to such Assumed Orbotech Option as of immediately prior to the Effective Time (assuming, in the case of an Assumed Orbotech Option that is subject to performance-based vesting conditions, that any applicable performances goals have been attained at maximum levels) multiplied by the Exchange Ratio (rounded down to the nearest whole share) and (ii) the per share exercise price of such Assumed Orbotech Option will be determined by dividing the applicable exercise price of such Assumed Orbotech Option immediately prior to the Effective Time by the Exchange Ratio (with the resulting exercise price rounded up to the nearest whole cent). In addition, Assumed Orbotech Options may be subject to potential accelerated vesting and payout or settlement upon certain terminations of employment following the Merger. For more information, see the section entitled “The Merger—Interests of Orbotech Directors and Executive Officers in the Merger—Treatment of Orbotech Equity Awards—Potential Accelerated Vesting and/or Payout of Assumed Orbotech Equity Awards Upon Certain Terminations of Employment”.

At the Effective Time, each Cancelled Orbotech Option will be cancelled and converted into the right to receive the Merger Consideration for each net share subject to such Cancelled Orbotech Option determined using the KLA-Tencor Average Closing Price. A “net share” means, with respect to each Cancelled Orbotech Option, the quotient obtained by dividing (i) the product of (A) the excess, if any, of the sum of (1) the Cash Consideration plus (2) the product of (x) the Stock Consideration and (y) the KLA-Tencor Average Closing Price (such sum, the “Cash Equivalent Consideration”), over the per share exercise price of such Cancelled Orbotech Option and (B) the number of Orbotech shares subject to such Cancelled Orbotech Option, by (ii) the Cash Equivalent Consideration.

Section 102 Orbotech Equity Awards

Each Cancelled Orbotech RSU, Cancelled Orbotech RSA and Cancelled Orbotech Option that was granted under Section 102 of the ITO shall be treated in accordance with Section 102 of the ITO.

Section 16 Matters

Prior to the Effective Time, KLA-Tencor shall take all such steps as may be required to cause that the acquisition of any shares of KLA-Tencor common stock in connection with the transactions contemplated by the Merger Agreement by any individual who is or shall become a director or officer of KLA-Tencor subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to KLA-Tencor, or the assumption by KLA-Tencor of Assumed Orbotech RSUs, Assumed Orbotech RSAs or Assumed Orbotech Options held by such individuals, in each case, shall be exempt under Rule 16b-3 under the Exchange Act.

Operations in Israel; Employee Matters

KLA-Tencor currently intends, with respect to Orbotech following the Merger, to continue KLA-Tencor’s existing policies of investment and expansion in the State of Israel and, in furtherance of the foregoing, confirmed that it has no present intention to, after the Closing, move Orbotech’s headquarters, or the operations conducted at such headquarters, outside of the State of Israel.

For a period of one-year following the Closing of the Merger, KLA-Tencor will (or will cause the surviving company to) provide to each employee of Orbotech or any of its subsidiaries as of immediately following the Closing (each, a “Continuing Employee”) with (i) base salary and short- and long-term incentive opportunities that are no less favorable than those provided immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than the severance benefits that would have been provided immediately prior to the

Effective Time and (iii) other employee benefits that are no less favorable in the aggregate than such benefits provided immediately prior to the Effective Time. In addition, KLA-Tencor will honor all Orbotech benefit plans and compensation agreements or arrangements in accordance with their terms as in effect as of the Effective Time.

KLA-Tencor will (or will cause the surviving corporation to) generally recognize each Continuing Employee’s period of service with Orbotech and its subsidiaries and predecessors for purposes of all benefit plans and compensation arrangements or agreements in which such Continuing Employee participates following the Effective Time, waive any pre-existing condition exclusions and waiting periods under the benefit plans it maintains, and provide credit for any co-payments, deductibles and other out-of-pocket expenses that were paid prior to the Effective Time.

KLA-Tencor has acknowledged that a “change in control” or “change of control” within the meaning of any Orbotech benefit plan or compensation agreement or arrangement will occur upon the Effective Time.

Directors’ and Officers’ Indemnification and Insurance

From and after the Effective Time, KLA-Tencor shall cause the Surviving Company and its subsidiaries to honor and fulfill in all respects the obligations of Orbotech and its subsidiaries under their respective articles of association (and other similar organizational documents) and all indemnification and exculpation agreements between Orbotech or any of its subsidiaries and any of their respective current or former directors and officers (the “Indemnified Parties”) in effect as of the date of the Merger Agreement or which may be entered into subsequent to the date of the Merger Agreement. From and after the Effective Time, in the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all of or substantially all of its properties and other assets to any person, (iii) transfers any material portion of its assets in a single transaction or in a series of transactions or (iv) KLA-Tencor takes any action to materially impair the financial ability of the Surviving Company and its applicable subsidiaries to satisfy the obligations in the Merger Agreement then, and in each such case, KLA-Tencor shall either (A) guarantee, expressly assume, or shall cause proper provision to be made so that the successors and assigns of the Surviving Company shall expressly assume, the obligations set forth in the Merger Agreement; or (B) take any other action to ensure that the ability of the Surviving Company to satisfy such obligations will not be diminished in any material respect. For seven years after the Effective Time, KLA-Tencor shall (and shall cause the Surviving Company and its subsidiaries to) cause the articles of association, certificate of incorporation or bylaws (or any other similar organizational documents) of the Surviving Company and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses and exculpation provisions contained in the articles of association of Orbotech immediately prior to the date of the Merger Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable law.

For a period of seven years after the Effective Time, KLA-Tencor and the Surviving Company shall maintain in effect Orbotech’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement, any ancillary documents, the Merger and the other transactions contemplated hereby and thereby and the consummation thereof), covering each person covered by the D&O Insurance immediately prior to the Effective Time (the “Insured Parties”), on terms with respect to the coverage and amounts no less favorable, than those of the D&O Insurance in effect on the date of the Merger Agreement.

Prior to the Effective Time, notwithstanding anything to the contrary set forth in the Merger Agreement, Orbotech may purchase a seven-year ‘tail’ prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable than the D&O Insurance and for an amount not to exceed 300% of the annual amount payable by Orbotech for the D&O Insurance. In the event that Orbotech does not purchase the Tail Policy, KLA-Tencor may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable, than the D&O Insurance. In the event that either Orbotech or KLA-Tencor purchases such a Tail Policy prior to the Effective Time, KLA-Tencor and the Surviving Company shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of KLA-Tencor and the Surviving Company under the first sentence of the immediately preceding paragraph for so long as such Tail Policy shall be maintained in full force and effect.

Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the Tail Policy (and their heirs and representatives) are third party beneficiaries of the foregoing, with full rights of enforcement as if a party thereto.

Obligations of KLA-Tencor and Merger Sub

KLA-Tencor shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement.

Israeli Tax Rulings

Orbotech has requested tax rulings from the Israel Tax Authority with respect to (i) exemption of Orbotech shareholders who are non-Israeli residents and who meet certain conditions from withholding of Israeli tax on payments of the Merger Consideration paid to them, (ii) deferral of the obligation of Israeli tax resident holders of Orbotech shares, to pay Israeli tax on the exchange of the Orbotech shares for KLA-Tencor common stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Orbotech Options, RSUs and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO.

Stock Exchange Listing

KLA-Tencor shall use its reasonable best efforts to cause the shares of KLA-Tencor common stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Conditions to Completion of the Merger

Under the Merger Agreement, each party’s obligation to effect the Merger is subject to satisfaction or, to the extent permitted where permissible under applicable law, mutual waiver at the Effective Time of each of the following conditions:

•	The approval of Orbotech’s shareholders shall have been obtained.

•	All (i) applicable waiting periods (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Merger) under the HSR Act shall have expired or been terminated and (ii) any affirmative exemption or approval of a governmental entity required under any antitrust law set forth on the Orbotech Disclosure Letter as of the date of the Merger Agreement shall have been obtained and any mandatory waiting periods related thereto (including any extension thereof) shall have expired (collectively, the “Regulatory Approvals”).

•	No governmental entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any applicable law that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction; or (ii) issued or granted any order (whether temporary, preliminary or permanent) that has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction.

•	The shares of KLA-Tencor Common Stock issuable as Stock Consideration pursuant to the Merger Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance.

•	50 days shall have elapsed after the filing of the Merger Proposal with the Registrar and 30 days shall have elapsed after the approval of the Merger by Orbotech shareholders and the sole shareholder of Merger Sub.

•	This Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

•	KLA-Tencor shall have obtained the ISA Offering No-Action (as defined in the Merger Agreement) or shall have published the Israeli Prospectus (as defined in the Merger Agreement), as applicable, in accordance with the Israeli Securities Law, 1968.

•	Orbotech shall have submitted the written notice to the Israeli National Authority for Technological Innovation (the “OCS”) regarding the change in ownership of Orbotech effected as a result of the Merger and KLA-Tencor shall have submitted written undertaking to be bound by and to comply with the provisions of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 (the “Innovation Law”) that KLA-Tencor is required to execute and deliver to the OCS in connection with the Merger (collectively, the “OCS Notices”).

•	Orbotech shall have obtained approval from the Israeli Investment Center of the Israeli Ministry of Economy (the “Investment Center”) of the change in ownership of Orbotech to be effected by the Merger (the Investment Center Condition).

As of the date of this proxy statement/prospectus, (1) with respect to the United States, the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), related to the Merger has expired; (2) the Israel Antitrust Authority has granted KLA-Tencor’s request for an exemption from any premerger notification requirement in Israel related to the Merger and the German Federal Cartel Office, the Austrian Federal Competition Authority and the Taiwanese Fair Trade Commission have respectively cleared or waived jurisdiction over the Merger; (3) KLA-Tencor has obtained the ISA Offering No-Action; (4) the OCS has confirmed that Orbotech and KLA-Tencor have respectively submitted the required OCS Notices; and (5) the Investment Center has confirmed that its approval is not required with respect to the change in ownership of the Company to be effected by the Merger and KLA-Tencor and Orbotech have acknowledged that this confirmation satisfies the Investment Center Condition, unless such confirmation is revoked, withdrawn or amended by the Investment Center prior to Closing.

KLA-Tencor’s and Merger Sub’s obligation to effect the Merger is further subject to the satisfaction by Orbotech or waiver by KLA-Tencor and Merger Sub of the following conditions:

•	Accuracy of representations and warranties of Orbotech:

•	Each of the representations and warranties of Orbotech set forth in the Merger Agreement (other than certain provisions of the representations and warranties of Orbotech related to capitalization and the representations set forth in the immediately following bullet point) shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in the section entitled “—Material Adverse Effect”) on Orbotech.

•	Each of the representations and warranties of Orbotech set forth in the Merger Agreement relating to Organization and Standing, Subsidiaries, Authorization, Capitalization (only in subsection (c) thereof), Brokers; Fees and Expenses, Opinion of Financial Advisor and Takeover Statutes; No Rights Plan shall have been true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date; and

•	Each of the representations and warranties of Orbotech set forth in the Merger Agreement relating to capitalization (other than subsections (b) and (c) thereof) shall have been true and correct in all respects as of the date of the merger Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct in any immaterial amount or as a result of any action following the date hereof and not prohibited, permitted or otherwise consented to by KLA-Tencor pursuant to the Merger Agreement.

In the case of each of the foregoing bullets, (1) except for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date) and (2) without giving effect to any “Material Adverse Effect” or similar “materiality” qualifications in the relevant representations and warranties.

•	Orbotech shall have complied with or performed in all material respects each of its covenants or obligations under the Merger Agreement required to be complied with or performed at or prior to the Closing Date.

•	No Material Adverse Effect on Orbotech shall have occurred following the execution and delivery of the Merger Agreement.

•	KLA-Tencor shall have received a certificate signed on behalf of Orbotech by its chief executive officer and its chief financial officer to the effect that the conditions related to Orbotech’s representations, warranties and covenants described above have been satisfied.

•	There shall not be pending any Legal Proceeding by a Governmental Entity (i) seeking to enjoin, restrain or prohibit the consummation of the Merger pursuant to any applicable Antitrust Laws (as defined in the Merger Agreement), or (ii) seeking to impose any Antitrust Restraint (as defined in the section entitled “—Reasonable Best Efforts”).

Orbotech’s obligation to effect the Merger is further subject to the satisfaction by KLA-Tencor or waiver by Orbotech of the following conditions:

•	Accuracy of representations and warranties of KLA-Tencor and Merger Sub:

•	Each of the representations and warranties of KLA-Tencor and Merger Sub set forth in the Merger Agreement (other than the representations in the bullet point immediately following and certain provisions of the representations and warranties of KLA-Tencor related to capitalization) shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on KLA-Tencor.

•	Each of the representations and warranties of KLA-Tencor set forth in the Merger Agreement relating to Organization, Authorization, Capitalization (only in subsection (c) thereof) and Brokers; Fees and Expenses shall have been true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date.

•	Each of the representations and warranties of KLA-Tencor set forth in Merger Agreement relating to capitalization (other than subsections (b) and (c) thereof) shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct in any immaterial amount or as a result of any action following the date of the Merger Agreement and not prohibited, permitted or otherwise consented to by Orbotech pursuant to the Merger Agreement.

In the case of each of the foregoing bullets, (1) except for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date) and (2) without giving effect to any “Material Adverse Effect” or similar “materiality” qualifications in the relevant representations and warranties.

•	Each of KLA-Tencor and Merger Sub shall have performed in all material respects each of their respective obligations under the Merger Agreement required to be performed at or prior to the Closing Date and complied in all material respects with each covenant or other agreement of KLA-Tencor and Merger Sub required to be performed or complied with by it under the Agreement.

•	Orbotech shall have received a certificate signed on behalf of KLA-Tencor, Merger Sub by a duly authorized officer of KLA-Tencor, Merger Sub to the effect that the conditions related to KLA-Tencor’s representations, warranties and covenants described above have been satisfied.

•	No Material Adverse Effect on KLA-Tencor shall have occurred following the execution and delivery of the Merger Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of KLA-Tencor and Orbotech, and either party may terminate the Merger Agreement in the following circumstances:

•	If the meeting shall have been held and the approval of the Orbotech shareholders for the Merger Proposal shall not have been obtained thereat or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken provided, however, that this right to terminate shall not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in the failure of the shareholder approval to be obtained.

•	If any governmental entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered or enforced a final and nonappealable law which has the effect of prohibiting, making illegal or otherwise preventing the consummation of the Merger; or (ii) issued or granted any final and nonappealable order that has the effect of prohibiting, making illegal or otherwise preventing the consummation of the Merger; provided, however, that this right to terminate shall not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in the enactment, issuance, promulgation or entry of such final and nonappealable law or order.

•

If the Effective Time shall not have occurred on or prior to March 18, 2019 (as it may be extended pursuant to the Merger Agreement, the “Termination Date”), provided, however, that if, as of March 18, 2019, any of the Regulatory Approvals shall not have been obtained but all other conditions to Closing set forth in the Merger Agreement shall have been satisfied or waived or by their terms cannot be satisfied until immediately prior to the Closing (but which conditions would be satisfied if the Closing Date were March 18, 2019), the Termination Date shall be extended to June 18, 2019; provided, further, that this right to terminate the Merger Agreement shall not be available to any Party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in the failure of the Effective Time to have occurred on or prior to the Termination Date.

Orbotech may also terminate the Merger Agreement at any time prior to the Effective Time as follows:

•	In the event of a breach of (i) any covenant or agreement on the part of KLA-Tencor or Merger Sub set forth in the Merger Agreement such that the conditions to Orbotech’s obligation to close the Merger based on the accuracy of the representations and warranties of KLA-Tencor and Merger Sub or their material performance of covenants would not be satisfied as of the Closing Date as a result of such breach, subject to customary cure periods (if curable).

•	Prior to the receipt of the approval of the Merger by Orbotech’s shareholders in order to accept a Superior Proposal in accordance with the Merger Agreement; provided that Orbotech pays KLA-Tencor, or causes KLA-Tencor to be paid, $125.0 million, substantially concurrently with the termination.

KLA-Tencor may also terminate the Merger Agreement at any time prior to the Effective Time as follows:

•	In the event of a breach of any representation, warranty, covenant or agreement on the part of Orbotech set forth in the Merger Agreement such that the conditions to KLA-Tencor’s obligation to close the Merger based on the accuracy of Orbotech’s representations and warranties or its material performance of covenants would not be satisfied as of the Closing Date as a result of such breach, subject to customary cure periods (if curable).

•	Prior to the receipt of the approval of the Merger by Orbotech’s shareholders in the event that a Triggering Event (as defined in below) shall have occurred.

A “Triggering Event” shall be deemed to have occurred if, prior to obtaining approval of the Merger by Orbotech’s shareholders, any of the following shall have occurred:

•	Orbotech shall have willfully breached (or be deemed, pursuant to the terms thereof, to have willfully breached) the non-solicitation provisions of the Merger Agreement in any material respect (without regard to whether such breach results in an Acquisition Proposal);

•	the Orbotech Board shall have for any reason effected an Orbotech Board Recommendation Change;

•	Orbotech shall have failed to include the Orbotech Board Recommendation in the Proxy Statement;

•	the Orbotech Board (or any committee thereof) shall have for any reason approved, or recommended that the shareholders of Orbotech approve, any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal);

•	Orbotech shall have executed or entered into any letter of intent, memorandum of understanding or contract (other than a confidentiality agreement in connection with an Acquisition Proposal), contemplating or otherwise relating to an Acquisition Transaction;

•	if an Acquisition Proposal (other than an Acquisition Proposal which is a tender offer, which shall be governed by clause (viii) below) has been publicly announced, the Orbotech Board shall have failed to unconditionally reaffirm (publicly, if so requested by KLA-Tencor or Merger Sub) the Orbotech Board’s recommendation within five business days after KLA-Tencor or Merger Sub delivers to Orbotech a request in writing to do so (other than during a Superior Proposal Notice Period or an Intervening Event Notice Period and except that the Orbotech shall not be required to reaffirm the Orbotech Board’s recommendation more than twice in response to a single Acquisition Proposal (with any publicly announced material modifications thereto constituting a separate Acquisition Proposal));

•

other than in the case where an Acquisition Proposal has been publicly announced, the Orbotech Board shall have failed to unconditionally reaffirm (publicly, if so requested by KLA-Tencor or Merger Sub) the Orbotech Board’s recommendation within five business days after KLA-Tencor or Merger Sub delivers to Orbotech a request in writing to do so (other than during a Superior Proposal Notice Period or an Intervening Event Notice Period), with KLA-Tencor and Merger Sub permitted to make such a request (in the absence of an Acquisition Proposal) up to three times; or

•	the Orbotech Board shall have failed to unconditionally recommend against acceptance of any tender offer or exchange offer for Orbotech shares within 10 business days after the commencement of such offer.

Termination Fees

Orbotech will be required to pay to KLA-Tencor a termination fee of $125.0 million by wire transfer of immediately available funds to an account or accounts designated in writing by KLA-Tencor if the Merger Agreement is terminated as follows:

•	by Orbotech in order to accept a Superior Proposal pursuant to the Merger Agreement;

•	by KLA-Tencor as a result of a Triggering Event; or

•	by (1) either party for a failure to obtain Orbotech shareholder approval or (2) KLA-Tencor for a breach of Orbotech’s representations and warranties or covenants, but only if:

•	following the execution and delivery of the Merger Agreement and (x) prior to the date of the meeting, or (y) prior to the breach or inaccuracy that forms the basis for the termination of the Merger Agreement, an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to Orbotech; and

•	within 12 months following the termination of the Merger Agreement, either (x) an Acquisition Transaction is consummated or (y) Orbotech enters into a contract providing for an Acquisition Transaction and such Acquisition Transaction is consummated (whether or not within the 12-month period)(however, for purposes of this provision, all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”).

Amendments, Extensions and Waivers

The Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of KLA-Tencor, Merger Sub and Orbotech, except that if the Merger Agreement has been approved by shareholders of Orbotech in accordance with Israeli law, no amendment shall be made to the Merger Agreement that requires the approval of such shareholders of Orbotech without such approval.

At any time and from time to time prior to the Effective Time, any party or parties may, to the extent legally allowed and except as otherwise set forth in the Merger Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such party or parties contained therein or in any document delivered pursuant thereto; or (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties contained therein. Any agreement on the part of a party or parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under the Merger Agreement shall not constitute a waiver of such right.

No Third Party Beneficiaries

Except as otherwise set forth in the Merger Agreement, the Merger Agreement is not intended to confer upon any other Person any rights or remedies thereunder.

Specific Performance

The Parties agree that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed by the parties in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties to the Merger Agreement shall be entitled to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in any court of Israel, the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Governing Law

The Merger Agreement and any dispute, controversy or claim arising out of, relating to or in connection with the Merger Agreement, the negotiation, execution, existence, validity, enforceability or performance of the Merger Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the laws of the state of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the state of Delaware or otherwise) that would cause the application of the laws of any other jurisdiction; except that provisions related to the internal affairs of Orbotech, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, the Merger Agreement that are expressly or otherwise required to be governed by the laws of the State of Israel shall be governed by such laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion is a summary of the material U.S. federal income tax consequences of the Merger that may be relevant to U.S. Holders (as defined below) of Orbotech shares that are converted into the right to receive cash and shares of KLA-Tencor common stock pursuant to the Merger. This discussion is based upon the Code, Treasury Regulations promulgated under the Code, court decisions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to holders who hold their shares of common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for general information only and does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, this discussion does not address:

•	tax consequences that may be relevant to holders who may be subject to special treatment under U.S. federal income tax laws, such as financial institutions; tax-exempt organizations; S-corporations; any other entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or investors in pass-through entities; insurance companies; mutual funds; dealers in stocks and securities; traders in securities that elect to use the mark-to-market method of accounting for their securities; accrual method taxpayers who are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account for financial accounting purposes; regulated investment companies; real estate investment trusts; or certain former citizens or long-term residents of the United States;

•	tax consequences to holders that are not U.S. Holders;

•	tax consequences to U.S. holders who hold their common stock as part of a hedging, constructive sale or conversion, straddle or other risk reduction transaction;

•	tax consequences to U.S. Holders that received their Orbotech shares pursuant to the exercise of employee options or other compensation arrangements;

•	tax consequences to U.S. Holders who own an equity interest, actually or constructively, in KLA-Tencor following the Merger;

•	tax consequences to U.S. Holders whose “functional currency” is not the U.S. dollar;

•	tax consequences to U.S. Holders who hold their common stock through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	any U.S. federal estate, gift or alternative minimum tax consequences or the consequences of the Medicare contribution tax on net investment income; or

•	any state, local or non-U.S. tax consequences.

If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of common stock, then the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding shares of common stock and partners therein should consult their tax advisors regarding the consequences of the Merger.

No opinion of counsel or ruling from the IRS has been or will be obtained regarding the U.S. federal income tax consequences of the Merger described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a holder would ultimately prevail in a final determination by a court.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY HOLDER. EACH HOLDER SHOULD CONSULT ITS OWN

TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in Section 7701(a)(30) of the Code; or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

The receipt of cash and KLA-Tencor common stock by a U.S. Holder in exchange for Orbotech shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, such U.S. Holder’s gain or loss will be equal to the difference, if any, between (a) the amount of cash and the fair market value, at the time of the Merger, of the KLA-Tencor common stock received in the Merger and (b) the U.S. Holder’s adjusted tax basis in the Orbotech shares surrendered pursuant to the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder’s holding period in such shares is more than one year at the time of the completion of the Merger. A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of common stock at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of common stock.

The U.S. Holder’s basis in the shares of KLA-Tencor common stock received will equal the fair market value of such shares at the time of the Merger, and the holding period of such common stock will commence the day after the Merger.

The foregoing discussion assumes that Orbotech is not currently, and has not been, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Orbotech believes it is not, and has not ever been, a PFIC. In general, the test for determining whether Orbotech is or has been a PFIC is applied annually and is based upon the composition of Orbotech’s and certain of its affiliates’ income and assets for such taxable year. If Orbotech were a PFIC in the current taxable year or in any prior taxable year in which a U.S. Holder has held Orbotech shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such shares, including an exchange of such shares pursuant to the Merger, unless such U.S. Holder has in effect certain elections, such as the mark-to-market election. U.S. Holders should consult their own tax advisors concerning whether Orbotech is or has been a PFIC for any taxable year during which such U.S. Holder has owned shares and the tax consequences of exchanging shares pursuant to the Merger.

Information Reporting and Backup Withholding

Information reporting and backup withholding (at a rate of 24% under current law) may apply to proceeds received by a U.S. Holder pursuant to the Merger. Backup withholding generally will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 (or a substitute or successor form) or who otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Each holder should consult such holder’s own tax advisor regarding the information reporting and backup withholding tax rules.

MATERIAL ISRAELI TAX CONSEQUENCES

Following is a discussion of certain tax consequences of the Merger under Israeli tax laws to holders of Orbotech shares. Orbotech has requested tax rulings from the Israel Tax Authority with respect to (i) exemption of Orbotech shareholders who are non-Israeli residents and who meet certain conditions from withholding of Israeli tax on payments of the Merger Consideration paid to them, (ii) deferral of the obligation of Israeli tax resident holders of Orbotech shares, to pay Israeli tax on the exchange of the Orbotech shares for KLA-Tencor common stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Orbotech Options, RSUs and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO. Discussions between Orbotech and the Israel Tax Authority regarding the scope of the rulings are ongoing. If and when the tax rulings are finalized, Orbotech will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the rulings. There can be no assurance that such rulings will be granted before the Closing or at all, or that if obtained, such rulings will be granted under the conditions requested by Orbotech.

Israeli Capital Gains Tax

As a consequence of the Merger, holders of Orbotech shares will be treated under Israeli tax laws as having sold their Orbotech shares in the Merger.

When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its shareholders are generally subject to Israeli taxation.

The ITO distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals (and if such individual is holding or is entitled to purchase, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, one of the following: (i) at least ten percent of the issued and outstanding Orbotech shares, (ii) at least ten percent of the voting rights of Orbotech, (iii) the right to receive at least ten percent of Orbotech’s profits or its assets upon liquidation, (iv) the right to appoint a manager/director, or (v) the right to instruct any other person to do any of the foregoing (a “Major Stockholder”) on the date of sale or on any date falling within the 12 month period preceding that date of sale, such Major Stockholder would be subject to Israeli taxation at a rate of 30%) and 23% for corporations. An additional tax at a rate of three percent on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. The Inflationary Surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.

Shareholders of a company, such as Orbotech, whose shares are traded on an authorized stock exchange outside Israel, or on a regulated market outside of Israel, who are non-Israeli residents would generally be exempt from Israeli capital gains tax, provided that certain conditions are met (e.g., including that the capital gain is not made through a permanent establishment that the non-Israeli resident shareholder maintains in Israel).

In addition, pursuant to Israeli tax law, non-Israeli residents (individuals or corporations) will generally be exempt from Israeli capital gains tax on the sale of Orbotech shares purchased on or after January 1, 2009, provided that each of the following conditions are satisfied: (i) the gain from the sale is not attributed to a permanent establishment of the Orbotech shareholder maintained in Israel (so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985), and (ii) the

shareholder did not purchase the Orbotech shares from a related party of such shareholder nor as part of a tax-free reorganization. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale of Orbotech shares by a non-Israeli resident may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for an exemption or a reduced tax rate). Under the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), Israeli capital gains tax generally will not apply to the disposition of securities by a “resident of the United States” (as defined below) (a “U.S. Treaty Resident”) who holds the securities as a capital asset and is entitled to claim the benefits afforded to such person by the treaty. However, such exemption will not apply if (i) the capital gain arising from such disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such disposition is attributed to royalties; (iii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident that is maintained in Israel, under certain terms, (iv) the U.S. Treaty Resident holds, directly or indirectly, securities representing 10% or more of the voting rights during any part of the 12-month period preceding the effective time of the sale, subject to certain conditions; or (v) the U.S. Treaty Resident, if an individual, was physically present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. Pursuant to the U.S.-Israel Tax Treaty the term “resident of the United States” means: (i) a United States corporation; and (ii) any other person (except a corporation or any entity treated as a corporation for United States tax purposes) resident in the United States for purposes of United States tax, but in the case of a partnership, estate, or trust only to the extent that the income derived by such partnership, estate, or trust is subject to United States tax as the income of a resident either in the hands of the respective entity or of its partners or beneficiaries. For purposes of the preceding sentence, a United States citizen or an alien admitted to the United States for permanent residence (a “green card” holder) who is not a resident of Israel (as defined in the U.S.-Israel Tax Treaty), is a resident of the United States only if the individual has a substantial presence, permanent home or habitual abode in the United States. If such individual is a resident of Israel, he or she shall be considered a resident of both Israel and the United States and his or her residence for purposes of the U.S.-Israel Tax Treaty shall be determined under the tie-breaker rules listed in the U.S.-Israel Tax Treaty.

Other countries, including Canada, France, Germany, Japan and the United Kingdom, are party to tax treaties with Israel that, subject to the provisions of those treaties, may exempt a non-Israeli resident stockholder from Israeli tax. You are urged to consult with your own tax advisor regarding the applicability of these tax treaties to you and your receipt of Merger Consideration.

You are urged to consult with your own tax advisor for a full understanding of the Israeli tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws or tax treaties. If you believe that you are entitled to an exemption from Israeli taxation (or a reduced tax rate), you may apply to the Israel Tax Authority to obtain a certificate of exemption (or a reduced tax rate) and should submit it to the exchange agent at least five business days prior to the date that is 180 days following the Closing Date.

Israeli Tax Withholding

Whether or not a particular shareholder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Orbotech of a tax ruling from the Israel Tax Authority prior to closing of the Merger, all Orbotech shareholders will be subject to Israeli tax withholding at the rate of 25% (for individuals) and 23% (for corporations) on the gross Merger Consideration (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and KLA-Tencor or the exchange agent will withhold and deduct from the Cash Consideration an amount equal to 25%, 23% or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross

Merger Consideration received by such shareholder and, if the Cash Consideration is lower than the required amount to be withheld, no KLA-Tencor common stock will be issued to such shareholder of Orbotech, until such recipient remits sufficient cash to cover the required amount to be withheld.

Orbotech has filed requests for tax rulings from the Israel Tax Authority with respect to (i) exemption from withholding of Israeli tax on payments of Merger Consideration paid to Orbotech shareholders who are non-Israeli residents and who meet certain conditions, (ii) deferral of the obligation of Israeli tax resident holders of Orbotech shares, to pay Israeli tax on the exchange of the Orbotech shares for KLA-Tencor common stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment to holders of Orbotech Options, RSUs and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO.

Orbotech is currently in discussion with the Israel Tax Authority on the scope of the final rulings and the exemption to be provided to Orbotech shareholders and, as of the date of this proxy statement/prospectus, no definitive binding ruling has been obtained from the Israel Tax Authority. There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by Orbotech.

Exemptions from Israeli tax withholding (or a reduced tax rate) may also be available to certain holders of Orbotech shares under relevant tax treaties with Israel or under certain provisions of the ITO.

Regardless of whether Orbotech obtains the requested tax rulings from the Israel Tax Authority, any holder of Orbotech shares who believes that it is entitled to such an exemption (or a reduced tax rate) may separately apply to the Israel Tax Authority to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling to the exchange agent at least five business days prior to the date that is 180 days following the Closing Date. If KLA-Tencor or the exchange agent receive a valid exemption certificate or tax ruling (as determined in KLA-Tencor’s or the exchange agent’s discretion) at least five business days prior to the date that is 180 days following the Closing Date, then the withholding (if any) of any amounts under the ITO, from the consideration payable shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling. The validity of such certificate of exemption or ruling will be determined in KLA-Tencor’s or the exchange agent’s discretion.

The Israeli tax withholding consequences of the Merger to Orbotech shareholders and holders of Orbotech Options, RSUs and shares issued subject to Section 102 of the ITO may vary depending upon the particular circumstances of each shareholder or holder of Orbotech Options, RSUs and shares issued subject to Section 102 of the ITO, as applicable, and the final tax rulings issued by the Israel Tax Authority. To the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability.

The determination of whether a person is deemed a “resident of Israel” may be based on a Declaration of Status form for Israeli tax purposes to be completed by each shareholder. If so required by the tax ruling, a form of such Declaration of Status shall be provided to each shareholder.

Shareholders who received or acquired their Orbotech shares or were granted Options or RSUs under one or more of the Orbotech equity-based incentive plans, or otherwise as compensation for employment or services provided to Orbotech, may be subject to different tax rates.

As noted, Orbotech has also filed requests for tax rulings from the Israel Tax Authority with respect to the tax withholding and other Israeli tax treatment applicable in respect of the Merger to holders of Orbotech Options, RSUs and shares subject to Section 102 of the ITO (the “Option Tax Ruling”).

The Option Tax Ruling, if obtained, would confirm, among other things that:

•	the assumption by KLA-Tencor of the unvested Orbotech Equity Awards will not be considered as a sale of such Orbotech Equity Awards and, accordingly will not be subject to any Israeli tax withholding at Closing, and the statutory holding period under Section 102 of the ITO will continue uninterrupted from the original date of grant and will not recommence as a result of the assumption; and

•	the statutory holding period with respect to vested Orbotech Options, RSUs and shares, which at the time of the Closing are subject to the statutory holding period under Section 102 of the ITO will continue uninterrupted from the original date of grant and will not recommence as a result of the transactions contemplated by the Merger Agreement, and that the payment of any consideration with respect to such Orbotech Options, RSUs and shares will not constitute a violation of Section 102 of the ITO; provided that the consideration paid to the holders of such Orbotech Options, RSUs and shares is deposited with the 102 Trustee, for the duration of the statutory holding period.

If no tax ruling is obtained for holders of Orbotech Options, RSUs and shares subject to Section 102 of the ITO, such holders will be subject to Israeli tax withholding on the gross Merger Consideration at the fixed rate of 25% or at such holders’ marginal tax rates under Israeli law for ordinary income, and may be also subject to withholding for national insurance contributions, depending on the specific circumstances of such holders and the terms and the timing of the grants of Orbotech Options, RSUs or shares to such holders. In such event, KLA-Tencor, the exchange agent or the 102 Trustee will withhold and deduct from the Cash Consideration at such rates on the gross Merger Consideration received as explained above, and if the Cash Consideration is lower than the required amount to be withheld, no KLA-Tencor common stock will be issued to such holder of Orbotech Equity Awards and Orbotech shares subject to Section 102 of the ITO, until such holder remits sufficient cash to cover the required amount to be withheld.

The Israeli tax rulings mentioned above may not be obtained or may contain such provisions, terms and conditions as the Israel Tax Authority may prescribe, which may be different from those detailed above. Certain categories of shareholders are expected to be excluded from the scope of any eventual ruling granted by the Israel Tax Authority, and the final determination of the type of holders of Orbotech shares who will be included in such categories will be based on the outcome of the ongoing discussions with the Israel Tax Authority. If KLA-Tencor or the exchange agent deducts any amount from the Merger Consideration payable to you in respect of Israeli withholding tax obligations, you should consult your tax advisor concerning the possibility of obtaining a refund from the Israel Tax Authority of any such withheld amounts.

ACCOUNTING TREATMENT

KLA-Tencor prepares its financial statements under existing GAAP standards, which are subject to change and interpretation. The Merger will be accounted for using the acquisition method of accounting with KLA-Tencor being considered the acquiror of Orbotech for accounting purposes. This means that KLA-Tencor will allocate the purchase price to the fair value of Orbotech’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following sets forth certain unaudited pro forma condensed combined financial information giving effect to the planned merger of KLA-Tencor Corporation (“KLA-Tencor” or the “Company”), a Delaware corporation, and Orbotech Ltd. (“Orbotech”), a company organized under the laws of the State of Israel (the “Merger”).

KLA-Tencor and Orbotech have different fiscal years, with KLA-Tencor’s fiscal year end June 30 and Orbotech’s fiscal year end December 31. The unaudited pro forma condensed combined balance sheet as of March 31, 2018 combines the historical unaudited condensed consolidated balance sheet of KLA-Tencor as of March 31, 2018, and historical audited consolidated balance sheet of Orbotech as of December 31, 2017, giving effect to the planned Merger as if it had been consummated on March 31, 2018. The unaudited pro forma condensed combined statement of operations for the nine months ended March 31, 2018, and the fiscal year ended June 30, 2017 give effect to the Merger as if it had been consummated on July 1, 2016, the beginning of KLA-Tencor’s most recently completed fiscal year. The unaudited pro forma condensed combined financial information also gives effect to the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statement of operations for the nine months ended March 31, 2018 was prepared using KLA-Tencor’s historical unaudited condensed consolidated statement of operations for the nine months ended March 31, 2018, Orbotech’s historical audited consolidated statement of operations for the year ended December 31, 2017, and Orbotech’s historical unaudited condensed consolidated statement of operations for the three months ended March 31, 2017. The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2017 was prepared using KLA-Tencor’s historical audited consolidated statement of operations for the year ended June 30, 2017, Orbotech’s historical audited consolidated statement of operations for the year ended December 31, 2016 and historical unaudited condensed consolidated statements of operations for the six months ended June 30, 2017 and June 30, 2016. Given the different fiscal year ends of KLA-Tencor and Orbotech, the Orbotech historical unaudited condensed consolidated statement of operations for the three months ended June 30, 2017 has been included in both the fiscal year ended June 30, 2017 and the nine months ended March 31, 2018 pro forma condensed combined statements of operations.

For purposes of preparing the unaudited pro forma condensed combined statement of operations for the nine months ended December 31, 2017, Orbotech’s unaudited condensed consolidated statement of operations for the nine months ended December 31, 2017 was derived by subtracting the historical unaudited condensed consolidated statement of operations for the three months ended March 31, 2017 appearing in the Orbotech Report on Form 6-K furnished with the SEC on May 9, 2018 from the audited consolidated statement of operations for the fiscal year ended December 31, 2017 appearing in the Orbotech 2017 Annual Report on Form 20-F. For purposes of preparing the unaudited pro forma condensed combined statement of operations for the year ended June 30, 2017, Orbotech’s unaudited condensed consolidated statement of operations for the twelve months ended June 30, 2017 was derived by subtracting the historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2016 appearing in the Orbotech Report on Form 6-K furnished with the SEC on May 16, 2018 from the audited consolidated statement of operations for the fiscal year ended December 31, 2016 appearing in the Orbotech 2017 Annual Report on Form 20-F filed on February 25, 2018 and combining it with the historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2017 appearing in the Orbotech Report on Form 6-K furnished with the SEC on May 16, 2018. Given the different fiscal year ends of KLA-Tencor and Orbotech, the Orbotech historical unaudited condensed consolidated statement of operations for the three months ended June 30, 2017 has been included in both the fiscal year ended June 30, 2017 and the nine months ended March 31, 2018 pro forma condensed combined statements of operations.

The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the operating results of the combined company. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, with KLA-Tencor treated as the accounting acquirer. The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of assets and liabilities acquired are preliminary and subject to change when the formal valuation and other studies are finalized and will be based on the valuation as of the actual Closing Date of the Merger. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any permanent financing, the share buyback announced in connection with the Merger, anticipated synergies, operating efficiencies or cost savings that may result from the Merger or of any integration costs.

Certain amounts in the historical consolidated financial statements of Orbotech have been reclassified in the unaudited pro forma condensed combined financial information to conform to KLA-Tencor’s financial statement presentation. In addition, the historical information of Orbotech does not conform to Orbotech’s historic reporting periods.

This unaudited pro forma condensed combined financial information should be read together with the accompanying notes to the unaudited pro forma condensed combined financial statements and in conjunction with the following:

•	the separate historical unaudited condensed consolidated financial statements of KLA-Tencor as of and for the nine months ended March 31, 2018, included in KLA-Tencor’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2018;

•	the separate historical audited consolidated financial statements of KLA-Tencor as of and for the year ended June 30, 2017, included in KLA-Tencor’s Annual Report on Form 10-K filed with the SEC on August 4, 2017;

•	the separate historical audited consolidated financial statements of Orbotech as of and for the three years ended December 31, 2017, included in Orbotech’s Annual Report on Form 20-F filed with the SEC on February 23, 2018;

•	the separate historical unaudited condensed consolidated financial information of Orbotech for the six months ended June 30, 2017 and 2016, included in Orbotech’s Report on Form 6-K furnished with the SEC on May 16, 2018;

•	the separate historical unaudited condensed consolidated financial information of Orbotech for the three months ended March 31, 2018 and 2017, included as Exhibit 99.2 to Orbotech’s Report on Form 6-K furnished with the SEC on May 9, 2018; and

•	the number of Orbotech shares issued and outstanding as of March 5, 2018, per the Merger Agreement attached as Annex A to this proxy statement/prospectus.

In addition, this unaudited pro forma condensed combined financial information should be read together with the information under “Risk Factors” in this proxy statement/prospectus as well as the information under similar titles in the documents incorporated by reference herein.

Pursuant to the terms of the Merger Agreement, Merger Sub (as the target company) shall be merged with and into Orbotech (as the absorbing company). Orbotech shall continue as the surviving entity following the Merger and therefore become a wholly owned subsidiary of KLA-Tencor. As a result, from and after the date of the merger, KLA-Tencor will consolidate the results of Orbotech in KLA-Tencor’s consolidated financial statements.

The Boards of Directors of KLA-Tencor and Orbotech have approved the Merger and the Merger Agreement. The Merger is subject to customary closing conditions of transactions between public United States and Israeli companies, including the absence of certain legal impediments, the termination or expiration of any applicable waiting period, or the exemption or approval of applicable government entities, under certain antitrust laws, the effectiveness of the registration statement on this Form S-4 registering the shares of KLA-Tencor common stock to be issued in connection with the Merger, approval by the holders of a majority of the Orbotech shares voting at a meeting and approval by certain Israeli governmental authorities. The transaction is not subject to any financing condition. For more information see the section entitled “The Merger—Regulatory Clearances Required for the Merger.”

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the Merger actually occurred on the dates indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. The unaudited pro forma adjustments are based upon available information and certain assumptions that KLA-Tencor believes are reasonable under the circumstances. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2018

(Amounts in millions)

	Historical
	KLA-Tencor Corporation	Orbotech Ltd.					Pro Forma Combined
	As of March 31, 2018	As of December 31, 2017	Reclassification Adjustments	Pro Forma Adjustments			As of March 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$1,256	$316	$—	$(1,172)	4	(a)	$400
Marketable securities	$1,634	—	—	(869)	4	(b)	765
Short-term deposits	—	4	(4)	—			—
Accounts receivable, net	661	363	—	—			1,024
Inventories	859	182	—	37	4	(c)	1,078
Other current assets	131	56	4	—			191

Total current assets	4,541	921	—	(2,004)			3,458
Land, property and equipment, net	284	70	—	30	4	(c)	384
Goodwill	350	177	—	1,321	4	(c)	1,848
Deferred income taxes	194	43	—	—			237
Marketable securities	—	8	—	—			8
Funds in respect of employee rights upon retirement	—	11	(11)	—			—
Equity method investees and other receivables	—	6	(6)	—			—
Purchased intangibles, net	15	68	—	1,177	4	(c)	1,260
Other non-current assets	214	—	17	—			231

Total assets	$5,598	$1,304	$—	$524			$7,426

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$169	$96	$—	$—			$265
Deferred system profit	258	—	—	—			258
Unearned revenue	56	—	37	—			93
Deferred income	—	37	(37)	—			—
Current portion of long-term debt	—	16	—	(16)	4	(d)	—
Other current liabilities	716	124	—	(1)	4	(e)	839

Total current liabilities	1,199	273	—	(17)			1,455
Non-current liabilities:
Long-term debt	2,462	56	—	(56)	4	(d)	2,462
Unearned revenue	71	—	—	—			71
Liability for employee rights upon retirement	—	25	(25)	—			—
Deferred income taxes	—	15	(15)	—			—
Other tax liabilities	—	23	(23)	—			—
Other non-current liabilities	495	—	63	267	4	(f)	825

Total liabilities	4,227	392	—	194			4,813
Commitments and contingencies
Stockholders’ equity:
Common stock and capital in excess of par value	562	436	—	874	4	(g)	1,872
Retained earnings	863	573	—	(643)	4	(i)(j)	793
Accumulated other comprehensive income (loss)	(54)	—	—	—			(54)
Less: Treasury shares at cost	—	(99)	—	99	4	(h)	—

Total stockholders’ equity	1,371	910	—	330			2,611
Non-controlling interests	—	2	—	—			2

Total liabilities and stockholders’ equity	$5,598	$1,304	$—	$524			$7,426

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended March 31, 2018

(Amounts in millions, except per share data)

	Historical
	KLA-Tencor Corporation	Orbotech Ltd.					Pro Forma Combined
	Nine Months Ended March 31, 2018	Nine Months April 1, 2017 to December 31, 2017	Reclassification Adjustments	Pro forma Adjustments			Nine Months Ended March 31, 2018
Revenues	$2,967	$713	$—	$—			$3,680
Costs and expenses:
Costs of revenues	1,069	375	13	62	5	(a)(b)(c)(d)	1,519
Research and development, net	457	97	—	6	5	(a)(c)(d)	560
Selling, general and administrative	327	109	6	37	5	(a)(b)(c)(d)(e)	479
Equity in earnings of Frontline	—	(3)	3	—			—
Amortization of intangible assets	—	19	(19)	—			—
Gain from release of AMST earn-out payment obligation	—	(1)	1	—			—
Interest expense	86	—	2	(2)	5	(f)	86
Other expense (income), net	(21)	—	(2)	7	5	(g)	(16)
Financial expenses—net	—	4	(4)	—			—

Income before income taxes	1,049	113	—	(110)			1,052
Provision for income taxes	596	(2)	—	(25)	5	(h)	569

Net income (loss)	453	115	—	(85)			483
Net loss (income) attributable to non-controlling interest	—	(1)	—	—			(1)

Net income (loss)	$453	$116	$—	$(85)			$484

Net income (loss) per share:
Basic (in dollars per share)	$2.90	$2.45					$2.86
Diluted (in dollars per share)	$2.88	$2.40					$2.83
Cash dividends declared per share (in dollars per share)	$1.77	$—

Weighted-average number of shares (in shares):
Basic	157	48					169	5(i)
Diluted	158	49					171	5(i)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended June 30, 2017

(Amounts in millions, except per share data)

	Historical
	KLA-Tencor Corporation	Orbotech Ltd.				Pro Forma Combined
	For the Year Ended June 30, 2017	For Twelve Months Ended June 30, 2017	Reclassification Adjustments	Pro forma Adjustments		For the Year Ended June 30, 2017
Revenues	$3,480	$818	$—	$—		$4,298
Costs and expenses:
Costs of revenues	1,288	436	12	88	5(a)(b)(c)(d)	1,824
Research and development, net	527	113	—	8	5(a)(c)(d)	648
Selling, general and administrative	389	130	15	126	5(a)(b)(c)(d)	660
Equity in earnings of Frontline	—	(4)	4	—		—
Amortization of intangible assets	—	27	(27)	—		—
Interest expense	122	—	3	(3)	5(f)	122
Other expense (income), net	(19)	—	3	9	5(g)	(7)
Financial expenses—net	—	10	(10)	—		—

Income before income taxes	1,173	106	—	(228)		1,051
Provision for income taxes	247	17	—	(53)	5(h)	211

Net income (loss)	926	89	—	(175)		840
Net loss (income) attributable to non-controlling interest	—	(1)	—	—		(1)

Net income (loss)	$926	$90	$—	$(175)		$841

Net income (loss) per share:
Basic (in dollars per share)	$5.92	$1.88				$5.01
Diluted (in dollars per share)	$5.88	$1.85				$4.95
Weighted-average number of shares (in shares):
Basic	156	48				168	5(i)
Diluted	157	49				170	5(i)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with SEC Regulation S-X Article 11. KLA-Tencor’s fiscal year end is June 30 and Orbotech’s fiscal year end is December 31. The unaudited pro forma condensed combined balance sheet as of March 31, 2018 combines the historical unaudited condensed consolidated balance sheet of KLA-Tencor as of March 31, 2018 and historical audited consolidated balance sheet of Orbotech as of December 31, 2017, giving effect to (i) the planned Merger as if it had been consummated on March 31, 2018 and (ii) the assumptions and adjustments described in the accompanying notes to these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statement of operations for the nine months ended March 31, 2018 and the fiscal year ended June 30, 2017 give effect to (i) the planned Merger as if it had been consummated on July 1, 2016, the beginning of KLA-Tencor’s most recently completed fiscal year and (ii) the assumptions and adjustments described in the accompanying notes to these unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statement of operations for the nine months ended March 31, 2018 was prepared using KLA-Tencor’s historical unaudited condensed consolidated statement of operations for the nine months ended March 31, 2018, Orbotech’s historical audited consolidated statement of operations for the year ended December 31, 2017, and Orbotech’s historical unaudited condensed consolidated statement of operations for the three months ended March 31, 2017. For purposes of preparing the unaudited pro forma condensed combined statement of operations for the nine months ended December 31, 2017, Orbotech’s unaudited condensed consolidated statement of operations for the nine months ended December 31, 2017 was derived by subtracting the historical unaudited condensed consolidated statement of operations for the three months ended March 31, 2017 appearing in the Orbotech Report on Form 6-K furnished with the SEC on May 9, 2018 from the audited consolidated statement of operations for the fiscal year ended December 31, 2017 appearing in the Orbotech 2017 Annual Report on Form 20-F. The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2017 was prepared using KLA-Tencor’s historical audited consolidated statement of operations for the year ended June 30, 2017, Orbotech’s historical audited consolidated statement of operations for the year ended December 31, 2016 and historical unaudited condensed consolidated statements of operations for the six months ended June 30, 2017 and June 30, 2016. For purposes of preparing the unaudited pro forma condensed combined statement of operations for the year ended June 30, 2017, Orbotech’s unaudited condensed consolidated statement of operations for the twelve months ended June 30, 2017 was derived by subtracting the historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2016 appearing in the Orbotech Report on Form 6-K furnished with the SEC on May 16, 2018 from the audited consolidated statement of operations for the fiscal year ended December 31, 2016 appearing in the Orbotech Annual Report on Form 20-F filed on February 23, 2018 and combining it with the historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2017 appearing in the Orbotech Report on Form 6-K furnished with the SEC on May 16, 2018. Given the different fiscal year ends of KLA-Tencor and Orbotech, the Orbotech historical unaudited condensed consolidated statement of operations for the three months ended June 30, 2017 has been included in both the fiscal year ended June 30, 2017 and the nine months ended March 31, 2018 pro forma condensed combined statements of operations. Revenues and net income for Orbotech for the three months ended June 30, 2017 were $210.6 million and $24.6 million, respectively.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, with KLA-Tencor treated as the accounting acquirer. The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of assets and liabilities acquired are preliminary and subject to change when the formal valuation and other studies are finalized. In addition, the values will be based on the actual value as of the closing date of the Merger. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the operating results of the combined company. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Merger and certain other adjustments. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of the actual closing date of the Merger, and such determination could result in a material change to the unaudited pro forma condensed combined financial information, including goodwill. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any permanent financing, anticipated share buyback, anticipated synergies, operating efficiencies or cost savings that may result from the Merger or of any integration costs.

This unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the separate historical unaudited condensed consolidated financial statements of KLA-Tencor as of and for the nine months ended March 31, 2018, included in KLA-Tencor’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2018;

•	the separate historical audited consolidated financial statements of KLA-Tencor as of and for the year ended June 30, 2017, included in KLA-Tencor’s Annual Report on Form 10-K filed with the SEC on August 4, 2017;

•	the separate historical audited consolidated financial statements of Orbotech as of and for the three years ended December 31, 2017, included in Orbotech’s Annual Report on Form 20-F filed with the SEC on February 23, 2018;

•	the separate historical unaudited condensed consolidated financial information of Orbotech for the six months ended June 30, 2017 and 2016, included in Orbotech’s Report on Form 6-K furnished with the SEC on May 16, 2018;

•	the separate historical unaudited condensed consolidated financial information of Orbotech for the three months ended March 31, 2018 and 2017, included as Exhibit 99.2 to Orbotech’s Report on Form 6-K furnished with the SEC on May 9, 2018; and

•	the number of Orbotech shares issued and outstanding as of March 5, 2018 per the Merger Agreement attached as Annex A to this proxy statement/prospectus.

For more information on the Merger, see the introduction to this section entitled “Unaudited Pro Forma Condensed Combined Information” above.

Other Planned Actions

On March 18, 2018 KLA-Tencor also announced a $2 billion share repurchase authorization. The share repurchase program is targeted to be completed within 12 to 18 months following the close of the Merger. KLA-Tencor intends to raise approximately $1 billion in new long-term debt financing to complete the share repurchase. The unaudited pro forma condensed combined financial statements do not reflect adjustments for the aforementioned, as these matters are not directly attributable to the Merger and do not meet the “factually supportable” criteria of Article 11 at this time.

2. Significant Accounting Policies

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in KLA-Tencor’s audited financial statements as of June 30, 2017. Management has determined that no significant adjustments are necessary to conform Orbotech’s financial statements to the accounting policies used by KLA-Tencor in the preparation of the unaudited pro forma condensed combined financial information. Certain reclassifications have been reflected in the pro forma adjustments to conform Orbotech’s presentation to KLA-Tencor’s in the unaudited pro forma condensed combined balance sheet and statement of operations. These reclassifications have no effect on previous reported total assets, total liabilities, and shareholders’ equity, or income from continuing operations of KLA-Tencor or Orbotech. However, the pro forma financial statements may not reflect all the adjustments necessary to conform the accounting policies of Orbotech to those of KLA-Tencor as KLA-Tencor is still in the process of conforming the accounting policies of Orbotech to those of KLA-Tencor as of the date of this proxy statement/prospectus.

3. Calculation of Purchase Consideration and Preliminary Purchase Price Allocation of the Transactions

Estimated Merger Consideration

The fair value of consideration to be transferred upon consummation of the Merger will include the value of the Cash Consideration, the fair value of KLA-Tencor common stock issued as part of the Merger and the portion of the fair value of KLA-Tencor replacement equity awards attributable to pre-combination service. The estimated purchase consideration is as follows:

(dollars in millions)
Estimated cash for outstanding Orbotech shares (1)	$1,883
Estimated value of KLA-Tencor common stock issued for outstanding Orbotech shares (2)	1,292
Estimated cash for Orbotech equity awards (3)	15
Estimated value of KLA-Tencor common stock issued to settle Orbotech equity awards (4)	5
Estimated value of KLA-Tencor replacement equity awards attributable to precombination services (5)	13

Total Estimated Merger Consideration	$3,208

Total Cash Consideration	$1,898
Total Stock Consideration	1,310

Total Estimated Merger Consideration	$3,208

(1)	Represents the total cash estimated to be paid to former Orbotech shareholders for outstanding Orbotech Shares as Cash Consideration. The estimate is based on 48,457,733 Orbotech shares issued and outstanding as of March 5, 2018, per Section 3.4 of the Merger Agreement, and Cash Consideration of $38.86 per share.
(2)	Represents the fair value of 12,114,433 shares of KLA-Tencor common stock estimated to be issued to former Orbotech shareholders for outstanding Orbotech shares as Stock Consideration. The estimate is based on 48,457,733 Orbotech shares issued and outstanding as of March 5, 2018, per Section 3.4 of the Merger Agreement, Stock Consideration of 0.25 of a share of KLA-Tencor common stock, and the closing KLA-Tencor common stock price on May 4, 2018 of $106.66.
(3)	Represents the Cash Consideration for the net settlement of approximately 380,133 Orbotech stock options vested and unsettled as of December 31, 2017. The estimate is based on total awards settled at the Cash Consideration of $38.86 per share.
(4)	Represents the fair value of KLA-Tencor common stock estimated to be issued to net settle approximately 380,133 Orbotech stock options vested and unsettled as of December 31, 2017. The estimate is based on the value of the Stock Consideration and closing KLA-Tencor common stock price on May 4, 2018 of $106.66.

(5)	Represents the fair value of KLA-Tencor’s replacement equity awards for pre-combination services as of May 4, 2018. Pursuant to the terms of the Merger Agreement, Orbotech’s outstanding equity awards that are unvested as of the Effective Time will be replaced by KLA-Tencor equity awards with substantially the same terms and conditions except for any performance-based vesting conditions. A portion of the fair value of KLA-Tencor’s replacement equity awards issued represents consideration transferred, while a portion represents post-combination compensation expense based on the vesting terms of the equity awards.

The final estimated Merger Consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the KLA-Tencor common stock price up to the closing date of the Merger. A sensitivity analysis related to the fluctuation in the KLA-Tencor common stock price was performed to assess the impact a hypothetical change of 10% on the closing KLA-Tencor common stock price on May 4, 2018 of $106.66 would have on the estimated dollar value of the Merger Consideration and goodwill as of the closing date of the Merger. Changes in the KLA-Tencor common stock price will not impact the number of shares of the KLA-Tencor common stock issued in the Merger.

The following table shows the change in per share price of the KLA-Tencor common stock, estimated dollar value of the Merger Consideration and goodwill:

Change in Stock Price	Stock Price	Estimated $ value of the Merger Consideration	Goodwill
	(dollars in millions, except stock price)
Increase of 10%	$117.33	$3,338	$1,626
Decrease of 10%	$95.99	$3,079	$1,367

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Orbotech are recorded at the Merger date fair values and added to those of KLA-Tencor. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Merger. The final determination of the purchase price allocation, upon the consummation of the Merger, will be based on Orbotech’s net assets acquired as of the date of the Merger and will depend on a number of factors that cannot be predicted with any certainty at this time. The allocation is dependent upon certain valuation and other studies that have not yet been finalized. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated Merger Consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Orbotech based on Orbotech’s audited consolidated balance sheet as of December 31, 2017, with the excess recorded to goodwill (dollars in millions):

Preliminary Allocation of Merger Consideration:

Cash and cash equivalents	$320
Accounts receivable	363
Inventory	219
Other current assets	56
Property, plant and equipment	100
Deferred income taxes	43
Intangible assets	1,245
Other non-current assets	25

Total assets	$2,371

Accounts payable	(96)
Unearned revenue	(37)
Current portion of long-term debt	(16)
Other current liabilities	(124)
Long-term debt	(56)
Other non-current liabilities	(330)

Total liabilities	$(659)

Net assets acquired (a)	1,712

Estimated Merger Consideration	3,208
Estimated value of non-controlling interest	2

Estimated Merger Consideration and value of non-controlling interest (b)	3,210

Estimated goodwill attributable to Merger (b) — (a)	$1,498

Goodwill represents excess of Merger Consideration over the fair value of the underlying net assets acquired. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is reviewed for impairment at least annually, absent any indicators of impairment. Goodwill is attributable to the assembled workforce of Orbotech, planned growth in new markets and synergies expected to be achieved from the combined operations of KLA-Tencor and Orbotech. Goodwill recorded in the Merger is not expected to be deductible for tax purposes.

The pro forma historical net assets adjustments as shown above are further described below in Note 4 of Notes to Unaudited Pro Forma Condensed Combined Financial Information.

The deferred tax liabilities included in other non-current liabilities above represents the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation. Deferred taxes associated with estimated fair value adjustments reflect the statutory tax rates in the various jurisdictions where the adjustments are expected to be incurred. For balance sheet purposes, where US tax rates were used, rates were based on recently enacted U.S. tax law and for statement of operations purposes, where U.S. tax rates were used, rates were based on the tax laws applicable to the respective periods. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-Merger activities, including repatriation decisions, cash needs and the geographical mix of income. This determination is preliminary and subject to change based upon the final determination of the fair value of the identifiable intangible assets and liabilities.

Intangible Assets

Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of the following:

Intangible Asset:	Approximate Fair Value (dollars in millions)	Estimated Useful Life (in years)
Developed technology	$670	7
In-process technology	125	n/a
Customer related assets	300	8
Backlog	75	1
Trade name	75	7

Total	$1,245

In-process technology is recorded at fair value as an indefinite-lived intangible asset at the assumed Merger date until completion or abandonment of the associated research and development efforts. Upon completion of development, acquired in-process technology assets are considered amortizable, finite-lived assets. The information used in determination of the identifiable intangible assets and related amortization is based upon factual information such as actual purchase price calculations used for financial reporting purposes in transactions where the acquired targets were similar to Orbotech.

The amortization related to the identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations based on the estimated useful lives above and as further described in Note 5(b) below. The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived or, where appropriate, based on the use of a straight-line method. Therefore, the amount of amortization following the transaction may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.

4.    Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a) Represents the use of the combined company cash balance, including (i) the Cash Consideration anticipated to be paid in cash, (ii) KLA-Tencor and Orbotech transaction costs paid and anticipated to be paid to close the Merger, (iii) Orbotech debt instruments anticipated to be repaid concurrent with the Closing of the Merger, including any fees associated with the repayment, (iv) payment of cash-based retention awards and (v) proceeds from the sale of marketable securities, to fund a portion of the estimated purchase consideration.

(dollars in millions)
Cash Consideration paid for Orbotech ordinary shares, options, and RSUs	$(1,898)
Repayment of Orbotech debt	(72)
Merger costs paid and anticipated to be paid(1)	(59)
Payment of cash-based retention awards(2)	(12)
Cash proceeds from sale of marketable securities	869

Net cash outflow	$(1,172)

(1)	The Merger costs paid and anticipated to be paid are estimates and may change. In addition, these Merger costs have been excluded from the pro forma statements of operations, as they are not expected to have a continuing impact on the combined results.

(2)	Orbotech will pay up to $17.5 million in cash-based retention awards in connection with the Merger. Of this amount, $6.0 million is expected to be paid on the one year anniversary of the Closing Date of the Merger. These cash-based retention costs have been excluded from the pro forma statements of operations, as they are not expected to have a continuing impact on the combined results.

(b) Reflects the sale and use of KLA-Tencor’s marketable securities to fund a portion of the estimated purchase consideration for the Merger.

(dollars in millions)
Short-term marketable securities	$(869)

Total marketable securities sold for cash proceeds	$(869)

(c) Reflects the acquisition method of accounting based on the estimated fair value of the assets and liabilities of Orbotech and the fair value of intangible assets acquired as discussed in Note 3 above.

(dollars in millions)
Inventories—Elimination of historical	$(182)
Inventories—Fair value	219

Total inventory pro forma adjustment	$37

Property, plant and equipment—Elimination of historical	$(70)
Property, plant and equipment—Fair value	100

Total property, plant, and equipment pro forma adjustment	$30

Goodwill—Elimination of historical	$(177)
Goodwill—Fair value	1,498

Total goodwill pro forma adjustment	$1,321

Intangible assets—Elimination of historical	$(68)
Intangible assets—Fair value	1,245

Total intangible assets pro forma adjustment	$1,177

After the Merger, the step-up in inventory fair value will increase cost of revenue as the inventory is sold. This increase is not reflected in the pro forma condensed combined statements of operations because it does not have a continuing impact, as the stepped-up inventory is expected to fully turn over in the next five months.

(d) Reflects the Orbotech debt instruments anticipated to be repaid concurrent with the closing of the Merger.

(dollars in millions)
Repayments of existing current portion of long-term debt	$(16)
Repayments of existing long-term debt	(56)

$(72)

(e) Reflects the settlement of $1 million of transaction costs included in other current liabilities.

(f) Reflects the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation. Deferred taxes associated with estimated fair value adjustments reflect the statutory tax rates in the various jurisdictions where the adjustments are expected to be incurred. For balance sheet purposes, where U.S. tax rates were used, rates were based on recently enacted U.S. tax law and for statement of operations purposes, where U.S. tax rates were used, rates were based on the tax laws applicable to the respective periods. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-Merger activities, including repatriation decisions, cash needs and the geographical mix of income. This determination is preliminary and subject to change based upon the final determination of the fair value of the identifiable intangible assets and liabilities.

(g) Reflects the elimination of Orbotech’s historical ordinary shares and the anticipated issuance of 12,114,433 shares of KLA-Tencor common stock to former shareholders of Orbotech in connection with the Merger, 93,374 shares of KLA-Tencor common stock to settle vested Orbotech equity awards, and $13 million for the fair value of Orbotech equity awards assumed for pre-combination service at Closing, as described in Note 3 above. The remaining portion of the fair value of KLA-Tencor replacement equity awards will be included in post-combination share-based compensation expense as the Orbotech employees continue to provide service over the remaining vesting period.

(dollars in millions)
Estimated value of KLA-Tencor common stock issued for outstanding Orbotech shares	$1,292
Estimated value of KLA-Tencor common stock issued to settle Orbotech equity awards	5
Estimated value of KLA-Tencor replacement equity awards attributable to precombination services	13

Total anticipated issuance of KLA-Tencor common stock	1,310
Elimination of Orbotech historical ordinary shares and capital in excess of par value	(436)

Total common stock pro forma adjustment	$874

(h) Reflects the elimination of Orbotech’s historical treasury shares.

(dollars in millions)
Elimination of Orbotech historical treasury shares	$99

Total adjustment to eliminate historical Orbotech equity	$99

(i) Reflects the elimination of Orbotech’s historical retained earnings after recording the Merger costs incurred by Orbotech. The adjustments for Merger costs are not reflected in the unaudited pro forma condensed combined statements of operations because they are nonrecurring items that are directly attributable to the Merger. The adjustment to Orbotech’s retained earnings is as follows:

(dollars in millions)
Adjustment for Orbotech Merger costs and payment of cash-based retention awards	$(47)
Elimination of Orbotech retained earnings	(573)

Total adjustment to Orbotech retained earnings	$(620)

(j) Reflects the adjustment to KLA-Tencor’s retained earnings to record KLA-Tencor Merger costs. The Merger costs primarily consist of investment banking fees, legal and accounting services. These costs are not reflected in the unaudited pro forma condensed combined statement of operations because they are nonrecurring items that are directly attributable to the Merger.

(dollars in millions)
Adjustment for KLA-Tencor Merger costs	$(23)

Total adjustment to KLA-Tencor retained earnings	$(23)

5. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

(a) Represents the adjustments to record elimination of historical depreciation expense and recognition of new depreciation expense based on the fair value of property, plant and equipment. The depreciation of property, plant and equipment is based on the estimated remaining useful lives of the assets, and is calculated on a straight-line basis.

	Pro Forma Nine Months Ended March 31, 2018			Pro Forma Twelve Months Ended June 30, 2017
	COR	R&D	SG&A	COR	R&D	SG&A
	(dollars in millions)
Reversal of Orbotech historical depreciation expense	$(1)	$(5)	$(9)	$(1)	$(7)	$(11)
Depreciation of acquired property, plant & equipment	1	6	$11	1	9	14

Total additional depreciation expense	$—	$1	2	$—	$2	$3

(b) Represents the adjustments to record amortization expense related to identifiable intangible assets calculated on a straight-line basis. The amortization of intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized.

	Pro Forma Nine Months Ended March 31, 2018		Pro Forma Twelve Months Ended June 30, 2017
	COR	SG&A	COR	SG&A
	(dollars in millions)
Reversal of Orbotech’s historical intangible asset amortization	$(13)	$(6)	$(12)	$(15)
Amortization of purchased identifiable intangible assets	72	36	96	120

Total additional intangible asset amortization expense	$59	$30	$84	$105

(c) Represents the adjustments to share-based compensation expense for equity-based retention awards. In connection with the Merger, KLA-Tencor has agreed that certain cash-based and equity-based retention awards may be granted to certain employees and senior management employees, including executive officers. The equity-based retention awards to be granted to non-management employees have a maximum aggregate grant date fair value of $12.0 million (subject to increase to a maximum aggregate grant date fair value of $14.0 million) and, with respect to senior management (including executive officers but which, for this purpose, will not include the Active Chairman of the Orbotech Board, Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech), have a maximum aggregate grant date fair value of $4.0 million. Pursuant to the New Steimberg Employment Agreement, the President and Chief Operating Officer of Orbotech is expected to be granted performance-based RSUs with a target value of $3.6 million and time-based RSUs with a value of $2.4 million, both of which vest 50% in the first year and 50% in the second year. The share-based compensation expense related to these equity-based awards is recognized on a straight line basis over the two-year vesting period. The performance-based RSUs are assumed to be paid at 100%, which is the target amount, although under certain circumstances, could be payable up to 200%.

The unaudited pro forma condensed combined statements of operations do not reflect an adjustment for the cash-based retention awards or for equity-based awards under the New Levy Employment Agreement as they are not expected to have a continuing impact on the operating results of the combined company. The unaudited pro forma condensed combined balance sheet reflects an adjustment for the cash-based retention awards. Orbotech may grant cash-based retention awards to certain non-management employees with a maximum aggregate value of $12.0 million (which will be reduced on a dollar-for-dollar basis (but no lower than $10.0 million) to the extent that the maximum aggregate value of the equity-retention grants is increased pursuant the Merger Agreement) of which one half is expected to be paid on the one year anniversary of the Closing Date of the Merger and to certain members of senior management including the Chief Executive Officer of Orbotech and the President and Chief Operating Officer of Orbotech, with a maximum aggregate value of $5.5 million. Pursuant to the New Levy Employment Agreement, the Chief Executive Officer of Orbotech is expected to be granted performance-based RSUs with a target value of $3.0 million and time-based RSUs with a value of $2.0 million, both of which vest over a one-year period. The Active Chairman of the Orbotech Board is not entitled to any equity-based awards pursuant to the New Richter Employment Agreement.

	Pro Forma Nine Months Ended March 31, 2018			Pro Forma Twelve Months Ended June 30, 2017
	COR	R&D	SG&A	COR	R&D	SG&A
	(dollars in millions)
Incremental share-based compensation expense from equity-based retention awards(1)	$1	$2	$5	$1	$2	$8

Total incremental share-based compensation expense	$1	$2	5	$1	$2	$8

(1)	Excludes grants pursuant to the New Levy Employment Agreement

(d) Represents the net adjustments to share-based compensation expense for the post-combination portion of Orbotech’s equity awards assumed by KLA-Tencor. The new share-based compensation expense is amortized on a straight-line basis over the remaining vesting periods. The following table reflects the elimination of Orbotech’s historical share-based compensation expense and the fair value of KLA-Tencor’s replacement equity awards to be recognized over the period for which the post-combination service of Orbotech’s employees is required:

	Pro Forma Nine Months Ended March 31, 2018			Pro Forma Twelve Months Ended June 30, 2017
	COR	R&D	SG&A	COR	R&D	SG&A
	(dollars in millions)
Reversal of Orbotech’s historical share-based compensation expense	$(1)	$(1)	$(3)	$(1)	$(2)	$(4)
Post-combination share-based compensation expense(1)	3	4	9	$4	$6	$14

Total incremental share-based compensation expense	$2	$3	6	$3	$4	$10

(1)	Excludes grants pursuant to the New Levy Employment Agreement

(e) Reflects the adjustments to reverse incurred Merger costs, which were recorded in KLA-Tencor and Orbotech’s selling, general and administrative expenses. Orbotech did not incur transaction costs in the nine months ended December 31, 2017. The transaction costs reflected in historical statement of operations are as follows:

Pro Forma Nine Months Ended March 31, 2018
(dollars in millions)
KLA-Tencor Merger costs	$(6)
Orbotech Merger costs	—

(f) Reflects the adjustments to reverse interest expense associated with the anticipated repayment of Orbotech’s existing debt.

	Pro Forma Nine Months Ended March 31, 2018	Pro Forma Twelve Months Ended June 30, 2017
	(dollars in millions)
Reversal of Orbotech’s historical interest expense	$(2)	$(3)

Total reduction of interest expense	$(2)	$(3)

(g) Reflects the estimated adjustments to reverse interest income related to marketable securities sold to fund a portion of the Merger, as described in note 4(b) above.

	Pro Forma Nine Months Ended March 31, 2018	Pro Forma Twelve Months Ended June 30, 2017
	(dollars in millions)
Reversal of KLA-Tencor’s historical interest income	$7	$9

Total reduction of interest income	$7	$9

(h) Reflects an estimate of the tax impacts of the Merger on the statements of operations, primarily related to the estimated fair value adjustments for acquired inventory, land, property and equipment and intangibles. The taxes associated with these estimated fair value adjustments reflect the statutory tax rates in the various jurisdictions where the adjustments are expected to be incurred. Although not reflected in these unaudited pro forma condensed combined financial statements, the effective tax rate of the combined company could be significantly different depending on post-Merger activities, including repatriation decisions, cash needs and the geographical mix of income.

(i) Reflects the adjustments to weighted average shares outstanding.

Pro Forma Basic Weighted Average Shares (in millions)	Pro Forma Nine Months Ended March 31, 2018	Pro Forma Twelve Months Ended June 30, 2017
Historical weighted average shares outstanding	$157	$156
Issued shares to Orbotech ordinary shareholders	12	12

Pro forma weighted average shares (basic)	$169	$168

Pro Forma Diluted Weighted Average Shares (in millions)	Pro Forma Nine Months Ended March 31, 2018	Pro Forma Twelve Months Ended June 30, 2017
Historical weighted average shares outstanding	$160	157
Anti-dilutive securities excluded from the computation of diluted net income per share	(2)	—
Issued KLA-Tencor common stock as consideration for Orbotech shares	12	12
Dilutive impact of unvested Orbotech options, RSUs and equity-based retention awards(1)	1	1

Pro forma weighted average shares (diluted)	171	170

(1) The dilutive impact of unvested Orbotech options, RSUs, and equity-based retention awards is as follows:

	Pro Forma Nine Months Ended March 31, 2018	Pro Forma Twelve Months Ended June 30, 2017
	(in shares)
Dilutive Impact of Unvested Orbotech options	68,056	68,056
Dilutive Impact of Unvested Orbotech RSUs	605,506	605,506
Dilutive Impact of Equity-Based Retention Awards	253,141	253,141

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF ORBOTECH

The following table sets forth information as of June 6, 2018 (except with respect to the Orbotech shareholders as noted below), concerning (i) the only persons or entities known to Orbotech to beneficially own five percent or more of the outstanding Orbotech shares; and (ii) the number of outstanding Orbotech shares beneficially owned by all Office Holders (as defined below) as a group.

Identity of Person or Group	Number of Orbotech Shares(1)	Percentage of Orbotech Shares Outstanding(1)
• Dr. Jacob Richter(2) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	2,624,839	5.40%
• Renaissance Technologies LLC(3) 800 Third Avenue New York, New York 10022	2,642,800	5.44%
• Clal Insurance Enterprises Holdings Ltd.(4) 36 Raul Walenberg Street Tel Aviv, 66180 Israel	2,423,483	4.99%

• Office Holders as a group (consisting of 24 persons)(5)(6)	4,252,546	8.74%

(1)	Orbotech had outstanding, on June 6, 2018, 48,569,735 Orbotech shares. This number does not include a total, as at that date, of 4,401,303 Orbotech shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of Orbotech or were available for grant pursuant to such plans, of which: 373,535 were subject to outstanding options (274,652 of which had vested); 920,613 were subject to outstanding and unvested RSUs; and 3,107,155 remained available for future equity awards pursuant to such plans, comprised of:

(a)	355,118 Orbotech shares issuable pursuant to options awarded under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its affiliates and subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), all of which were subject to outstanding options (274,652 of which had vested).
(b)	177,305 Orbotech shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:
(i)	51,174 were subject to outstanding and unvested RSUs; and
(ii)	126,131 remained available for future equity awards pursuant to the 2010 Plan.
(c)	3,868,880 Orbotech shares issuable pursuant to equity awards under the 2015 Equity-Based Incentive Plan (the “2015 Plan”), of which:
(i)	18,417 were subject to outstanding options (none of which had vested);
(ii)	869,439 were subject to outstanding and unvested RSUs; and
(iii)	2,981,024 remained available for future equity awards pursuant to the 2015 Plan.

The above number of Orbotech shares outstanding also does not include a total of 5,410,773 Orbotech shares held at that date as treasury shares, virtually all of which were repurchased by Orbotech or its subsidiaries, of which: (A) 1,993,918 were owned by Orbotech as dormant shares under Israeli law and, for so long as they are owned by Orbotech, confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to Orbotech shareholders nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of Orbotech shareholders, including the meeting; and (B) 3,416,855 were owned by one or more subsidiaries of Orbotech and, for so long as they are owned by a subsidiary of Orbotech, confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of Orbotech shareholders, including the meeting.

Because Orbotech uses the above number of Orbotech shares outstanding as the calculation base, the percentage of Orbotech shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the SEC.

(2)	As of May 11, 2017, based in part on a report filed with the SEC dated May 19, 2017, and updated to reflect the actual number of Orbotech shares owned. The report indicated sole voting and dispositive power as to none of such Orbotech shares, and shared voting and dispositive power as to 2,631,909 Orbotech shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Orbotech Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Orbotech Board, are brothers.
(3)	As of January 4, 2018, based on a report filed with the SEC dated February 14, 2018. The report indicated beneficial ownership of 2,642,800 Orbotech shares comprised of sole dispositive power as to 2,526,394 Orbotech shares, sole voting power as to 2,419,855 Orbotech shares and shared dispositive power as to 116,406 Orbotech shares by Renaissance Technologies LLC (“RTC”), a Delaware limited liability company, and Renaissance Technologies Holdings Corporation, a Delaware corporation, as a result of its majority ownership of RTC.
(4)	As of January 25, 2018, based on a report filed with the SEC dated February 5, 2018. The report indicated shared dispositive power and shared voting power as to 2,423,483 Orbotech shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation, and IDB Development Corporation Ltd. (“IDB Development”), an Israeli public corporation. Of the 2,423,483 Orbotech shares reported as beneficially owned by Clal, the report indicated that: (i) 107,150 Orbotech shares are beneficially held for its own account; and (ii) 2,316,333 Orbotech shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal, which operate under independent management and make independent voting and investment decisions.
(5)	The term ‘Office Holder’ as defined in the ICL includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. In addition to the 11 members of the Orbotech Board, Orbotech considers 13 other individuals to be Office Holders as at June 6, 2018.
(6)	For purposes of both the Orbotech shares beneficially owned by the Office Holders as a group and the total Orbotech shares outstanding with respect to such Office Holders, includes 74,058 Orbotech shares issuable upon the exercise of options or the vesting of RSUs referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, June 6, 2018. The percentage of Orbotech shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Shares of KLA-Tencor’s common stock are listed for trading on NASDAQ under the symbol “KLAC.” Ordinary shares of Orbotech (“Orbotech shares”) are listed for trading on NASDAQ under the symbol “ORBK.”

Historical Market Price Information

The following table sets forth, for the periods indicated, the intraday high and low sales prices and dividends paid per share of KLA-Tencor common stock and per Orbotech share, in both cases as reported.

On March 16, 2018, the last trading day before the execution of the Merger Agreement, the closing price of a share of KLA-Tencor common stock was $120.62. On June 4, 2018, the last practicable trading day prior to the date of this proxy statement/prospectus, the closing price of a share of KLA-Tencor common stock was $116.24.

On March 16, 2018, the last trading day before the execution of the Merger Agreement, the closing price of an Orbotech share was $59.90. On June 4, 2018, the last practicable trading day prior to the date of this proxy statement/prospectus, the closing price of an Orbotech share was $64.76.

On June 4, 2018, the last practicable day prior to the date of this proxy statement/prospectus, there were 155,605,007 shares of KLA-Tencor common stock outstanding and 48,569,735 Orbotech shares outstanding. As of such date, KLA-Tencor had 379 holders of record of its common stock and Orbotech had 31 holders of record of its ordinary shares.

	KLA-TENCOR			ORBOTECH
	High	Low	Dividend Paid (per share)	High	Low	Dividend Paid (per share)
	($)	($)	($)	($)	($)	($)
Quarter ended September 30, 2015	57.35	44.95	0.52	21.58	14.82	—
Quarter ended December 31, 2015	70.28	48.73	0.52	22.67	14.70	—
Quarter ended March 31, 2016	73.19	62.33	0.52	24.71	19.00	—
Quarter ended June 30, 2016	75.17	67.32	0.52	28.97	23.37	—
Quarter ended September 30, 2016	77.85	66.88	0.52	30.11	24.59	—
Quarter ended December 31, 2016	83.23	69.75	0.54	34.35	26.83	—
Quarter ended March 31, 2017	96.91	77.86	0.54	36.86	28.01	—
Quarter ended June 30, 2017	109.59	91.09	0.54	37.48	30.25	—
Quarter ended September 30, 2017	106.09	87.93	0.59	43.45	32.34	—
Quarter ended December 31, 2017	114.43	98.91	0.59	56.44	41.71	—
Quarter ended March 31, 2018	123.96	96.12	0.59	65.75	44.14	—
Quarter ended June 30, 2018 (through June 4, 2018)	117.12	97.94	0.75	64.90	56.45	—

Recent Closing Prices and Comparative Market Price Information

The following table presents the closing prices of Orbotech shares and KLA-Tencor common stock on March 16, 2018, the last trading day before the public announcement of the Merger Agreement, and June 4, 2018, the last practicable trading day prior to the filing of this proxy statement/prospectus. The table also shows the estimated value of the Merger Consideration per share for each Orbotech share on the respective dates. The estimated value of the Merger Consideration per share for each Orbotech share represents the sum of $38.86, the Cash Consideration, plus the implied value of the Stock Consideration, based on the closing prices of KLA-Tencor common stock on March 16, 2018 and June 4, 2018.

	Orbotech Closing Price	KLA-Tencor Closing Price	Estimated Value of the Merger Consideration Per Share
March 16, 2017	$59.90	$120.62	$69.015
June 4, 2018	$64.76	$116.24	$67.920

The above table shows only historical comparisons. The market price of Orbotech shares and KLA-Tencor common stock will fluctuate prior to the Orbotech meeting and before consummation of the Merger, which will affect the implied value of the Stock Consideration paid to the Orbotech shareholders. These comparisons may not provide meaningful information to Orbotech shareholders in determining whether to adopt the Merger Agreement. Orbotech shareholders are urged to obtain current market quotations for KLA-Tencor common stock and Orbotech shares and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus in considering whether to adopt the Merger Agreement. For more information, see the section entitled “Where You Can Find More Information”.

Dividend Policy

KLA-Tencor’s Dividend Policy. The holders of KLA-Tencor common stock will receive dividends if and when declared by the KLA-Tencor Board out of legally available funds or, in the case of stock dividends, out of authorized and available shares of KLA-Tencor common stock. KLA-Tencor has been declaring and paying quarterly cash dividends on KLA-Tencor common stock since 2005. KLA-Tencor’s total cash dividends paid per share were $2.14, $2.08 and $18.50 in its fiscal years ended June 30, 2017, 2016 and 2015, respectively. The KLA-Tencor Board is free to change KLA-Tencor’s dividend practices at any time and to increase or decrease the dividend paid, or not to pay a dividend, on KLA-Tencor common stock on the basis of KLA-Tencor’s results of operations, financial condition, cash requirements and future prospects, and other factors deemed relevant by the KLA-Tencor Board. KLA-Tencor’s current intent is to provide for ongoing quarterly cash dividends depending upon market conditions and KLA-Tencor’s results of operations.

Orbotech’s Dividend Policy. Orbotech has not paid any dividends on the Orbotech shares in the past five years. The Orbotech Board currently intends to retain any future earnings to support operations and to finance the growth and development of its business and does not have any current plans to pay dividends on the Orbotech shares for the foreseeable future. Any future determination related to Orbotech’s dividend policy will be made at the discretion of Orbotech’s Board, and if the Orbotech Board chooses to declare a dividend it will be in compliance with its existing organizational documents.

DESCRIPTION OF KLA-TENCOR CAPITAL STOCK

The following description is qualified in its entirety by reference to KLA-Tencor’s amended and restated certificate of incorporation, as amended (the “KLA-Tencor Charter”), and amended and restated bylaws (the “KLA-Tencor Bylaws”) which are incorporated herein by reference into this proxy statement/prospectus, and the Delaware General Corporation Law (the “DGCL”). While KLA-Tencor believes that this description covers the material provisions within the KLA-Tencor Charter and KLA-Tencor Bylaws, this summary may not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the other information incorporated by reference into this proxy statement/prospectus for a more complete understanding of the rights attendant to KLA-Tencor stockholders. For more information about the documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find More Information”.

KLA-Tencor’s authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

As of March 16, 2018, the last trading day before announcement of the Merger, there were 155,872,083 shares of KLA-Tencor common stock outstanding.

Each share of KLA-Tencor common stock has the same relative rights as, and is identical in all respects with, each other share of KLA-Tencor common stock. The holders of KLA-Tencor common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of KLA-Tencor common stock are not entitled to cumulate their votes for the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of KLA-Tencor common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the KLA-Tencor Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of KLA-Tencor, the holders of KLA-Tencor common stock are entitled to share ratably in assets remaining after payment of liabilities, subject to prior distribution rights of KLA-Tencor preferred stock, if any, then outstanding. KLA-Tencor common stock has no preemptive or conversion rights or other subscription rights. There are no call, redemption or sinking fund provisions applicable to KLA-Tencor common stock. All outstanding shares of KLA-Tencor common stock are fully paid and non-assessable. Certain transactions with “interested stockholders” (as defined in the KLA-Tencor Charter) or those beneficial owners of more than five percent of KLA-Tencor’s capital stock available for voting, including, but not limited to merger, liquidations proposed by such interested stockholders, and the issuance of securities to any such interested stockholder having a value of $1,000,000 or more requires the affirmative vote of at least 80% of the then outstanding shares of capital stock of KLA-Tencor.

Preferred Stock

As of March 16, 2018, there were no shares of KLA-Tencor preferred stock outstanding. Under the KLA-Tencor Charter, the KLA-Tencor Board may direct the issuance of up to 1,000,000 shares of preferred stock in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, that may be fixed or designated by the KLA-Tencor Board without any further vote or action by the KLA-Tencor stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of KLA-Tencor. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of KLA-Tencor common stock, and such additional shares could be used to dilute the stock ownership or voting rights of persons seeking to obtain control of KLA-Tencor. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of KLA-Tencor common stock, including the loss of voting control to others.

Anti-Takeover Effects

The DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s outstanding voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. KLA-Tencor has not opted out of Section 203 of the DGCL in the KLA-Tencor Charter and is therefore governed by the terms of this provision of the DGCL.

Director Nominations and Stockholder Proposals

The KLA-Tencor Bylaws provide that stockholders may propose business to be brought before a meeting of stockholders or nominate directors only if they provide notice not less than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. However, in the event that no annual meeting was held in the previous year or the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the previous year’s annual meeting, notice by the stockholder must be received no earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting and the 10th day following the date on which the public announcement of the date of such meeting was first made.

Exchange Listing

KLA-Tencor’s common stock is currently listed on the Nasdaq Global Select Market under the symbol “KLAC.”

DESCRIPTION OF ORBOTECH SHARES

The following is a summary of the terms of Orbotech shares, including certain provisions contained in Orbotech’s Memorandum of Association (“Orbotech’s Memorandum”), Orbotech’s Articles and applicable Israeli laws in effect on the date of this proxy statement/prospectus. This summary is qualified by reference to the full text of Orbotech’s Memorandum and Orbotech’s Articles, which are incorporated by reference to Orbotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which is incorporated by reference to this proxy statement/prospectus. For more information about the documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find More Information”.

Orbotech Shares

The registered capital of Orbotech Ltd. is NIS 11,200,000 divided into 80,000,000 ordinary shares (referred to herein as “Orbotech shares”). All issued and outstanding Orbotech shares are fully paid and non-assessable. Holders of Orbotech shares have one vote for each Orbotech share held on all matters to be voted on by Orbotech shareholders, including the election of directors. Orbotech shares do not entitle their holders to preemptive rights. Orbotech’s Memorandum, Orbotech’s Articles and Israeli law do not restrict in any way the ownership or voting of Orbotech shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel.

Subject to the rights of holders of shares with special rights (which may be issued in the future), holders of paid up Orbotech shares are entitled to participate in the payment of dividends and, in the event of a winding-up of Orbotech, in the distribution of assets available for distribution, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividend is being paid or such distribution is being made, without considering any premium those holders might have paid in excess of that nominal value.

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the Orbotech shareholders at a general meeting of Orbotech shareholders at which a quorum is present, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. Orbotech can similarly subdivide issued and outstanding Orbotech shares. Modification or abrogation of the rights of any class of shares requires the written consent of the holders of 75% of the issued shares of such a class or adoption of a resolution passed by a simple majority of those present in person or by proxy and voting at a separate general meeting of the holders of the shares of that class.

Orbotech share certificates registered in the names of two or more persons are deliverable to the person first named in the share register and such delivery shall be deemed sufficient delivery to all co-owners. If two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other. Notices may be given only to the person whose name first appears in the register. If two or more persons jointly hold or are entitled to a share, any one of them may give effectual receipt for any dividend payable or property distributable in respect of such share.

Orbotech Board of Directors

Election of Directors. Under Orbotech’s Articles, all of the directors of Orbotech (except for external directors whose term is determined in accordance with applicable law) are elected by Orbotech shareholder resolution at each annual general meeting of Orbotech shareholders, to hold office until the end of the next annual general meeting of Orbotech shareholders and until their successors have been duly elected and qualified or until any such director’s appointment terminates as provided for in the ICL or in Orbotech’s Articles. Directors so elected cannot be removed from office by the Orbotech shareholders until the expiration of their term of office. No benefits are received by the directors upon the expiration of their term of office. Orbotech shares do not have cumulative voting rights. As a result, the holders of Orbotech shares that represent a simple majority of the voting power represented at an Orbotech shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the ICL with respect to the election of external directors.

Dividends

Dividends may be distributed only out of profits available for dividends as determined by the ICL, provided that there is no reasonable concern that the distribution will prevent Orbotech from being able to meet its existing and anticipated obligations when they become due. Generally, under the ICL, the decision to distribute dividends and the amount to be distributed is made by a company’s board of directors. Orbotech’s Articles provide that the Orbotech Board may from time to time declare, and cause Orbotech to pay, such dividends as may appear to it to be justified by the profits of Orbotech and that the Orbotech Board has the authority to determine the time for payment of such dividends and the record date for determining the Orbotech shareholders entitled to receive such dividends, provided the date is not before the date of the resolution to distribute the dividend. Declaration of dividends does not require Orbotech shareholder approval.

Transfer of Shares

Orbotech shares which have been fully paid-up are transferable, by submission of a proper instrument of transfer to Orbotech or its transfer agent together with the certificate of the shares to be transferred and such other evidence, if any, as the Orbotech Board may require to prove the rights of the intending transferor in the transferred shares.

Orbotech Shareholder Meetings

General. Under the ICL and Orbotech’s Articles, an annual general meeting of Orbotech shareholders must be held at least once in every calendar year, not later than fifteen months after the last preceding annual general meeting of Orbotech shareholders, at such time and place as may be determined by the Orbotech Board. The Orbotech Board may, in its discretion, convene additional Orbotech shareholder meetings and, pursuant to the ICL, must convene a special Orbotech shareholder meeting (i) upon the demand of two directors or one-quarter of the directors in office; (ii) upon the demand of the holder or holders of at least five percent of Orbotech’s issued share capital and at least one percent of its voting rights; or (iii) upon the demand of the holder or holders of at least five percent of its voting rights.

All demands for Orbotech shareholder meetings must set forth the items to be considered at that meeting.

Agenda. The agenda for an Orbotech shareholder meeting is determined by the Orbotech Board and must include matters in respect of which the convening of an Orbotech shareholder meeting was demanded as detailed above. Pursuant to the ICL and regulations promulgated thereunder governing the terms of notice and publication of Orbotech shareholder meetings of public companies (the “General Meeting Regulations”), the holder(s) of at least one percent of a company’s voting rights may propose any matter appropriate for deliberation at an Orbotech shareholder meeting to be included on the agenda of an Orbotech shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven days of publicizing the convening of an Orbotech shareholder meeting, or, if Orbotech publishes a preliminary notice at least 21 days prior to publicizing the convening of an Orbotech shareholder meeting stating its intention to convene such meeting and the agenda thereof, within 14 days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and Orbotech’s Articles.

Notice. Pursuant to the ICL and the General Meeting Regulations, Orbotech shareholder meetings generally require prior notice of not less than 21 days and, for certain matters specified in the ICL, not less than 35 days.

Pursuant to Orbotech’s Articles, Orbotech is not required to deliver or serve prior notice of general meetings of Orbotech shareholders or of any adjournments thereof to any Orbotech shareholder. However, Orbotech will publicize the convening of general meetings of Orbotech shareholders in any manner reasonably determined by Orbotech, such as by filing an appropriate periodic report with the SEC, by posting a notice on Orbotech’s website or by publishing in one or more international wire services or in one or more newspapers, and any such publication shall be deemed duly made, given and delivered to all Orbotech shareholders on the date on which it is first made, posted, filed or published in the manner so determined by Orbotech in its sole discretion.

Function. The function of the annual general meeting of Orbotech shareholders is to elect directors in accordance with Orbotech’s Articles, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint auditors and transact any other business which under Orbotech’s Articles or applicable law may be transacted by the Orbotech shareholders of a company in general meeting.

Voting and quorum requirements. The quorum required for either an annual (regular) or an extraordinary (special) general meeting of Orbotech shareholders consists of at least two Orbotech shareholders present in person or by proxy holding shares conferring in the aggregate more than 50% of the voting rights of Orbotech. If an Orbotech shareholder meeting is convened by the Orbotech Board upon the demand of Orbotech shareholders or upon the demand of less than 50% of the directors then in office or directly by such Orbotech shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If an Orbotech shareholder meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or to such other day, time and place as the Orbotech Board may determine and specify in the publication with respect to the Orbotech shareholder meeting and it shall not be necessary to give notice of or publicize such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any Orbotech shareholders present in person or by proxy at such Orbotech shareholder meeting shall constitute a quorum.

Orbotech Shareholder Resolutions. Generally, under the ICL and Orbotech’s Articles, Orbotech shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at an Orbotech shareholder meeting at which a quorum is present and voting unless a different majority is required by law or pursuant to Orbotech’s Articles. The ICL provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors, approving certain transactions, increasing or decreasing the registered share capital and approving most mergers must be made by the shareholders at a general meeting of shareholders. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting of shareholders will be required.

A company such as Orbotech Ltd., incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Israeli Companies Ordinance (New Version) 1983, as amended to being governed by the ICL. These rules provide, among other things, that any amendment to Orbotech’s Memorandum or Orbotech’s Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting of Orbotech shareholders and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting of Orbotech shareholders, unless and until Orbotech amends Orbotech’s Articles in such manner to provide for a different majority. Orbotech’s Articles provide that all Orbotech shareholder resolutions generally require only a simple majority of the votes cast, other than with respect to the amendment or replacement of Orbotech’s Memorandum or Orbotech’s Articles and certain other matters which by law require a different majority, but including with respect to certain actions which, pursuant to Israeli law, would otherwise require a majority of 75% of the votes cast, such as a change of corporate name, an increase in authorized share capital, a consolidation or division of Orbotech’s share capital into shares of larger or smaller nominal value, a cancellation of unissued shares, a reduction of share capital, the creation of new classes, or the modification of the rights of classes, of shares and the approval of mergers.

Changes in Control

Merger. Under the ICL, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. Pursuant to regulations promulgated under the ICL, generally, any matter requiring board approval prior to obtaining shareholder approval must be approved by the board no later than 90 days before the company notifies its shareholders of the convening of the general meeting at which such matter will be brought for approval. Orbotech has complied with this requirement. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the competent Israeli court. Similarly, unless the court determines otherwise, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting (abstentions are disregarded), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including by the relatives of or corporations controlled by these persons. In addition, upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger, if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger and may give other instructions to protect the rights of creditors. Further, a merger can be completed only after all approvals have been submitted to the Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

Special Tender Offer. Subject to certain exceptions provided for in the ICL, an acquisition of shares in a public company must be made by means of a tender offer to the extent that as a result of such acquisition (i) a person will hold 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights, or (ii) the purchaser will hold more than 45% of the voting rights in the company if there is no other holder of more than 45% of the company’s voting rights. This rule does not apply to certain events set forth in the ICL, including a purchase of shares in a ‘private placement’ that receives specific shareholder approval for this purpose. The board of directors must either give the shareholders its opinion as to the advisability of the tender offer or explain why it is unable to do so. The board of directors must also disclose any personal interest of any of its members in the proposed acquisition.

The tender offer may be consummated only if: (i) at least five percent of the company’s voting rights will be acquired; and (ii) the majority of the offerees who responded to the offer accepted the offer, excluding offerees who are controlling shareholders of the offeror, offerees who hold 25% or more of the voting rights in the company or who have a personal interest in accepting the tender offer, or anyone on their behalf or on behalf of the offeror including the relatives of or corporations controlled by these persons.

Full Tender Offer. Under the ICL, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The ICL generally provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. In order that all of the shares that the purchaser offered to purchase be transferred to him by operation of law, one of the following needs to have occurred: (i) the shareholders who declined or did not respond to the tender offer hold less than five percent of the company’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the tender offer accepted the offer; or (ii) the shareholders who declined or did not respond to the tender offer hold less than two percent of the company’s outstanding share capital or of the relevant class of shares.

If the conditions set forth above are not met, the purchaser may not acquire shares of the company from shareholders who accepted the full tender offer to the extent that following such acquisition, the purchaser would own more than 90% of the company’s issued and outstanding share capital or more than 90% of the particular class of shares with respect to which the full tender offer was made.

A shareholder that had his or her shares so transferred, whether he or she accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to petition an Israeli court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, the purchaser may provide in its offer that shareholders who accept the tender offer will not be entitled to such rights.

The above restrictions apply, in addition to the acquisition of shares, to the acquisition of voting power.

Other. In addition, certain provisions of Orbotech’s Memorandum and Orbotech’s Articles may have the effect of rendering more difficult or discouraging an acquisition of Orbotech deemed undesirable by the Orbotech Board. Those provisions include: limiting the ability of Orbotech’s shareholders to convene general meetings of shareholders of Orbotech (as discussed above); controlling procedures for the conduct of Orbotech shareholder and Orbotech Board meetings, including quorum and voting requirements; and the removal of directors.

Furthermore, having at least two external directors, who cannot readily be removed from office, may make it more difficult for Orbotech shareholders who oppose the policies of the Orbotech Board to remove a majority of the then current directors from office quickly. The foregoing may also, in some circumstances, together with the other provisions of Orbotech’s Memorandum, Orbotech’s Articles and Israeli law, deter or delay potential merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of Orbotech, some of which could be deemed by certain Orbotech shareholders to be in their best interests and which could affect the price some investors are willing to pay for Orbotech shares.

COMPARISON OF RIGHTS OF ORBOTECH SHAREHOLDERS AND

KLA-TENCOR STOCKHOLDERS

This section summarizes certain principal differences between the rights of holders of Orbotech shares and those of holders of KLA-Tencor common stock. The following summary of certain provisions of Orbotech’s and KLA-Tencor’s Charter Documents is not a complete statement of the rights of shareholders of either of the two companies nor is it a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the ICL, Orbotech’s Charter Documents, the DGCL and KLA-Tencor’s Charter Documents.

	ORBOTECH LTD.	KLA-TENCOR CORPORATION
Outstanding Capital Stock	Orbotech has outstanding only one class of ordinary shares, NIS 0.14 nominal par value each (referred to as “Orbotech shares”).	KLA-Tencor has outstanding only one class of common stock, par value $0.001 per share. Holders of KLA-Tencor common stock are entitled to all the rights and obligations provided to common stockholders under the DGCL, the KLA-Tencor Charter and the KLA-Tencor Bylaws.

Authorized Capital

The aggregate share capital of Orbotech is 11,200,000 NIS, divided into 80,000,000 Orbotech shares.

As of the date of this proxy statement/prospectus, Orbotech does not have any outstanding shares with preferential rights.

The aggregate number of shares that KLA-Tencor has the authority to issue is 501,000,000 shares, of which 1,000,000 are shares of preferred stock, $0.001 par value, and 500,000,000 are shares of common stock, $0.001 par value.

As of the date of this proxy statement/prospectus, KLA-Tencor does not have outstanding any shares of preferred stock.

Preferred Stock	Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the Orbotech shareholders at a general meeting of Orbotech shareholders. Modification or abrogation of the rights of any class of shares requires the written consent of the holders of 75% of the issued shares of such a class or adoption of a resolution passed by a simple majority of those present in person or by proxy and voting at a separate general meeting of the holders of the shares of that class.	The rights and preferences of holders of KLA-Tencor common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that KLA-Tencor may designate and issue from time to time in its discretion.

Voting Rights

Holders of Orbotech shares have one vote for each Orbotech share held on all matters to be voted on by Orbotech shareholders, including the election of directors.

Holders of Orbotech shares do not have cumulative voting rights.

Each stockholder of record of KLA-Tencor common stock is entitled to one vote for each share held on every matter properly submitted to the stockholders for their vote.

Holders of KLA-Tencor common stock do not have cumulative voting rights.

	ORBOTECH LTD.	KLA-TENCOR CORPORATION

Stock Transfer Restrictions Applicable to Stockholders	None.	None.

Dividends	Dividends may be distributed only out of profits available for dividends as determined by the ICL, provided that there is no reasonable concern that the distribution will prevent Orbotech from being able to meet its existing and anticipated obligations when they become due. Generally, under the ICL, the decision to distribute dividends and the amount to be distributed is made by a company’s board of directors. Orbotech’s Articles provide that the Orbotech Board may from time to time declare, and cause Orbotech to pay, such dividends as may appear to it to be justified by the profits of Orbotech and that the Orbotech Board has the authority to determine the time for payment of such dividends and the record date for determining the Orbotech shareholders entitled to receive such dividends, provided the date is not before the date of the resolution to distribute the dividend. Declaration of dividends does not require Orbotech shareholder approval.

Under Delaware law, subject to any restriction the KLA-Tencor Charter, the KLA-Tencor Board may declare and pay dividends out of (1) surplus of KLA-Tencor which is defined as net assets less statutory capital or (2) if no surplus exists, out of the net profits of KLA-Tencor for the year in which the dividend is declared and/or the preceding year; provided, however, that if the capital of KLA-Tencor has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the KLA-Tencor Board may not declare and pay dividends out of KLA-Tencor’s net profits until the deficiency in the capital has been repaired.

The KLA-Tencor Bylaws provide that the KLA-Tencor Board may declare dividends from time to time in accordance with applicable law.

Number of Directors

Orbotech’s Articles provide that the number of directors shall be not less than three or more than 11, including any external directors. The number of directors shall be determined, from time to time, by a majority of the directors then in office.

There are currently eleven directors serving on the Orbotech Board.

The KLA-Tencor Bylaws provide that the number of directors shall initially be ten and thereafter be fixed from time to time exclusively by the KLA-Tencor Board pursuant to a resolution adopted by a majority of the number of authorized directors.

There are currently ten directors serving on the KLA-Tencor Board.

Election of Directors	Under Orbotech’s Articles, all of the directors of Orbotech (except for external directors whose term is determined in accordance with the ICL) are elected by Orbotech shareholder resolution at each annual general meeting of Orbotech shareholders, to hold office until the end of the next annual general meeting of Orbotech shareholders and until their successors have been duly elected and qualified or until any such director’s	The KLA-Tencor Bylaws provide that, in any uncontested election, directors are elected by a majority of the votes cast by the holders of KLA-Tencor common stock. For purposes of director elections only, “majority of the votes cast” means that the number of shares voted “for” a director must exceed the number of votes cast against that director. However, if as of a date that is 14 days in advance of the date KLA-Tencor files its definitive proxy

	ORBOTECH LTD.	KLA-TENCOR CORPORATION

appointment terminates as provided for in the ICL or in Orbotech’s Articles.

Under the ICL, a public company must have at least two external directors who meet certain independence and non-affiliation criteria. In addition, although not required by Israeli law, Orbotech may classify directors as “independent directors” pursuant to the ICL if they meet certain conditions provided in the ICL.

statement with the SEC the number of nominees exceeds the number of directors to be elected, then the directors shall be elected by plurality vote.

Pursuant to the KLA-Tencor Bylaws, each director holds office for a one-year term expiring at the next annual meeting of stockholders, and until his or her successor is duly elected and qualified, or until his or her death, resignation or removal.

Removal of Directors	Orbotech’s Articles provide that directors cannot be removed from office by the Orbotech shareholders until the expiration of their term of office.	The KLA-Tencor Bylaws provide that any director may be removed, with or without cause, by the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock then entitled to vote generally in the election of directors, voting as a single class at a meeting of stockholders properly called for that purpose.

Vacancies of the Board of Directors	Orbotech’s Articles provide that vacancies on the Orbotech Board, however arising, including as a result of an increase in the number of directors, may be filled by a majority of the directors then in office. Each director appointed as a result of a vacancy shall hold office until the end of the next annual general meeting or until such director’s appointment terminates as provided for in the ICL or due to such director’s death, incompetency, bankruptcy or resignation.

The KLA-Tencor Bylaws provide that vacancies in the board of directors created by removal of a director may be filled by (1) a majority of the directors then in office, though less than a quorum or (2) the stockholders at a special meeting of the stockholders properly called for that purpose, by a vote of the holders of a majority of the shares entitled to vote at such special meeting.

Directors chosen in accordance with clause (1) above shall hold office for the remainder of the full term of the class of directors in which such vacancy occurred and until such director’s successor shall have been duly elected and qualified, or until his or her death, resignation or removal. Directors chosen in accordance with clause (2) above shall hold office for a term expiring at the next annual meeting of stockholders immediately following such director’s election to the board of directors.

Newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of

	ORBOTECH LTD.	KLA-TENCOR CORPORATION
stockholders) may be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office the remainder of the full term of the class of directors in which such new directorship was created or such vacancy occurred and until such director’s successor shall have been duly elected and qualified, or until his or her death, resignation or removal.

Action by Written Consent	The ICL prohibits shareholder action by written consent in public companies such as Orbotech.	The KLA-Tencor Bylaws prohibit stockholder action by written consent.

Advance Notice Requirements for Stockholder Nominations and Other Proposals	Pursuant to the ICL and the General Meeting Regulations, the holder(s) of at least one percent of Orbotech’s voting rights may propose any matter appropriate for deliberation at an Orbotech shareholder meeting to be included on the agenda of an Orbotech shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven days of publicizing the convening of an Orbotech shareholder meeting, or, if Orbotech publishes a preliminary notice at least 21 days prior to publicizing the convening of an Orbotech shareholder meeting stating its intention to convene such meeting and the agenda thereof, within 14 days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and Orbotech’s Articles.

Annual Meetings

The KLA-Tencor Bylaws provide that KLA-Tencor stockholders wishing to propose nominees to serve as directors or bring business before the annual meeting of KLA-Tencor stockholders must provide proper and timely notice in writing to the secretary of KLA-Tencor and any updates or supplements required by the KLA-Tencor Bylaws.

To be timely, the notice with respect to an annual meeting must be received by the secretary of KLA-Tencor not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the previous year’s annual meeting. However, if no annual meeting was held the previous year or the date of the annual meeting is more than 30 days before or 60 days after the anniversary date of the previous year’s annual meeting, notice must be received not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of (i) the 90th day prior to the annual meeting and (ii) the 10th day following the date on which the public announcement of the date of such meeting is first made.

To be in proper form, the notice must set forth:

•   as to the stockholder giving the notice and the beneficial owner, if any, on

ORBOTECH LTD.	KLA-TENCOR CORPORATION

whose behalf the business is being proposed:

•   the name and address of the stockholder proposing such business, and the name and address of the beneficial owner;

•   the class and number of shares which are owned by the stockholder and the beneficial owner as of the date of the notice, and the stockholder’s agreement to notify KLA-Tencor in writing within five business days after the record date for the annual meeting of the class and number of shares owned by the stockholder and the beneficial owner as of the record date for the meeting; and

•   a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such business; and

•   as to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the business is being proposed, as to the beneficial owner:

•   the class and number of shares which are beneficially owned by the stockholder or beneficial owner as of the date of the notice, and the stockholder’s agreement to notify KLA-Tencor in writing within five business days after the record date for the meeting of the class and number of shares of KLA-Tencor beneficially owned by the stockholder or beneficial owner as of the record date for the meeting;

•   a description of any agreement, arrangement or understanding with respect to the business between or among the stockholder or beneficial owner and any other person, including any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of the Exchange Act Schedule 13D and the stockholder’s

ORBOTECH LTD.	KLA-TENCOR CORPORATION

agreement to notify KLA-Tencor in writing within five business days after the record date for the annual meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting; and

•   a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, the stockholder or beneficial owner, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of shares of KLA-Tencor, or increase or decrease the voting power of the stockholder or beneficial owner with respect to shares of KLA-Tencor, and the stockholder’s agreement to notify KLA-Tencor in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting the name and address of each such party.

For director nominations, the notice must also set forth, as to each person whom the stockholder proposes to nominate for election or re-election as a director:

•   the name, age, business address and residence address of such person;

•   the principal occupation or employment of such person;

•   the class and number of shares of KLA-Tencor which are owned by such person, including shares beneficially owned and shares held of record;

•   any other information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the

ORBOTECH LTD.	KLA-TENCOR CORPORATION

Exchange Act (including without limitation such person’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and

•   a written statement executed by such nominee acknowledging that, as a director of KLA-Tencor, such person will owe a fiduciary duty, under the DGCL, exclusively to KLA-Tencor and its stockholders.

Further, at the request of the KLA-Tencor board of directors, any person nominated by a stockholder for election as a director will furnish to the Secretary of KLA-Tencor information required to be set forth in the stockholder’s notice of nomination which pertains to the nominee and such other information as KLA-Tencor may reasonably require to determine the eligibility of the proposed nominee to serve as a director.

As to any other business, the notice must also include, among other things, the following information:

•   a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and the language of any proposed amendment of the bylaws), the reasons for conducting such business at the annual meeting and any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the business is being proposed.

Special Meetings

The KLA-Tencor Bylaws provide that special meetings may be called only by the KLA-Tencor Board. Stockholders may bring business before a special meeting of KLA-Tencor stockholders if and only if the notice of such special meeting provides for

	ORBOTECH LTD.	KLA-TENCOR CORPORATION

business to be brought before the meeting by stockholders.

The KLA-Tencor Bylaws also provide that stockholders may propose nominees to serve as directors before a special meeting of KLA-Tencor stockholders by providing proper and timely notice to the secretary of KLA-Tencor and providing the information for director nominees as set forth above.

Notice of Stockholder Meeting	Pursuant to the ICL and the General Meeting Regulations, Orbotech shareholder meetings generally require prior notice of not less than 21 days and, for certain matters specified in the ICL, not less than 35 days. Pursuant to Orbotech’s Articles, Orbotech is not required to deliver or serve prior notice of general meetings of Orbotech shareholders or of any adjournments thereof to any Orbotech shareholder.

The KLA-Tencor Bylaws provide that notice of each stockholder meeting must be given to each stockholder entitled to vote at such meeting not less than 10 days nor more than 60 days before the date of the meeting.

Such notice shall state the place, date, and time of the meeting.

Amendments to Charter Documents	Orbotech’s Articles provide that all Orbotech shareholder resolutions generally require only a simple majority of the votes cast, other than with respect to the amendment or replacement of Orbotech’s Memorandum or Orbotech’s Articles and certain other matters that by law require a different majority, but including with respect to certain actions which, pursuant to Israeli law, would otherwise require a majority of 75% of the votes cast, such as a change of corporate name, an increase in authorized share capital, a consolidation or division of Orbotech’s share capital into shares of larger or smaller nominal value, a cancellation of unissued shares, a reduction of share capital, the creation of new classes, or the modification of the rights of classes, of shares and the approval of mergers.

The KLA-Tencor Charter provides that KLA-Tencor reserves the right to amend, alter, change or repeal any provision contained in the KLA-Tencor Charter, in the manner prescribed therein or under the DGCL and that all rights conferred upon stockholders are granted subject to such reservation.

The KLA-Tencor Bylaws provide that the KLA-Tencor Board is expressly empowered to adopt, amend or repeal the KLA-Tencor Bylaws. Any adoption, amendment or repeal of the KLA-Tencor Bylaws by the KLA-Tencor Board shall require the approval of a majority of the total number of authorized directors.

The KLA-Tencor Bylaws also provide that KLA-Tencor stockholders shall also have power to adopt, amend or repeal the KLA-Tencor Bylaws by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of KLA-Tencor entitled to vote generally in the election of directors, voting together as a single class.

	ORBOTECH LTD.	KLA-TENCOR CORPORATION

Special Meeting of Stockholders	Orbotech’s Articles provide that the Orbotech Board may whenever it thinks fit convene an extraordinary (special) general meeting, and, as provided in the ICL, it shall be obliged to do so upon (i) the request of two directors or one quarter of the serving directors; (ii) the request of one or more shareholders holding at least five percent of Orbotech’s issued and outstanding share capital and one percent or more of Orbotech voting rights; or (iii) the demand of one or more shareholders holding at least five percent of Orbotech’s voting rights.

The KLA-Tencor Bylaws provide that special meetings may be called only by the KLA-Tencor Board.

Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice of the meeting.

Quorum	The quorum required for either an annual (regular) or an extraordinary (special) general meeting of Orbotech shareholders consists of at least two Orbotech shareholders present in person or by proxy holding shares conferring in the aggregate more than 50% of the voting rights of Orbotech. If an Orbotech shareholder meeting is convened by the Orbotech Board upon the demand of Orbotech shareholders or upon the demand of less than 50% of the directors then in office or directly by such Orbotech shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If an Orbotech shareholder meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or to such other day, time and place as the Orbotech Board may determine and specify in the publication with respect to the Orbotech shareholder meeting and it shall not be necessary to give notice of or publicize such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any Orbotech shareholders present in person or by proxy at such Orbotech shareholder meeting shall constitute a quorum.	The KLA-Tencor Bylaws provide that the presence, in person or represented by proxy, of the holders of a majority of all of the shares entitled to vote at the meeting shall constitute a quorum.

Repurchases / Redemptions of Shares	Orbotech’s Articles provide that Orbotech’s Board may, subject to and in accordance with the provisions of the ICL with respect to distributions, determine to repurchase Orbotech shares. Repurchased shares shall be deemed dormant shares and shall not	Under Delaware law, KLA-Tencor may purchase, redeem and dispose of its own shares, except that it may not purchase or redeem its shares if the capital of KLA-Tencor is impaired or would become impaired as a result of the redemption.

	ORBOTECH LTD.	KLA-TENCOR CORPORATION

confer upon Orbotech any rights with respect to such shares.

Subject to certain provisions of the ICL with respect to distributions, subsidiaries or other entities controlled by Orbotech may acquire Orbotech shares. In such event, such shares shall not confer upon the holder thereof any voting rights.

Orbotech may, subject to the provisions of the ICL, issue redeemable shares and redeem them.

However, at any time, KLA-Tencor may purchase or redeem any of its shares that are entitled upon any distribution of assets to a preference over another class of its stock or, if no shares entitled to such a preference are outstanding, any of its own shares, if these shares will be retired upon acquisition or redemption, thereby reducing the capital of KLA-Tencor.

Exemption and Limitation of Personal Liability of Directors and Officers	Orbotech’s Articles provide that Orbotech may, subject and pursuant to the provisions of the ICL, to the fullest extent permitted by law, exempt and release Orbotech directors and officers from and against all liability for monetary or other damages due to or arising or resulting from, a breach of such director’s or officer’s duty of care to Orbotech.	The KLA-Tencor Charter provides, to the fullest extent permitted by the DGCL, no director of KLA-Tencor shall be liable to KLA-Tencor or its stockholders for breach of fiduciary duty as a director.

Indemnification of Directors and Officers	Orbotech’s Articles provide that Orbotech may, subject and pursuant to the provisions of the ICL, indemnify and insure a director or officer of Orbotech for all liabilities and expenses incurred by him arising from or as a result of any act (or omission) carried out by him as a director or officer of Orbotech and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by law.

The KLA-Tencor Bylaws require KLA-Tencor to indemnify each director and officer of KLA-Tencor to the fullest extent permitted by the DGCL.

The KLA-Tencor Bylaws provide that KLA-Tencor may indemnify employees other than officers or directors and agents of KLA-Tencor to the fullest extent authorized by the DGCL.

Certain Business Combination Restrictions	Under the ICL, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the competent Israeli court. Similarly, unless the court determines otherwise, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting (abstentions are disregarded), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf,

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger or consolidation or sale of substantially all of a corporation’s assets or dissolution requires the approval of the board of directors, and approval by the vote of the holders of a majority of the outstanding stock entitled to vote on that matter. The KLA-Tencor Charter may require a vote of a larger portion of the stock for the events described above as follows:

Except when approved by a majority of the Continuing Directors (as defined in the KLA-Tencor Charter) at a meeting at which a Continuing Director Quorum (as defined in the KLA-Tencor Charter) is present, the

ORBOTECH LTD.	KLA-TENCOR CORPORATION

including by the relatives of or corporations controlled by these persons. In addition, upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger and may give other instructions to protect the rights of creditors. Further, a merger can be completed only after all approvals have been submitted to the Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

Subject to certain exceptions provided for in the ICL, an acquisition of shares in a public company must be made by means of a tender offer to the extent that as a result of such acquisition (i) a person will hold 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights, or (ii) the purchaser will hold more than 45% of the voting rights in the company if there is no other holder of more than 45% of the company’s voting rights. This rule does not apply to certain events set forth in the ICL, including a purchase of shares in a ‘private placement’ that receives specific shareholder approval for this purpose.

Under the ICL, a person may not acquire shares in a public company if, after the acquisition, the person will hold more than 90% of the shares or more than 90% of any particular class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The ICL generally provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a particular class of shares, that shareholder shall be precluded from purchasing any additional shares.

affirmative vote of the holders of at least 80% of the then outstanding shares of capital stock of the corporation authorized to be issued is required for certain transactions with Interested Stockholders (as defined in the KLA-Tencor Charter).

Section 203 of the DGCL protects publicly-traded Delaware corporations, such as KLA-Tencor, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquiror has gained a significant holding in KLA-Tencor.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither the KLA-Tencor Charter nor the KLA-Tencor Bylaws contain this election. Therefore, KLA-Tencor is governed by Section 203 of the DGCL.

APPRAISAL RIGHTS

Under Israeli law, holders of Orbotech shares are not entitled to statutory appraisal rights in connection with the Merger.

OTHER MATTERS

Orbotech is unaware at this time of any other matters that will come before the meeting. If any other matters properly come before the meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Orbotech shares represented by executed and unrevoked proxies will be voted in accordance with such judgment.

LEGAL MATTERS

The validity of the shares of KLA-Tencor common stock to be issued pursuant to the Merger Agreement will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to KLA-Tencor.

EXPERTS

KLA-Tencor

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to KLA-Tencor Corporation’s Annual Report on Form 10-K for the year ended June 30, 2017, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Orbotech

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Orbotech Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017 have been so incorporated in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of PricewaterhouseCoopers International Limited, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

KLA-Tencor files annual, quarterly and current reports, proxy statements and other information and Orbotech files annual and periodic reports and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including KLA-Tencor and Orbotech, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult KLA-Tencor’s or Orbotech’s website for more information about KLA-Tencor or Orbotech, respectively. KLA-Tencor’s website is www.kla-tencor.com. Orbotech’s website is www.orbotech.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

KLA-Tencor has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the issuance of shares of KLA-Tencor common stock to Orbotech shareholders pursuant to the Merger Agreement. The registration statement, including the attached exhibits, contains additional relevant information about KLA-Tencor and KLA-Tencor common stock. The rules and regulations of the SEC allow KLA-Tencor and Orbotech to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows KLA-Tencor and Orbotech to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below and any future filings made by KLA-Tencor and/or Orbotech with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any reports on Form 20-F and certain reports on Form 6-K that Orbotech furnishes to the SEC after the date of this proxy statement/prospectus and prior to the meeting (if they state that they are incorporated by reference into this proxy statement/prospectus). These documents contain important information about KLA-Tencor, Orbotech, each of their respective financial condition and other matters.

•	KLA-Tencor’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 filed with the SEC on August 4, 2017;

•	KLA-Tencor’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 27, 2017;

•	KLA-Tencor’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2017 filed with the SEC on January 26, 2018;

•	KLA-Tencor’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 filed with the SEC on April 27, 2018;

•	KLA-Tencor’s Current Report on Form 8-K filed with the SEC on February 1, 2018;

•	KLA-Tencor’s Current Report on Form 8-K filed with the SEC on February 14, 2018;

•	KLA-Tencor’s Current Report on Form 8-K filed with the SEC on March 19, 2018;

•	KLA-Tencor’s Current Report on Form 8-K filed with the SEC on May 3, 2018;

•	KLA-Tencor’s Current Report on Form 8-K filed with the SEC on May 11, 2018;

•	KLA-Tencor’s Current Report on Form 8-K filed with the SEC on June 4, 2018;

•	Orbotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on February 23, 2018;

•	Orbotech’s Report on Form 6-K filed with the SEC on March 21, 2018;

•	Exhibit 99.2 furnished as part of Orbotech’s Report on Form 6-K furnished to the SEC on May 9, 2018;

•	Orbotech’s Report on Form 6-K filed with the SEC on May 11, 2018;

•	Exhibit 99.1 furnished as part of Orbotech’s Report on Form 6-K furnished to the SEC on May 16, 2018; and

•	Orbotech’s Report on Form 6-K furnished to the SEC on May 17, 2018, as amended.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Orbotech will provide you with copies of these documents, without charge, upon written or oral request to:

Orbotech Ltd.

Michael Havin, Corporate Secretary

Tel: + 972-8-9423622

Fax: + 972-8-9438769

Email: michael.havin@orbotech.com

Address: P. O. Box 215, Yavne 8110101, Israel

In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated June 7, 2018. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither our making available of this proxy statement/prospectus to Orbotech shareholders nor the issuance by KLA-Tencor of shares of common stock pursuant to the Merger Agreement will create any implication to the contrary.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

KLA-TENCOR CORPORATION

TIBURON MERGER SUB TECHNOLOGIES LTD.

and

ORBOTECH LTD.

Dated March 18, 2018

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger (this “Agreement”) is dated March 18, 2018, among KLA-Tencor Corporation, a Delaware corporation (“Parent”), Tiburon Merger Sub Technologies Ltd., a company organized under the Laws of the State of Israel and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Orbotech Ltd., a company organized under the Laws of the State of Israel (the “Company,” and together with Parent and Merger Sub, the “Parties”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

RECITALS

A. The Parties intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become an indirect wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

B. It is proposed that upon the consummation of the Merger, each Ordinary Share, nominal (par) value NIS 0.14 per share, of the Company (each, a “Company Share”), that is then issued and outstanding will thereupon be cancelled and converted into the right to receive (i) cash, without interest, in an amount equal to $38.86 (the “Cash Merger Consideration”) and (ii) 0.25 of a share of Parent Common Stock (as defined below) (the “Stock Merger Consideration,” and, together with the Cash Merger Consideration, the “Merger Consideration”), all upon the terms and subject to the conditions set forth herein.

C. The Board of Directors of the Company (the “Company Board”) unanimously has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable; (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iv) resolved to recommend that the Company shareholders approve this Agreement, the Merger and the other transactions contemplated hereby, all upon the terms and subject to the conditions set forth herein (the “Company Board Recommendation”).

D. The boards of directors of Parent and Merger Sub have (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and are fair to and in the best interests of the Parent and Merger Sub and their stockholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein.

AGREEMENT

The Parties therefore agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options, the Company 102 Restricted Shares, the Company 102 Restricted Share Units and the Company 102 Shares.

(b) “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest from any Third Party relating to any Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition by any Third Party, directly or indirectly, of fifteen percent (15%) or more of the outstanding Company Shares, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Third Party beneficially owning (as defined under Section 13(d) of the Exchange Act) fifteen percent (15%) or more of the Company Shares; or (ii) any acquisition by any Third Party, directly or indirectly, of fifteen percent (15%) or more of the assets (including equity securities of the Company’s Subsidiaries) of the Company (on a consolidated basis with its Subsidiaries), measured at the fair market value thereof as of the last day of the Company’s last fiscal year, in the case of each of clause (i) and (ii), whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions.

(d) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(e) “Antitrust Laws” means applicable U.S. and non-U.S. federal, state, local, regional, supranational or other antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

(f) “Applicable Law” means, with respect to any Person, any Law that is binding upon or applicable to such Person.

(g) “Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2017.

(h) “Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco or banking corporations in Israel (pursuant to the directives of the Bank of Israel) are authorized or required by Applicable Law to be closed.

(i) “Business Facility” means any property including the land, improvements, soil, soil gas, indoor air, groundwater, and surface water that is or at any time has been owned, operated, occupied, controlled or leased by a Party or its Subsidiaries in connection with the operation of their respective businesses.

(j) “Cash Equivalent Consideration” means the sum of (1) the Cash Merger Consideration plus (2) the product obtained by multiplying (A) the Stock Merger Consideration by (B) the Parent Average Closing Price.

(k) “Code” means the Internal Revenue Code of 1986, as amended.

(l) “Company 102 Options” means any Company Options granted under Section 102 of the Ordinance.

(m) “Company 102 Restricted Shares” means any Company Restricted Shares granted under Section 102 of the Ordinance.

(n) “Company 102 Restricted Share Units” means any Company Restricted Share Units granted under Section 102 of the Ordinance.

(o) “Company Board Recommendation Change” means that the Company Board (or any committee thereof) shall (i) fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation; or (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal.

(p) “Company Compensatory Awards” means Company Options, Company Restricted Shares, and Company Restricted Share Units.

(q) “Company IP” means all of the Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(r) “Company Options” means any options to purchase Company Shares outstanding, whether granted under any of the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted.

(s) “Company Plans” means the Equity Remuneration Plan for Key Employees of the Company and its Affiliates and Subsidiaries (as amended and restated in 2005), the Company 2010 Equity-Based Incentive Plan, the Company 2015 Equity-Based Incentive Plan, and the Company Directors Annual Equity Award Plan.

(t) “Company Products” means any and all items, products and services, in each case other than Off-the-Shelf Software that is not Company Technology, marketed, sold, licensed, provided or distributed by the Company and its Subsidiaries, and refers also to (i) all associated documentation and (ii) all currently supported versions thereof, and works under development as of the date hereof and that the Company expects or intends to make available commercially within twelve (12) months following the date hereof.

(u) “Company Restricted Shares” means any Company Shares subject to vesting or other lapse restrictions (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

(v) “Company Restricted Share Unit” means any unit or award granted (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) pursuant to which the holder thereof is or may become entitled to acquire one or more Company Shares or the cash equivalent thereof.

(w) “Company Shareholders” means holders of Company Shares.

(x) “Company Technology” means Technology for which the underlying Intellectual Property Rights are Company IP.

(y) “Confidential Technology” means Source Code and other Technology embodied in or related to the Company Products or the Parent Products, as applicable, that is preserved as a Trade Secret or is otherwise confidential.

(z) “Continuing Employees” means all employees of the Company or its Subsidiaries who are employed by the Company or its Subsidiaries immediately prior to the Effective Time, who continue their employment from and after the Effective Time with the Parent or any Subsidiary of Parent (including, after the Effective Time, the Company and its Subsidiaries) or, outside the U.S., who remain or become as of the Effective Time employees of the Company, its Subsidiaries, Parent or any Subsidiary of Parent as required by Applicable Law.

(aa) “Contract” means any contract, subcontract, agreement, binding commitment, note, bond, mortgage, indenture, lease, license, sublicense, franchise or other legally binding instrument, obligation or arrangement, whether oral or in writing.

(bb) “DOJ” means the United States Department of Justice, or any successor thereto.

(cc) “DOL” means the United States Department of Labor, or any successor thereto.

(dd) “Effective Time Holder” means a Company Shareholder as of immediately prior to the Effective Time.

(ee) “Employee Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) all other employment, consulting and independent contractor agreement, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreement, contracts, policies or arrangements (whether or not in writing) maintained or contributed to for the benefit of or relating to any current or former employee, consultant or independent contractor or director of the Company, any of its Subsidiaries or any ERISA Affiliate, or with respect to which the Company or any of its Subsidiaries has or may have any Liability; provided, however, the term “Employee Plans” shall not include any plan, program, agreement, contract, policy or arrangement mandated by Applicable Law.

(ff) “Environmental Law” means any Applicable Law that relates to pollution, protection of human health or safety (as it relates to exposure to hazardous or toxic substances) or the environment, or that prohibits, regulates or controls any Hazardous Material or any Hazardous Material Activity, including the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the United States Resource Recovery and Conservation Act of 1976, the United States Federal Water Pollution Control Act, the United States Clean Air Act, the United States Hazardous Materials Transportation Act, the United States Clean Water Act, the United States Occupational Safety and Health Act, the European Union Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE Directive”), the European Union (“E.U.”) Directives 2002/95/EC and 2011/65/EU on the restriction on the use of hazardous substances (collectively, the “E.U. RoHS Directives”), the Chinese Administrative Measures on the Control of Pollution Caused by Electronic Information Products (“China RoHS”), the European Commission Regulation 1907/2006 (“REACH”), and other similar Applicable Laws.

(gg) “Environmental Permit” means any approval, permit, registration, certification, license, clearance or consent required to be obtained from any private person or any Governmental Entity with respect to a Hazardous Materials Activity that is or was conducted by the Company or any of its Subsidiaries or by Parent or any of its Subsidiaries, as applicable.

(hh) “ERISA” means the United States Employee Retirement Income Security Act of 1974, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(ii) “ERISA Affiliate” means any Person under common control with the Company or that, together with the Company or any of its Subsidiaries, would be treated as a single employer with the Company or any of its Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code and the regulations promulgated thereunder.

(jj) “Exchange Act” means the United States Securities Exchange Act of 1934.

(kk) “Exchange Ratio” means the sum of: (i) the Stock Merger Consideration plus (ii) the quotient obtained by dividing (A) the Cash Merger Consideration by (B) the Parent Average Closing Price.

(ll) “Form S-4” means the registration statement on Form S-4 to be filed by Parent with the SEC in connection with the issuance by Parent of the Stock Merger Consideration.

(mm) “FTC” means the United States Federal Trade Commission, or any successor thereto.

(nn) “Government Grant” means any grant, incentive, subsidy, award, participation, exemption, status or other benefit from any Governmental Entity granted to, provided to, or enjoyed by the Company or Parent, as applicable, including by or on behalf of or under the authority of the OCS, the Investment Center or the BIRD Foundation, as applicable.

(oo) “Governmental Entity” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether U.S., Israeli or other.

(pp) “Hazardous Material” means (i) petroleum and petroleum products, including crude oil and any fractions thereof, natural gas, synthetic gas and any mixtures thereof, polychlorinated biphenyls, friable asbestos, ozone-depleting substances and radon and (ii) any other material, chemical, emission, substance or waste for which liability or standards of conduct are imposed or that has been regulated, by any applicable Governmental Entity on the basis of being radioactive, toxic, hazardous, a pollutant or a contaminant.

(qq) “Hazardous Materials Activity” means the transportation, transfer, recycling, collection, labeling, packaging, storage, use, treatment, manufacture, removal, disposal, remediation, release, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material.

(rr) “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(ss) “Innovation Law” shall mean the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 (formerly known as the Israeli Encouragement of Research and Development in Industry Law, 1984), and all rules and regulations thereunder.

(tt) “Intellectual Property Rights” means the rights associated with or arising out of any of the following: (i) U.S., E.U., Israeli and other patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof (“Patents”); (ii) trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable) (“Trade Secrets”); (iii) U.S., E.U., Israeli and other copyrights, mask work rights and all other rights with respect to works of authorship, and all registrations thereof and applications therefor (“Copyrights”); (iv) trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (“Trademarks”); (v) Internet domain name registrations (“Domain Names”); and (vi) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

(uu) “International Employee Plan” means any Employee Plan that is maintained in any non-U.S. jurisdiction.

(vv) “Intervening Event” means any material Effect occurring, arising or coming to the attention of the Company Board after the date of this Agreement and prior to obtaining the Requisite Shareholder Approval, and that was not known to the Company Board or Company management as of or prior to the date of this Agreement or, if known, the probability or magnitude of the consequences were not known. “Intervening Event” shall exclude any Effect related to: (i) any Acquisition Proposal; (ii) the fact that the Company meets or exceeds published analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause of such fact may be taken into consideration); (iii) the failure of Parent to meet or exceed published analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause of such failure may be taken into consideration); or (iv) any change in the market price or change in the trading volume of the Company Shares or the shares of Parent Common Stock, in and of itself (it being understood that the underlying cause of any such change may be taken into consideration).

(ww) “Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy (previously, the Ministry of Industry Trade and Labor).

(xx) “IRS” means the United States Internal Revenue Service, or any successor thereto.

(yy) “knowledge” of the Company means the actual knowledge of each executive officer of the Company set forth in Section 1.1(yy) of the Company Disclosure Letter.

(zz) “knowledge” of Parent means the actual knowledge of each executive officer of Parent set forth in Section 1.1(zz) of the Parent Disclosure Letter.

(aaa) “Law” means international, national, federal, state, local, municipal or other law (statutory, common or otherwise), constitution, treaty, convention, resolution, ordinance, directive, code, edict, decree, rule, regulation, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case as amended, unless expressly specified otherwise.

(bbb) “Legal Proceeding” means any action, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, public or private), hearing, audit, examination or investigation by or before any Governmental Entity or any arbitrator or arbitration panel.

(ccc) “Liabilities” means any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under U.S. GAAP).

(ddd) “Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(eee) “Material Adverse Effect” with respect to any Person means any fact, event, violation, condition, occurrence, inaccuracy, circumstance, change, development, effect or other matter (any such item, an “Effect”) that, individually or when taken together with all other Effects that exist or have occurred prior to or at the date of determination of the occurrence of the Material Adverse Effect, is or would reasonably be expected to (i) be materially adverse to the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; or (ii) prevent, materially delay or materially impair the ability of such Person or its Subsidiaries to consummate the transactions contemplated by this Agreement in accordance with the terms hereof, it being understood that, solely with respect to clause (i) above, in no event shall any Effect resulting from any of the following, either alone or in combination, be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (A) general economic conditions in the United States, Israel or any other country or region in the world; (B) general conditions in the industries in which such Person or any of its Subsidiaries conduct business; (C) changes in foreign exchange and currency rates (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a Person’s results of operations); (D) changes in U.S. GAAP or other accounting standards (or the interpretation thereof) or changes in Law or other legal or regulatory conditions (or the interpretation thereof); (E) political conditions (or changes in such conditions) in Israel, the U.S. or any other country or region in the world, or acts of war (whether declared or not declared), armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the U.S. or any other country or region in the world; (F) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in Israel, the U.S. or any other country; (G) the public announcement of discussions among the Parties regarding a potential Merger, the public announcement, execution, delivery or performance of this Agreement, or the identity of Parent and Merger Sub; (H) with respect to the Company, any of the matters disclosed in Section 1.1 of the Company Disclosure Letter or the impacts thereof; (I) any actions (or omissions) such Person has taken (or not taken) with the consent of the other Party or as required to comply with the terms of this Agreement (other than actions required solely by Section 5.1 (in the case of the Company) without giving effect to any consent thereunder, and actions required solely by Section 5.3 (in the case of Parent) without giving effect to any consent thereunder); (J) any failure by such Person to meet published analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause of any such failure may be taken into consideration); (K) any decline in the market price or change in the trading volume of the Company Shares (with respect to the Company) or the shares of Parent Common Stock (with respect to Parent), in and of itself (it being understood that the underlying cause of any such failure may be taken into consideration) or (L) any Legal Proceeding made or brought by any of the current or former stockholders of the Company or Parent (on their own behalf or on behalf of the Company or Parent) against the Company or Parent arising out of the Merger or in connection with the transactions contemplated by this Agreement, except, in the case of each of clauses (A) through (F), to the extent such Effects disproportionately affect such Person and its Subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size in the same industries and geographies in which such Person operates.

(fff) “Nasdaq” means the Nasdaq Global Select Market.

(ggg) “Net Share” means, with respect to a Cancelled Option, the quotient obtained by dividing (i) the product of (A) the excess, if any, of the Cash Equivalent Consideration over the per share exercise price of such Cancelled Option, multiplied by (B) the number of Company Shares subject to such Cancelled Option, by (ii) the Cash Equivalent Consideration.

(hhh) “Object Code” means computer software, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

(iii) “OCS” means the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

(jjj) “OCS Notice” means the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger required to be submitted to the OCS in connection with the Merger in accordance with the Innovation Law.

(kkk) “Off-the-Shelf Software” means any Software generally available non non-discriminatory terms.

(lll) “Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ or assessment issued, enacted, adopted, promulgated or applied by any Governmental Entity or arbitrator that is binding on or applicable to such Person or its property under Applicable Law.

(mmm) “Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder.

(nnn) “Parent Average Closing Price” means the volume-weighted average of the trading prices on the Nasdaq of shares of Parent Common Stock (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) for the ten (10) most recent days ending on (and including) the last trading day immediately prior to the date on which the Effective Time occurs.

(ooo) “Parent Balance Sheet” means the audited consolidated balance sheet of Parent and its Subsidiaries as of June 30, 2017.

(ppp) “Parent Common Stock” means shares of common stock, par value $0.001 per share, of Parent.

(qqq) “Parent IP” means all of the Intellectual Property Rights owned by Parent or any of its Subsidiaries.

(rrr) “Parent OCS Undertaking” means the written undertaking to be bound by and to comply with the provisions of the Innovation Law that Parent is required to execute and deliver to the OCS in connection with the Merger.

(sss) “Parent Products” means any and all items, products and services, in each case other than Off-the-Shelf Software that is not Parent Technology, marketed, sold, licensed, provided or distributed by Parent and its Subsidiaries, and refers also to (i) all associated documentation, and (ii) all currently supported versions thereof, and works under development as of the date hereof and that Parent expects or intends to make available commercially within twelve (12) months following the date hereof.

(ttt) “Parent Restricted Stock Unit” means any unit or award granted (whether granted by Parent pursuant to the Parent Stock Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted) (i) denominated in units, and (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more Parent Common Stock or the cash equivalent thereof upon such holder’s continued service with or employment by Parent or any of its Subsidiaries and/or upon the satisfaction or attainment of one or more performance milestones.

(uuu) “Parent Stock Plans” means the Parent 2004 Equity Incentive Plan (as amended and restated as of August 7, 2014) and the 1998 Outside Director Option Plan.

(vvv) “Parent Technology” means Technology for which the underlying Intellectual Property Rights are Parent IP.

(www) “Permitted Liens” means (i) Liens disclosed on the Balance Sheet or the Parent Balance Sheet, as applicable, or notes thereto; (ii) Liens for Taxes not yet due and payable or Taxes being contested in good faith through appropriate proceedings and for which accruals or reserves have been established in accordance with U.S. GAAP on the Financial Statements; (iii) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like liens or other similar encumbrances arising or incurred in the ordinary course of business; (iv) Liens required pursuant to (A) with respect to the Company, the credit agreement entered into by SPTS Technologies Group Limited in order to secure the obligations thereunder and (B) with respect to Parent, Parent’s revolving credit agreement in order to secure the obligations thereunder, if any; (v) Liens that would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used; (vi) statutory or common law Liens to secure landlords, lessors or renters under leases or rental agreements; (vii) Liens imposed on the underlying fee interest in leased real property; (viii) any zoning, land use, covenants, conditions and restrictions, matters that would be shown by a real property survey or similar matters affecting the Company’s or Parent’s real property, as applicable; (ix) restrictions on transferability of securities imposed by applicable securities Laws; (x) in respect of Intellectual Property Rights, non-exclusive licenses granted in the ordinary course of business, consistent with past practice; or (xi) Liens pursuant to any Government Grant, including pursuant to the Innovation Law or any predecessor or successor thereof.

(xxx) “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(yyy) “Public Software” means any Software that is distributed or made available under the terms of a license that meets the definition of “Open Source” promulgated by the Open Source Initiative (“OSI”), available online at http://www.opensource.org/osd.html, or that is otherwise OSI-approved or categorized by the Free Software Foundation as free (each, an “Open Source License”).

(zzz) “Registered IP” means all United States, Israeli, international and other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority, including Patents, registered Trademarks, registered Copyrights, and Domain Names.

(aaaa) “Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

(bbbb) “Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002.

(cccc) “SEC” means the United States Securities and Exchange Commission.

(dddd) “Securities Act” means the United States Securities Act of 1933.

(eeee) “Securities Law” means the Israeli Securities Law, 1968.

(ffff) “Senior Management” means the positions set forth in Section 1.1(ffff) of the Company Disclosure Letter.

(gggg) “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code or Object Code and (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

(hhhh) “Source Code” means computer software and code, in a form other than Object Code or machine readable form, that is stored or otherwise accessible in human readable form and designed or intended to be compiled into binary executable form prior to execution.

(iiii) “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

(jjjj) “Superior Proposal” means any bona fide, written Acquisition Proposal (with references to 15% in the definition thereof being deemed to be replaced with references to 50%), with respect to which the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions, potential time delays or other risks to consummation), as well as any counter-offer or proposal made by Parent pursuant hereto) that the proposed Acquisition Transaction is (a) more favorable to the Company and the Company’s shareholders, from a financial point of view, than the transactions contemplated by this Agreement, including the Merger (or any counter-offer or proposal made by Parent or any of its Affiliates pursuant hereto), and (b) reasonably capable of being completed, in the case of each of clause (a) and (b), taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the identity and financial capability of the Third Party making such Acquisition Proposal.

(kkkk) “Tax” means any and all taxes, assessments and other governmental charges, duties, impositions and liabilities in the nature of a tax, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(llll) “Tax Returns” means all returns, declarations, estimates, reports, statements and other documents filed or required to be filed in respect of any Taxes, including any amendments thereof or attachments thereto.

(mmmm) “Technology” means all tangible items related to, constituting, disclosing or embodying any or all of the following: any technology, information, know how, works of authorship, trade secrets, ideas, improvements, discoveries, inventions (whether or not patented or patentable), proprietary and confidential information, including technical data, show how, techniques, design rules, algorithms, routines, models, plans, methodologies, Software, firmware, computer programs (whether Source Code or Object Code), files, formulas, records, compilations, including any and all data and collections of data, databases processes, prototypes, schematics, netlists, test methodologies, development work and tools.

(nnnn) “Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives, or the Company or any of its Affiliates or Representatives.

(oooo) “Triggering Event” shall be deemed to have occurred if, prior to obtaining the Requisite Shareholder Approval, any of the following shall have occurred: (i) the Company shall have willfully breached (or be deemed, pursuant to the terms thereof, to have willfully breached) Section 6.1 or 6.2 in any material respect (without regard to whether such breach results in an Acquisition Proposal); (ii) the Company Board shall have for any reason effected a Company Board Recommendation Change; (iii) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement; (iv) the Company Board (or any committee thereof) shall have for any reason approved, or recommended that the shareholders of the Company approve, any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal), (v) the Company shall have executed or entered into any letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement contemplated by Section 6.1(b)), contemplating or otherwise relating to an Acquisition Transaction; (vi) if an Acquisition Proposal (other than an Acquisition Proposal which is a tender offer, which shall be governed by clause (viii)) has been publicly announced, the Company Board shall have failed to unconditionally reaffirm (publicly, if so requested by Parent or Merger Sub) the Company Board Recommendation within five (5) Business Days after Parent or Merger Sub delivers to the Company a request in writing to do so (other than during a Superior Proposal Notice Period or an Intervening Event Notice Period and except that the Company shall not be required to reaffirm the Company Board Recommendation more than twice in response to a single Acquisition Proposal (with any publicly announced material modifications thereto constituting a separate Acquisition Proposal)); (vii) other than in the case where an Acquisition Proposal has been publicly announced, the Company Board shall have failed to unconditionally reaffirm (publicly, if so requested by Parent or Merger Sub) the Company Board Recommendation within five (5) Business Days after Parent or Merger Sub delivers to the Company a request in writing to do so (other than during a Superior Proposal Notice Period or an Intervening Event Notice Period), with Parent and Merger Sub permitted to make such a request (in the absence of an Acquisition Proposal) up to three times; or (viii) the Company Board shall have failed to unconditionally recommend against acceptance of any tender offer or exchange offer for Company Shares within ten (10) Business Days after the commencement of such offer.

(pppp) “U.S. GAAP” means generally accepted accounting principles, as applied in the United States.

(qqqq) “Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent (and, to the extent any such certificate or ruling is received prior to the Closing, the Company), that is applicable to the payments to be made to any Company Shareholder pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli Law with respect to such payment or providing other instructions regarding such payment or withholding (including the deferral of any withholding or other Tax or the transfer of the withholding Tax amount to a trustee). For purposes of this definition, each of the Withholding Tax Ruling, the 104H Tax Ruling and the Options Tax Ruling (and the Interim Option Tax Ruling, if applicable) will be considered a Valid Tax Certificate, if they include such instructions, and if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

(rrrr) “WARN” means the United States Worker Adjustment Retraining Notification Act of 1988.

(ssss) “Warranties” means all obligations to service, repair (including, without limitation, to provide fixes to program errors), replace, credit, refund and other obligations based upon or arising out of express and implied warranties made or deemed made in connection with the provision, license or sale of Company Products.

1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement in which such terms are defined, for reference purposes as set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	2.8(d)(i)
104H Tax Ruling	6.19(c)
2017 Annual Report	Article III
Agreement	Preamble
Annual Premium	6.17(b)
Anti-Bribery Laws	3.24
Antitrust Restraint	6.7(d)
Assets	3.20

Term	Section Reference
Assumed Option	6.14(c)(ii)
Assumed RSA	6.14(b)
Assumed RSU	6.14(a)
Benefits Continuation Period	6.16(b)
Cancelled Option	6.14(c)(i)
Cancelled RSU	6.14(a)
Cancelled RSU Amount	6.14(a)
Capitalization Representation	7.2(a)
Cash Merger Consideration	Recitals
Certificate of Merger	2.2
Certificates	2.8(c)(i)
Charter Documents	3.1
Claim	6.17(d)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreements	3.18(a)
Companies Registrar	2.2
Company	Preamble
Company 102 Compensatory Awards	2.8(d)(i)
Company 102 Shares	2.8(b)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	1.4
Company IP Agreements	3.21(c)
Company Registered IP	3.21(a)
Company Restricted Share Amount	6.14(b)
Company SEC Reports	3.6(a)
Company Securities	3.4(d)
Company Share	Recitals
Company Shareholders’ Meeting	6.3
Confidentiality Agreement	6.12
Consent	3.5(b)
D&O Insurance	6.17(b)
Debt Financing	6.11(a)
Effective Time	2.2
Electing Holder	6.19(c)
Electronic Delivery	9.12
Exchange Fund	2.8(b)
Exchange Fund Agent	2.8(b)
FCPA	3.24
Financing Deliverables	6.11(h)
Financing Information	6.11(h)
Financing Sources	6.11(h)
Funded International Employee Plan	3.17(b)
ICL	Recitals
Igud Mekarkein	3.15(l)
Inbound License	3.21(c)
Indemnified Parties	6.17(a)
Information Agent	2.8(a)
Insured Parties	6.17(b)
Interim Option Tax Ruling	6.19(a)

Term	Section Reference
Intervening Event Notice Period	6.2(d)
Investment Center Approval	3.5(b)
ISA Offering No-Action	6.6(a)
Israeli Prospectus	6.6(b)
ITA	2.13(a)
Labor Organization	3.18(a)
Leased Real Property	3.19(b)
Leases	3.19(b)
Letter of Transmittal	2.8(c)(i)
Material Contract	3.10(a)
Merger	Recitals
Merger Consideration	Recitals
Merger Proposal	6.4(a)(i)
Merger Proposal Submission Date	6.4(a)(iii)
Merger Sub	Preamble
Non-U.S. Employees	3.17(k)
Option Consideration	6.14(c)(i)
Option Tax Ruling	6.19(a)
Outbound License	3.21(c)
Owned Real Property	3.19(a)
Parent	Preamble
Parent Capitalization Representation	7.3(a)
Parent Charter Documents	4.1
Parent Disclosure Letter	1.5
Parent Preferred Stock	4.6(a)
Parent SEC Reports	4.7(a)
Parent Securities	4.6(b)
Parent Specified Representations	7.3(a)
Parties	Preamble
Paying Agent	2.8(a)
Paying Agent Agreement	2.8(a)
Payor	2.13(a)
Permits	3.12
Privacy Requirements	3.21(k)
Proxy Statement	6.5(a)
Real Property	3.19(b)
Regulatory Approvals	7.1(b)
Requisite Shareholder Approval	3.3(c)
Section 14 Arrangement	3.18(b)
Significant Customer	3.10(a)(ix)
Significant Supplier	3.10(a)(x)
Specified Auditor Assistance	6.11(h)
Specified Representations	7.2(a)
Stock Merger Consideration	Recitals
Subsidiary Securities	3.2(c)
Substantial Creditors	6.4(a)(iii)D.
Superior Proposal Notice Period	6.2(c)
Surviving Company	2.1
Tail Policy	6.17(b)
Takeover Law	3.28(a)
Tax Incentive	3.15(h)

Term	Section Reference
Termination Date	8.1(d)
Termination Fee Amount	8.3(b)(i)
Uncertificated Shares	2.8(c)(i)
Withholding Drop Date	2.13(b)
Withholding Tax Ruling	6.19(b)

1.3 Certain Interpretations.

(a) References to this Agreement. Unless otherwise indicated, when a reference is made in this Agreement to an Article, Section, Schedule, Annex or Exhibit, that reference is to an Article, Section, Schedule, Annex or Exhibit to this Agreement, as applicable.

(b) Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Neither, etc. Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) Extent. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) Dollars. When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) NIS. When used in this Agreement, references to “NIS” are references to Israeli New Shekels.

(g) Gender and Number. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document.

(h) References to Parties. When reference is made to any Party to this Agreement or any other agreement or document, such reference includes that Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(i) References to Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(j) Legislation. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Contract will be deemed to refer to such Contract as amended, modified or supplemented as of such date.

(k) Accounting Matters. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with U.S. GAAP.

(l) Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(m) Calculation of Time Periods. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is a non-Business Day, then the period in question will end on the next Business Day; (iii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iv) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n) Joint Drafting. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, they waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) Summaries. No summary of this Agreement or any Exhibit, Schedule, Annex or other document delivered with this Agreement that is prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit, Schedule, Annex or document.

(p) No Admission. The information contained in this Agreement and in the Company Disclosure Letter and the Parent Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including any violation of Law or breach of contract. No reference to or disclosure of any item or other matter in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed, in and of itself, as an admission or representation that such item or other matter is “material” or would have a “Material Adverse Effect,” is or is not in the ordinary course of business or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter or the Parent Disclosure Letter.

(q) No Reliance by Others on Representations. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(r) Made Available. Documents or other information or materials will be deemed to have been “made available” by the Company or Parent, as applicable, if such documents, information or materials have been, at least 12 hours prior to the execution and delivery of this Agreement, (i) posted to a virtual data room managed by the Company or Parent, as applicable, at Merrill Datasite and Merrill DatasiteOne, respectively; (ii) filed with or furnished to the SEC and available on EDGAR; or (iii) delivered or provided to Parent or the Company or their respective Affiliates or Representatives, as applicable.

1.4 Company Disclosure Letter. The information set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) is disclosed under separate and appropriate section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information disclosed in any numbered or lettered part of the Company Disclosure Letter (including in any appendix, annex or exhibit attached thereto) shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties of the Company that are set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that (a) such information is cross-referenced in another part of the Company Disclosure Letter or (b) the applicability of such information to another Section or subsection of this Agreement is reasonably apparent in light of the context and content of the disclosure.

1.5 Parent Disclosure Letter. The information set forth in the disclosure letter delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Letter”) is disclosed under separate and appropriate section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information disclosed in any numbered or lettered part of the Parent Disclosure Letter (including in any appendix, annex or exhibit attached thereto) shall be deemed to be an exception to (or, as applicable, a disclosure for the purposes of) the representations and warranties of Parent that are set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that (a) such information is cross-referenced in another part of the Parent Disclosure Letter or (b) the applicability of such information to another Section or subsection of this Agreement is reasonably apparent in light of the context and the content of the disclosure.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) become an indirect wholly owned direct Subsidiary of Parent; (b) continue to be governed by the Laws of the State of Israel; (c) maintain a registered office in the State of Israel; and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

2.2 The Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 2.3, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing, in which the parties shall request that the Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the parties shall provide notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such notice to the Companies Registrar on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

2.3 The Closing. Unless this Agreement shall have been terminated in accordance with Article VIII, the consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. (local time) on a date and at a time to be agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder), of such conditions), or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”).

2.4 Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

2.5 Memorandum and Articles of Association. At the Effective Time, the Memorandum of Association and the Articles of Association of the Company, as in effect immediately prior to the Effective Time, shall continue to be the Memorandum of Association and the Articles of Association of the Surviving Company, until duly amended as provided therein, herein and by Applicable Law.

2.6 Directors and Officers.

(a) Directors. The Parties shall take all actions necessary so that the director or directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the only director or directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

(b) Officers. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the only officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

2.7 Effect on Share Capital.

(a) Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time, except as set forth in Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive the Merger Consideration, without interest and less applicable Taxes required to be withheld, in each case in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder. The number of shares of Parent Common Stock to be issued to each Effective Time Holder shall be computed after aggregating all Parent Common Stock issuable for all Company Shares held by such Effective Time Holder. In lieu of any fractional shares of Parent Common Stock that otherwise would be issuable pursuant to the Merger, each Effective Time Holder who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Merger in accordance with Section 2.7(a)(i) will be paid an amount in cash (without interest) equal to (A) such fractional part of a share of Parent Common Stock multiplied by (B) the Parent Average Closing Price.

(ii) Owned Company Shares. Each Company Share held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Plans, or owned by the 102 Trustee on behalf of the Company, or held by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall remain outstanding, and no Merger Consideration or any other consideration shall be due or delivered in exchange therefor.

(iii) Share Capital of Merger Sub. Each ordinary share, par value NIS 0.10 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable ordinary share, nominal value NIS 0.14 per share, of the Surviving Company, and such ordinary shares, together with the Company Shares that remain outstanding in accordance with Section 2.7(a)(ii), shall constitute the only outstanding share capital of the Surviving Company.

(b) Adjustment to Merger Consideration. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding share capital of the Company shall occur (other than an increase in the number of shares outstanding as a result of the exercise of any Company Compensatory Award in accordance with its terms), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any record date for any such purpose shall be established, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted, so as to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c) Adjustments to Stock Merger Consideration. Without limiting the other provisions of this Agreement, including Section 5.4, the Stock Merger Consideration shall automatically be adjusted to reflect appropriately the effect of (i) any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of Parent or of securities convertible into Parent Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parent Common Stock, or (ii) any conversion of Parent Common Stock into, or into the right to receive, cash, securities or other property, in each case with a record date occurring on or after the date hereof and prior to the Effective Time.

2.8 Payment Procedures.

(a) Exchange Fund Agent. Prior to the Effective Time, Parent shall (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Paying Agent”); (ii) enter into and deliver to the Company an agreement with the Paying Agent in a form to be agreed by the Company and Parent (“Paying Agent Agreement”); and (iii) at the request of the Company, engage an information and paying agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist in obtaining any requisite residency certificate or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

(b) Exchange Fund. On the Closing Date, Parent shall deposit (or cause to be deposited) with the Paying Agent, the Information Agent, or, if the Parent so elects, the 102 Trustee or another entity reasonably acceptable to the Company (any, or any combination, of the foregoing the “Exchange Fund Agent”) for payment to (i) the holders of Company Shares (excluding Company Shares issued upon exercise of Company 102 Options or the vesting or settlement of Company 102 Restricted Shares or Company 102 Restricted Share Units (“Company 102 Shares”) and excluding any Company Shares otherwise held by the 102 Trustee); (ii) the holders of Company 102 Shares and Company 102 Compensatory Awards (other than Company 102 Compensatory Awards which are Assumed Options, Assumed RSUs or Assumed RSAs) and the holders of Company Shares and Company Compensatory Awards otherwise held by the 102 Trustee, in each case in respect of which Parent shall cause payment to be made by the Exchange Fund Agent to the 102 Trustee; and (iii) the holders of Company Compensatory Awards (other than Company 102 Compensatory Awards, Company Compensatory Awards otherwise held by the 102 Trustee, the Assumed Options, the Assumed RSA and the Assumed RSUs), in respect of which Parent shall cause payment to be made by the Exchange Fund Agent to the Company pursuant to the provisions of this Article II, (A) evidence of the shares of Parent Common Stock issuable pursuant to Section 2.7(a) or Section 6.14 in book-entry form sufficient to issue the aggregate Stock Merger Consideration; (B) by transfer of immediately available funds, an amount of cash sufficient to pay the aggregate Cash Merger Consideration; and (C) by transfer of immediately available funds, an amount of cash sufficient to make the aggregate payments in lieu of any fractional share of Parent Common Stock (such amount referenced in clauses (B) and (C), together with the evidence of book-entry shares of Parent Common Stock, the “Exchange Fund”), to which such holders of Company Shares (including Company 102 Shares) and Company Compensatory Awards (including Company 102 Compensatory Awards) become entitled under this Article II.

Parent shall be responsible for all fees and expenses of the Exchange Fund Agent. The Exchange Fund, once deposited with the Exchange Fund Agent, shall, pending its disbursement to the holders of Company Shares (other than the Company 102 Shares), the Company (for the benefit of holders of Company Compensatory Awards (other than the Company 102 Compensatory Awards)) and the 102 Trustee (for the benefit of holders of Company 102 Shares and Company 102 Compensatory Awards and of any Company Shares and Company Compensatory Awards otherwise held by the 102 Trustee), be held in trust for the benefit of such holders and shall not be used for any other purpose. The Exchange Fund (if in the form of cash) shall be invested by the Exchange Fund Agent, as directed by Parent or the Surviving Company, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated P1 or A1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Exchange Fund Agent to promptly pay the cash amounts contemplated by Section 2.7(a), Section 2.11 and Section 6.14, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to satisfy Parent’s obligations under this Article II.

(c) Payment Procedures With Respect to Company Shares.

(i) Promptly following the Effective Time, Parent and the Surviving Company shall cause the Exchange Fund Agent to mail to each holder of record, as of immediately prior to the Effective Time, of (x) a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding Company Shares and (y) uncertificated Company Shares (the “Uncertificated Shares”), in each case whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a) and other than Company 102 Shares (A) a letter of transmittal in customary form (which shall be approved by the Company and shall specify that delivery shall be effected, and risk of loss and title to such Company Shares shall pass, only upon delivery of (1) the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.10) or (2) an acknowledgment of the conversion of such holder’s Uncertificated Shares into the right to receive the Merger Consideration, as the case may be, to the Exchange Fund Agent) (the “Letter of Transmittal”); (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.8, Section 2.13 and Section 6.19), the Code, or any applicable provision of state, local, Israeli, U.S. or other Law, and (C) instructions for use in effecting the surrender of the Certificates or acknowledging the conversion of the Uncertificated Shares into the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II including, in the case of the Uncertificated Shares, instructions for identifying the deposit account through which such Uncertificated Shares are held. Upon delivery to the Exchange Fund Agent of the Letter of Transmittal and the declaration for Tax withholding purposes or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, and, if applicable, surrender of Certificates (or affidavit of loss in lieu thereof as provided in Section 2.10) for cancellation to the Exchange Fund Agent, the holders of such Certificates or Uncertificated Shares, as applicable, shall be entitled to receive in exchange therefor an amount in cash equal to the Cash Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 6.19), that number of whole shares of Parent Common Stock representing the Stock Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i), cash in lieu of any fractional shares of Parent Common Stock to which the holder thereof is entitled to receive pursuant to Section 2.7(a)(i), and an amount in cash sufficient to pay any dividends or other distributions to which the holder thereof is entitled pursuant to Section 2.11. Parent shall cause the Exchange Fund Agent to accept such Certificates or acknowledgments of the conversion of the Uncertificated Shares upon compliance with the foregoing exchange procedures.

(ii) Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal and Parent shall cause the Exchange Fund Agent on the Closing Date to make payment of the Merger Consideration to the holders of Certificates and Uncertificated Shares that comply with the exchange procedures set forth in this Section 2.8(c). Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by Parent to the Exchange Fund Agent and Parent shall cause the Exchange Fund Agent on the Closing Date to make payment of such Merger Consideration to the 102 Trustee for the benefit of the beneficial owners thereof, and such Merger Consideration shall be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(d) Payment Procedures With Respect to Company Compensatory Awards.

(i) Promptly following the Effective Time, Parent shall cause the Exchange Fund Agent to transfer the aggregate Merger Consideration payable with respect to Company Shares covered by Company 102 Options, Company 102 Restricted Shares or Company 102 Restricted Share Units (collectively, the “Company 102 Compensatory Awards”) and with respect to other Company Compensatory Awards that are otherwise held by the 102 Trustee, in each case, that are not Assumed RSUs, Assumed RSAs, or Assumed Options and pursuant to Section 6.14, to the 102 Trustee, on behalf of holders of Company 102 Compensatory Awards, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”), and holders of other Company Compensatory Awards otherwise held by the 102 Trustee. The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(ii) Immediately after the Effective Time, Parent shall cause the Exchange Fund Agent to promptly deposit the aggregate Merger Consideration payable in respect of Company Compensatory Awards (other than Company 102 Compensatory Awards) that are not Assumed RSUs, Assumed RSAs, or Assumed Options and pursuant to Section 6.14 with the Company or, if applicable, the relevant engaging Subsidiary, at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Compensatory Awards (other than Company 102 Compensatory Awards or other Company Compensatory Awards otherwise held by the 102 Trustee), which amounts shall be paid by the Surviving Company or, if applicable, the relevant engaging Subsidiary, to the respective holders thereof through the Surviving Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system pursuant to Section 6.14, subject to applicable withholdings.

(e) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates surrendered in exchange therefor or applicable Uncertificated Shares are registered in the share transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificates so surrendered or applicable Uncertificated Shares are registered in the share transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer or if the appropriate acknowledgment for the conversion of such Uncertificated Shares into the right to receive the Merger Consideration has been delivered and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Fund Agent, Parent, the Surviving Company or any other Party shall be liable to a holder of Company

Shares for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Applicable Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Shares on the date that is one (1) year after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore exchanged their Certificates representing such Company Shares or delivered to the Exchange Fund Agent the acknowledgment of the conversion of their Uncertificated Shares for exchange for the Merger Consideration pursuant to the provisions of this Section 2.8 shall thereafter look only to Parent, as general creditors thereof, for any payment of and claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II. Any amounts remaining unclaimed by holders of Company Shares two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

2.9 No Further Ownership Rights in Company Shares. From and after the Effective Time, all issued and outstanding Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Share theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or acknowledgment of the conversion thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, for any reason (a) Certificates are presented to the Surviving Company, or (b) acknowledgments are delivered to the Exchange Fund Agent of the conversion of any Uncertificated Shares, such Certificates or Uncertificated Shares, as the case may be, shall be cancelled and the holder thereof shall be entitled to receive the Merger Consideration, in each case as provided for, and in accordance with the procedures set forth, in this Article II.

2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Fund Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7, except that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Company or the Exchange Fund Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.11 Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Uncertificated Shares for which the applicable acknowledgment has not been delivered to the Exchange Fund Agent with respect to the shares of Parent Common Stock that the holder thereof is entitled to receive upon the surrender or acknowledgment of the conversion thereof, as applicable, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.7(a)(i), in each case until the holder of such Certificate shall have surrendered such Certificate or the holder of such Uncertificated Shares shall have delivered such acknowledgment of the conversion of such Uncertificated Shares, in each case in accordance with this Article II. Following the surrender of any Certificate or acknowledgment of the conversion of any Uncertificated Shares, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, in accordance with the procedures set forth in this Article II (a) at the time of such surrender or acknowledgment, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.7(a)(i) and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or acknowledgment and a payment date subsequent to such surrender or acknowledgment payable with respect to such shares of Parent Common Stock.

2.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company shall take all such lawful and necessary action on behalf of the Company and Merger Sub.

2.13 Withholding Tax.

(a) Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Exchange Fund Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment or consideration made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 6.13) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, the Ordinance, or under any provision of applicable U.S. federal, state, local, Israeli, or other Tax Law (it being agreed that the Payor shall be permitted to satisfy any Tax withholding requirement with respect to the Merger Consideration by deducting and withholding the appropriate cash amount from the Cash Merger Consideration). With respect to withholding of Israeli Tax, in the event any holder of record of Company Shares or Company Options provides the Payor with a Valid Tax Certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II, or other treatment with respect to Israeli Tax, at least five (5) Business Days prior to any payment payable pursuant to this Agreement, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, including any Merger Consideration payable with respect to Company Compensatory Awards, as applicable, payable to such holder of record of Company Shares or Company Compensatory Awards, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent that amounts are so withheld pursuant to this Section 2.13, they shall be paid over to the appropriate Governmental Entity prior to the last day on which such payment is required to be paid to such Governmental Entity, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b) Notwithstanding the provisions of Section 2.13(a) above, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Exchange Fund Agent for the benefit of each such Company Shareholder for a period of up to one hundred eighty (180) days from Closing (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Company Shareholder or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate). If a Company Shareholder delivers, no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate by no later than five (5) Business Days before the Withholding Drop Date or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as determined by Parent in its sole discretion in accordance with Applicable Law (increased by interest plus linkage differences, as defined in Section 159A(a) of the Ordinance, for the period between the fifteenth (15th) day of the calendar month following the month during which the Closing occurs and the time that the relevant payment is made, and calculated in NIS based on a US$:NIS exchange rate not lower than the effective exchange rate at the Closing Date as determined by Parent and the Exchange Fund Agent).

(c) With respect to non-Israeli resident holders of Company Compensatory Awards or Company Shares who are or were engaged by any non-Israeli Subsidiary of the Company and were granted such securities as awards in consideration solely for work or services performed outside of Israel, if such holders provide a validly executed declaration in a form previously agreed by Parent and the Company regarding their non-Israeli residence and confirmation that they were granted such awards in consideration solely for work or services performed outside of Israel, such payments shall not be subject to any withholding or deduction of Israeli Tax and shall be made through the relevant Subsidiary’s payroll processing service or system.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except, with respect to any Section of this Article III, (x) as disclosed in any Company SEC Reports filed with, or furnished to, the SEC on or after January 1, 2016 and prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any amendment thereto made after the date of this Agreement or, except as set forth in Item 3.D(v) or Item 3.D(w) of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on February 23, 2018 (the “2017 Annual Report”), any other forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) and (y) as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Organization and Standing. The Company (i) is a legal entity duly organized and validly existing under the Laws of the State of Israel and (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not have a Material Adverse Effect on the Company, the Company is qualified to do business and is in good standing (to the extent either such concept is recognized under Applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. The Company has made available to Parent complete and correct copies of the memorandum of association, articles of association or other constituent documents, as in effect as of the date of this Agreement (the “Charter Documents”), of the Company and each of its Subsidiaries that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X of the SEC) required to be listed in the Company’s Annual Report on Form 20-F filed prior to the date of this Agreement. Neither the Company nor any of its Subsidiaries is in violation of its respective Charter Documents in any material respect.

3.2 Subsidiaries.

(a) Section 3.2(a) of the Company Disclosure Letter contains a true and complete list of the name and jurisdiction of organization of each Subsidiary of the Company as of the date of this Agreement. Except for the Company’s Subsidiaries, the Company does not own, directly or indirectly, any share capital of, or other equity or voting interest in, any Person.

(b) All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) as of the date of this Agreement, is owned, directly or indirectly, by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share capital or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(c) As of the date of this Agreement, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for share capital of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, any Subsidiary of the Company; (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the share capital of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”); or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no Contracts of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.3 Authorization.

(a) The Company has all requisite power and authority to execute and deliver this Agreement and, subject in the case of the Merger to obtaining the Requisite Shareholder Approval and the filing and recordation of appropriate merger documents as required by the ICL, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger), other than in the case of the Merger obtaining the Requisite Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Law affecting or relating to creditors’ rights generally and by general principles of equity.

(b) At a meeting duly called and held prior to the execution of this Agreement, the Company Board unanimously made the Company Board Recommendation.

(c) The affirmative vote of the holders of a majority of the Company Shares voting to approve this Agreement and the transactions contemplated hereby (the “Requisite Shareholder Approval”) is the only vote of the holders of any Company Shares necessary (under Applicable Law or otherwise) to consummate the Merger and the other transactions contemplated by this Agreement.

3.4 Capitalization.

(a) The registered (authorized) share capital of the Company consists of NIS 11,200,000 divided into 80,000,000 Company Ordinary Shares, nominal (par) value NIS 0.14 per share. As of March 5, 2018: (i) (A) 48,457,733 Company Shares were issued and outstanding, (B) 1,993,918 Company Shares were held by the Company in its treasury (dormant shares), including 37,022 Company Shares held by the 102 Trustee on behalf of the Company (which Company Shares are recorded as treasury shares), and (C) 3,416,855 Company Shares were held by Subsidiaries of the Company; (ii) 464,654 Company Shares were subject to outstanding Company Options; and (iii) 951,256 Company Shares were subject to outstanding Company Restricted Share Units (assuming, in the case of Company Options and Company Restricted Share Units that are subject to the attainment of performance goals, that applicable performance goals are attained at maximum levels). All outstanding Company Shares are validly issued, fully paid, nonassessable and free of any preemptive rights. Since March 5, 2018 to the date hereof, the Company has not issued any Company Shares other than pursuant to the exercise of Company Options or the vesting or settlement of other Company Compensatory Awards.

(b) Section 3.4(b) of the Company Disclosure Letter specifies, as of March 5, 2018: (i) the number of Company Shares subject to each Company Compensatory Award (assuming, in the case of Company Compensatory Awards subject to performance-based vesting conditions that applicable performance goals are attained at the maximum level); (ii) the grant date of each Company Compensatory Award; (iii) the exercise price for each Company Option; (iv) the expiration date, if any, of each Company Compensatory Award; (v) the vesting schedule, including a description of the vesting criteria for performance-based awards; and (vi) a description of any vesting acceleration provisions applicable to such Company Compensatory Award (in the case of clauses (i) through (vi) on an award-by-award basis).

(c) No outstanding Company Compensatory Awards were granted outside of the Company Plans. As of March 5, 2018, 3,099,095 Company Shares were reserved for future issuance pursuant to equity-based awards not yet granted under the Company Plans and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Compensatory Awards, other than as permitted by Section 5.2(b). All Company Compensatory Awards have been validly issued and properly approved by the Company Board in accordance with all Applicable Law and the Company Plans and all Company Compensatory Awards have been properly accounted for in accordance with U.S. GAAP on the consolidated audited financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports.

(d) Except as set forth in this Section 3.4, there are (i) no outstanding shares of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for share capital of, or other equity or voting interest in, the Company; (iii) no outstanding options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(e) Neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

3.5 Non-contravention; Required Consents.

(a) The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to obtaining the Consents set forth in Section 3.5(a)(ii) of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the loss of any material benefit or the imposition of any additional payment or other Liability under, or result in the creation of any Lien, upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Material Contract; or (iii) assuming compliance with the matters referred to in Section 3.5(b) and, in the case of the consummation of the Merger, subject to obtaining the Requisite Shareholder Approval, violate or conflict with any Applicable Law or Order, except in the case of each of clauses (ii) and (iii) above, for such violations, conflicts, defaults, terminations, accelerations, Liabilities or Liens which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

(b) No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), except (i) the OCS Notice; (ii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (iii) the filings and other Consents as may be required under the rules and regulations of Nasdaq; (iv) the application for and receipt of the ISA Offering No-Action or the filing of the Israeli Prospectus; (v) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and Exchange Act; (vi) the filings and approvals as may be required by any applicable Antitrust Laws, including compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; (vii) filings with, and approval by, the Investment Center of the change in ownership of the Company to be effected by the Merger (the “Investment Center Approval”) and (viii) such other Consents, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.6 Company SEC Reports.

(a) Since January 1, 2016, the Company has filed or furnished (as applicable) all forms, reports, schedules, statements and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under Applicable Law (the “Company SEC Reports”).

(b) Each Company SEC Report complied as of its filing date, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act, each as in effect on the date such Company SEC Report was filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) As of the date hereof, there are no outstanding unresolved comments with respect to any of the Company SEC Reports noted in any written comment letter from the SEC. To the knowledge of the Company, there is not, as of the date of this Agreement, any pending or threatened investigation or review being conducted by the SEC of any Company SEC Reports.

(e) None of the Company’s Subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC.

(f) The Company has at all times since January 1, 2016, been a “foreign private issuer” as such term is defined in the Exchange Act.

(g) No principal executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports. Since January 1, 2016, neither the Company nor any of its principal executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. For purposes of this Section 3.6(g), “principal executive officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

3.7 Financial Statements.

(a) The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports have been prepared in accordance with U.S. GAAP consistently applied by the Company during the periods and at the dates involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP; (ii) that receipts and expenditures are executed in accordance with the authorization of management; and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner.

(c) The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that (i) all material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC; and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(d) Since January 1, 2015, neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any employee thereof) nor the Company’s independent auditors has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries; (ii) fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries; or (iii) claim or allegation regarding any of the foregoing.

(e) Since January 1, 2013, neither the Company nor any of its Subsidiaries has become a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement was to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(f) Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in accounting or auditing practices in violation of Applicable Law or applicable requirements of U.S. GAAP, and (ii) no current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(g) Since January 1, 2013, (i) to the knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

3.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities required to be disclosed by U.S. GAAP other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet; (b) Liabilities under this Agreement; (c) incurred in connection with the preparation and negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger), including fees and expenses payable to any accountant, outside legal counsel or financial advisor in connection therewith; (d) executory obligations under any Contract to which the Company is a party or is bound and that are not in the nature of breaches that are required by U.S. GAAP to be disclosed in a balance sheet; and (e) Liabilities incurred in the ordinary course of business since the date of the Balance Sheet that would not have a Material Adverse Effect on the Company.

3.9 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement, since December 31, 2017 through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice; (b) there has not been or occurred any Material Adverse Effect on the Company; and (c) there has not been or occurred any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 5.2 (other than clause (l), (m), (n), (w) or, as it relates to the foregoing, clause (x) of Section 5.2).

3.10 Material Contracts.

(a) For purposes of this Agreement, a “Material Contract” means each of the following (excluding any Employee Plan):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries that is required to be filed as an exhibit to the Company SEC Reports, other than those agreements or arrangements described in Item 601(b)(10)(iii) with respect to the Company and its Subsidiaries;

(ii) any Collective Bargaining Agreement or other Contract with a Labor Organization;

(iii) other than leases of real property, all Contracts providing for (A) any material indemnification obligation (including with respect to Intellectual Property Rights) or (B) any material guaranty of Third Party obligations, in each of the foregoing cases under which the Company has continuing obligations as of the date hereof and except for those Contracts (including those in connection with Company IP Agreements) entered into in the ordinary course of business;

(iv) any Contract containing any covenant, commitment or other obligation (A) limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any Company IP or to compete with any Person in any line of business; (B) granting any material exclusive rights of any type or scope with respect to any line or lines of business of the Company that were material in the fiscal year ended December 31, 2017 with respect to the Company and its Subsidiaries, taken as a whole; (C) granting a “most favored nation” or similar provision that is with any Significant Customer (as defined below) or that is otherwise material with respect to any line or lines of business of the Company that were material in the fiscal year ended December 31, 2017 with respect to the Company and its Subsidiaries, taken as a whole; (D) including any “take or pay” or “requirements” obligation involving payments to or by the Company in excess of $5,000,000, in the fiscal year ended December 31, 2017; or (E) otherwise prohibiting or limiting in any material respect the right of the Company or its Subsidiaries to sell, distribute or manufacture any Company Products or to purchase or otherwise obtain any services material to the Company and its Subsidiaries, taken as a whole;

(v) other than acquisition of tangible assets in the ordinary course of business, any Contract providing for the disposition or acquisition by the Company or any of its Subsidiaries of assets or equity ownership interests for consideration in excess of $5,000,000, that have not yet been consummated or that contain ongoing obligations that are material to the Company and its Subsidiaries, taken as a whole;

(vi) any dealer, distributor, joint marketing or development agreement, under which the Company or any of its Subsidiaries have continuing obligations or costs in excess of $5,000,000, per year, to jointly market any product, Technology or service, and which may not be cancelled without penalty upon notice of 90 days or less;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries have continuing obligations to jointly develop any Intellectual Property Rights that will not be owned solely by the Company or one of its Subsidiaries and that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(viii) all Contracts establishing or otherwise providing for revenue or profit-sharing joint ventures (whether in partnership, limited liability company or other organizational form);

(ix) for the largest direct customers of the Company or its Subsidiaries that together represent more than 25% of the revenues (determined on the basis of revenue received by the Company and its Subsidiaries, taken as a whole, in the fiscal year ended December 31, 2017) received by the Company and its Subsidiaries with respect to any line or lines of business of the Company that were material in the fiscal year ended December 31, 2017 with respect to the Company and its Subsidiaries, taken as a whole, and in any event for the five largest direct customers of the Company and its Subsidiaries (determined on the basis of revenue received by the Company and its Subsidiaries, taken as a whole, in the fiscal year ended December 31, 2017) with respect to any line or lines of business of the Company that were material in the fiscal year ended December 31, 2017 with respect to the Company and its Subsidiaries, taken as a whole (each, a “Significant Customer”), master purchase Contracts, if any, with each such customer that are representative of the master purchase Contracts, if any, entered into by the Company or its Subsidiaries with each such customer (excluding purchase orders issued in the ordinary course of business);

(x) for the 10 largest suppliers to the Company or its Subsidiaries of technology, software, components or services included in or related to the Company Products (determined on the basis of amounts paid by the Company and its Subsidiaries, taken as a whole, in the fiscal year ended December 31, 2017), that have material, known and unfulfilled obligations to the Company or its Subsidiaries on behalf of such supplier (each, a “Significant Supplier”), master purchase Contracts, if any, with each such supplier that are representative of the master purchase Contracts, if any, entered into by the Company or its Subsidiaries with each such supplier (excluding purchase orders issued in the ordinary course of business);

(xi) (A) all Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or its Subsidiaries, related to sales of Company Products where such payments exceeded $25,000,000 in the fiscal year ended December 31, 2017; and (B) all Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or its Subsidiaries related to sales of Company Products that were entered into after December 31, 2017 and which royalties would reasonably be expected to exceed $25,000,000 in the year ending December 31, 2018;

(xii) other than leases of real property, all Contracts pursuant to which the Company or one of its Subsidiaries grants any Third Party a right of first refusal, first offer or similar right, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(xiii) any mortgages, indentures, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly owned Subsidiaries, and (C) such Contracts under which, when the indebtedness obligations under them are aggregated, the obligation of the Company and its Subsidiaries, taken as a whole, does not exceed $10,000,000, in each case in the ordinary course of business consistent with past practice;

(xiv) any settlement Contract entered into in the last five years in connection with the settlement or other resolution of any Legal Proceeding that has any material continuing Liability on the part of the Company or any of its Subsidiaries, other than releases immaterial in nature and amount entered into with former employees or independent contractors of the Company in the ordinary course of business;

(xv) any Contract with (or Contracts that, to the knowledge of the Company, are subcontracts under any Contract with) the U.S., Israeli or other federal or national government, any other national government, any regional, state or local government or any division, subdivision, department, agency or instrumentality thereof, in each case other than ordinary course customer Contracts and Contracts pursuant to which the counterparty does not have any rights to the Company’s or its Subsidiaries’ products or services or Intellectual Property Rights other than its rights to use the products or services sold under such Contract as a customer;

(xvi) any Contract providing for (A) Government Grants from the OCS and the Investment Center or any other Israeli Governmental Entity, which Government Grant is extended to support the Company’s research and development operations (i.e., Kitvei Ishur); or (B) material Government Grants from any other Governmental Entity, in each case under which the Company continues to receive benefits as of the date hereof, or that would impose royalty obligations on the Company if the Company continues to operate following the Closing in substantially the same manner as it was operated immediately prior to the date of this Agreement; or

(xvii) any Company IP Agreement.

(b) Section 3.10(b) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all Material Contracts to which the Company or any of its Subsidiaries is a party, and identifies the applicable subsection of Section 3.10(a) that describes such Material Contract. The Company has delivered or made available to Parent copies of each such Material Contract complete and correct in all material respects.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or any material line of business of the Company or its Subsidiaries, (i) each Material Contract is valid and binding on the Company (or each such Subsidiary of the Company, as the case may be) and is in full force and effect, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Law affecting or relating to creditors’ rights generally and by general principles of equity, (ii) neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or any other party thereto.

3.11 Compliance with Applicable Law. Since January 1, 2016, neither the Company nor any of its Subsidiaries has been in conflict with, or in default, breach or violation of, in any material respect, any Applicable Law or Order applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound or affected, where such conflict, default, breach or violation would be material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2016, neither the Company nor any of its Subsidiaries (a) has received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Entity relating to the Company or any of its Subsidiaries; (b) has received any written notice from any Governmental Entity alleging any violation by the Company or any of its Subsidiaries of any Applicable Law or Order; or (c) has provided any written notice to any Governmental Entity regarding any violation by the Company or any of its Subsidiaries of any Applicable Law or Order, and no such notice referred to in clauses (a), (b) or (c) of this Section 3.11 remains outstanding or unresolved as of the date of this Agreement.

3.12 Permits. The Company and its Subsidiaries are and since January 1, 2016 have been in compliance with the terms of, all material permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to occupy and operate each Real Property and to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the knowledge of the Company, threatened in writing, except for such noncompliance, suspensions or cancellations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.13 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of the respective properties of the

Company or any of its Subsidiaries, including the Assets and the Real Property that (i) involves an amount in controversy in excess of $10,000,000, (ii) seeks material injunctive relief, or (iii) seeks to impose any legal restraint on or prohibition against or limit the Surviving Company’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement. As of the date hereof, neither the Company nor any of its Subsidiaries, nor any of their respective properties, including the Assets and the Real Property, is subject to any outstanding Order that contains ongoing obligations of the Company or any of its Subsidiaries. As of the date hereof, there is no Legal Proceeding pending against a Third Party by the Company or any of its Subsidiaries which would require the consent of Parent pursuant to Section 5.2(v) to initiate if initiated after the date hereof.

3.14 Customers and Suppliers.

(a) Neither the Company nor any of its Subsidiaries has (i) any outstanding material disputes with any Significant Customer, or (ii) received any written notice from any Significant Customer that such Significant Customer intends to terminate or materially modify its existing customer relationship with the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries has (i) any outstanding material disputes with any Significant Supplier or (ii) received any written notice from any Significant Supplier that such Significant Supplier intends to terminate or materially modify its existing supplier relationship with the Company or any of its Subsidiaries.

3.15 Taxes. Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

(a) each of the Company and its Subsidiaries has filed all Tax Returns that it was required to file under Applicable Laws and all such Tax Returns were true, correct and complete in all respects;

(b) each of the Company and its Subsidiaries has (i) paid all Taxes it was required to pay (whether or not shown on a Tax Return) except with respect to matters contested in good faith through appropriate proceedings and for which accruals or reserves have been established on the Balance Sheet in accordance with U.S. GAAP; and (ii) withheld (and timely paid over any withheld amounts to the appropriate Taxing authority) all Taxes (including, but not limited to, all Taxes required to be withheld on any stock options) required to be reported and withheld;

(c) neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax, which waiver or extension is still in effect;

(d) (i) no audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination; (ii) no adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed in writing by any Governmental Entity, which such adjustment is still outstanding; and (iii) no written claim has ever been made in the last five years by any Governmental Entity that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns;

(e) there are no Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(f) neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or one of its Subsidiaries); (ii) ever been a party to any Tax sharing, indemnification or allocation agreement (other than an agreement entered into in the ordinary course of business with customary terms and the primary purpose of which does not relate to Tax); or (iii) any Liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of Applicable Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise;

(g) the Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the last two years;

(h) (i) the Company and each of its Subsidiaries is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”); (ii) no claim or challenge has been made by any Governmental Entity with respect to the entitlement of any such company to such Tax Incentive; and (iii) the continuity of entitlement to any such Tax Incentive is not subject to any pre-approval or notification to or by any Governmental Entity in connection with the transactions contemplated hereby;

(i) there has been no indication from the ITA that the consummation of the transaction contemplated hereunder would adversely affect the Company’s ability to set off for Israeli Tax purposes in the future any and all losses accumulated by the Company as of the Closing Date;

(j) except as set forth in Section 3.15(j) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) owns any “Approved Enterprise”, “Benefitted Enterprise” or “Preferred Enterprise,” as each such term is defined in the Israeli Law for Encouragement of Capital Investments, 1959, or (ii) is subject to any restrictions or limitations pursuant to Part E2 of the Israel Tax Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2;

(k) the Company and its Subsidiary are in compliance in all material respects with the terms, conditions and requirements of their Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto. The Company and its Subsidiaries are in compliance in all material respects with all conditions and requirements stipulated by the instruments of approval granted to it with respect to the (i) “Approved Enterprise” status of any of the Company’s facilities by Israeli Laws and regulations relating to such “Approved Enterprise” status, (ii) grants by the OCS, and other tax benefits received by the Company. The Company has not received any notice of any proceeding or investigation relating to revocation or modification of any (i) “Approved Enterprise” status granted with respect to any of the Company’s facilities, (ii) plans approved by the OCS;

(l) the Company has never been at any time a “real property” company (“Igud Mekarkein”) as such term is defined in the Israeli Real Property Taxation Law (Capital Gain, Sale and Purchase) 1963;

(m) the Company and its Subsidiaries are in compliance in all respects with all applicable transfer pricing Laws and regulations in all jurisdictions in which they do business. Any related party transactions subject to section 85A of the Israeli Tax Ordinance effected by the Company have been on an arm’s length basis in accordance with section 85A of the Israeli Tax Ordinance;

(n) Neither the Company nor any Subsidiary has entered into any closing agreement as described in Section 7121 of the Code (or similar provision of Applicable Law) with any Governmental Entity that requires the Company or any Subsidiary to include an amount in taxable income for any taxable period ending after the Closing Date;

(o) in relation to value added or other similar Tax, the Company and each of its Subsidiaries, to the extent applicable with respect to such Person:

(i) has been duly registered for the purpose of value added tax, as defined in the Law concerning value added taxes in Israel;

(ii) has complied, in all material respects, with all statutory requirements, orders, provisions, directives or conditions concerning value added taxed and/or sales tax or indirect taxation;

(iii) has collected and timely remitted to the relevant Taxing authority all output value added tax which they were required to collect and remit under any Applicable Law;

(iv) has not made any exempt transactions (as defined in the Israeli Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all value added tax chargeable or paid on inputs, and other transactions and imports made by it; and

(v) has not received a refund for input value added tax for which they are not entitled under any Applicable Law;

(p) to the extent applicable thereto, neither the Company nor any of its Subsidiaries does engage or has ever engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b) (or similar provision of applicable U.S. state Law), or participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 2006 promulgated thereunder. The Company does not and has never taken a tax position that is subject to reporting under Section 131E of the Ordinance. The Company has never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Ordinance; and

(q) neither the Company nor any of its Subsidiaries has applied or received approval for any Tax Incentive under the Innovation Law.

3.16 Environmental Matters.

(a) Condition of Property. Except in a manner and to an extent that would not reasonably be expected to subject the Company or any of its Subsidiaries to material Liability, no Hazardous Materials are present in the environment at any Business Facility currently or, to the knowledge of the Company and to the extent resulting from a release of Hazardous Materials occurring during the period of ownership, operation, occupancy, control or lease by the Company or its Subsidiaries, formerly owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries.

(b) Hazardous Materials Activities. The Company and its Subsidiaries have conducted all Hazardous Material Activities relating to their business in compliance in all material respects with all applicable Environmental Laws. The Hazardous Materials Activities of the Company and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner and to an extent that would reasonably be expected to subject the Company or any of its Subsidiaries to material Liability.

(c) Permits. The Company and its Subsidiaries possess all of the material Environmental Permits necessary for the continued conduct of any Hazardous Material Activity of the Company or any of its Subsidiaries as such activities are currently being conducted. All such Environmental Permits are valid and in full force and effect. The Company and its Subsidiaries have complied in all material respects with all covenants and conditions of any such Environmental Permit. No suspension or cancellation of any such Environmental Permit is pending or, to the knowledge of the Company, threatened, except where such suspension or cancellation would not be material to the Company and its Subsidiaries, taken as a whole.

(d) Environmental Litigation. No Legal Proceeding is pending, or to the knowledge of the Company, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of the Company or any of its Subsidiaries relating to the business, or any Business Facility of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any written information request from any Governmental Entity pursuant to Environmental Law, for any contamination by Hazardous Materials that require remediation at any site.

(e) Contracts. Except for Contracts entered into in the ordinary course of business (including customary leases with respect to real property leased by the Company or any of its Subsidiaries) and except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has entered into any Contract that requires it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to any material Liabilities arising out of Environmental Laws or arising out of the Hazardous Materials Activities of the Company or any of its Subsidiaries.

(f) Notwithstanding anything to the contrary set forth in this Agreement, this Section 3.16 shall constitute the sole representations and warranties by the Company with respect to Environmental Laws, Environmental Permits, Hazardous Materials and Hazard Materials Activities.

3.17 Employee Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of all material Employee Plans; provided that, for individual written agreements or agreements providing for the grant of Company Compensatory Awards, only the form of such agreements will be listed, unless such individual agreements materially differ from such forms, in which case the individual forms will be listed. With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent true and complete copies of (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (ii) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions; (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (v) any material notices to or from the IRS or any office or representative of the DOL or any similar Governmental Entity relating to any compliance issues in respect of any such Employee Plan; and (vi) with respect to each International Employee Plan, to the extent applicable, (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan and (B) any document comparable to the determination letter referenced under clause (ii) above issued by a Governmental Entity relating to the satisfaction of Applicable Law necessary to obtain the most favorable tax treatment.

(b) Each Employee Plan is maintained, operated and administered in compliance with its terms and with all Applicable Law, including the applicable provisions of ERISA and the Code, except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries, taken as a whole. Each International Employee Plan that is intended to qualify for favorable taxation treatment has been approved by the relevant taxation and other Governmental Entities so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan; and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy favorable tax status and the Company is not aware of any ground on which such favorable tax status may cease to apply.

(c) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect and, to the knowledge of the Company, nothing has occurred or exists since the date of such determination or opinion letter that would reasonably be expected to materially affect the qualified status of any such Employee Plan.

(d) Except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, all contributions, premiums and other payments required to be made with respect to any Employee Plan have been timely made, accrued or reserved for. Except as required by Applicable Law, neither the Company nor any of its Subsidiaries has any plan or commitment to amend or establish any new Employee Plan or to continue for any specified period or increase any benefits under any Employee Plan.

(e) Except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, there are no Legal Proceedings pending or, to the knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) Except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, none of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code.

(g) None of the Company, any of the its Subsidiaries or any of their respective ERISA Affiliates has during the six years prior to the date of this Agreement maintained, participated in or contributed to (or been obligated to contribute to) (i) an Employee Plan which is subject to Section 412 of the Code or Title IV of ERISA; (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code; (iv) a “funded welfare plan” within the meaning of Section 419 of the Code or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(h) No Employee Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, other than pursuant to Section 4980B of the Code or any similar Applicable Law.

(i) Except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, (i) no Employee Plan that is subject to Section 409A of the Code has been materially modified (as defined under Section 409A of the Code) since October 3, 2004 and (ii) all such non-qualified deferred compensation plans or arrangements have been operated and administered in good faith compliance with Section 409A of the Code from the period beginning December 31, 2004 through December 31, 2008 and thereafter in compliance with the Final Treasury Regulations issued under Section 409A of the Code. All Company Options have been granted at a per share exercise price that is at least equal to the fair market value of a share of the underlying Company Shares as of the date the Company Option was granted, as determined in accordance with Applicable Law, including Section 409A of the Code. The Company Options, Company Restricted Share Units and Company Shares that were intended to qualify as a capital gains route plan under Section 102 of the Ordinance have received a favorable determination or approval letter from, or have otherwise been approved by, or deemed approved by, the ITA, and such Company 102 Options, Company 102 Restricted Shares, Company 102 Restricted Share Units and Company 102 Shares have been granted and/or issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, including, without limitation, the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company 102 Options, Company 102 Restricted Shares, Company 102 Restricted Share Units and Company 102 Shares, the receipt of all required consents and Tax rulings and the due deposit of such Company Options, Company Restricted Shares, Company Restricted Share Units and Company Shares with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and any regulation or publication issued by the ITA. The Company does not have any material liability to the ITA or to any relevant fund with respect to any Employee Plan. The Company has provided to Parent current, correct and complete copies of all material communications to or from the ITA or any other Governmental Entity relating to the Company 102 Options, Company 102 Restricted Shares, Company 102 Restricted Share Units and Company 102 Shares.

(j) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Merger) will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee, consultant or independent contractor of the Company or any of its Subsidiaries; (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor; (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation; (iv) require any contributions or payments to fund any obligations to any current or former employee, contractor or director; or (v) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code. There is no Contract to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes which may be required pursuant to Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(k) Except as set forth in Section 3.17(k) of the Company Disclosure Letter, all contracts of employment or for services with any employee of the Company or any of its Subsidiaries who provide services outside the United States (“Non-U.S. Employees”), or with any director, independent contractor or consultant of or to the Company or any of its Subsidiaries, can be terminated by three (3) months’ notice or less given at any time without giving rise to any claim for damages, severance pay, or compensation (other than a statutory redundancy payment or other statutorily mandated payment required by Applicable Law).

(l) Except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, no International Employee Plan has Liabilities that, as of the Closing Date, will not be offset in full by insurance or otherwise be fully accrued.

3.18 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees or other service providers and a union, trade union or works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes with respect to their respective employees with any labor organization, union, group, association, works council or other employee representative body (“Collective Bargaining Agreements”) and, as of the date hereof, no such agreement is presently being negotiated. There are no pending activities or proceedings or, to the knowledge of the Company, threatened or reasonably anticipated, by any works council, union, trade union, or other labor-relations organization or entity (“Labor Organization”) to organize employees of the Company or any of its Subsidiaries. There are no lockouts, strikes, slowdowns, work stoppages or, to the knowledge of the Company, threats thereof by or with respect to any employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has committed any material unfair labor practice in connection with the operation of their respective businesses of the Company or any of its Subsidiaries and there is no charge, complaint or other action against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company threatened. The consummation of the transactions contemplated by this Agreement (including the Merger) will not entitle any Person (including any Labor Organization) to any payments under any Collective Bargaining Agreements, or require the Company or any of its Subsidiaries to consult with, provide notice to, or obtain the consent or opinion of any Labor Organization.

(b) Except as would not individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries have complied in all respects with Applicable Laws and Orders relating to employment, employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and for overtime purposes), tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, obligations to provide statutory severance pay under the Israeli Severance Pay Law, 1963 and vacation pursuant to the Israeli Annual Leave Law, 1951, wages (including overtime wages), compensation, and hours of work and in each case, with respect to employees of the Company and its Subsidiaries (x) has withheld and reported all amounts required by Applicable Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (y) is not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing; and (z) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). The Company’s and its Subsidiaries’ obligations to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law, 1963 are fully funded in all respects in accordance with Section 14 under the Israeli Severance Pay Law, 1963 (“Section 14 Arrangement”) or are otherwise accrued or reserved for in all respects, from the commencement date of the employee’s employment and on the basis of the employee’s entire salary. Upon the termination of employment of Israeli Employees, the Company will not have to make any payment under the Israeli Severance Pay Law, 1963, except for release of the funds accumulated in accordance with Section 14. The Company is in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses, pension benefits and other compensation matters and terms and conditions of employment related to Israeli Employees, including but not limited to The Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law,

2002, the Prevention of Sexual Harassment Law, 1998, and The Employment by Human Resource Contractors Law, 1996. Except as would not individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries has any Liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee; (B) any employee leased from another employer; or (C) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity.

(c) Except as would not individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, each of the Company and its Subsidiaries is in compliance in all material respects with WARN and any applicable state Laws or other Laws regarding redundancies, reductions in force, mass layoffs, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Entity.

3.19 Real Property.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all of the real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). The Company owns the Owned Real property free and clear of all Liens, other than Permitted Liens.

(b) Section 3.19(b)(i) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, all of the existing leases, subleases, licenses, or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property in respect of which the Company or its Subsidiaries pay rent in excess of $350,000 per year (such property, the “Leased Real Property” and, collectively with the Owned Real Property, the “Real Property”). The Company has made available to Parent true and complete copies of all Leases for the Leased Real Property (including all material modifications, amendments, and supplements thereto).

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, each Real Property and all of its operating systems is suitable for the conduct of the business of the Company and its Subsidiaries in the ordinary course of business as presently conducted.

3.20 Assets; Personal Property. Except as would not have, individually or in the aggregate, a Material Adverse Effect, the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on the business of the Company and its Subsidiaries, taken as a whole, in all material respects as presently conducted, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are reflected as owned or leased by the Company or its Subsidiaries on the Balance Sheet and that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens.

3.21 Intellectual Property.

(a) Section 3.21(a) of the Company Disclosure Letter contains a true and complete list of the material Company IP that is Registered IP (“Company Registered IP”), in each case listing, as applicable, (i) the name of the current owner; (ii) the jurisdiction where the application/registration is located; and (iii) the application or registration number.

(b) The Company Registered IP is subsisting and to the knowledge of the Company, valid and enforceable, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(c) Section 3.21(c) of the Company Disclosure Letter contains a true and complete list of all Contracts (i) under which any Third Party has granted the Company or any of its Subsidiaries any license non-assert, covenant not to sue, or other immunity from any Intellectual Property Rights, the loss of which would have a Material Adverse Effect on the operation of the Company’s and its Subsidiaries’ business (each, an “Inbound License”); and (ii) under which the Company or any of its Subsidiaries have granted an express license under any Patents included in the Company IP, other than non-exclusive licenses granted incidental to the purchase of Company Products in the ordinary course and consistent with past practice (each, an “Outbound License”, and together with the Inbound Licenses, the “Company IP Agreements”). The Company has delivered or made available to Parent complete and correct copies of each such Company IP Agreement. Neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such Company IP Agreement, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, in each case, as would be reasonably expected to have a Material Adverse Effect on the operation of the Company’s and its Subsidiaries’ business. Without limiting the generality of the foregoing, to the knowledge of the Company, no party has any claim for consideration, compensation or royalty payments pursuant to Section 134 to the Israeli Patent Law, 1967 or any claims for Moral Rights (as defined in the Israeli Copyright Law, 2007) in connection with any Company IP nor has any party (including any former or existing employee consultants or contractors) since January 1, 2016, threatened or asserted any such claim in writing.

(d) To the knowledge of the Company, and except as would not reasonably be expected to result in material Liability or have a Material Adverse Effect on the operation by the Company and its Subsidiaries of their business, the operation of the business of the Company, including the use, provision, support, reproduction, making, distribution, marketing, sale, license or display of the Company Products by the Company or its Subsidiaries, does not: (i) infringe or misappropriate the Intellectual Property Rights of any Person; or (ii) constitute unfair competition or trade practices under applicable Laws. There is no Legal Proceeding made, conducted or brought by a Third Party currently pending, alleging infringement or other violation by the Company or any of its Subsidiaries or any Company Products or other operation of the Company’s or any of its Subsidiaries’ business of the Intellectual Property Rights of such Third Party.

(e) The Company and its Subsidiaries exclusively own all right, title and interest in the Company IP, free and clear of all Liens (other than (i) Permitted Liens or (ii) Liens that are not material, individually or in the aggregate, to the Company or any of its Subsidiaries), and are not subject to any Order of any Governmental Entity that restricts or impairs the use, transfer or licensing of any material Company IP or other Intellectual Property Rights; provided that the foregoing is not a representation or warranty with respect to infringement or misappropriation or other violation of Third Party Intellectual Property Rights, which is solely covered under Section 3.21(d) of this Agreement. To the knowledge of the Company, and except as would not be expected to have a Material Adverse Effect, nothing the Company has done would affect, (x) all material Company IP from being fully transferable or licensable by the Surviving Company without restriction and without payment of any kind to any other Person; and (y) the exclusive right of the Company and its Subsidiaries, and, following the Effective Time, the Surviving Company, to bring actions against any Person that is infringing any material Company IP and to retain for themselves any damages recovered in any such action.

(f) The Company and each of its Subsidiaries have taken all commercially reasonable measures to protect and preserve the confidentiality of any Trade Secrets that comprise a material part of the Company IP. To the knowledge of the Company, all use and disclosure of Trade Secrets owned by another Person by the Company or any of its Subsidiaries have been pursuant to the terms of a written agreement with such Person or such use and disclosure by the Company or any of its Subsidiaries was otherwise lawful. To the knowledge of the Company, all current or former employees, consultants and contractors of the Company or any of its Subsidiaries that have created any Company IP that is material to the value of the Company Products have executed a confidentiality and assignment agreement substantially in the Company’s standard form previously provided to Parent. No employee who was involved in, or who contributed to, the creation or development of any Company IP owed or owes any duty or rights to any Governmental Entity, including without limitation the Israeli Defense Forces, or any university, college or other educational institution or for a research center, in any such case which would affect the ownership by the Company of any Company IP.

(g) Neither the Company nor any of its Subsidiaries have, in the three years prior to the date of this Agreement, asserted or threatened any claim in writing against any Person alleging such Person is infringing or misappropriating any material Company IP.

(h) The Company and its Subsidiaries are not subject to any agreement such that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will result in any changes to the Company’s rights in any Intellectual Property Rights or Technology used or held for use by the Company and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, the Company and its Subsidiaries are not subject to any agreement such that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will result in Parent or any of its Subsidiaries, after the Merger, being required to grant any third party any rights or licenses to any Intellectual Property Rights of the Parent or any of its Subsidiaries (other than the Intellectual Property Rights of the Company or any of its Subsidiaries).

(i) To the knowledge of the Company, the Company and its Subsidiaries have not taken any action with respect to Public Software that has resulted in any obligation under any applicable Open Source License to (i) grant to any other Person any license under any material Patent included in the Company IP or (ii) license, disclose or distribute any Software developed by or for the Company or any of its Subsidiaries in Source Code form, for the purpose of preparing derivative works, where such Source Code is confidential and proprietary and is material to the Company’s and its Subsidiaries’ business.

(j) To the knowledge of the Company, none of the Company or its Subsidiaries has disclosed to any Third Party (other than escrow agents pursuant to the Contracts set forth in Section 3.21(j) of the Company Disclosure Letter), or permitted the disclosure or delivery by any escrow agent or other Third Party to any Third Party, of any material Source Code of any Company Product, the Copyrights to which are owned by the Company or its Subsidiaries. To the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, require the disclosure or delivery by the Company or its Subsidiaries or any escrow agent or other Third Party to any Third Party of any such Source Code. Neither the execution of this Agreement nor the consummation of the Merger, in and of itself, would reasonably be expected to result in the release of any such material Source Code from escrow.

(k) To the knowledge of the Company, the Company’s and its Subsidiaries’ practices are, and at all times since January 1, 2016 have been, in compliance with (i) any applicable internal privacy policies; (ii) their contractual obligations relating to privacy, data protection, and information security; and (iii) Applicable Laws relating to privacy, data protection, and information security (collectively, “Privacy Requirements”), in each case except as would not be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole. Neither the Company nor its Subsidiaries have received a notice of (or, to the knowledge of the Company, has the Company or any of its Subsidiaries been the subject of a Governmental Entity’s investigation regarding) actual or alleged noncompliance with Privacy Requirements. The Company and its Subsidiaries have at all times since January 1, 2016 implemented and maintained commercially reasonable safeguards compliant with all Applicable Laws to protect and maintain the confidentiality, integrity, and security of personal data maintained or processed by or for the Company and its Subsidiaries, and to protect such information technology systems and personal data against loss, theft and unauthorized access or disclosure. To the knowledge of the Company, since January 1, 2016, no material loss of, unauthorized access to or acquisition of, or other unauthorized processing of such personal data has occurred. The execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby (including the Merger), the compliance by the Company with any of the provisions hereof, and the transfer of all personal data maintained by or for the Company or its Subsidiaries to Parent, is compliant with all Privacy Requirements in all material respects.

(l) The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures to safeguard the information technology systems of the Company and its Subsidiaries. To the knowledge of the Company, since January 1, 2016, there have been no material unauthorized intrusions or breaches of the security of information technology systems used by the Company or any of its Subsidiaries resulting in the unauthorized access to or use of any Confidential Technology or other sensitive information. The Company and its Subsidiaries have industry-standard disaster recovery plans.

(m) No funding, facilities or personnel of any Governmental Entity are being used to create, in whole or in part, any material Company IP, except for any such finding or use of facilities or personnel that does not result in such Governmental Entity obtaining ownership rights to such material Company IP.

(n) Section 3.21(n) of the Company Disclosure Letter sets forth a true and complete list of all industry standards bodies or similar organizations related to the business in which the Company and/or any of its Subsidiaries has, since January 1, 2016, participated or is or was a member, in either case, in a manner giving rise to any obligation to grant any Third Party any license under any material Company IP.

(o) To the knowledge of the Company, (i) there is no fact, or of the occurrence of any event, that might reasonably form the basis of any present or future claim against the Company or its Subsidiaries, whether or not fully covered by insurance, for Liability on account of negligence or product liability or on account of any Warranties, and (ii) there are no design, manufacturing, or other defects or errors in the Company Products that would reasonably be expected to lead to any recall of the Company Products or would materially and adversely affect the safety, functionality or use of the Company Products for their intended purposes, in the case of each of clause (i) and (ii), that would reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(p) This Section 3.21 contains the sole and exclusive representations of the Company and its Subsidiaries under this Agreement with respect to matters concerning Intellectual Property Rights and product liability.

3.22 Export Control and Import Laws.

(a) To the knowledge of the Company, since January 1, 2013, the Company and each of its Subsidiaries has conducted their import and export transactions in accordance in all material respects with applicable provisions of Israeli, U.S. and other trade Laws of the countries where it conducts business.

(b) To the knowledge of the Company, the Company and each of its Subsidiaries have obtained all export licenses and other approvals required for their exports of products, software and technologies from Israel, the U.S. or any other country from which the Company or any of its Subsidiaries exports products, software or technologies, in each case except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries, taken as a whole.

(c) To the knowledge of the Company, (i) the Company and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses or other approvals, and (ii) there are no facts or circumstances that would reasonably be expected to result in any material Liability to the Company or its Subsidiaries for violation of any export controls or import restrictions.

(d) Except as authorized by the relevant Governmental Entity, the Company and its Subsidiaries have not released or disclosed controlled technical data or Technology to any foreign national whether in the United States, Israel or abroad in violation of Applicable Law in any material respect.

(e) The business of the Company and its Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export is restricted under Applicable Laws, and to conduct its business, neither the Company nor any of its Subsidiaries is or has been under any obligation to obtain any approvals from the U.S. Bureau of Industry and Security or any licenses from the Israeli Ministry of Defense or any authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, or other legislation regulating the development, commercialization or export of technology. To the knowledge of the Company, the Company and its Subsidiaries have obtained all licenses and other approvals required for its use, development, commercialization, imports and exports of products, software and technologies which may involve the use or engagement in encryption technology, or may involve any other technology whose development, commercialization, import or export is restricted or otherwise regulated under Israeli, United States or other applicable jurisdiction Laws, including Section 2(a) of the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, and the Israeli Law of Regulation of Security Exports, 2007, and the Company and its Subsidiaries have at all times been in compliance, and are in compliance with, all such approvals and licenses and all such approvals and licenses are in full force and effect, in each case except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries, taken as a whole. There are no pending claims and, to the knowledge of the Company, there are no threatened claims, against the Company or any of its Subsidiaries with respect to such export licenses or other approvals. The Company and each of its Subsidiaries has developed and/or develops, used and/or uses and commercialized and/or commercializes the Company’s products and conducted and/or conducts its import and export transactions, including all downloads of Company’s software, all transfers of software code (in binary or source code forms), and all transfers of Technology including to the Company’s Third Party developers, in accordance in all material respects with applicable provisions of Israel, United States or any other applicable jurisdictions in which the Company or its Subsidiary operates governing the use, development, import, export or other engagement in encryption technology and any other restricted technologies, including without limitation, Section 2(a) of the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, and the Israeli Law of Regulation of Security Exports, 2007, in each case except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries, taken as a whole.

3.23 Insurance. The Company and its Subsidiaries are, and continually since January 1, 2016 have been, insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not have, individually or in the aggregate, a Material Adverse Effect. All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder, except for such failures to be in full force and effect, notice of cancellations or defaults that would not have a Material Adverse Effect. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and, to the knowledge of the Company, there has been no threatened termination of, or material premium increase with respect to, any such policies.

3.24 Anti-Bribery Laws. Since January 1, 2013, neither the Company, any of its Subsidiaries, any of their respective officers, directors, employees, nor, to the knowledge of the Company, any of their respective agents or other persons acting on their behalf has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made, promised, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign in violation of any provision of the Foreign Corrupt Practices Act of 1977, or any rules or regulations thereunder (“FCPA”) or any other Applicable Law (including in Israel or the United Kingdom, to the extent applicable) related to anti-corruption or anti-bribery (but, in each case, only to the extent such Applicable Law is applicable to the Company and its Subsidiaries), hereinafter collectively (the “Anti-Bribery Laws”), (iii) taken any act or omission in violation of such applicable Anti-Bribery Laws, or (iv) received any allegation regarding potential or actual violations of such applicable Anti-Bribery Laws. The Company and its Subsidiaries have maintained accurate books and records and adopted and implemented internal controls, policies and procedures designed to ensure compliance with applicable Anti-Bribery Laws.

3.25 Related Party Transactions. Except as set forth in the Company SEC Reports or compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director, but not including any wholly owned Subsidiary of the Company) of the Company or any shareholder that beneficially owns 5% or more of the Company Shares, on the other hand.

3.26 Brokers; Fees and Expenses. Except for Barclays Capital Inc., there is no investment banker, broker, finder or similar agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated hereby (including the Merger).

3.27 Opinion of Financial Advisor. The Company Board has received the written opinion of Barclays Capital Inc. to the effect that, as of the date of this Agreement, from a financial point of view, the Merger Consideration is fair to the holders of Company Shares, other than certain holders as contemplated by Section 2.7(a)(ii), and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

3.28 Takeover Statutes; No Rights Plan.

(a) No “control share acquisition,” “fair price,” “moratorium” or other antitakeover Applicable Law (such Applicable Law, “Takeover Law”) applies to the Merger, this Agreement, or any of the other transactions contemplated hereby or thereby.

(b) The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

3.29 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed or made available to the shareholders of the Company and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Sub. The Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the ICL and other Applicable Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except, with respect to any Section of this Article IV, (x) as disclosed in any Parent SEC Reports filed with, or furnished to, the SEC on or after January 1, 2016 and prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any amendment thereto made after the date of this Agreement or any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) and (y) as set forth in the Parent Disclosure Letter, Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization. Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its respective jurisdiction of organization; and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not have a Material Adverse Effect on Parent, each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. All of the issued and outstanding share capital of Merger Sub is owned directly or indirectly by Parent. Parent has made available to the Company complete and correct copies of the certificate of incorporation, bylaws, memorandum of association, articles of association or other constituent documents, as in effect as of the date of this Agreement, of each of Parent and Merger Sub (the “Parent Charter Documents”). Neither Parent nor Merger Sub is in violation of its respective Parent Charter Documents in any material respect.

4.2 Authorization.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws affecting or relating to creditors’ rights generally and by general principles of equity.

(b) At meetings duly called and held prior to the execution of this Agreement, the board of directors of each of Parent and Merger Sub unanimously (among those present and voting at a duly convened meeting at which a quorum was present throughout) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable; (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein and (iii) with respect to Merger Sub, determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Merger Sub and its sole stockholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Merger Sub to its creditors.

4.3 Non-contravention; Required Consents.

(a) The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) and the compliance by Parent and Merger Sub with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the certificate of incorporation or bylaws of Parent or the articles of association of Merger Sub; or, (ii) assuming compliance with the matters referred to in Section 4.3(b), violate or conflict with any Applicable Law or Order, except in the case of clause (ii) above, for such violations or conflicts which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) No Consent of any Governmental Entity is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger), except (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (ii) the filings and other Consents as may be required under the rules and regulations of Nasdaq; (iii) the application for and receipt of the ISA Offering No-Action or the filing of the Israeli Prospectus; (iv) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and Exchange Act; (v) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws; and (vi)  such other Consents, the failure of which to obtain, would not have a Material Adverse Effect on Parent.

4.4 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of the respective properties of Parent or any of its

Subsidiaries, that (a) involves an amount in controversy in excess of $25,000,000, (b) seeks material injunctive relief, or (c) seeks to impose any legal restraint on or prohibition against or limit Parent’s ability to operate the business of Parent and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement. As of the date hereof, neither Parent nor any of its Subsidiaries, nor any of their respective properties, is subject to any outstanding Order that contains ongoing obligations of Parent or any of its Subsidiaries.

4.5 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement, since December 31, 2017 through the date of this Agreement, (a) the business of Parent and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and (b) there has not been any Material Adverse Effect on Parent

4.6 Capitalization.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). At the close of business on March 5, 2018, (i)(A) 155,872,083 shares of Parent Common Stock were issued and outstanding and (B) 106,370,611 shares of Parent Common Stock were held by Parent as treasury shares, and (ii) 1,735,485 shares of Parent Common Stock were subject to outstanding Parent Restricted Stock Units (assuming, in the case of Parent Restricted Stock Unit awards that are subject to the attainment of performance goals, that applicable performance goals are attained at the maximum level). All outstanding shares of Parent Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. Since March 5, 2018 through the date hereof, Parent has not issued any shares of Parent Common Stock.

(b) Except as set forth in this Section 4.6, there are (i) no outstanding shares of, or other equity or voting interest in, Parent; (ii) no outstanding securities of Parent convertible into or exchangeable for share capital of, or other equity or voting interest in, Parent; (iii) no outstanding options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from Parent, or that obligates Parent to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, Parent; (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, Parent (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of Parent, being referred to collectively as “Parent Securities”) and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of Parent Securities. There are no outstanding Contracts of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(c) Neither Parent nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of Parent.

(d) The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Section 2.7, (i) will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by Applicable Law or the Parent Charter Documents, (ii) will, when issued, be registered under the Securities Act and the Exchange Act and will be registered or exempt from registration under applicable Blue Sky Laws and (iii) will be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

4.7 Parent SEC Reports.

(a) Since January 1, 2016, Parent has filed or furnished (as applicable) all forms, reports, schedules, statements and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under Applicable Law (the “Parent SEC Reports”).

(b) Each Parent SEC Report complied, as of its filing date, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act, each as in effect on the date such Parent SEC Report was filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Parent SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) As of the date hereof, there are no outstanding unresolved comments with respect to any of the Parent SEC Reports noted in any written comment letter from the SEC. To the knowledge of Parent, there is not, as of the date of this Agreement, any pending or threatened investigation or review being conducted by the SEC of any Parent SEC Reports.

(e) None of the Parent’s Subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC.

(f) No principal executive officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Report, except as disclosed in certifications filed with the Parent SEC Reports. Since July 1, 2015, neither Parent nor any of its principal executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. For purposes of this Section 4.7(f), “principal executive officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

4.8 Financial Statements.

(a) The consolidated financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports have been prepared in accordance with U.S. GAAP consistently applied by Parent during the periods and at the dates involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP; (ii) that receipts and expenditures are executed in accordance with the authorization of management; and (iii) that any unauthorized use, acquisition or disposition of Parent’s assets that would materially affect Parent’s financial statements would be detected or prevented in a timely manner.

(c) Parent has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that (i) all material information that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC; and (ii) all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure.

(d) Since July 1, 2014, neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any employee thereof) nor Parent’s independent auditors has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by Parent and its Subsidiaries; (ii) fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and its Subsidiaries; or (iii) claim or allegation regarding any of the foregoing.

(e) Since July 1, 2012, neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Parent or any its Subsidiaries in Parent’s consolidated financial statements.

(f) Since July 1, 2012, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant, consultant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that Parent or any of its Subsidiaries has engaged in accounting or auditing practices in violation of Applicable Law or applicable requirements of U.S. GAAP, and (ii) no current or former attorney representing Parent or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the board of directors of Parent or any committee thereof or to any director or executive officer of Parent.

(g) Since July 1, 2012, (i) to the knowledge of Parent, no employee of Parent or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by Parent or any of its Subsidiaries and (ii) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, contractor, subcontractor or agent of Parent or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

4.9 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any Liabilities required to be disclosed by U.S. GAAP other than (a) Liabilities reflected or otherwise reserved against in the Parent Balance Sheet; (b) Liabilities under this Agreement; (c) incurred in connection with the preparation and negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger), including fees and expenses payable to any accountant, outside legal counsel or financial advisor in connection therewith; (d) executory obligations under any Contract to which Parent is a party or is bound and that are not in the nature of breaches that are required by U.S. GAAP to be disclosed in a balance sheet; and (e) Liabilities incurred in the ordinary course of business since the date of the Parent Balance Sheet that would not have Material Adverse Effect on Parent.

4.10 Taxes. Except as would not reasonably be expected to have a Material Adverse Effect on Parent:

(a) each of Parent and its Subsidiaries has filed all Tax Returns that it was required to file under Applicable Laws and all such Tax Returns were true, correct and complete in all respects.

(b) each of Parent and its Subsidiaries has (i) paid all Taxes it was required to pay (whether or not shown on a Tax Return) except with respect to matters contested in good faith through appropriate proceedings and for which accruals or reserves have been established on the Parent Balance Sheet in accordance with U.S. GAAP and (ii) withheld (and timely paid over any withheld amounts to the appropriate Taxing authority) all Taxes (including, but not limited to, all Taxes required to be withheld on any stock options) required to be withheld;

(c) Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the last two years; and

(d) neither Parent nor any of its Subsidiaries does or has ever engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b).

4.11 Environmental Matters.

(a) Condition of Property. Except in a manner and to an extent that would not reasonably be expected to subject Parent or any of its Subsidiaries to material Liability, no Hazardous Materials are present in the environment at any Business Facility currently or, to the knowledge of Parent and to the extent resulting from a release of Hazardous Materials occurring during the period of ownership, operation, occupancy, control or lease by Parent or its Subsidiaries, formerly owned, operated, occupied, controlled or leased by Parent or any of its Subsidiaries.

(b) Hazardous Materials Activities. Parent and its Subsidiaries have conducted all Hazardous Material Activities relating to their business in compliance in all material respects with all applicable Environmental Laws. The Hazardous Materials Activities of Parent and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner and to an extent that would reasonably be expected to subject Parent or any of its Subsidiaries to material Liability.

(c) Permits. Parent and its Subsidiaries possess all of the material Environmental Permits necessary for the continued conduct of any Hazardous Material Activity of Parent or any of its Subsidiaries as such activities are currently being conducted. All such Environmental Permits are valid and in full force and effect. Parent and its Subsidiaries have complied in all material respects with all covenants and conditions of any such Environmental Permit. No suspension or cancellation of any such Environmental Permit is pending or, to the knowledge of Parent, threatened, except where such suspension or cancellation would not be material to Parent and its Subsidiaries, taken as a whole.

(d) Environmental Litigation. No Legal Proceeding is pending, or to the knowledge of Parent, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of Parent or any of its Subsidiaries relating to the business, or any Business Facility of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries has received any written information request from any Governmental Entity pursuant to Environmental Law, for any contamination by Hazardous Materials that require remediation at any site.

(e) Contracts. Except for Contracts entered into in the ordinary course of business (including customary leases with respect to real property leased by Parent or any of its Subsidiaries) and except as would not reasonably be expected to result in material Liability to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries has entered into any Contract that requires it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to any material Liabilities arising out of Environmental Laws or arising out of the Hazardous Materials Activities of Parent or any of its Subsidiaries.

(f) Notwithstanding anything to the contrary set forth in this Agreement, this Section 4.11 shall constitute the sole representations and warranties by Parent with respect to Environmental Laws, Environmental Permits, Hazardous Materials and Hazard Materials Activities.

4.12 Intellectual Property.

(a) The material Parent IP that is Registered IP is subsisting and to the knowledge of Parent, valid and enforceable, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b) To the knowledge of Parent, and except as would not be expected to result in a Material Adverse Effect on Parent, the operation of the business of Parent, including the use, provision, support, reproduction, making, distribution, marketing, sale, license or display of the Parent Products by Parent or its Subsidiaries, does not: (i) infringe or misappropriate the Intellectual Property Rights of any Person; or (ii) constitute unfair competition or trade practices under applicable Laws. There is no material Legal Proceeding made, conducted or brought by a Third Party currently pending, alleging infringement or other violation by Parent or any of its Subsidiaries or any of its or their current products or services or other operation of Parent’s or any of its Subsidiaries’ business of the Intellectual Property Rights of such Third Party.

(c) Parent and its Subsidiaries exclusively own all right, title and interest in the material Parent IP, free and clear of all Liens (other than (i) Permitted Liens or (ii) Liens that are not material, individually or in the aggregate, to Parent or any of its Subsidiaries), and are not subject to any Order of any Governmental Entity that restricts or impairs the use, transfer or licensing of any material Parent IP or other Intellectual Property Rights;

provided that the foregoing is not a representation or warranty with respect to infringement or misappropriation or other violation of third party Intellectual Property Rights, which is solely covered under Section 4.12(b) of this Agreement.

(d) Parent and each of its Subsidiaries have taken commercially reasonable measures to protect and preserve the confidentiality of any Trade Secrets that comprise a material part of the Parent IP. To the knowledge of Parent, all use and disclosure of Trade Secrets owned by another Person by Parent or any of its Subsidiaries have been pursuant to the terms of a written agreement with such Person or such use and disclosure by Parent or any of its Subsidiaries was otherwise lawful.

(e) To the knowledge of Parent, Parent and its Subsidiaries have not taken any action with respect to Public Software that has resulted in any obligation under any applicable Open Source License to (i) grant to any other Person any license under any material Patent included in the Parent IP or (ii) license, disclose or distribute any Software developed by or for Parent or any of its Subsidiaries in Source Code form, for the purpose of preparing derivative works, where such Source Code is confidential and proprietary and is material to Parent’s and its Subsidiaries’ business.

(f) To the knowledge of Parent, Parent’s and its Subsidiaries’ practices are, and at all times since January 1, 2016 have been, in compliance with all applicable Privacy Requirements, in each case except as would not be expected to result in material Liability to Parent and its Subsidiaries, taken as a whole. Neither Parent nor its Subsidiaries have received a notice of (or, to the knowledge of Parent, has Parent or any of its Subsidiaries been the subject of a Governmental Entity’s investigation regarding) actual or alleged noncompliance with Privacy Requirements. Parent and its Subsidiaries have at all times since January 1, 2016 implemented and maintained commercially reasonable safeguards compliant with all Applicable Laws to protect and maintain the confidentiality, integrity, and security of personal data maintained or processed by or for Parent and its Subsidiaries, and to protect such information technology systems and personal data against loss, theft and unauthorized access or disclosure. To the knowledge of Parent, since January 1, 2016, no material loss of, authorized access to or acquisition of, or other unauthorized processing of such personal data has occurred. The execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby (including the Merger) and the compliance by Parent with any of the provisions hereof, is compliant with all Privacy requirements, except as would not have a Material Adverse Effect on Parent.

(g) Parent and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures to safeguard the information technology systems of Parent and its Subsidiaries. To the knowledge of Parent, since January 1, 2016, there have been no material unauthorized intrusions or breaches of the security of information technology systems used by Parent or any of its Subsidiaries resulting in the unauthorized access to or use of any Confidential Technology or other sensitive information. Parent and its Subsidiaries have industry-standard disaster recovery plans.

(h) This Section 4.12 contains the sole and exclusive representations of Parent and its Subsidiaries under this Agreement with respect to matters concerning Intellectual Property Rights.

4.13 Sufficient Funds.

(a) Parent has, or will have at the Effective Time, the funds necessary to pay the Cash Merger Consideration and the other cash payments contemplated by this Agreement.

(b) Without limiting Section 9.8, in no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

4.14 Compliance with Applicable Law. Neither Parent nor any of its Subsidiaries is in conflict with, or in default, breach or violation of, in any material respect, any Applicable Law or Order applicable to Parent or its Subsidiaries or by which any property or asset of Parent or its Subsidiaries is bound or affected, where such conflict, default, breach or violation would reasonably be expected to have a Material Adverse Effect on Parent.

4.15 Export Control and Import Laws.

(a) To the knowledge of Parent, since January 1, 2013, Parent and each of its Subsidiaries has conducted their import and export transactions in accordance in all material respects with applicable provisions of Israeli, U.S. and other trade Laws of the countries where it conducts business.

(b) To the knowledge of Parent, Parent and each of its Subsidiaries have obtained all export licenses and other approvals required for their exports of products, software and technologies from Israel, the U.S. or any other country from which Parent or any of its Subsidiaries exports products, software or technologies, in each case except as would not, individually or in the aggregate, result in a material Liability to Parent and its Subsidiaries, taken as a whole.

(c) To the knowledge of Parent, Parent and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses or other approvals.

4.16 Anti-Bribery Laws. Since January 1, 2013, neither Parent, any of its Subsidiaries, any of their respective officers, directors, employees, nor, to the knowledge of Parent, any of their respective agents or other persons acting on their behalf has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, or (ii) made, promised, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign in violation of any provision of the FCPA or any other Anti-Bribery Laws (but, in each case, only to the extent such Anti-Bribery Law is applicable to Parent or such Subsidiary), (iii) taken any act or omission in violation of such applicable Anti-Bribery Laws, or (iv) received any allegation regarding potential or actual violations of such applicable Anti-Bribery Laws. Parent and its Subsidiaries have maintained accurate books and records and adopted and implemented internal controls, policies and procedures designed to ensure compliance with applicable Anti-Bribery Laws.

4.17 Merger Sub. Except for obligations or liabilities incurred in connection with its incorporation or organization or the consummation of this Agreement and the transactions contemplated hereby, including the Merger, Merger Sub has not incurred any Liabilities, has not engaged in any business or activities of any type or kind whatsoever and has not entered into any Contracts or arrangements with any person or entity.

4.18 Ownership of Company Shares. None of Parent, Merger Sub or any entity controlled, directly or indirectly through any Person, by Parent (other than any Parent Stock Plans) beneficially owns any Company Shares.

4.19 Related Party Transactions. Except as set forth in the Parent SEC Reports or compensation or other employment arrangements in the ordinary course of business and except to the extent not required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act, there are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director, but not including any wholly owned Subsidiary of Parent) thereof or any stockholder that beneficially owns 5% or more of the outstanding shares of Parent Common Stock, on the other hand.

4.20 Brokers; Fees and Expenses. Except for J.P. Morgan Securities LLC, there is no investment banker, broker, finder or similar agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated hereby (including the Merger).

4.21 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed or made available to the shareholders of the Company and at the time of the Company Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 and the Proxy Statement will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, respectively and other Applicable Law.

ARTICLE  V

INTERIM CONDUCT OF BUSINESS

5.1 Affirmative Obligations of the Company. Except as expressly required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as approved in advance by Parent in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and each of its Subsidiaries shall (a) carry on its business in all material respects in the ordinary course in substantially the same manner as heretofore conducted; and (b) use commercially reasonable efforts, consistent with past practices and policies, to (i) preserve intact its Intellectual Property Rights, business organization and material assets; (ii) keep available the services of its directors, officers and employees; and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.2 Negative Obligations of the Company. Except as expressly required by this Agreement, as set forth in Section 5.2 of the Company Disclosure Letter or as approved in advance by Parent in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit its Subsidiaries to:

(a) amend the Charter Documents;

(b) issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (a) the issuance and sale of Company Shares pursuant to the exercise of Company Options or the vesting or settlement of other Company Compensatory Awards, in all cases, outstanding prior to the date hereof or granted after the date hereof pursuant to the guidelines set forth on Section 5.2(b) of the Company Disclosure Letter and (b) the issuance of any Subsidiary Securities to the Company or any direct or indirect wholly owned Subsidiary of the Company;

(c) acquire or redeem, directly or indirectly, or amend any Company Securities or Subsidiary Securities, other than (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Compensatory Awards in order to pay the exercise price of Company Options or in connection with the satisfaction of Tax withholding obligations in respect of Company Compensatory Awards, (B) the withholding of Company Shares to satisfy Tax obligations with respect to Company Compensatory Awards, (C) the acquisition by the Company of Company Shares in connection with the net exercise of Company Options and (D) the acquisition by the Company of Company Compensatory Awards in connection with the forfeiture of such awards, in the case of (B)-(D), consistent with the terms of such Company Compensatory Awards in effect as of the date hereof or granted after the date hereof in accordance with this Agreement;

(d) other than cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its Subsidiaries, split, combine or reclassify any share capital, declare, authorize, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or make any other actual, constructive or deemed distribution in respect of the share capital;

(e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated hereby, including the Merger);

(f) (i) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any long-term or short-term debt indebtedness for borrowed money or debt securities, except for (A) short-term debt incurred to fund operations of the business in the ordinary course of business consistent with past practice and (B) loans or advances to or among direct or indirect wholly owned Subsidiaries or guarantees of obligations of direct or indirect wholly owned Subsidiaries of the Company; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to or investments in any other Person except for (A) travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, (B) loans between or among the Company and its direct or indirect wholly owned Subsidiaries, or (C) extended payment terms for customers in the ordinary course of business; or (iv) mortgage or pledge any of its or its Subsidiaries’ material assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(g) except as required by (i) Applicable Law or (ii) any Employee Plan or Collective Bargaining Agreement in effect as of the date of this Agreement, (A) enter into, adopt, materially amend, modify or terminate any Employee Plan (excluding offer letters that provide for no severance or change in control benefits other than those required by Applicable Law), (B) increase in any manner the compensation or fringe benefits of any director, officer or employee, (C) pay any special bonus or special remuneration to any director, officer, consultant, independent contractor or employee, (D) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, consultant, independent contractor or employee or (E) pay any benefit not required by any Employee Plan; provided, however, that the foregoing clauses (A) through (D) shall not restrict the Company or any of its Subsidiaries from (x) entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case as permitted by this Agreement and in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions or (y) entering into indemnification and exculpation agreements with current or former directors and officers of the Company or any of its Subsidiaries pursuant to resolutions of the Company Board that were adopted prior to the date of this Agreement;

(h) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates;

(i) take any action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans; other than, in each case, as required by (i) Applicable Law or (ii) any Employee Plan in effect on the date of this Agreement;

(j) except as required by any Collective Bargaining Agreement in effect on the date of this Agreement, enter into, amend, or extend any Collective Bargaining Agreement;

(k) hire or offer to hire, any Senior Management employee or potential Senior Management employee, other than such hires or offers to hire that are made to fill any currently existing Senior Management position that becomes vacant after the date of this Agreement;

(l) reassign, demote or promote, or offer to reassign or promote, any employee;

(m) terminate the employment of any employee of the Company who is eligible to receive payments or benefits upon a termination of employment in connection with a change in control pursuant to any Employee Plan, other than any such benefits required by Applicable Law, in all cases excluding terminations that are for cause or non-performance of material duties;

(n) send any written communications (including electronic communications) to any significant group of employees regarding this Agreement or the transactions contemplated hereby or make any communications to the employees that, in each case, are inconsistent with this Agreement, other than any such communication that is consistent with information previously publicly disclosed by the Company to its shareholders in compliance with this Agreement;

(o) acquire, sell, lease, license or dispose of any of its material property or assets in any single transaction or series of related transactions, except for (i) the sale of goods, purchase of supplies and inventory or grants of non-exclusive licenses with respect to Company IP in the ordinary course of business consistent with past practice, (iii) transactions between or among the Company and its direct and indirect wholly owned Subsidiaries, (iii) any acquisition, sale, lease, license or disposition of a business or product line, and (iv) any acquisition, sale, lease, license or disposition of or with respect to the Company’s interests in any joint venture in which the Company participates as of the date hereof or any of the properties or assets thereof, excluding, in the cases of (iii) and (iv), any transaction that would reasonably be expected to prevent or materially delay or impede the consummation of the Merger and the transactions contemplated by this Agreement or that would require approval by the shareholders of the Company;

(p) except as may be required as a result of a change in Applicable Law or in U.S. GAAP, make any change in any of the accounting principles or practices used by it;

(q) (i) make (except for elections made in the ordinary course of business) or change any material Tax election; (ii) amend any income or other material Tax Return; (iii) settle or compromise any material Liability for Taxes; (iv) adopt or make any material change to any Tax accounting method or (v) except in the ordinary course of business, consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(r) other than in the ordinary course of business and consistent with past practice, (i) enter into, amend or grant any release of any material rights under any Company IP Agreement; (ii) enter into any agreement or modify any existing agreement with respect to the development of any Intellectual Property Rights or Technology with a Third Party that is or would be material to the Company and its Subsidiaries, taken as a whole; or (iii) sell, assign, transfer, abandon, cancel, allow to lapse, fail to maintain or protect or grant any security interest in, to or under any material Company IP;

(s) other than in the ordinary course of business and consistent with past practice (i) enter into any material lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee); (ii) materially modify or amend or exercise any right to renew any material lease or sublease of real property or waive or violate any material term or condition thereof or grant any material consents thereunder; (iii) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment, Lien or charge affecting any real property or any part thereof except as would not reasonably be expected to interfere with the intended use thereof; (iv) convey any material interest in any Real Property; or (v) make any material changes in the construction or condition of any such property other than those in process or contemplated as of the date of this Agreement, in each case of clauses (i) through (v), for an aggregate cost in excess of $5,000,000 and provided that the Company shall provide Parent with prior notice thereof and consult in good faith with Parent with respect thereto;

(t) other than in the ordinary course of business consistent with past practice, enter into or amend any Contract that is or would be material to the Company and its Subsidiaries, taken as a whole;

(u) settle or compromise (i) any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, Liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, claims and other Liabilities up to or immaterially in excess of such amounts reflected or reserved against in the Balance Sheet or incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice, and which does not (A) include any material obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Time and that, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole or (B) impose or require, expressly or by implication, any license, covenant or other agreement that restricts the enforcement of Company IP; or (ii) any of the matters disclosed in Section 1.1 of the Company Disclosure Letter;

(v) commence any Legal Proceedings in excess of $3,000,000 in the aggregate against any Person other than (i) for the routine collection of accounts receivable; or (ii) in such cases where it in good faith determines that failure to commence suit could result in the impairment of a valuable aspect of its business, so long as it provides Parent with prior notice to the filing of a suit, or (iii) for a breach of this Agreement;

(w) hire any employee without requiring them to execute the Company’s standard form of confidentiality and inventions assignment agreement; or

(x) commit or enter into a Contract to do any of the foregoing.

5.3 Affirmative Obligations of Parent. Except as expressly required by this Agreement, as set forth in Section 5.3 of the Parent Disclosure Letter or as approved in advance by the Company in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of Parent and each of its Subsidiaries shall (a) carry on its business in all material respects in the ordinary course in substantially the same manner as heretofore conducted; and (b) use commercially reasonable efforts, consistent with past practices and policies, to (i) preserve intact its Intellectual Property Rights, business organization and material assets; (ii) keep available the services of its directors, officers and employees; and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.4 Negative Obligations of Parent. Except as expressly required by this Agreement, as set forth in Section 5.4 of the Parent Disclosure Letter or as approved in advance by the Company in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent shall not, and shall not permit its Subsidiaries to:

(a) amend the Parent Charter Documents;

(b) issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Parent Securities or any Parent Subsidiary Securities for the principal purpose of raising additional capital, except for (i) the vesting or settlement of Parent Restricted Stock Units outstanding as of the date hereof or issued following the date hereof to service providers of Parent or its Subsidiaries, and (ii) the issuance of Parent Restricted Stock Units to service providers of Parent or its Subsidiaries;

(c) split, combine or reclassify any share capital, declare, authorize, set aside or pay any special or extraordinary dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, other than in each case in respect of (i) cash dividends made by any direct or indirect wholly owned Subsidiary of Parent to Parent or one of its Subsidiaries, and (ii) regular quarterly cash dividends in respect of Parent Common Stock which dividends, for the avoidance of doubt, may be increased or decreased in amount from quarter to quarter at the discretion of the board of directors of Parent;

(d) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations or any acquisitions of equity or assets, mergers, consolidations or business combinations that, in any case, would reasonably be expected to prevent or materially delay or impede the consummation of the Merger and the transactions contemplated by this Agreement or that would require approval by the stockholders of Parent; provided that Parent shall consult in advance with the Company with respect to any acquisition in excess of $250,000,000; or

(e) commit or enter into a Contract to do any of the foregoing.

ARTICLE  VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation

(a) The Company shall, and it shall cause its Representatives to, immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of its Representatives to continue, any existing activities, discussions or negotiations with respect to any Acquisition Proposal with any Third Party. The Company shall promptly (and in any event within three Business Days following the date of this Agreement) request in writing that each Third Party that has previously executed a confidentiality agreement in connection with its consideration of acquiring the Company in the one year period prior to the date of this Agreement return or destroy all confidential information previously furnished to such Third Party by or on behalf of the Company.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not (and it shall not authorize or permit any of its Representatives to), directly or indirectly, (i) solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an Acquisition Proposal or the making of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal; (ii) in connection with or in response to any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, furnish to any Third Party any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party, or take any other action intended to assist or facilitate the making of any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal (for the avoidance of doubt, neither (A) the announcement of the execution of this Agreement nor (B) the provision of information to Third Parties pursuant to communications in the ordinary course of business consistent with past practice that are unrelated to any Acquisition Proposal (whether or not such communications are covered by any contractual or other arrangements), shall in either case be deemed to constitute “encouragement”, “facilitation” or “inducement”); (iii) participate or engage in negotiations regarding an Acquisition Proposal or knowingly engage in discussions with any Third Party that is seeking to make or has made an Acquisition Proposal; (iv) approve, endorse or recommend an Acquisition Proposal; (v) execute or enter into any letter of intent, memorandum of understanding or Contract contemplating or otherwise relating to an Acquisition Transaction; or (vi) except to the extent that the Company Board determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, terminate, amend, modify, waive or fail to enforce any rights under any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Third Party. Notwithstanding the foregoing, prior to obtaining the Requisite Shareholder Approval, the Company Board may, directly or indirectly through any Representative, subject to the Company’s compliance with the provisions of this Section 6.1, with respect to any Third Party that has made (and not withdrawn) a bona fide written Acquisition Proposal after the date of this Agreement that did not result from a material breach of this Section 6.1 (but only if the Company Board concludes in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal) (A) engage or participate in discussions or negotiations with such Third Party or (B) furnish to such Third Party any non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement the terms of which, except with respect to any “standstill” or similar provision, are no less favorable to the Company than those contained in the Confidentiality Agreement (except that such confidentiality agreement need not contain any explicit or implicit standstill provision) and containing additional provisions that expressly permit the Company to comply with the terms of this Section 6.1. The Company Board may take the actions contemplated by clauses (A) and (B) of the prior sentence only if (1) at least 24 hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Third Party, the Company gives Parent written notice of the identity of such Person and all of the terms and conditions of such Acquisition Proposal (and if such Acquisition Proposal is in written form, the Company shall give Parent a copy thereof) and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Third Party; and (2) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent that such information has not been previously furnished by the Company to Parent).

(c) Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and agree that any violation of the restrictions set forth in this Section 6.1 by any Subsidiary of the Company or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.1 by the Company. The Company shall not enter into any letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement as permitted by Section 6.1(b)) contemplating or otherwise relating to an Acquisition Proposal unless and until this Agreement is terminated pursuant to Article VIII, and the Company has paid all amounts due to Parent pursuant to and in accordance with Section 8.3, if any.

(d) In addition to the obligations of the Company set forth in Section 6.1(b), the Company shall promptly, and in all cases within 36 hours of its receipt, advise Parent orally and in writing of any (i) Acquisition Proposal; (ii) request for information that would reasonably be expected to lead to an Acquisition Proposal; or (iii) inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

(e) The Company shall keep Parent reasonably informed of the status of discussions relating to, and material terms and conditions (including all amendments or proposed amendments to such material terms and conditions) of any such Acquisition Proposal, request or inquiry, and promptly (and in no event later than 36 hours thereafter) upon receipt or delivery of any of the following provide Parent with copies of all documents and written (including electronic) communications relating to any Acquisition Proposal (including the financing thereof), request or inquiry exchanged between the Company, its Subsidiaries or any of their respective Representatives, on the one hand, and the Person making such Acquisition Proposal, request or inquiry (or such Person’s Affiliates or Representatives), on the other hand. In addition to the foregoing, the Company shall provide Parent with at least 72 hours (or such shorter period of notice as is given to each of the members of the Company Board or committee thereof, as applicable) prior written notice of a meeting of the Company Board (or any committee thereof) at which the Company Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal, an inquiry relating to a potential Acquisition Proposal, or a request to provide non-public information to any Person.

6.2 Company Board Recommendation.

(a) Subject to the terms of this Section 6.2, the Company Board shall include the Company Board Recommendation in the Proxy Statement.

(b) Subject to the terms of this Section 6.2, the Company Board shall not make a Company Board Recommendation Change.

(c) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Shareholder Approval, the Company Board may in response to its receipt of a bona fide written

Acquisition Proposal that did not result from a material breach of Section 6.1, (i) effect a Company Board Recommendation Change or (ii) terminate this Agreement pursuant to Section 8.1(g) to, substantially concurrently with such termination, enter into a definitive written agreement providing for such Acquisition Proposal if, and only if (A) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (iv) below), that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) in light of such Superior Proposal, failure to effect a Company Board Recommendation Change would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board under Israeli Law; (B) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least four Business Days’ notice (the “Superior Proposal Notice Period”) of such determination (which notice shall include the most current version of the proposed definitive agreement with respect to such Superior Proposal and, to the extent not included therein, all material terms and conditions of such Superior Proposal (which proposed agreement or material terms shall be updated on a prompt basis) and the identity of the Person making such Superior Proposal), (C) the Company shall, and shall cause its financial and legal advisors to, during the Superior Proposal Notice Period, negotiate with Parent in good faith modifications to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to be a Superior Proposal, if Parent, in its discretion, proposes to make such modifications; (D) after taking into account any counter-offer or proposal Parent shall have made, if any, within the Superior Proposal Notice Period, the Company Board again makes the determination set forth in clause (A) of this Section 6.2(c) (it being understood that (1) any material revision to the terms of a Superior Proposal, including any revision in price, shall require a new notice pursuant to clause (B) above; (2) the Superior Proposal Notice Period shall be extended, if applicable, to the extent necessary to ensure that no less than two Business Days remain in the Superior Proposal Notice Period subsequent to the time that the Company notifies Parent of any such material revision; and (3) there may be multiple extensions of the Superior Proposal Notice Period in respect of succeeding material revisions to the terms of any Superior Proposal); and (E) in the event of the termination of this Agreement pursuant to clause (ii) of this Section 6.2(c), the Company concurrently pays all amounts due to Parent pursuant to and in accordance with Section 8.3. The Company shall ensure that any Company Board Recommendation Change (including one effected in respect of a Superior Proposal or Intervening Event) does not: (x) change or otherwise affect the approval of this Agreement by the Company Board; or (y) have the effect of causing any Takeover Law to be applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Shareholder Approval, the Company Board may in response to an Intervening Event effect a Company Board Recommendation Change if, and only if (i) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (iii) below), that, in light of such Intervening Event, failure to effect a Company Board Recommendation Change would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board under Israeli Law; (ii) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least four Business Days’ notice (the “Intervening Event Notice Period”) thereof (which notice shall describe in reasonable detail the Intervening Event and the reasons for such proposed Company Board Recommendation Change) and the Company shall, and shall cause its financial and legal advisors to, during the Intervening Event Notice Period, negotiate with Parent in good faith modifications to the terms and conditions of this Agreement, if Parent, in its discretion, proposes to make such modifications; and (iii) after taking into account any counter-offer or proposal Parent shall have made, if any, within the Intervening Event Notice Period, the Company Board again makes the determination set forth in clause (i) of this Section 6.2(d).

(e) Nothing in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to shareholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act, (ii) taking and disclosing to the shareholders of the Company a position contemplated by Section 329 of the ICL or (iii) making any other disclosure to its shareholders if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be reasonably likely to be inconsistent with the fiduciary or other duties of the members of the Company Board under Israeli Law or as otherwise may be required pursuant to Applicable Law; provided, however, that (A) any statements made by the Company Board pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act or other Applicable Law shall be subject to the terms and conditions of this Agreement and (B) it is acknowledged and agreed that any such disclosure, other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be a Company Board Recommendation Change unless the Company Board expressly publicly reaffirms the Company Board Recommendation in such communication).

(f) Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not take any action to approve any transaction under, or exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the provisions of, any Takeover Law or otherwise cause such restrictions not to apply. To the extent permitted under any Takeover Law, the Company shall promptly take all steps necessary to terminate any waiver or other exemption that may have been previously granted to any such Person or any Acquisition Proposal under any such provision.

6.3 Company Shareholders’ Meeting. As soon as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall establish a record date for, call, publicize the convening of, convene and hold a meeting of the shareholders of the Company (the “Company Shareholders’ Meeting”) for the purpose of voting upon the approval of this Agreement and the Merger in accordance with Applicable Law and its Articles of Association. Notwithstanding the foregoing, the Company may delay publicizing the convening of, convening and holding the Company Shareholders’ Meeting to the extent Parent provides its prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company shall solicit from shareholders of the Company proxies in favor of the approval of this Agreement and the Merger in accordance with Israeli law, and shall use its reasonable best efforts to secure the Requisite Shareholder Approval at the Company Shareholders’ Meeting. Unless this Agreement is earlier terminated pursuant to Article VIII, the Company shall establish a record date for, call, give notice of, convene and hold the Company Shareholders’ Meeting for the purpose of voting upon the approval of this Agreement and the Merger in accordance with Israeli law, whether or not the Company Board at any time subsequent to the date of this Agreement shall have effected a Company Board Recommendation Change or otherwise shall determine that this Agreement is no longer advisable or recommends that shareholders of the Company reject it. Notwithstanding anything to the contrary in this Agreement, unless this Agreement has been terminated in accordance with Article VIII, the Company’s obligation to establish a record date for, call, publicize the convening of, convene and hold the Company Shareholders’ Meeting pursuant to this Section 6.3 shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal. In the event that Parent or any of its Affiliates cast any votes at the Company Shareholders’ Meeting, Parent shall disclose to the Company its interest in the Company Shares so voted.

6.4 Merger Proposal; Certificate of Merger.

(a) Subject to the ICL, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 6.4(a); provided, however, that any such actions or the timeframes for taking such actions shall be subject to any amendment in the corresponding applicable provisions of the ICL (and, in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.4(a) accordingly):

(i) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Parent and the Company (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(ii) within three days after calling of the Company Shareholders’ Meeting in accordance with the terms of this Agreement, deliver and file the Merger Proposal with the Companies Registrar in accordance with Section 317(a) of the ICL;

(iii) following the date on which the Merger Proposal is submitted to the Companies Registrar (the “Merger Proposal Submission Date”), to the extent applicable with respect to each of the Company and Merger Sub:

A. publish a notice to their respective creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, (x) in two daily Hebrew newspapers on the Merger Proposal Submission Date, and (y) in a popular newspaper in New York within three business days after the Merger Proposal Submission Date as may be required by Applicable Law;

B. within three days after the Merger Proposal Submission Date, cause a copy of the Merger Proposal to be delivered to their respective secured creditors, if any;

C. within three business days after the Merger Proposal Submission Date, send to the Company’s and Merger Sub’s “employees committee” (Va’ad Ovdim), if any, or display in a prominent place at the Company’s and, if applicable, Merger Sub’s, premises a copy of the notice published in a daily Hebrew newspaper in accordance with clause (iii)(A)(x) of this Section 6.4(a); and

D. within four business days after the Merger Proposal Submission Date, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub (or, with respect to Merger Sub, Parent), as applicable, is aware of, which shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were identified in the notice referred to in clause (iii)(A) of this Section 6.4(a);

(iv) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clause (iii), but in any event no more than three days following the date on which the notice referred to in clause (iii)(B) above was sent to their respective secured creditors, if any, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to such respective creditors, if any, under Section 318 of the ICL;

(v) not later than three days after (A) the date on which the Requisite Shareholder Approval is received, the Company shall inform the Companies Registrar of such approval, and (B) the date on which the sole shareholder of Merger Sub approves the Merger, Merger Sub shall inform the Companies Registrar of such approval, in each case in accordance with Section 317(b) of ICL; and

(vi) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as promptly as practicable after the determination of the date on which the Closing is expected to take place in accordance with Section 2.2, in coordination with each other, deliver to the Companies Registrar the notice of the contemplated Merger and the proposed date of the Closing and the subsequent notice of the occurrence of the Closing, including a final affidavit signed by an authorized officer of Company and Merger Sub, as applicable, stating that no shareholder or creditor of the Company or Merger Sub, as applicable, nor any antitrust authority has objected to the Merger, in each case in accordance with Section 2.3. For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date.

(b) Solely for purposes of Section 6.4(a), “business day” shall have the meaning set forth in the Merger Regulations 2000 promulgated under the ICL.

(c) Promptly following the date hereof, the sole shareholder of Merger Sub shall approve the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval in accordance with Section 6.4(a)(v).

6.5 Form S-4 and Proxy Statement.

(a) As soon as reasonably practicable following the date of this Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) and cause to be furnished to the SEC on Form 6-K a proxy statement to be sent or otherwise made available to the shareholders of the Company relating to the Company Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”); and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and cause to be filed with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as soon as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement, and the Form S-4 and Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Form S-4 or the Proxy Statement, as applicable. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or furnishing the Proxy Statement (or any amendment or supplement thereto) to the SEC and making it available to the shareholders of the Company or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall (A) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (B) consider in good faith all comments reasonably proposed by the other; provided, however, that, in connection with and to the extent relating to any disclosure regarding a Company Board Recommendation Change (including, if applicable, any Acquisition Proposal or Superior Proposal), and subject to the Company’s compliance with the terms of Section 6.2, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in), or permit Parent or Merger Sub to participate in any discussions with the SEC or any other Governmental Entity regarding, the Proxy Statement or any amendment or supplement thereto with respect to such disclosure. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Stock Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act or any applicable non-U.S. or state securities or “blue sky” Laws in connection with the Merger and the issuance of the Stock Merger Consideration. Parent shall use its reasonable best efforts to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement.

(b) The Company, on the one hand, and Parent, on the other hand, covenant that none of the information supplied or to be supplied by Parent or the Company, as applicable, for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; or (ii) the Proxy Statement will, at the date it is first filed with the SEC or mailed or otherwise made available to the Company’s shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, it being understood that no covenant is made by Parent or Merger Sub with respect to statements or omissions made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder, it being understood that no covenant is made by the Company with respect to statements or omissions made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

(c) If prior to the Effective Time, any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, then Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.5(c) shall limit the obligations of any Party under Section 6.4(a).

(d) If prior to the Effective Time, any event occurs with respect to the Company or any of it is Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, then the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.5(d) shall limit the obligations of any Party under Section 6.4(a).

6.6 Israeli Securities Authority Approval; Israeli Prospectus.

(a) As soon as reasonably practicable after the execution of this Agreement, Parent shall cause its Israeli counsel to prepare and file with the Israeli Securities Authority an application for, and shall use its reasonable best efforts to obtain, an exemption and no-action letter from the Israeli Securities Authority from the requirements of the Securities Law concerning the publication of a prospectus in respect of (i) the Stock Merger Consideration to be issued to shareholders of the Company or applicable holders of Company Compensatory Awards in connection with the transaction hereunder and (ii) the Assumed RSUs, Assumed RSAs and Assumed Options to be issued to the applicable holders of Company Compensatory Awards (together, the “ISA Offering No-Action”).

(b) Notwithstanding the foregoing Section 6.6(a), in the event that Parent does not obtain the ISA Offering No-Action by May 15, 2018, as soon as reasonably practicable following such date Parent shall prepare and shall use its reasonable best efforts to receive a permit from the Israeli Securities Authority to publish, and shall publish, pursuant to and in accordance with the Securities Law, a prospectus with respect to the offer of the Stock Merger Consideration in Israel in connection with the transactions contemplated hereby and with respect to the offer of the Assumed RSUs, Assumed RSAs and Assumed Options to be issued to the holders of any Company Compensatory Awards in Israel (collectively, the “Israeli Prospectus”). Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, publication and, if applicable, distribution of the Israeli Prospectus, and the Israeli Prospectus shall include all information reasonably requested by such other Party to be included therein.

(c) The Company shall cooperate with Parent in connection with (i) the preparation and filing of the application for the ISA Offering No-Action, (ii) if applicable, the preparation and publication of the Israeli Prospectus and (iii) the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ISA Offering No-Action or to receive a permit to publish and to publish the Israeli Prospectus, as applicable, and Parent shall cooperate and consult with the Company in connection with its preparation of any of the foregoing. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the ISA or any request from the ISA with respect to amendments or supplements to (x) the request for the ISA Offering No Action, or (y) the Israeli Prospectus and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the ISA, on the other hand, with respect thereto. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the ISA with respect to the request for the ISA Offering No Action or the Israeli Prospectus. Notwithstanding the foregoing, prior to final approval of the ISA Offering No Action or publication of the Israeli Prospectus, Parent shall (A) provide the Company with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), which shall not be unreasonably withheld, conditioned or delayed, and (B) reasonably consider all comments reasonably proposed by the Company. Parent shall advise the Company promptly after receipt of the ISA Offering No Action or the notice of the final publication of the Israeli Prospectus.

6.7 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Merger) and the transactions described in the press release referred to in Section 6.13, including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII to be satisfied or fulfilled; (ii) obtain all necessary or appropriate consents, waivers and approvals under any Contracts to which the Company, the Parent or any of their Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger) so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated hereby (including the Merger); (iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, as may be required under any applicable Antitrust Laws or otherwise, including the expiration or termination of any applicable waiting periods and making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); and (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) Without limiting the generality of Section 6.7(a), as soon as may be reasonably practicable following the execution and delivery of this Agreement, (x) each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Merger) as required by the HSR Act, as well as the applicable pre-merger notification filings, forms and submissions with each of the non-U.S. Governmental Entities set forth on Section 6.7(b) of the Company Disclosure Letter and (y) the Company shall submit to the OCS the OCS Notice and Parent shall submit to the OCS the Parent OCS Undertaking. Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making of such filings; (ii) supply the other with any information that may be required in order to effectuate such filings; (iii) supply any additional information (at such time as is reasonably determined by Parent, in consultation with the Company) that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction; and (iv) share equally all fees and expenses (other than attorneys’ fees) incurred in connection with filings made in connection with this Section 6.7(b). Each Party shall (A) promptly inform the other Party or Parties, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement (including the Merger), (B) to the extent practicable, give the other Party reasonable advance notice of all substantive oral communications with any Governmental Entity regarding the Merger or any other transaction contemplated by this Agreement, and (C) with respect to any substantive oral communication, give the other Party a reasonable opportunity to participate in such discussions, and, to the extent a Party does not participate in such discussions, the Party having such discussions shall promptly provide the non-participating Party with a summary of such discussions. If any Party or any of its Affiliates receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement (including the Merger), then such Party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable (or as otherwise agreed) and after consultation with the other Party, an appropriate response in compliance with such request.

(c) Without limiting the generality of Section 6.7(a), in the event that any Takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement (including the Merger), the Company, at the direction of the Company Board, shall use reasonable best efforts to ensure that the transactions contemplated by this Agreement (including the Merger) may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby (including the Merger).

(d) Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that: (i) none of the Company, Parent or Merger Sub shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) neither Parent nor Merger Sub shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its Affiliates or the Company or any of its Subsidiaries, or (B) the imposition of any license or condition or the commitment to take any action (or to refrain from taking any action) that limits in any manner its freedom of action with respect to, or its ability to operate, any of the assets or businesses of Parent or the Company or any of their respective Subsidiaries, except, in the case of clause (B), to the extent such license, condition or commitment does not materially (with materiality determined relative to the size of the business and operations of the Company and its Subsidiaries, and not relative to those of Parent and its Subsidiaries) impact in an adverse manner (x) Parent’s and its Subsidiaries’ (including the Surviving Company’s) business or operations, taken as a whole, or (y) the benefits to be derived by Parent and its Subsidiaries from the transactions contemplated hereby, including the Merger (any of (A) or (B), subject to the foregoing exception with respect thereto, an “Antitrust Restraint”).

(e) The Company (x) will not, in connection with obtaining regulatory approval of the transactions contemplated by this Agreement, take or agree to take any action identified in clauses (i) or (ii) of the immediately preceding sentence without the prior written consent of Parent and (y) if so requested by Parent, will use reasonable best efforts to effect any license, divestiture, disposition or holding separate of any of the Company’s assets or businesses necessary to obtain clearances or approvals required for the Closing under the Antitrust Laws, provided that any such action shall be conditioned on the consummation of the Merger and no such action shall be effective prior to the Closing.

(f) Neither Parent nor the Company shall, nor shall it permit any of its Subsidiaries or Affiliates to, acquire or agree to acquire any business, person or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to such acquisition or the consummation of such acquisition would reasonably be expected to result in (i) the failure to obtain or materially impair or delay the obtaining of the expiration or termination of the waiting period in respect of the Merger and the other transactions contemplated by this Agreement under any Applicable Law, (ii) the entry, the commencement of litigation seeking the entry, or failure to effect the dissolution, in each case, of any injunction, temporary restraining order or other order that would prevent or materially impair or delay the consummation of the Merger and the other transactions contemplated by this Agreement or (iii) failure to obtain, or materially impair or delay the obtaining of, all waivers, authorizations, consents, orders and approvals of Governmental Entities necessary for the consummation of the Merger and the other transactions contemplated by this Agreement.

6.8 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, to the extent permitted by Applicable Law, the Company shall afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to all of the Company’s properties (not including the right to conduct an environmental site assessment and audit, including any right to conduct environmental sampling or testing, of the properties), offices, books and records, Contracts, Permits, documents and personnel of the Company to enable Parent to obtain all information as may be reasonably requested by Parent concerning the business, including the status of product development efforts, properties, results of operations and personnel of the Company. No information or knowledge obtained by Parent in any investigation conducted pursuant to this Section 6.8 shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the Parties hereunder. The terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.8. Notwithstanding the foregoing, the Company shall not be required by this Section 6.8 to provide to Parent or its Representatives with access to or to disclose (i) information that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement (provided, however, that the Company shall use its reasonable best efforts to make appropriate redactions to any information subject to such a confidentiality agreement to disclose the maximum extent of such information that does not result in a violation of such obligation of confidentiality), (ii) information the disclosure of which would violate any Applicable Law (provided, however, that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Applicable Law) or (iii) information that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that in such event, the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Parent will use its reasonable best efforts to minimize any disruption to the business of the Company that may result from the requests for access, data and information hereunder.

6.9 Notification.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. No such notification shall affect or be deemed to modify any representation or warranty of the Company or of Parent or Merger Sub set forth herein or the conditions to the obligations of the Company or of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the Parties hereunder. The terms and conditions of the Confidentiality Agreement shall apply to any information provided by one Party to the other Parties pursuant to this Section 6.9(a).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Person or any of its Subsidiaries from any Third Party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such Third Party is or may be required in connection with the transactions contemplated by this Agreement (including the Merger). No such notification shall affect or be deemed to modify any representation or warranty of the Company or of Parent and Merger Sub set forth herein or the conditions to the obligations of the Company or of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the Parties hereunder.

6.10 Certain Litigation. The Company shall promptly advise Parent, and Parent shall promptly advise the Company, orally or in writing, of any Legal Proceeding commenced after the date of this Agreement against such Party or any of its directors by any stockholder of such Party (on their own behalf or on behalf of such Party) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep the other Party reasonably informed regarding any such Legal Proceeding. Each Party shall give the other Party the opportunity to consult with respect to the defense or settlement of any such stockholder litigation and shall consider the other Party’s views with respect to such stockholder litigation and the Company shall not settle any such stockholder litigation without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, except that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its Affiliates (including the Surviving Company).

6.11 Financing Cooperation.

(a) Parent shall, and shall use its reasonable best efforts to cause its Representatives to, keep the Company informed as promptly as practicable in reasonable detail of the status of its efforts to arrange any debt financing related to the Merger and the transactions contemplated by this Agreement (which for purposes of this Section 6.11 shall be deemed to include all the transactions described in the press release referred to in Section 6.13) (the “Debt Financing”). Without limiting the generality of the foregoing, Parent shall furnish the Company with copies of any documents and drafts related to the Debt Financing as promptly as practicable following receipt from any Financing Sources.

(b) Without limiting the generality of Section 6.11(a), in the event that, in connection with the Closing or the transactions described in the press release referred to in Section 6.13, Parent reasonably believes it will incur any Debt Financing, on not less than 10 Business Days’ prior written notice of the initial request therefor, the Company agrees to, and to cause its Subsidiaries to, use commercially reasonable efforts to:

(i) cause the management of the Company, in each case, with appropriate seniority and expertise, to participate, upon reasonable advance notice, in a reasonable number of meetings, presentations, roadshows, drafting sessions, sessions with rating agencies, conference calls with prospective lenders of and investors in the Debt Financing, and due diligence sessions at times and in locations reasonably acceptable to the Company;

(ii) subject to the confidentiality undertakings set forth in the Confidentiality Agreement, provide reasonable and customary assistance with the preparation of materials relating to the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement for rating agency presentations and marketing materials with respect to the Debt Financing, and provide reasonable cooperation with the due diligence efforts of the Financing Sources with respect to the Company and its Subsidiaries;

(iii) provide, at least three Business Days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company or any of its Subsidiaries, in each case as reasonably requested by Parent at least 10 Business Days prior to the Closing Date;

(iv) furnish to Parent (A) the Financing Deliverables, as promptly as practicable following Parent’s request therefor, and (B) the Financing Information;

(v) cause its independent auditors to provide reasonable and customary cooperation in connection with the Debt Financing, including by providing the Specified Auditor Assistance and signing customary management representation letters to such auditors so that such Specified Auditor Assistance can be provided;

(vi) upon reasonable request, identify any material non-public information relating to the Company and its Subsidiaries or their securities contained in the marketing materials with respect to the Debt Financing; provided that public disclosure of such information may only be made with the Company’s prior written consent;

(vii) assist Parent with Parent’s preparation of pro forma financial statements and projections solely by providing the Financing Information to be used in preparing such pro formas that are required in connection with any Debt Financing or that would customarily be included in the marketing materials with respect to the Debt Financing (provided that none of the Company, its Subsidiaries or their respective Representatives shall be responsible for the preparation of such pro forma financial statements (or any related pro forma adjustments) or such projections);

(viii) furnish to Parent customary fact back-up reasonably requested by Parent for information relating to the Company and its Subsidiaries to be included in the securities offering documents with respect to the Debt Financing;

(ix) furnish to Parent other documents of the Company and its Subsidiaries reasonably requested by Parent in connection with any Debt Financing that includes an offering of securities in order to allow such Financing Sources to establish a “due-diligence” defense;

(x) ensuring that the Debt Financing benefits from the existing lending relationships of the Company and its Subsidiaries;

(xi) assist Parent in connection with the preparation and, upon the effectiveness of the Closing, registration of any pledge and security documents, supplemental indentures, currency or interest hedging arrangements and other definitive financing documents as may be reasonably requested by Parent (including the Specified Auditor Assistance), and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing within thirty days after Closing; and

(xii) deliver customary authorization letters that authorize the distribution of the confidential information memorandum to prospective lenders, which letters shall contain a representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities;

provided, however, that no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument executed and delivered pursuant to this Section 6.11 (other than authorization letters, management representation letters or other documents delivered to the Company’s independent registered accounting firm in connection with the Specified Auditor Assistance, in each case, referred to above) shall be effective prior to the Closing.

(c) The Company hereby consents to the use of its and each of its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, and is not reasonably expected to, harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries and their respective marks, products, services, offerings or Intellectual Property Rights. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorney’s fees) incurred by the Company and any of its Subsidiaries and their respective Representatives in connection with providing the assistance contemplated by this Section 6.11. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs, expenses (including attorney’s fees), awards, judgments, penalties and other Liabilities suffered or incurred by any of them in connection with the Debt Financing and any information used in connection therewith (other than any information provided in writing by the Company or any of its Subsidiaries expressly for use in connection therewith) or in connection with providing the assistance contemplated by this Section 6.11, except to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company or its Subsidiaries.

(d) Notwithstanding anything to the contrary contained in this Section 6.11, (i) none of the Company or any of its Subsidiaries or their respective Representatives shall be required to take or permit the taking of any action or provide any assistance that would (A) unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, (B) proximately cause any representation or warranty or covenant of the Company in this Agreement to be breached by the Company or any of its Subsidiaries, (C) require the Company or any of its Subsidiaries or their respective Affiliates to pay (or agree to pay) any fees, or reimburse any expenses prior to the Closing for which it is not promptly reimbursed, or otherwise incur any other obligations (other than any obligations under customary authorization letters, management representation letters or other documents delivered to the Company’s independent registered accounting firm in connection with the Specified Auditor Assistance) or give any indemnities prior to the Closing that are not contingent on the Closing, (D) cause any director, officer, employee or shareholder of the Company or any of its Subsidiaries to incur any personal Liability, (E) conflict with the organizational documents of the Company or any of its Subsidiaries or any Applicable Laws, (F) result in the breach of, or default under, any Material Contract or (G) require the Company or any of its Subsidiaries to prepare separate financial statements for the Company or any of its Subsidiaries or change any fiscal period or prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice; and (ii) none of the Company or any of its

Subsidiaries or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing; provided, however that this clause (ii) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Closing Date (after giving effect to the Closing) by any Person that will remain or will become an officer or director of the Surviving Company as of the Effective Time. Nothing in this Section 6.11 shall require the Company or any of its Subsidiaries or their respective Representatives to disclose any information to Parent, Parent’s Representatives or the Financing Sources if such disclosure would (x) violate any Applicable Law or Contract or (y) jeopardize the attorney-client privilege, work product doctrine or other legal privilege held by the Company or any of its Subsidiaries. If the Company or any of its Subsidiaries does not provide or cause its Representatives to provide such access or such information in reliance on the immediately preceding sentence, then the Company shall (1) promptly (and in any event within two Business Days) provide a written notice to Parent stating that it is withholding such access or such information and stating the justification therefor and (2) use commercially reasonable efforts to provide the applicable access or information in a way that would not violate such Applicable Law or Contract or jeopardize such privilege.

(e) Parent acknowledges and agrees that, other than reasonable out-of-pocket costs and expenses subject to reimbursement pursuant to Section 6.11(c), none of the Company or any of its Subsidiaries or any of their respective Representatives shall have any responsibility for, or incur any Liability to, any Person under any Debt Financing that Parent may obtain in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.11.

(f) Notwithstanding any other provision set forth herein or anything to the contrary contained in the Confidentiality Agreement, Parent or any of its Affiliates may disclose Evaluation Information (as defined in the Confidentiality Agreement) of the Company and its Subsidiaries to the Financing Sources (in each case, without any obligation on the part of the Financing Sources to comply with the terms of the Confidentiality Agreement) so long as the Financing Sources are subject to confidentiality undertakings under a binding written confidentiality commitment to Parent that are at least as restrictive as those applicable to the Parent with respect to the Company (except that such confidentiality agreement need not contain any explicit or implicit standstill provision)).

(g) Notwithstanding anything to the contrary contained herein, but without limiting the obligations of the Company hereunder, including this Section 6.11, Parent and Merger Sub acknowledge that their obligations to consummate the Merger and the other transaction contemplated by this Agreement are not subject to a condition regarding Parent’s or Merger Sub’s or any of their respective Affiliates’ obtaining funds therefor, whether pursuant to the Debt Financing or otherwise.

(h) Certain Definitions.

“Financing Deliverables” means the documentation and other information reasonably requested by the Financing Sources with respect to applicable “know-your-customer” rules and regulations, including the USA Patriot Act of 2001.

“Financing Information” means (i) audited consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company and its Subsidiaries for the three most recently completed fiscal years ended at least 60 days prior to the Closing Date; and (ii) unaudited interim consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company and its Subsidiaries for each subsequent fiscal quarter ended at least 60 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year).

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange the Debt Financing, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and their respective Affiliates’ officers, directors, employees, partners, trustees, stockholders, controlling persons, agents and representatives and their respective successors and assigns.

“Specified Auditor Assistance” means (i) providing customary “comfort letters” (including customary “negative assurances”) and reasonable and customary assistance with the due diligence activities of the Financing Sources, (ii) providing access to work papers of the Company and its Subsidiaries and other supporting documents as may be reasonably requested by Parent or the Financing Sources and (iii) providing customary consents or authorization letters to the inclusion of the Company’s auditor reports to the extent required for any marketing materials relating to the Debt Financing, in each case in connection with Debt Financing.

6.12 Confidentiality. Parent, Merger Sub and the Company acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated December 14, 2017 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms, except that each of the Parties agree to and hereby do amend the Confidentiality Agreement to delete paragraph 19 thereof and replace it with Section 9.9, and Section 9.10, and Section 9.11 hereof, mutatis mutandis.

6.13 Public Disclosure. Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement. Thereafter, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by Applicable Law or any listing agreement with a national securities exchange, in which event such Party shall use reasonable best efforts to consult with and to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance; provided, however, that neither Party shall be required by this Section 6.13 to provide any such review or comment to the other Party in connection with the Company’s receipt and existence of an Acquisition Proposal, Superior Proposal or in the event of a Company Board Recommendation Change and matters related thereto. Notwithstanding the foregoing provisions of this Section 6.13, (i) Parent and the Company may make press releases or public announcements concerning this Agreement or the transactions contemplated hereby that consist solely of information previously disclosed in all material respects in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 6.13, and (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by the Company and Parent and do not reveal material, non-public information regarding the other Parties, this Agreement, the Merger or the other transactions contemplated by this Agreement.

6.14 Company Compensatory Awards.

(a) Company Restricted Share Units. At the Effective Time, each award of Company Restricted Share Units (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall be assumed by Parent (each, an “Assumed RSU”) and Parent and the Company shall take such acts and adopt such corporate resolutions as may be required to effect such assumption. The number of shares of Parent Common Stock subject to each Assumed RSU shall be equal to the product of (i) the number of Company Shares underlying such unvested Company Restricted Share Unit award as of immediately prior to the Effective Time (assuming, in the case of an Assumed RSU that is subject to performance-based vesting conditions, that applicable performance goals have been attained at maximum levels) multiplied by (ii) the Exchange Ratio (with the resulting number, rounded to the nearest whole share). Except as otherwise agreed to by Parent and a holder of such Assumed RSUs or as otherwise provided in Section 6.14(a) of the Company Disclosure Letter, such Assumed RSUs will be subject to substantially the same terms and conditions as applied to the related award of Company Restricted Share Units immediately prior to the Effective Time, including the same service-based vesting schedule (but not the same or any other performance-based vesting conditions) applicable thereto, and the same right to receive any accrued but unpaid dividends in respect thereof (including any such dividends that are accrued but unpaid as of the

Effective Time). Any Company Restricted Share Unit (or portion thereof) that is not an Assumed RSU (each, a “Cancelled RSU”) shall, by virtue of the Merger, be cancelled and terminated and converted into the right to receive, without interest, with respect to each Company Share underlying such Cancelled RSU (assuming, in the case of a Cancelled RSU that is subject to performance-based vesting conditions, that applicable performance goals have been attained at maximum levels), the Merger Consideration and any accrued but unpaid dividends with respect to such Cancelled RSU (together, the “Cancelled RSU Amount”). Except as otherwise required under Section 409A, the holder of each Cancelled RSU that is not a Company 102 Restricted Share Unit shall, with respect to each Company Share underlying such Cancelled RSU, receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no event later than the Company’s first full payroll after the Effective Time) from the Surviving Company, an amount equal to the Cancelled RSU Amount. The payment of the Cancelled RSU Amount to the holder of a Cancelled RSU shall be reduced by any applicable tax withholding required under the Code or any Applicable Law. The applicable taxes required to be withheld from the Cancelled RSU Amount payable to the holder of a Cancelled RSU shall reduce first the Cash Merger Consideration portion of such Merger Consideration and any accrued but unpaid dividends payable in respect of the Cancelled RSU as of the Effective Time, with any remaining amount reducing the Stock Merger Consideration portion of such Merger Consideration, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Closing Price. The holder of each Cancelled RSU that is a Company 102 Restricted Share Unit or that is otherwise held by the 102 Trustee shall receive the Cancelled RSU Amount through the 102 Trustee in accordance with Section 2.8.

(b) Company Restricted Shares. At the Effective Time, each award of Company Restricted Shares (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall be assumed by Parent (each, an “Assumed RSA”) and Parent and the Company shall take such acts and adopt such corporate resolutions as may be required to effect such assumption. The number of shares of Parent Common Stock subject to each Assumed RSA shall be equal to the product of (i) the number of unvested Company Restricted Shares underlying such RSA as of immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (with the resulting number, rounded to the nearest whole share). Except as otherwise agreed to by Parent and a holder of such Assumed RSAs or as otherwise provided in Section 6.14(b) of the Company Disclosure Letter, such Assumed RSAs will be subject to substantially the same terms and conditions as applied to the related award of Company Restricted Shares immediately prior to the Effective Time, including the same vesting schedule applicable thereto, and the same right to receive any accrued but unpaid dividends in respect thereof (including any such dividends that are accrued but unpaid as of the Effective Time). Any award of Company Restricted Shares that is not an Assumed RSA shall, with respect to each such Company Restricted Share, be treated as a Company Share that shall be cancelled and extinguished and automatically converted into the right to receive the Merger Consideration and any accrued but unpaid dividends in respect of such Company Restricted Share as of the Effective Time (together, the “Company Restricted Share Amount”). The holder of each such Company Restricted Share shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no event later than the Company’s first full payroll after the Effective Time) from the Surviving Company, an amount equal to the Company Restricted Share Amount. The payment of the Company Restricted Share Amount to the holder of a Company Share shall be reduced by any applicable tax withholding required under the Code or any Applicable Law. The applicable taxes required to be withheld from the Company Restricted Share Amount payable to the holder of such Company Restricted Share shall reduce first the Cash Merger Consideration portion of such Company Restricted Share Amount and any accrued but unpaid dividends payable in respect of such Company Restricted Share as of the Effective Time, with any remaining amount reducing the Stock Merger Consideration portion of such Company Restricted Share Amount, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Closing Price. The holder of each Company 102 Restricted Share or Company Restricted Share that is otherwise held by the 102 Trustee that is not an Assumed RSA shall receive the Company Restricted Share Amount through the 102 Trustee in accordance with Section 2.8.

(c) Company Options.

(i) At the Effective Time, each Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated hereby) (each, a “Cancelled Option”) shall, by virtue of the Merger, be cancelled and terminated and converted into the right to receive the Merger Consideration in respect of each Net Share covered by such Cancelled Option; except that, in lieu of the Merger Consideration, any fractional Net Share (after aggregating all shares represented by all Cancelled Options held by such individual) shall be settled in cash based on the Cash Equivalent Consideration (such consideration being hereinafter referred to as the “Option Consideration”). The holder of each Cancelled Option shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no even later than the Company’s first full payroll after the Effective Time) from the Surviving Company, the Option Consideration. If the exercise price per share of any such Cancelled Option is equal to or greater than the Merger Consideration, such Company Option shall, by direction of Parent (which is hereby given pursuant to this Agreement), be cancelled without any payment being made in respect thereof. The payment of Option Consideration to the holder of a Cancelled Option shall be reduced by any applicable tax withholding required under the Code or any Applicable Law. The applicable taxes required to be withheld from the Option Consideration shall reduce first the Cash Merger Consideration portion of the Option Consideration with any remaining amount reducing the Stock Merger Consideration portion of the Option Consideration, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Closing Price. The holder of each Cancelled Option that is a Company 102 Option or that is otherwise held by the 102 Trustee shall receive the Option Consideration through the 102 Trustee in accordance with Section 2.8.

(ii) At the Effective Time, each Company Option (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall be assumed by Parent (each, an “Assumed Option”) and Parent and the Company shall take such acts and adopt such corporate resolutions as may be required to effect such assumption. Except as otherwise provided in this Section 6.14(c)(ii) or in Section 6.14(c)(ii) of the Company Disclosure Letter, each such Assumed Option shall be subject to substantially the same terms and conditions as applied to the related Company Option immediately prior to the Effective Time, including the same service-based vesting schedule (but not the same or any other performance-based vesting conditions) applicable thereto, except that (A) the number of shares of Parent Common Stock subject to each Assumed Option shall be equal to the product of (x) the number of Company Shares underlying such unvested Assumed Option as of immediately prior to the Effective Time (assuming, in the case of an Assumed Option that is subject to performance-based vesting conditions, that applicable performance goals have been attained at maximum levels) multiplied by (y) the Exchange Ratio (with the resulting number rounded down to the nearest whole share); and (B) the per share exercise price of each Assumed Option shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Each Assumed Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Assumed Option qualified as an incentive stock option prior to the Effective Time, and, further, that the assumption of Assumed Options pursuant to this Section shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 6.14(c) will be construed consistent with this intent.

(d) Termination of Non-U.S. Company Compensatory Awards. Notwithstanding the provisions above, Parent may, prior to the Effective Time, determine reasonably and in good faith, subject to the consent of the Company, which shall not be unreasonably withheld that any Company Compensatory Award that is subject to the Applicable Laws of a non-U.S. or non-Israeli jurisdiction may be treated in a manner other than prescribed by Section 6.14(a) through Section 6.14(c), as applicable, to the extent that (i) Parent and the Company reasonably and in good faith determine that (A) the manner in which such Company Compensatory Award would otherwise be treated pursuant to Section 6.14(a) through 6.14(c), as applicable, would result in a violation of Applicable Laws or a materially adverse tax consequence to the individual holding such Company Compensatory

Award in the applicable non-U.S. jurisdiction and (B) such different treatment is necessary to comply with such Applicable Laws; and (ii) such different treatment is, to the maximum extent practicable, consistent with Section 6.14(a) through 6.14(c), as applicable. Parent and the Company shall agree at least ten (10) days prior to the Effective Time to the treatment of any Company Compensatory Award that will be treated in a manner other than prescribed by Section 6.14(a) through 6.14(c), as applicable.

(e) Necessary Actions; Form S-8. The Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 6.14 under all Company Plans and Company Compensatory Awards or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof. Promptly after the Effective Time (but in no event later than thirty (30) Business Days following the Effective Time), if available for use by Parent, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Parent Common Stock issuable with respect to, or underlying, Assumed RSUs, Assumed RSAs and Assumed Options under this Section 6.14.

6.15 Section 16 Matters. Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions in connection with the transactions contemplated by this Agreement of shares of Parent Common Stock by each individual who is or shall become a director or officer of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, or the assumption by Parent of Assumed RSUs, Assumed RSAs or Assumed Options held by such individuals, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Operations in Israel; Employee Matters.

(a) Parent currently intends, with respect to the Surviving Company, (i) to continue Parent’s existing policies of investment and expansion in the State of Israel and (ii) in furtherance of the foregoing, has no present intention to, after the Closing, move the headquarters of the Surviving Company, or the operations of the Surviving Company conducted at such headquarters, outside the State of Israel.

(b) Following the Effective Time and until the first anniversary thereof (the “Benefits Continuation Period”), Parent shall provide, or shall cause the Surviving Company to provide, to each Continuing Employee (i) annual base compensation, short-term incentive opportunities and long-term incentive opportunities that are no less favorable, in each case, than the annual base compensation, short-term incentive opportunities and long-term incentive opportunities provided to such Continuing Employee immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time and (iii) employee benefits that are no less favorable in the aggregate than the employee benefits provided to such Continuing Employee immediately prior to the Effective Time.

(c) Without limiting the generality of Section 6.16(a), from and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to comply with all obligations under the Employee Plans, including all of the Company’s employment, severance, retention and termination plans, programs, policies and arrangements, in each case, in accordance with their terms as in effect immediately prior to the Effective Time.

(d) With respect to all plans maintained by Parent, the Surviving Company or their respective Subsidiaries (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Company or any of their respective Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(e) Without limiting the generality of Section 6.16(a), Parent shall cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Company or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time. Parent shall recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(f) For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Employee Plan, for purposes of any Employee Plan containing a definition of “change in control” or “change of control,” the Closing shall be deemed to constitute a “change in control” or “change of control” (except as would result in the imposition of “additional taxes” under Section 409A).

(g) The Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent, any and all 401(k) plans maintained by the Company or any of its Subsidiaries, unless Parent provides written notice to the Company that such 401(k) plan(s) shall not be terminated. The Company shall provide Parent evidence that the 401(k) plan(s) of the Company and its Subsidiaries have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be subject to the review and approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed).

(h) Nothing contained in this Agreement shall be construed as requiring Parent, the Company or any of their Affiliates to continue any specific benefit plan or program, or to continue the employment of any specific person. No provision of this Agreement shall be construed to create any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee of Parent, the Company or their respective Affiliates. Section 6.14 and Section 6.16 are intended to be for the sole benefit of the Parties to this Agreement, and nothing in Section 6.14 and Section 6.16 or elsewhere in this Agreement shall be deemed to confer upon any other Person any rights or remedies hereunder or make any employee or other service provider of the Parties or their respective Subsidiaries or any other Person a third party beneficiary of this Agreement. No provision of this Agreement shall operate as an amendment to any Employee Plan. Further, Parent, the Company and their respective Affiliates retain the right to amend or terminate their benefit plans at any time and from time to time (in each case, in accordance with the terms of the applicable benefit plan).

6.17 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor and fulfill in all respects the obligations of the Company and its Subsidiaries under their respective articles of association (and other similar organizational documents) and all indemnification and exculpation agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers (the “Indemnified Parties”) in effect as of the date of this Agreement or which may be entered into subsequent to the date of this Agreement as permitted by Section 5.2(g). From and after the Effective Time, in the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all of or substantially all of its properties and other assets to any Person, (iii) transfers any material portion of its assets in a single transaction or in a series of transactions or (iv) Parent takes any action to materially impair the financial ability of the Surviving Company and its applicable Subsidiaries to satisfy the obligations referred to in this Section 6.17, then, and in each such case, Parent shall either (A) guarantee, expressly assume, or shall cause proper provision to be made so that the successors and assigns of the Surviving Company shall expressly assume, the obligations set forth in this Section 6.17; or (B) take any other action to ensure that the ability of the Surviving Company to satisfy such obligations will not be diminished in any material respect. For seven years after the Effective Time, Parent shall (and shall cause the Surviving

Company and its Subsidiaries to) cause the articles of association, certificate of incorporation or bylaws (or any other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses and exculpation provisions contained in the articles of association of the Company immediately prior to the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by Applicable Law.

(b) For a period of seven years after the Effective Time, Parent and the Surviving Company shall maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement, any ancillary documents, the Merger and the other transactions contemplated hereby and thereby and the consummation thereof), covering each person covered by the D&O Insurance immediately prior to the Effective Time (the “Insured Parties”), on terms with respect to the coverage and amounts no less favorable, than those of the D&O Insurance in effect on the date of this Agreement. Notwithstanding the foregoing, the Surviving Company may, at its option, substitute therefor policies of Parent, the Surviving Company or any of their respective Subsidiaries containing terms with respect to coverage and amounts no less favorable, to such persons than the D&O Insurance. In satisfying its obligations under this Section 6.17(b), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of 250% of the annual amount payable by the Company for the D&O Insurance (such amount, the “Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 6.17(b) of the Company Disclosure Letter), it being understood that if the annual premiums of the D&O Insurance exceed 250% of the Annual Premium, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding 250% of the Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a seven-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable than the D&O Insurance and for an amount not to exceed 300% of the Annual Premium. In the event that the Company does not purchase the Tail Policy, Parent may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable, than the D&O Insurance. In the event that either the Company or Parent shall purchase such a Tail Policy prior to the Effective Time, Parent and the Surviving Company shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.17(b), for so long as such Tail Policy shall be maintained in full force and effect.

(c) The obligations set forth in this Section 6.17 shall survive consummation of the Merger. Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the Tail Policy (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.17, with full rights of enforcement as if a party thereto.

(d) In the event that any actual or threatened claim, action, suit, proceeding or investigation (“Claim”) is brought or asserted against any Indemnified Party or Insured Party with respect to matters existing or occurring prior to the Effective Time in their capacities as such (including acts or omissions occurring in connection with the approval of this Agreement, any ancillary documents, the Merger and the other transactions contemplated hereby and thereby and the consummation thereof), then the Surviving Company shall afford, and shall cause each of its applicable Subsidiaries to afford, the Indemnified Party and Insured Party and its counsel and other representatives, reasonable access, during normal business hours, upon reasonable notice, to information and documents relating to such Claim and the defense thereof, subject to such Indemnified Party or Insured Party signing a confidentiality undertaking in form and substance reasonably satisfactory to Parent with respect to confidential information and documents being so disclosed. The Surviving Company shall, and shall cause each of its applicable Subsidiaries to, reasonably cooperate with the Indemnified Party and the Insured Party in connection with the defense of such Claim, provided that, for the avoidance of doubt, in the event the Claim involves matters where the Indemnified Party or the Insured Party is adverse to the Parent or the Surviving

Company or the applicable Subsidiary thereof, such cooperation shall not include the provision of any privileged communications or other such information.

6.18 Obligations of Parent and Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

6.19 Tax Rulings.

(a) As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling confirming that (i) the cancellation and exchange of the Company 102 Compensatory Awards in accordance with Section 6.14 and conversion of the Company 102 Shares in accordance Section 2.7(a) and Section 2.8 shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective consideration to be received in respect of such Company 102 Compensatory Awards and Company 102 Shares in accordance with this Agreement is deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) and (ii) all Assumed RSUs, Assumed RSAs and Assumed Options that were Company 102 Options, Company 102 Restricted Shares or Company 102 Restricted Share Units prior to the Effective Time shall continue, after the Effective Time, to benefit from the provisions of Section 102 of the Ordinance and to qualify thereunder as grants made through a trustee pursuant to the capital gains tax route (the “Option Tax Ruling”). The Company shall include in the request for the Option Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Fund Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Compensatory Awards or Company 102 Shares. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Fund Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company 102 Compensatory Awards or Company 102 Shares to the Exchange Fund Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(b) As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists; or (B) instructing Parent, the Exchange Fund Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than holders of Company Shares subject to Section 102 of the Ordinance) (A) exempting Parent, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists; or (B) instructing Parent, the Exchange Fund Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c) 104H Tax Ruling. As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (or an interim ruling) permitting holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (the “Electing Holder”), to defer any applicable Israeli tax with respect to the Stock Merger Consideration that such Electing Holder will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such stock portion of the consideration by such Electing Holder or such other date set forth in Section 104H of the Israeli Tax Ordinance (the “104H Tax Ruling”).

(d) Without limiting the generality of Section 6.6(a), each of the Company and Parent shall use their reasonable best efforts, and shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling), the Withholding Tax Ruling and the 104H Tax Ruling and in obtaining such rulings. Parent shall be given the opportunity to review the final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling and the Company shall consider in good faith all comments reasonably proposed by Parent or its counsel.

6.20 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under Applicable Law) by mutual written agreement of Parent and the Company prior to the Closing of each of the following conditions:

(a) Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(b) Antitrust and Other Governmental Approvals. All (i) applicable waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement (including the Merger) under the HSR Act shall have expired or been terminated and (ii) any affirmative exemption or approval of a Governmental Entity required under any Antitrust Law set forth on Section 6.7(b) of the Company Disclosure Letter as of the date hereof shall have been obtained and any mandatory waiting periods related thereto (including any extension thereof) shall have expired (collectively, the “Regulatory Approvals”).

(c) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Applicable Law that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction; or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction.

(d) Listing. The shares of Parent Common Stock issuable as Stock Merger Consideration pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e) Israeli Statutory Waiting Periods. Fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the Company Shareholders and the sole shareholder of Merger Sub.

(f) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(g) ISA Offering No-Action. Parent shall have obtained the ISA Offering No-Action or shall have published the Israeli Prospectus, as applicable, in accordance with the Securities Law.

(h) Israeli Approvals. The Company shall have submitted the OCS Notice and Parent shall have submitted the Parent OCS Undertaking.

(i) Investment Center Approval. The Investment Center Approval have been obtained by the Company.

7.2 Additional Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Closing of each of the following conditions, any of which may be waived (in writing) exclusively by Parent and Merger Sub:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in this Agreement (other than the Capitalization Representation and the Specified Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (ii) each of the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4(c), Section 3.26, Section 3.27 and Section 3.28 (collectively, the “Specified Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date; and (iii) the representations and warranties set forth in Section 3.4(a), Section 3.4(d) and Section 3.4(e) (the “Capitalization Representation”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct in any immaterial amount or as a result of any action following the date hereof and not prohibited, permitted or otherwise consented to by Parent pursuant to this Agreement; except in the case of each of the foregoing clauses (i)-(iii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date). For purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a), (A) all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and agreed that (1) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (2) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 3.9(b)); (B) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded and (C) any Effect of any of the matters disclosed in Section 1.1 of the Company Disclosure Letter shall be disregarded for purposes of determining the accuracy of any representation and warranty.

(b) Covenants and Agreements. The Company shall have complied with or performed in all material respects each of its covenants or obligations under this Agreement required to be complied with or performed at or prior to the Closing Date.

(c) Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred following the execution and delivery of this Agreement.

(d) Closing Certificate. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company certifying as to the satisfaction of the matters set forth in Section 7.2(a) and Section 7.2(b).

(e) Legal Proceedings. There shall not be pending any Legal Proceeding by a Governmental Entity (i) seeking to enjoin, restrain or prohibit the consummation of the Merger pursuant to any applicable Antitrust Laws, or (ii) seeking to impose any Antitrust Restraint.

7.3 Additional Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Closing of each of the following conditions, any of which may be waived (in writing) exclusively by the Company:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement (other than the Parent Capitalization Representation and the Parent Specified Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; (ii) each of the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.6(c) and Section 4.20 (collectively, the “Parent Specified Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date; and (iii) the representations and warranties set forth in Section 4.6(a) and Section 4.6(d) (the “Parent Capitalization Representation”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct in any immaterial amount or as a result of any action following the date hereof and not prohibited, permitted or otherwise consented to by the Company pursuant to this Agreement; except in the case of each of the foregoing clauses (i)-(iii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date). For purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.3(a), (A) all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and agreed that (1) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (2) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 4.5(b)); and (B) any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded.

(b) Covenants and Agreements. Each of Parent and Merger Sub shall have performed in all material respects each of their respective obligations under this Agreement required to be performed at or prior to the Closing Date and complied in all material respects with each covenant or other agreement of Parent and Merger Sub required to be performed or complied with by it under the Agreement.

(c) Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by a duly authorized officer of each of Parent and Merger Sub as to the satisfaction of the matters set forth in Section 7.3(a) and Section 7.3(b).

(d) Material Adverse Effect. No Material Adverse Effect on Parent shall have occurred following the execution and delivery of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Shareholder Approval (except as provided below), only as follows:

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, if the Company Shareholders’ Meeting shall have been held and the Requisite Shareholder Approval shall not have been obtained, it being understood that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure to obtain the Requisite Shareholder Approval;

(c) by either Parent or the Company, if any Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered or enforced a final and nonappealable Law which has the effect of prohibiting, making illegal or otherwise preventing the consummation of the Merger; or (ii) issued or granted any final and nonappealable Order that has the effect of prohibiting, making illegal or otherwise preventing the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the enactment, issuance, promulgation or entry of such final and nonappealable Law or Order;

(d) by either Parent or the Company, if the Effective Time shall not have occurred on or prior to March 18, 2019 (as it may be extended pursuant to this Section 8.1(d), Section 8.1(e) or Section 8.1(f)(i), the “Termination Date”), provided, however, that if, as of March 18, 2019, any of the Regulatory Approvals shall not have been obtained but all other conditions to Closing set forth in Article VII shall have been satisfied or waived or by their terms cannot be satisfied until immediately prior to the Closing (but which conditions would be satisfied if the Closing Date were March 18, 2019), the Termination Date shall be extended to June 18, 2019; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure of the Effective Time to have occurred on or prior to the Termination Date;

(e) by the Company, in the event of a breach of (i) any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or (ii) any of the representations and warranties of Parent and Merger Sub set forth in this Agreement, in either case which breach would result in the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied as of the Closing Date and which breach is (A) incapable of being cured prior to the Termination Date or (B) if curable prior to the Termination Date through the exercise of commercially reasonable efforts, has not been cured within the later of (x) 45 calendar days after delivery of written notice from the Company to Parent of such breach (with the Termination Date extended to the last day of such period if applicable) and (y) three Business Days prior to the Termination Date;

(f) by Parent:

(i) in the event of a breach of (A) any covenant or agreement on the part of the Company set forth in this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement, in either case which breach would result in the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied as of the Closing Date and which breach is (x) incapable of being cured prior to the Termination Date or (y) if curable prior to the Termination Date through the exercise of commercially reasonable efforts, has not been cured within the later of (1) 45 calendar days after delivery of written notice from Parent to the Company of such breach (with the Termination Date extended to the last day of such period if applicable) and (2) three Business Days prior to the Termination Date; or

(ii) prior to the receipt of the Requisite Shareholders’ Approval in the event that a Triggering Event shall have occurred; or

(g) by the Company in order to accept a Superior Proposal in accordance with Section 6.2(c); provided that the Company pays Parent, or causes Parent to be paid, the Termination Fee Amount in accordance with Section 8.3(b).

8.2 Notice of Termination; Effect of Termination. Any termination of this Agreement pursuant to and in accordance with Section 8.1 shall be effective immediately upon the delivery of written notice of the terminating Party to the other Parties, as applicable. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without Liability of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to the other Parties, as applicable, except

(a) for the terms of Section 6.12 and Section 6.13, this Section 8.2, and Section 8.3 and Article IX, each of which shall survive the termination of this Agreement; and (b) that nothing in this Section 8.2 shall relieve any Party or Parties, as applicable, from Liability for any willful breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the applicable Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in Section 6.7(b), Section 6.11 and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger) shall be paid by the Party incurring such expenses, whether or not the Merger is consummated. Expenses incurred under the HSR Act or any comparable pre-merger notification filings, forms and submissions with any non-U.S. Governmental Entity that may be required by the Antitrust Laws of any applicable non-U.S. jurisdiction shall be shared equally by Parent and the Company.

(b) Company Payments.

(i) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f)(ii), within two Business Days after termination, the Company shall pay or cause to be paid to Parent $125,000,000 (the “Termination Fee Amount”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(g), then the Company shall pay or cause to be paid to Parent the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent substantially concurrently with but not later than one Business Day after the date of such termination.

(iii) In the event that (A) this Agreement is terminated pursuant to (1) Section 8.1(b) or (2) Section 8.1(f)(i), (B) following the execution and delivery of this Agreement and (x) prior to the date of the Company Shareholders’ Meeting (in the case of any termination referred to in clause (A)(1)), or (y) prior to the breach or inaccuracy that forms the basis for the termination of this Agreement (in the case of any termination referred to in clause (A)(2)), an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or (in the case of any termination referred to in clause (A)(2) above) shall have been communicated or otherwise made known to the Company; and (C) within 12 months following the termination of this Agreement, either (x) an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or (y) the Company enters into a Contract providing for an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) and such Acquisition Transaction is consummated (whether or not within the 12-month period), then, within one Business Day after the date any such Acquisition Transaction is consummated, the Company shall pay or cause to be paid to Parent the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(iii), all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(c) Enforcement. The Company acknowledges and agrees that the provisions of Section 8.3(b) are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to Section 8.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment in favor of such payment against the Company, the Company shall pay to Parent its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 8.3(b), at the prime rate of Citibank N.A. in effect on the date such payment was required to be made, plus 500 basis points. Payment of the fees described in Section 8.3(b) shall not be in lieu of, or replacement or substitution for, damages incurred in the event of any breach of this Agreement. In no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee Amount on more than one occasion.

8.4 Amendment. Subject to Applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company, except that if this Agreement has been approved by shareholders of the Company in accordance with Israeli law, no amendment shall be made to this Agreement that requires the approval of such shareholders of the Company without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time.

9.2 Notices. All notices and other communications pursuant to this Agreement must be in writing and will be deemed to have been duly delivered and received (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) if sent by e-mail in portable document format (PDF) or similar electronic attachment (A) on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted and the sender has received confirmation of receipt by the recipient and (B) on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, and the sender has received confirmation of receipt by the recipient, on the following Business Day; or (iv) immediately upon delivery by hand or by fax (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a) if to Parent or Merger Sub, to:

KLA-Tencor Corporation

1 Technology Drive

Milpitas, California 95035

Attention: Chief Legal Officer

Fax:                (408) 875-4266

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

United States of America

Attn: Bradley L. Finkelstein

Douglas K. Schnell

Email: BFinkelstein@wsgr.com

DSchnell@wsgr.com

Fax: (650) 493-6811

and

Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Silver Road

Ramat Gan 5250608

Israel

Attn: Itay Frishman

Shachar Hadar

Email: itayf@meitar.com

            shacharh@meitar.com

Fax: +972 (3) 614 5888

(b) if to the Company, to:

Orbotech Ltd.

7 Sanhedrin Boulevard,

North Industrial Zone,

Yavne 8110101, Israel

Attn: Asher Levy

Alon Rozner

Email: Asher.Levy@orbotech.com

Alon.Rozner@orbotech.com

Fax: +972 (8) 943 8769

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

United States of America

Attn: LizabethAnn R. Eisen

Richard Hall

Email: LizAnn.Eisen@cravath.com

rhall@cravath.com

Fax: (212) 474-3700

and

Tulchinsky Stern Marciano Cohen Levitski & Co.

Museum Tower, 4 Berkowitz St.

Tel Aviv 6423806

Israel

Attn: David Cohen, Adv.

Email: davidc@tslaw.co.il

Fax: +972 (3) 607 5050

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or fax number through a notice given in accordance with this Section 9.2, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date that is (A) specified in such notice; or (B) five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2. The inability to deliver because of changed address of which no notice is given will be deemed to be receipt of the notice as of the date of such inability to deliver.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

9.4 Entire Agreement.

(a) This Agreement, the Confidentiality Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. However, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms.

(b) Except for the representations and warranties contained in Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, and neither Parent nor Merger Sub have relied on, any such information, including any information, documents, estimates, projections, forward-looking statements, business plans, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger or the other transactions contemplated by this Agreement, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article III.

(c) Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement. None of Parent, Merger Sub or any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, and the Company has not relied on, any such information, including any information, documents, estimates, projections, forward-looking statements, business plans, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Merger or the other transactions contemplated by this Agreement, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article IV.

9.5 Third Party Beneficiaries. Except as set forth in or contemplated by Section 6.17, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7 Other Remedies. Except as otherwise provided in this Agreement, any and all remedies in this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

9.8 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Parties in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of Israel, the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.9 Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws.

9.10 Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 9.10 shall affect the right of any Party to serve legal process in any other manner permitted by Applicable Law; (b) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and (c) irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (iv) waives, to the fullest extent permitted by Law, and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

9.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.12 Counterparts. This Agreement and any amendments hereto may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.13 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (a) the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative; (b) each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect; and (c) nothing set forth in any provision in this Agreement will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision of this Agreement.

[Signature page follows.]

The Parties are executing this Agreement on the date set forth in the introductory clause.

KLA-TENCOR CORPORATION

By:	/s/ Richard P. Wallace
Name: Richard P. Wallace
Title: President and Chief Executive Officer

TIBURON MERGER SUB TECHNOLOGIES LTD.

By:	/s/ Jonathan Ian Van Passel
Name: Jonathan Ian Van Passel
Title: Director

[Signature page to Agreement and Plan of Merger]

The Parties are executing this Agreement on the date set forth in the introductory clause.

ORBOTECH LTD.

By:	/s/ Asher Levy
Name: Asher Levy
Title: Chief Executive Officer

By:	/s/ Amichai Steimberg
Name: Amichai Steimberg
Title: President and Chief Operating Officer

[Signature page to Agreement and Plan of Merger]

EXECUTION VERSION

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1 (this “Amendment”), dated May 11, 2018, to the Agreement and Plan of Merger, dated as of March 18, 2018 (the “Merger Agreement”), among KLA-Tencor Corporation, a Delaware corporation (“Parent”), Tiburon Merger Sub Technologies Ltd., a company organized under the Laws of the State of Israel and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Orbotech Ltd., a company organized under the Laws of the State of Israel (the “Company,” and together with Parent and Merger Sub, the “Parties”). Capitalized terms used in this Amendment and not otherwise defined shall have the meaning given to them in the Merger Agreement.

RECITALS

A.    Section 8.4 of the Merger Agreement provides that, subject to Applicable Law, the Merger Agreement may be amended at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company, except that if the Merger Agreement has been approved by the shareholders of the Company in accordance with Israeli law, no amendment shall be made to the Merger Agreement that requires the approval of such shareholders of the Company without such approval.

B.    As of the date of this Amendment, the Merger Agreement has not yet been approved by the shareholders of the Company.

C.    Parent, Merger Sub, and the Company intended to provide in the Merger Agreement that each Company Share held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Plans, or owned by the 102 Trustee on behalf of the Company, or held by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, would remain outstanding after the Effective Time, with no Merger Consideration or any other consideration due or delivered in exchange therefor.

D.    Parent, Merger Sub, and the Company also desire to clarify that, notwithstanding anything in the Merger Agreement to the contrary, Merger Sub (and, as a result of the Merger, the Surviving Company) may be a wholly owned direct or indirect Subsidiary of Parent.

E.    In addition, the Company has received confirmation from the Investment Center that the approval of the Investment Center is not required with respect to the change in ownership of the Company to be effected by the Merger.

F.    Parent, Merger Sub, and the Company desire to amend certain terms of the Merger Agreement and to make certain acknowledgments as set forth below to properly reflect the intent set forth in Recitals C, D and E.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the matters set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound, Parent, Merger Sub, and the Company hereby agree as follows:

1.    Owned Company Shares. Section 2.7(a)(ii) of the Merger Agreement is amended and restated as follows:

“(ii)    Owned Company Shares. Each Company Share held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Plans, or owned

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by the 102 Trustee on behalf of the Company, or held by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time (collectively, the “Excluded Company Shares”), if any, shall remain outstanding, and no Merger Consideration or any other consideration shall be due or delivered in exchange therefor.”

2.    Treatment of Company Options. Section 2.9 of the Merger Agreement is amended and restated as follows:

“2.9    No Further Ownership Rights in Company Shares. From and after the Effective Time, except for Excluded Company Shares which shall be treated in accordance with Section 2.7(a)(ii), all issued and outstanding Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Share theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or acknowledgment of the conversion thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than Excluded Company Shares. If, after the Effective Time, for any reason (a) Certificates are presented to the Surviving Company, or (b) acknowledgments are delivered to the Exchange Fund Agent of the conversion of any Uncertificated Shares, such Certificates or Uncertificated Shares, as the case may be, shall be cancelled and the holder thereof shall be entitled to receive the Merger Consideration, in each case as provided for, and in accordance with the procedures set forth, in this Article II.”

3.    Merger Sub. Parent, Merger Sub, and the Company hereby agree and acknowledge that, (a) notwithstanding any reference in the Merger Agreement (i) to Merger Sub as an “indirect wholly owned subsidiary of Parent” or (ii) that, as a result of the Merger, the Surviving Company shall become “an indirect wholly owned direct Subsidiary of Parent” or an “indirect wholly owned Subsidiary of Parent,” Merger Sub may be (and the Surviving Company may become, as a result of the Merger) either a wholly owned direct or a wholly owned indirect Subsidiary of Parent, and (b) any reference in the Merger Agreement to any action to be taken by the “sole shareholder of Merger Sub” shall be deemed to include any such action that is taken by the unanimous approval of each of the shareholders of Merger Sub, in the event there is more than one such shareholder at the applicable time.

4.    Investment Center Approval. Parent, Merger Sub and the Company hereby agree and acknowledge that, notwithstanding anything in the Merger Agreement to the contrary, the confirmation provided by the Investment Center to the Company on April 29, 2018, that the approval of the Investment Center is not required with respect to the change in ownership of the Company, shall be deemed to constitute the “Investment Center Approval” under the Merger Agreement and shall satisfy the condition to Closing set forth in Section 7.1(i) of the Merger Agreement, unless revoked, withdrawn, or amended by the Investment Center prior to Closing.

5.    Headings. The headings set forth in this Amendment are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Amendment or any term or provision hereof.

6.    Confirmation of the Merger Agreement. Other than as expressly modified pursuant to this Amendment, all provisions of the Merger Agreement remain unmodified and in full force and effect.

7.    Miscellaneous. The provisions of Section 8.4 and Article IX (other than Section 9.1) of the Merger Agreement shall apply to this Amendment, mutatis mutandis.

[Signature page follows.]

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IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have executed this Amendment as of the date written above.

KLA-TENCOR CORPORATION

By:	/s/ Richard P. Wallace
	Name:	Richard P. Wallace
	Title:	President and Chief Executive Officer

TIBURON MERGER SUB TECHNOLOGIES LTD.

By:	/s/ Virendra Kirloskar
	Name:	Virendra Kirloskar
	Title:	Director

ORBOTECH LTD.

By:	/s/ Asher Levy
	Name:	Asher Levy
	Title:	Chief Executive Officer

By:	/s/ Amichai Steimberg
	Name:	Amichai Steimberg
	Title:	President and Chief Operating Officer

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ANNEX B

745 Seventh Avenue New York, NY 10019 United States

March 18, 2018

Board of Directors

Orbotech Ltd.

7 Sanhedrin Boulevard,

North Industrial Zone,

Yavne 8110101, Israel

Members of the Board of Directors:

We understand that Orbotech Ltd. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with KLA-Tencor Corporation, a Delaware corporation (“Parent”), and Orbotech Ltd., a company organized under the laws of the State of Israel and an indirect wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which (i) Merger Sub will merge with and into the Company with the Company continuing as the surviving company (the “Merger”) and (ii) each ordinary share, nominal (par) value NIS 0.14 share, of the Company (each, a “Company Share” and together the “Company Shares”), that is issued and outstanding (other than any Company Share held in treasury, reserved for future grants under the Company Plans (as defined in the Agreement) or owned by Parent or any direct or indirect wholly owned subsidiary of the Company or Parent (together, the “Excluded Shares”)), will be converted into the right to receive (a) an amount in cash, without interest, equal to $38.86 (the “Cash Merger Consideration”) and (b) 0.25 of a share (the “Stock Merger Consideration”) of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”). The Cash Merger Consideration and the Stock Merger Consideration together is referred to as the “Merger Consideration”. The terms and conditions of the Proposed Transaction are set forth in more detail in the agreement and plan of merger among Parent, Merger Sub and the Company dated as of March 18, 2018 (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the holders of the Company Shares (other than the holders of Excluded Shares) of the Merger Consideration to be offered to such holders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Merger Consideration to be offered to the holders of the Company Shares in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and December 31, 2017 and Current Reports on Form 6-K filed on January 17, 2018 and February 14, 2018; (3) publicly available information concerning Parent that we believe to be relevant to our analysis, including its

Annual Report on Form 10-K for the fiscal year ended June 30, 2017 and Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2017 and December 31, 2017; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”); (5) a trading history of the Company Shares from March 16, 2013 until March 16, 2018 and a trading history of the Parent Common Stock from March 16, 2013 until March 16, 2018; (6) a comparison of trading price as a multiple of certain financial metrics for calendar years 2018 and 2019 of each of the Company and Parent and certain other companies that we deemed relevant; (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (8) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost synergies and other strategic benefits expected by management of Parent (the “Expected Synergies”); and (9) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and Parent. In addition, we have had discussions with the management of the Company concerning the Company’s business, operations, assets, liabilities, financial condition and prospects and have had discussions with the managements of the Company and Parent concerning Parent’s business, operations, assets, liabilities, financial condition and prospects, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that the Company Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and we have assumed that the Company Projections are a reasonable basis upon which to evaluate the future financial performance of the Company. We have not been provided with, and did not have any access to, financial projections of Parent prepared by management of the Company or Parent. Accordingly, upon advice of the Company, we have assumed that the published estimates of third party research analysts for the fiscal years ending on June 30, 2018, June 30, 2019 and June 30, 2020 are a reasonable basis upon which to evaluate the future financial performance of Parent and that Parent will perform substantially in accordance with such estimates. In addition, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to the Company Projections or the Expected Synergies or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Parent and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Parent. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter and we are not opining on, and make no assumption herein with respect to, the occurrence, price or terms of any buyback of shares of Parent Common Stock that may occur following the announcement or closing of the Proposed Transaction. We express no opinion as to the prices at which the Company Shares or shares of Parent Common Stock would trade following the announcement or consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of Parent Common Stock to be held by the holders of the Company Shares after the consummation of the Proposed Transaction will be in excess of the market value of the Company Shares owned by such holders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to the holders of the Company Shares (other than holders of the Excluded Shares) in the Proposed Transaction is fair to such holders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company and Parent in the past, and expect to perform such services in the future, and have received, and expect to receive, customary investment banking fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (i) acted as the sole bookrunner on the Company’s US$102 million registered equity block trade offering in June 2016 and (ii) acted as a lender under an existing credit facility for, and provided corporate banking services to, one of the Company’s subsidiaries.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of the Company Shares (other than holders of the Excluded Shares) as to how such holder should vote with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

ANNEX C

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

July 12, 2018

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

Proxy statement and proxy card are available at

www.orbotech.com

Please complete, sign, date and mail your

proxy card in the envelope provided

as soon as possible.

This proxy card is for the extraordinary meeting of the shareholders of Orbotech to be held on July 12, 2018 to consider the proposed Merger (as defined below), as described in more detail in the proxy statement made available to Orbotech shareholders on June 7, 2018 (the “Proxy Statement”). This proxy card does NOT relate to the 2018 annual general meeting of Orbotech shareholders scheduled to be held on June 21, 2018, for which separate proxy materials have been made available to Orbotech shareholders. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on July 11, 2018 (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

i Please detach along perforated line and mail in the envelope provided. i

00030000020000000000 0	071218

PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN

TO APPROVE AND ADOPT (I) THE AGREEMENT AND PLAN OF MERGER DATED MARCH 18, 2018, AS AMENDED (THE “MERGER AGREEMENT”), AMONG KLA-TENCOR CORPORATION (“KLA-TENCOR”), TIBURON MERGER SUB TECHNOLOGIES LTD. (“MERGER SUB”) AND THE COMPANY; (II) THE MERGER OF MERGER SUB WITH AND INTO THE COMPANY (THE “MERGER”) ON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT AND IN ACCORDANCE WITH THE PROVISIONS OF SECTIONS 314-327 OF THE ISRAELI COMPANIES LAW, 1999 AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, FOLLOWING WHICH MERGER SUB WILL CEASE TO EXIST, AND THE COMPANY WILL BECOME A WHOLLY OWNED SUBSIDIARY OF KLA-TENCOR; AND (III) ALL OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, ALL UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT.

		☐	☐	☐
	Are you KLA-Tencor, Merger Sub, or a KLA Related Person (as such term is defined in the Proxy Statement) with respect to the item listed above?	YES	NO
	If you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming you are not KLA-Tencor, Merger Sub, or a KLA Related Person, your vote will not be counted for purposes of the Merger Majority (as such term is defined in the Proxy Statement).	☐	☐

As further explained in the Proxy Statement, based on information provided to the Company by KLA-Tencor and Merger Sub, the Company is not aware of any holdings of Orbotech shares by KLA-Tencor, Merger Sub or any KLA Related Persons, and therefore believes that all of its shareholders should mark “NO” in the appropriate place above (or in their electronic submission).

See pages II-III and 35-36 of the Proxy Statement for more information.
Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof.
The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be counted as being present for quorum purposes but will not be treated as having been voted on the item listed herein. Any other matters that may properly come before the Meeting, if any, will be voted by the persons designated as proxies in their judgment.
Any and all proxies heretofore given are hereby revoked.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:   Please sign exactly as your name or names appear on this proxy. When shares are held jointly, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order of in which the names stand in the Company's share register. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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0

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 12, 2018

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and MR. MICHAEL HAVIN, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of trading on Wednesday, June 6, 2018, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Company’s principal offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Thursday, July 12, 2018, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

1.1	14475

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Additional Information and Where to Find It

This report is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving, and with respect to KLA-Tencor’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, and a copy of the final proxy statement/prospectus contained therein will be made available to Orbotech shareholders on June 7, 2018 and will be mailed to Orbotech shareholders on or about June 15, 2018. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This report is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).